EXHIBIT 99.81

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

to be held on October 27, 2020

and

NOTICE OF ORIGINATING APPLICATION

TO THE COURT OF QUEEN’S BENCH OF ALBERTA

and

MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT

with respect to a

PLAN OF ARRANGEMENT

involving

HIGH TIDE INC.

and

SHAREHOLDERS OF META GROWTH CORP.

September 23, 2020

These materials are important and require your immediate attention. They require shareholders of META Growth Corp. to make important decisions. If you are in doubt as to how to make such decisions please contact your financial, legal, tax or other professional advisors. If you have any questions or require assistance with respect to the accompanying materials or the meeting, please contact Kingsdale Advisors, the strategic shareholder advisor and proxy solicitation agent for META Growth Corp., by telephone at 1-800-749-9052 toll-free in North America (+1-416-867-2272 collect) or by e-mail at contactus@kingsdaleadvisors.com

Neither the TSX Venture Exchange Inc. nor any securities regulatory authority has in any way passed upon the merits of the plan of arrangement described in this Management Information Circular and Proxy Statement and it is an offence to claim otherwise.

TABLE OF CONTENTS

LETTER TO META SHAREHOLDERS	i
NOTICE OF SPECIAL MEETING OF META SHAREHOLDERS	iii
NOTICE OF ORIGINATING APPLICATION	v
QUESTIONS AND ANSWERS REGARDING THE PLAN OF ARRANGEMENT	vii
MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT	1
GLOSSARY OF TERMS	5
CURRENCY	16
SUMMARY INFORMATION	17
INFORMATION CONCERNING THE MEETING	26
THE ARRANGEMENT	27
THE ARRANGEMENT AGREEMENT	38
PRINCIPAL LEGAL MATTERS	51
PRINCIPAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	52
RISK FACTORS	57
PROCEDURES FOR THE SURRENDER OF META SHARES AND RECEIPT OF CONSIDERATION	60
RIGHTS OF DISSENT	62
INFORMATION CONCERNING META	64
INFORMATION CONCERNING HIGH TIDE	66
GENERAL PROXY MATTERS	66
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	70
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	70
INTERESTS OF EXPERTS	71
ADDITIONAL INFORMATION	71

APPENDICES

Appendix A	–	Arrangement Resolution
Appendix B	–	Interim Order
Appendix C	–	Fairness Opinion
Appendix D	–	Information Concerning High Tide
Appendix E	–	Section 191 of the Business Corporations Act (Alberta)
Appendix F	–	Pro Forma Financial Statements of High Tide

LETTER TO META SHAREHOLDERS

September 23, 2020

Dear META Shareholders:

You are invited to attend a special meeting (the “Meeting”) of holders (“META Shareholders”) of common shares (“META Shares”) of META Growth Corp. (“META” or the “Corporation”) to be held virtually via live audio webcast, available online using the LUMI meeting platform at https://web.lumiagm.com/232399830, on Tuesday, October 27, 2020 at 11:00 a.m. (EST). At the Meeting, you will be asked to consider and, if deemed advisable, approve a special resolution approving a plan of arrangement (the “Arrangement”) involving META, High Tide Inc. (“High Tide”) and the META Shareholders to be carried out pursuant to an arrangement agreement between the Corporation and High Tide.

Full details of the Arrangement are set out in the accompanying Notice of Special Meeting of META Shareholders and Management Information Circular and Proxy Statement (the “Information Circular”). The Information Circular contains a detailed description of the Arrangement, including certain risk factors relating to the completion of the Arrangement. You should consider carefully all of the information in the Information Circular. If you require assistance, consult your financial, legal, tax or other professional advisors.

Pursuant to the Arrangement, META Shareholders (other than dissenting META Shareholders) will receive for each META Share held, 0.824 of one common share of High Tide (each whole share being a “High Tide Share”).

For additional details about the Arrangement, see “The Arrangement” and “The Arrangement Agreement” in the Information Circular which accompanies this letter.

The Arrangement is subject to customary conditions for a transaction of this nature, which include court and regulatory approvals, and approval by not less than 66 2/3% of the votes cast by the META Shareholders, virtually present or represented by proxy at the Meeting.

The board of directors of META (the “META Board”), after consulting with its financial and legal advisors, and after consideration of, among other things, the fairness opinion of Echelon Wealth Partners Inc., has unanimously determined that the Arrangement is in the best interests of the Corporation, that the consideration to be received by META Shareholders pursuant to the Arrangement is fair, from a financial point of view, to META Shareholders and unanimously recommends that META Shareholders vote in favour of the Arrangement. Certain of the directors and officers of META and certain other META Shareholders, who own in the aggregate approximately 14.1% of the outstanding META Shares, have entered into support agreements with High Tide pursuant to which they have agreed to, among other things, vote their META Shares in favour of the Arrangement.

The META Board considered a number of factors including, among others, the following:

(a)	Ownership in a larger company focused on retail cannabis operations. High Tide has established itself as a leading cannabis retailer and the Arrangement positions High Tide, following closing of the Arrangement, as the largest cannabis retailer in Canada by revenue and network;

(b)	Preserving shareholder value. The META Board’s assessment of the current and future state of the debt and equity markets that could be available to META to provide META with the full amount of funding it requires to finance its business and operations, including the risk that such funding may not be obtained in a reasonable time or in full or on terms satisfactory to META, as well as the META Board’s assessment of market conditions;

(c)	Premium to META Shareholders. The exchange ratio values the META Shares at $0.133 per META Share, representing a premium of 14% based on the 10-day volume-weighted average price of the META Shares on the TSX Venture Exchange and High Tide Shares on the Canadian Securities Exchange as of August 20, 2020; and

i

(d)	Continuity and retention. As part of the acquisition of META, High Tide will retain certain members of the experienced and well regarded team of META. Following the acquisition of META, High Tide will have greater financial and human resources, enabling it to more effectively accelerate the build-out of META’s retail cannabis footprint.

Amid ongoing concerns about the COVID-19 outbreak, META remains mindful of the well-being of our shareholders and their families, our industry partners and other stakeholders as well as the communities in which we operate. META intends on holding the Meeting as a virtual (by electronic means) shareholder meeting only. Shareholders will not be able to attend the Meeting in person. A summary of the information META Shareholders will need to attend the Meeting online is provided in the Information Circular.

Your vote is important regardless of the number of META Shares you own. All META Shareholders are encouraged to take the time to complete, sign, date and, in the case of registered META Shareholders, return the enclosed applicable form of proxy in accordance with the instructions set out therein and in the Information Circular so that your META Shares can be voted at the Meeting in accordance with your instructions. If you are a non-registered META Shareholder and hold your META Shares through a broker, custodian, nominee or other intermediary, please complete and return the voting instruction form or other authorization form provided to you by your broker, custodian, nominee or other intermediary in accordance with the instructions provided. Failure to do so may result in your META Shares not being eligible to be voted at the Meeting.

To be effective, the enclosed proxy must be received by TSX Trust Company, Attention: Proxy Department, 301 - 100 Adelaide Street West, Toronto, Ontario M5H 4H1, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, preceding the Meeting or any adjournment or postponement thereof. Registered META Shareholders may also use the internet site at www.voteproxyonline.com to transmit their voting instructions.

If you are a registered META Shareholder, in order to receive the High Tide Shares that you are entitled to upon the completion of the Arrangement, you must complete and sign the enclosed Letter of Transmittal and return it, together with your share certificate(s) and any other required documents and instruments, to TSX Trust Company, in accordance with the procedures set out in the enclosed Letter of Transmittal.

The Information Circular contains a detailed description of the Arrangement. Please give this material your careful consideration and, if you require assistance, consult your financial, legal, tax or other professional advisors. Please complete and deliver the enclosed form of proxy in order to ensure your representation at the Meeting.

On behalf of the META Board, I would like to express our gratitude for the ongoing support our META Shareholders have demonstrated with respect to our decision to take part in this important event in the history of the Corporation. We would also like to thank our employees for their hard work on this task and for providing their support for the proposed transaction.

Yours truly,

(signed) “Mark Goliger”

Mark Goliger
Chief Executive Officer
META Growth Corp.

These materials are important and require your immediate attention. They require shareholders of META Growth Corp. to make important decisions. If you are in doubt as to how to make such decisions please contact your financial, legal, tax or other professional advisors. If you have any questions or require assistance with respect to the accompanying Information Circular or the Meeting, please contact Kingsdale Advisors, the strategic shareholder advisor and proxy solicitation agent for META Growth Corp., by telephone at 1-800-749-9052 toll-free in North America (+1-416-867-2272 collect) or by e-mail at contactus@kingsdaleadvisors.com

ii

META GROWTH CORP.

NOTICE OF SPECIAL MEETING OF META SHAREHOLDERS TO BE HELD ON OCTOBER 27, 2020

NOTICE IS HEREBY GIVEN that, pursuant to an order (the “Interim Order”) of the Court of Queen’s Bench of Alberta dated September 22, 2020, a special meeting (the “Meeting”) of the holders (“META Shareholders”) of common shares (“META Shares”) of META Growth Corp. (“META” or the “Corporation”) will be held virtually via live audio webcast, available online using the LUMI meeting platform at https://web.lumiagm.com/232399830, on Tuesday, October 27, 2020, at 11:00 a.m. (EST) for the following purposes:

(a)	to consider, pursuant to the Interim Order and, if deemed advisable, to approve, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is set forth in Appendix A to the accompanying information circular and proxy statement dated September 23, 2020 (the “Information Circular”), to approve a plan of arrangement under Section 193 of the Business Corporations Act (Alberta) (the “Arrangement”), all as more particularly described in the Information Circular; and

(b)	to transact such other business, including amendments to the foregoing, as may properly be brought before the Meeting or any adjournment or postponement thereof.

The record date for determination of META Shareholders entitled to receive notice of and to vote at the Meeting is September 8, 2020 (the “Record Date”).

Only META Shareholders whose names have been entered in the register of the holders of META Shares on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting in respect of META Shares, except, to the extent a META Shareholder transfers ownership of any META Shares after the Record Date and the transferee of those META Shares produces properly endorsed certificates evidencing such META Shares or otherwise establishes ownership of such shares and demands, not later than 10 days before the Meeting, to be included in the list of META Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those META Shares at the Meeting.

Registered holders of META Shares have the right to dissent with respect to the Arrangement Resolution and, if the Arrangement Resolution is passed, to be paid the fair value of their securities in accordance with the provisions of Section 191 of the Business Corporations Act (Alberta), as modified by the Interim Order. A META Shareholder’s right to dissent is more particularly described in the accompanying Information Circular. Failure to strictly comply with the requirements set forth in Section 191 of the Business Corporations Act (Alberta), as modified by the Interim Order, may result in the loss of any right of dissent. A dissenting registered META Shareholder must send to META a written objection to the Arrangement Resolution, which written objection must be received by META, c/o Borden Ladner Gervais LLP, Centennial Place, East Tower, 1900, 520 – 3rd Avenue S.W., Calgary Alberta T2P 0R3, Attention: David T. Madsen, Q.C., by 5:00 pm. (MST) on October 22, 2020 (or the business day that is three business days prior to the date of the Meeting if it is not held on October 27, 2020). Persons who are beneficial owners of META Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only registered holders of META Shares are entitled to dissent. Accordingly, a beneficial owner of META Shares who desires to exercise the right of dissent must make arrangements for the registered holder of such META Shares to dissent on the beneficial owner’s behalf. Alternatively, the beneficial owner could make arrangements for the META Shares to be registered in such beneficial owner’s name prior to the time the written objection to the Arrangement Resolution is required to be received by the Corporation.

Amid ongoing concerns about the COVID-19 outbreak, META remains mindful of the well-being of its shareholders and their families, its industry partners and other stakeholders as well as the communities in which META operates. META intends on holding the Meeting as a virtual (by electronic means) shareholder meeting only. Shareholders will not be able to attend the Meeting in person. A summary of the information META Shareholders will need to attend the Meeting online is provided in the Information Circular.

iii

It is desirable that as many META Shares as possible be represented at the Meeting. If you do not expect to attend and would like your META Shares represented, please complete the enclosed instrument of proxy and return it as soon as possible in the envelope provided for that purpose. In order to be effective, a proxy must be forwarded so as to reach or be deposited with TSX Trust Company, Attention: Proxy Department, 301 - 100 Adelaide Street West, Toronto, Ontario M5H 4H1 not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, preceding the Meeting or any adjournment or postponement thereof. The time limit for deposit of proxies may be waived or extended by the chair of the Meeting at his or her discretion, without notice. Shareholders may also use the internet site at www.voteproxyonline.com to transmit their voting instructions.

Dated at the City of Calgary, in the Province of Alberta, this 23rd day of September, 2020.

BY ORDER OF THE BOARD OF DIRECTORS OF META GROWTH CORP.

(signed) “Mark Goliger”

Mark Goliger
Chief Executive Officer
META Growth Corp.

These materials are important and require your immediate attention. They require shareholders of META Growth Corp. to make important decisions. If you are in doubt as to how to make such decisions please contact your financial, legal, tax or other professional advisors. If you have any questions or require assistance with respect to the accompanying Information Circular or the Meeting, please contact Kingsdale Advisors, the strategic shareholder advisor and proxy solicitation agent for META Growth Corp., by telephone at 1-800-749-9052 toll-free in North America (+1-416-867-2272 collect) or by e-mail at contactus@kingsdaleadvisors.com

iv

IN THE COURT OF QUEEN’S BENCH OF ALBERTA
JUDICIAL CENTRE OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS
CORPORATIONS ACT, R.S.A. 2000, c. B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT
INVOLVING META GROWTH CORP., HIGH TIDE INC. AND
THE SHAREHOLDERS OF META GROWTH CORP.

NOTICE OF ORIGINATING APPLICATION

NOTICE IS HEREBY GIVEN that an originating application (the “Application”) has been filed with the Court of Queen’s Bench of Alberta, Judicial Centre of Calgary (the “Court”) on behalf of META Growth Corp. (“META”) with respect to a proposed arrangement (the “Arrangement”) under Section 193 of the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended (the “ABCA”), involving META, High Tide Inc. (“High Tide”) and holders (“META Shareholders”) of common shares of META. The Arrangement is described in greater detail in the information circular and proxy statement of META dated September 23, 2020 (the “Information Circular”) accompanying this Notice of Originating Application.

At the hearing of the Application, META intends to seek:

(a)	an order approving the Arrangement pursuant to the provisions of Section 193 of the ABCA;

(b)	a declaration that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair, substantively and procedurally, to the META Shareholders and the other persons affected;

(c)	an order declaring that registered META Shareholders shall have the right to dissent in respect of the Arrangement in accordance with the provisions of Section 191 of the ABCA, as modified by the interim order (the “Interim Order”) of the Court dated September 22, 2020;

(d)	a declaration that the Arrangement will, upon the filing of the Articles of Arrangement and the issuance of the proof of filing of Articles of Arrangement pursuant to the provisions of Section 193 of the ABCA, become effective in accordance with its terms and will be binding on and after the Effective Time, as defined in the plan of arrangement attached as Schedule “A” to the arrangement agreement dated as of August 20, 2020 between META and High Tide; and

(e)	such other and further orders, declarations and directions as the Court may deem just.

AND NOTICE IS FURTHER GIVEN that the said Application was directed to be heard before a Justice of the Court of Queen’s Bench of Alberta, on the 28th day of October, 2020 at 3:30 p.m. (MST), or as soon thereafter as counsel may be heard. The Application is expected to be heard by teleconference or Webex. Any META Shareholder or any other interested party desiring to support or oppose the Application, may appear at the time of hearing in person or by counsel for that purpose. Any META Shareholder or any other interested party desiring to appear at the hearing for the final order is required to file with the Court of Queen’s Bench of Alberta, Judicial Centre of Calgary, and serve upon META on or before 4:00 p.m. (MST) on October 20, 2020, a notice of intention to appear, including an address for service in the Province of Alberta, indicating whether such META Shareholder or other interested party intends to support or oppose the application or make submissions thereat, together with a summary of the position such META Shareholder or other interested party intends to advocate before the Court and any evidence or materials which are to be presented to the Court by such META Shareholder or other interested party. Service on META shall be effected by delivery to the solicitors for META at the address below. If any META Shareholder or any other interested party does not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented, may approve it subject to such terms and conditions as the Court shall deem fit, or may refuse to approve the Arrangement, without any further notice.

v

AND NOTICE IS FURTHER GIVEN that no further notice of the Application will be given by META and that in the event the hearing of the Application is adjourned, only those persons who have appeared before the Court for the application at the hearing, or who have filed a notice of intention to appear as described above, shall be served with notice of the adjourned date.

AND NOTICE IS FURTHER GIVEN that the Court, by the Interim Order, has given directions as to the calling and holding of a special meeting of META Shareholders for the purpose of such META Shareholders voting upon a special resolution to approve the Arrangement and, in particular, has directed that registered META Shareholders shall have the right to dissent with respect to the Arrangement in accordance with the provisions of Section 191 of the ABCA, as modified by such Interim Order.

AND NOTICE IS FURTHER GIVEN that the final order of the Court approving the Arrangement will, if granted, serve as the basis for an exemption from the registration requirements of the United States Securities Act of 1933, as amended, pursuant to Section 3(a)(10) thereof, with respect to the issuance of the common shares in the capital of High Tide issuable to META Shareholders pursuant to the Arrangement.

AND NOTICE IS FURTHER GIVEN that a copy of the said Application and other documents in the proceedings will be furnished to any META Shareholders or other interested party requesting the same by the undermentioned solicitors for META upon written request delivered to such solicitors as follows:

Borden Ladner Gervais LLP
Centennial Place, East Tower
1900, 520 – 3rd Avenue S.W.
Calgary, Alberta T2P 0R3

Attention: David T. Madsen, Q.C.
Facsimile No.: (403) 266-1395

DATED at the City of Calgary, in the Province of Alberta, this 23rd day of September, 2020.

BY ORDER OF THE BOARD OF DIRECTORS OF META GROWTH CORP.

(signed) “Mark Goliger”

Mark Goliger
Chief Executive Officer
META Growth Corp.
vi

QUESTIONS AND ANSWERS REGARDING THE PLAN OF ARRANGEMENT

The following is a summary of certain information contained in or incorporated by reference into this Information Circular, together with some of the questions that you, as a META Shareholder, may have and answers to those questions. You are urged to read the remainder of this Information Circular as the information contained below is of a summary nature, and is qualified in its entirety by the more detailed information contained elsewhere in or incorporated by reference into this Information Circular, all of which are important and should be reviewed carefully. Capitalized terms in this summary have the meanings set out under the heading “Glossary of Terms”.

Why is the Meeting being held?

The purpose of the Meeting is for META Shareholders to consider and, if deemed advisable, to pass, with or without variation, a special resolution approving the acquisition of the META Shares by High Tide pursuant to the Arrangement. The Arrangement Resolution will be substantially in the form and content of Appendix A to this Information Circular. Approval of the Arrangement Resolution is required in accordance with the Interim Order and Section 193 of the ABCA.

If the Arrangement is completed, what will I receive?

Pursuant to the Arrangement, META Shareholders (other than Dissenting Shareholders) will receive for each META Share held, 0.824 of one High Tide Share.

It is anticipated that upon Closing, the issued and outstanding capital of High Tide will consist of 433,313,083 High Tide Shares on an undiluted basis. As a result: (a) existing High Tide Shareholders will hold an aggregate of 238,232,132 High Tide Shares representing approximately 54.979% of the outstanding High Tide Shares; and (b) former META Shareholders will hold an aggregate of approximately 195,080,951 High Tide Shares representing approximately 45.021% of the outstanding High Tide Shares.

See “The Arrangement – Summary of the Arrangement”, “The Arrangement – Arrangement Steps”, “The Arrangement – Effects of the Arrangement” and “Risk Factors – Risks Relating to the Arrangement”.

Why should I support the Arrangement?

The META Board believes that High Tide has established itself as a leading cannabis retailer and the Arrangement positions High Tide following Closing as the largest cannabis retailer in Canada by revenue and network. Other anticipated benefits include but are not limited to the following:

(a)	the exchange ratio values the META Shares at $0.133 per META Share, representing a premium of 14%, based on the 10-day volume-weighted average price of the META Shares on the TSXV and High Tide Shares on the CSE as of August 20, 2020;

(b)	the Arrangement is anticipated to enhance value for META Shareholders through ownership in a larger company focused on retail cannabis operations;

(c)	as part of the acquisition, High Tide will retain certain members of the experienced and well regarded team of META, and the acquisition of META will advance High Tide’s strategic position in North America as the largest Canadian cannabis retailer;

(d)	following the acquisition, High Tide will have greater financial and human resources, enabling it to more effectively accelerate the build-out of META’s retail cannabis footprint;

(e)	High Tide following Closing is anticipated to have industry leading gross margins;

(f)	the Closing of the Arrangement is intended to lead to optimization of store portfolios of High Tide through the elimination of unprofitable stores;

vii

(g)	High Tide following Closing is anticipated to realize immediate substantial cost and operational synergies; and

(h)	High Tide following Closing is anticipated to be well positioned to leverage data analytics through robust data collection in stores, which will drive operational efficiencies.

We recommend you review in detail the full discussion of the reasons for the Arrangement under “The Arrangement – Reasons for and Benefits of the Arrangement”.

Does the META Board support the Arrangement?

Yes. The META Board, after consulting with its financial and legal advisors, and after careful consideration of, among other things, the Fairness Opinion: (a) has unanimously determined that the Arrangement is in the best interests of the Corporation and the META Shareholders; (b) has unanimously determined that the consideration to be received by META Shareholders pursuant to the Arrangement is fair, from a financial point of view, to META Shareholders; and (c) unanimously recommends that META Shareholders vote in favour of the Arrangement Resolution.

See “The Arrangement – Recommendation of the META Board”.

When and where will the Meeting take place?

The Meeting to be held virtually via live audio webcast, available online using the LUMI meeting platform at https://web.lumiagm.com/232399830, on Tuesday, October 27, 2020, at 11:00 a.m. (EST) for the purposes indicated in the Notice of Meeting.

Amid ongoing concerns about the COVID-19 outbreak, META remains mindful of the well-being of its shareholders and their families, its industry partners and other stakeholders as well as the communities in which META operates. META intends on holding the Meeting as a virtual (by electronic means) shareholder meeting only. Shareholders will not be able to attend the Meeting in person.

See “Information Concerning the Meeting”.

Am I entitled to vote?

You are entitled to vote if you were a holder of META Shares as of the close of business on September 8, 2020. META Shareholders shall be entitled to vote on the Arrangement Resolution, with each META Shareholder being entitled to one vote for each META Share held.

See “Information Concerning the Meeting”.

How do I vote?

META Shareholders as of the September 8, 2020 Record Date, or their duly appointed proxyholders, can attend and vote at the Meeting, which is being held as a virtual (by electronic means) shareholder meeting only, and/or submit a proxy in respect thereof.

In order to be effective, a proxy must be forwarded so as to reach or be deposited with TSX Trust Company, Attention: Proxy Department, 301 - 100 Adelaide Street West, Toronto, Ontario M5H 4H1 not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, preceding the Meeting or any adjournment or postponement thereof. Shareholders may also use the internet site at www.voteproxyonline.com to transmit their voting instructions.

Non-registered holders of META Shares must provide voting instructions through their intermediaries as described in the Information Circular or the relevant instructions received from your intermediary. Non-registered holders of META Shares who wish to vote at the Meeting should be appointed as their own representatives for the Meeting in accordance with the instructions provided by their intermediaries.

viii

The time limit for the deposit of proxies may also be waived or extended by the chair of the Meeting at his or her discretion, without notice.

See “General Proxy Matters”.

Who is soliciting my proxy?

META is soliciting proxies by personal interviews, mail, telephone and other electronic means and by directors, officers and employees of META. The Corporation has engaged Kingsdale as strategic shareholder advisor and proxy solicitation agent. If you have any questions, you may contact Kingsdale by mail at Kingsdale Advisors, The Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, ON M5X 1E2, by toll-free telephone in North America at 1-800-749-9052, by facsimile at 1-416-867-2271 or by e-mail at contactus@kingsdaleadvisors.com.

Do I have dissent rights?

Registered holders of META Shares have Dissent Rights with respect to the Arrangement Resolution only if a written objection to the Arrangement Resolution is received by 5:00 p.m. (MST) on October 22, 2020 (or the Business Day that is three Business Days prior to the date of the Meeting if it is not held on or about October 27, 2020) by META c/o Borden Ladner Gervais LLP, Centennial Place, East Tower, 1900, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, Attention: David T. Madsen, Q.C., and such META Shareholder complies with Section 191 of the ABCA, as modified by the Interim Order

The statutory provisions covering the right to dissent are technical and complex. Failure to strictly comply with the requirements set forth in Section 191 of the ABCA, as modified by the Interim Order, may result in the loss of any right to dissent.

See “Rights of Dissent”.

When and how will I receive my High Tide Shares?

The details of the procedures for the deposit of physical certificates representing META Shares and the delivery by the Depositary of the Consideration Shares payable to former registered META Shareholders are set out in the Letter of Transmittal accompanying this Information Circular. Registered META Shareholders who have not received a Letter of Transmittal should contact the Depositary, TSX Trust Company, by email at tmxeinvestorservices@tmx.com. The Letter of Transmittal will also be filed under META’s company profile at www.sedar.com.

Only registered META Shareholders are required to submit a Letter of Transmittal. If you are a Beneficial Shareholder holding your META Shares through a nominee such as a broker or dealer, you should carefully follow any instructions provided to you by such nominee.

Registered META Shareholders must validly complete, duly sign and return the enclosed Letter of Transmittal together with the certificate(s) representing their META Shares, to the Depositary at one of the offices specified in the Letter of Transmittal.

Registered META Shareholders who deposit a validly completed and duly signed Letter of Transmittal, together with accompanying share certificate(s) representing their META Shares, will be forwarded the consideration to which they are entitled as soon as practicable after the later of the Effective Date and the date of receipt by the Depositary of the Letter of Transmittal and accompanying certificate(s) representing such META Shares. Once registered META Shareholders surrender their share certificates, they will not be entitled to sell the META Shares to which those certificates relate.

See “Procedure for the Surrender of META Shares and Receipt of Consideration”.

ix

What will happen if the Arrangement Resolution is not approved or the Arrangement is not completed?

If the Arrangement Resolution is not approved, or the Arrangement is not completed for any reason, the Arrangement Agreement may be terminated. The Arrangement Agreement provides that, upon the occurrence of certain termination events, either of the Parties may be required to pay the other Party a termination fee in the range of $1,000,000 to $2,000,000. See “The Arrangement Agreement”.

See also “Risk Factors”.

What if I have any other questions?

If you have any other questions regarding the META Meeting and the Arrangement, please contact:

Kingsdale Advisors

The Exchange Tower
130 King Street West
Suite 2950, P.O. Box 361,
Toronto, ON M5X 1E2,

Toll-free telephone in North America:	1-800-749-9052,

Facsimile:	1-416-867-2271

E-mail:	contactus@kingsdaleadvisors.com.
x

MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT

Introduction

This Management Information Circular and Proxy Statement (the “Information Circular”) is furnished in connection with the solicitation of proxies by and on behalf of the management of META for use at the Meeting and any adjournments or postponements thereof. No Person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

All summaries of, and references to, the Arrangement in this Information Circular are subject to, and qualified in their entirety by, reference to the complete text of the Plan of Arrangement, a copy of which is attached as Schedule “A” to the Arrangement Agreement, which can be found under META’s SEDAR profile at www.sedar.com. You are urged to carefully read the full text of the Plan of Arrangement.

Unless otherwise noted, all capitalized terms used in this Information Circular, but not otherwise defined herein, have the meanings set forth under “Glossary of Terms”. Information contained in this Information Circular is given as of September 23, 2020, unless otherwise specifically stated.

The information concerning High Tide contained in and incorporated by reference in this Information Circular has been provided by High Tide for inclusion in this Information Circular. Although META has no knowledge that any statements contained herein taken from or based on such information provided by High Tide are untrue or incomplete, META assumes no responsibility for the accuracy of such information or for any failure by High Tide to disclose events which may have occurred or may affect the significance or accuracy of any such information, but which are unknown to META.

This Information Circular does not constitute an offer to sell, or a solicitation of an offer to purchase securities in connection with the Arrangement, or the solicitation of a proxy, in any jurisdiction, to or from any Person to whom it is unlawful to make such offer, solicitation or an offer or proxy solicitation in such jurisdiction. The delivery of this Information Circular does not, under any circumstances, imply or represent that there has been no change in the information set forth herein since the date of this Information Circular.

META Shareholders should not construe the contents of this Information Circular as legal, tax or financial advice and should consult with their own professional advisors in considering the relevant legal, tax, financial or other matters contained in this Information Circular.

If you hold META Shares through an intermediary, you should contact your intermediary for instructions and assistance in voting and surrendering the META Shares that you beneficially own.

NO CANADIAN SECURITIES REGULATORY AUTHORITY HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE.

Forward-looking Information and Statements

Certain statements and other information contained in this Information Circular constitute forward-looking information and forward-looking statements (collectively, “forward-looking statements”). These forward-looking statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, “future”, “continue” or similar expressions or the negatives thereof.

1

In particular, this Information Circular contains forward-looking statements pertaining to:

•	the anticipated benefits of the Arrangement;

•	the structure and effect of the Arrangement;

•	the timing of the Meeting and the Final Order;

•	the anticipated Effective Date;

•	stock exchange delisting and listing and the timing thereof;

•	the ability to obtain required consents, permits or approvals;

•	the composition of the management team of High Tide following the Closing; and

•	the treatment of META Shareholders under tax laws.

Forward-looking statements respecting:

•	the anticipated benefits of the Arrangement are based upon a number of factors including, the Fairness Opinion (see “The Arrangement – Fairness Opinion”), the terms and conditions of the Arrangement Agreement (see “The Arrangement” and “The Arrangement Agreement”), and current industry, economic and market conditions (see “The Arrangement – Reasons for and Benefits of the Arrangement”) and the business and operations of High Tide and META (see “Information Concerning META”; and Appendix D – “Information Concerning High Tide”);

•	the ability of META to obtain required consents, permits and approvals are based upon a number of factors including, approval of the Arrangement by META Shareholders (see “Procedure for the Arrangement to Become Effective – META Shareholder Approval”), court approval of the Arrangement (see “Procedure for the Arrangement to Become Effective – Procedural Steps” and “Procedure for the Arrangement to Become Effective – Court Approval”) and the consent of provincial cannabis regulatory authorities (see “Principal Legal Matters – Other Required Regulatory Approvals”);

•	the structure and effect of the Arrangement are based upon the terms of the Arrangement Agreement and the transactions contemplated thereby (see “The Arrangement” and “The Arrangement Agreement”);

•	the consideration to be received by META Shareholders as a result of the Arrangement is based upon the terms of the Arrangement Agreement and the Plan of Arrangement (see “The Arrangement” and “The Arrangement Agreement”);

•	the composition of the management team of High Tide following the Closing is based upon the terms of the Arrangement and the Plan of Arrangement and the discussions to date between High Tide and META (see “The Arrangement – Effects of the Arrangement”);

•	certain steps in, and timing of, the Arrangement are based upon the terms of the Arrangement Agreement and, in respect of the ability and necessary time to receive the required Court approvals, are based upon advice received from counsel to the Corporation (see “The Arrangement” and “The Arrangement Agreement”);

•	the listing of the High Tide Shares issuable pursuant to the Arrangement, the META Warrants and META Debentures on the TSXV and the delisting of the META Shares, META Warrants and META Debentures from the TSXV and the High Tide Shares from the CSE is based on receiving approval from, and fulfilling all of the requirements of the TSXV and CSE, as applicable (see “The Arrangement – Stock Exchange Listings”); and

•	the treatment of the META Shareholders under Tax laws is subject to the statements under “Principal Canadian Federal Income Tax Considerations”.

By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. META believes the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Information Circular should not be unduly relied upon. These statements speak only as of the date of this Information Circular.

2

Some of the risks that could cause results to differ materially from those expressed in the forward-looking statements include:

•	the inability to obtain required consents, permits or approvals, including Court approval of the Arrangement, META Shareholder approval of the Arrangement, and Regulatory Approvals in accordance with the required timelines contained in the Arrangement Agreement;

•	the inability to satisfy the other conditions to the Arrangement Agreement prior to the Outside Date;

•	the failure to realize anticipated benefits of the Arrangement;

•	META will incur significant costs relating to the Arrangement, regardless of whether the Arrangement is completed;

•	future legislative and regulatory developments involving cannabis;

•	general business, economic, competitive, political and social uncertainties;

•	competition for, among other things, capital and skilled personnel;

•	risks or delays arising from, or relating to the ongoing COVID-19 pandemic;

•	the other factors discussed under the heading “Risk Factors” in this Information Circular; and

•	the other factors discussed under the heading “Risk Factors” in Appendix D – “Information Concerning High Tide”.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained in this Information Circular are expressly qualified by this cautionary statement. Except as required by law, META does not undertake any obligation to publicly update or revise any forward-looking statements and readers should carefully consider the matters discussed under the heading “Risk Factors” in this Information Circular and under the heading “Risk Factors” in Appendix D – “Information Concerning High Tide”.

Information for META Shareholders in the United States

The High Tide Shares issuable to META Shareholders in exchange for their META Shares pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act, and such securities will be issued in reliance upon the exemption from the registration requirements under the U.S. Securities Act provided by Section 3(a)(10) thereof, on the basis of approval of the Court. The Court will consider, among other things, the fairness of the terms and conditions of the Arrangement to META Shareholders.

The solicitation of proxies for the Meeting is not subject to the requirements applicable to proxy statements under the U.S. Exchange Act. Accordingly, the solicitations and transactions contemplated in this Information Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. META Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to proxy statements under the U.S. Exchange Act and registration statements under the U.S. Securities Act. Specifically, information concerning the assets and operations of High Tide has been prepared in accordance with Canadian standards and may not be comparable in all respects to similar information for United States companies.

All audited and unaudited financial statements and other financial information included in this Information Circular have been prepared in Canadian dollars unless otherwise noted, and in accordance with International Financial Reporting Standards, and such financial statements are subject to Canadian auditing and auditor independence standards, which differ from generally accepted accounting principles as in effect in the United States (“U.S. GAAP”) and United States auditing and auditor independence standards in certain material respects. Consequently, such financial statements and other financial information are not comparable in all respects to financial statements and other financial information prepared in accordance with U.S. GAAP or financial statements that are subject to United States auditing and auditor independence standards.

3

The enforcement by META Shareholders of civil liabilities under the United States federal or state securities laws may be affected adversely by the fact that META and High Tide are organized under the laws of Alberta, that the officers and directors of META and High Tide are residents of countries other than the United States, that the experts named in this Information Circular are residents of countries other than the United States, that no material assets of META are, or will be, located inside the United States and that a substantial majority of the assets of High Tide are, or will be, located outside the United States. In addition, the courts of Canada may not enforce judgments of United States courts obtained in actions against such Persons predicated upon civil liabilities under the federal or state securities laws of the United States.

High Tide Shares to be received by META Shareholders pursuant to the Arrangement will be freely tradable under the U.S. Securities Act, except by Persons who are “affiliates” of High Tide after the Arrangement or were affiliates of High Tide within 90 days prior to completion of the Arrangement. Any resale of such High Tide Shares by such an affiliate (or, if applicable, former affiliate) may be subject to the registration requirements of the U.S. Securities Act, absent an exemption therefrom. See “The Arrangement – Principal Legal Matters – United States Securities Laws Matters” in this Information Circular.

HIGH TIDE SHARES ISSUABLE PURSUANT TO THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

4

GLOSSARY OF TERMS

Unless the context otherwise requires, when used in this Information Circular the following terms shall have the meanings set forth below.

“2014 Cole Memorandum” has the meaning ascribed to it in Schedule B – “History of Legal Developments in the U.S. Cannabis Industry” to Appendix D – “Information Concerning High Tide”;

“2014 Farm Bill” means the Agriculture Improvement Act of 2014 (United States);

“2018 Farm Bill” means the Agriculture Improvement Act of 2018 (United States);

“2020 High Tide Information Circular” means the information circular of High Tide dated June 19, 2020, prepared in connection with the annual and special meeting of the shareholders of High Tide held on July 30, 2020.

“ABCA” means the Business Corporations Act, R.S.A. 2000, c. B-9;

“affiliate” has the meaning specified in National Instrument 45-106 – Prospectus Exemptions;

“AGCO” means the Alcohol and Gaming Commission of Ontario;

“AGLC” means the Alberta Gaming, Liquor and Cannabis;

“allowable capital loss” has the meaning ascribed thereto under the heading “Principal Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”;

“Amalgamation Agreement” has the meaning ascribed thereto under the heading “Information Concerning META – General”;

“Amended Halo Labs APA” means the amended and restated asset purchase agreement dated September 1, 2020 and entered into by High Tide and Halo Labs Inc., to amend the terms of the previously announced asset purchase agreement dated February 14, 2020;

“Arrangement” means the arrangement pursuant to Section 193 of the ABCA, on the terms and conditions set forth in the Plan of Arrangement, subject to any amendment or supplement thereto made in accordance therewith, under the Arrangement Agreement or made at the direction of the Court either in the Interim Order or the Final Order with the consent of META and High Tide, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement dated as of August 20, 2020 between META and High Tide pursuant to which the parties have proposed to implement the Arrangement, as such agreement may be amended, restated, modified or supplemented, at any time or from time to time, in accordance with the terms thereof;

“Arrangement Resolution” means the special resolution of META approving the Plan of Arrangement and other related matters to be considered at the Meeting, substantially in the form attached as Appendix A to this Information Circular;

“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be sent to the Registrar after the Final Order has been made, giving effect to the Arrangement;

“Authorizations” means, collectively, all consents, licenses, registrations, permits, authorizations, permissions, orders, approvals, clearances, waivers, certificates, and declarations issued, granted, given or otherwise made available by or under the authority of any Government Entity or pursuant to any requirement under applicable Law;

5

“Beneficial Shareholder” has the meaning ascribed thereto under the heading “General Proxy Matters – Advice for Beneficial Holders”;

“Broadridge” has the meaning ascribed thereto under the heading “General Proxy Matters – Advice for Beneficial Holders”;

“Business Day” means a day other than a Saturday, Sunday or other than a day when banks in the City of Calgary, Alberta are not generally open for business;

“Canna Cabana” means Canna Cabana Inc.;

“Cannabis” or “cannabis” means the plant Cannabis sativa L;

“Cannabis Laws” means, all applicable state, provincial, municipal, and/or federal legislation and regulations governing cannabis, cannabis paraphernalia, cannabis products, cannabis accessories, cannabis extracts, and activities related thereto in the United States, Canada and other jurisdictions in which High Tide operates the High Tide Business, together with any successor legislation and regulations thereto, and for greater certainty, includes the Cannabis Act (Canada), and the Cannabis Regulations (Canada);

“CBD” means Industrial Hemp-based cannabidiol;

“Certificate of Arrangement” means the certificate or other confirmation of filing to be issued by the Registrar pursuant to Subsection 193(11) of the ABCA giving effect to the Arrangement;

“Closing” means the completion of the transactions contemplated by the Arrangement Agreement;

“Cole Memorandum” has the meaning ascribed to it in Schedule B – “History of Legal Developments in the U.S. Cannabis Industry” to Appendix D – “Information Concerning High Tide”;

“Confidentiality Agreement” means the confidentiality agreement between High Tide and META dated May 27, 2019;

“Consideration” means the consideration to be received by non-dissenting META Shareholders pursuant to the Plan of Arrangement as consideration for their META Shares, consisting of 0.824 High Tide Shares for each META Share, subject to adjustment in the manner and in the circumstances contemplated in Section 2.14 of the Arrangement Agreement, on the basis set out in the Plan of Arrangement;

“Consideration Shares” means the High Tide Shares to be issued as the Consideration pursuant to the Arrangement;

“COVID-19” means the Coronavirus disease 2019, an infectious disease caused by severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2);

“Court” means the Court of Queen’s Bench of Alberta;

“CRA” means the Canada Revenue Agency;

“CSE” means the Canadian Securities Exchange;

“Depositary” means TSX Trust Company as depositary for the META Shares in connection with the Arrangement or such other trust company that may be appointed by META for the purpose of receiving deposits of certificates representing META Shares in connection with the Arrangement and as set out in the Letter of Transmittal;

“Dissenting Shareholders” means registered META Shareholders who validly exercise Dissent Rights and have not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the META Shares in respect of which Dissent Rights are validly exercised by such registered holder of META Shares, as applicable;

6

“Dissent Rights” means the rights of dissent provided to META Shareholders in respect of the Arrangement Resolution, all in accordance with the provisions of the ABCA and as described in the Plan of Arrangement;

“DPSP’ has the meaning ascribed thereto under the heading “Principal Canadian Federal Income Tax Considerations - Holders Resident in Canada - Eligibility for Investment”;

“DRS Advice” means Direct Registration System Advice;

“Echelon” means Echelon Wealth Partners Inc.;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” means 12:01 a.m. (Calgary Time) on the Effective Date or such other time as the Parties may agree to in writing prior to the Effective Date;

“Employment Agreements” has the meaning ascribed thereto under the heading “The Arrangement - Interests of Directors and Executive Officers in the Arrangement – Change of Control”;

“Exempt Plans” has the meaning ascribed thereto under the heading “Principal Canadian Federal Income Tax Considerations - Holders Resident in Canada - Eligibility for Investment”;

“Fairness Opinion” means the verbal opinion of Echelon as of August 20, 2020 and subsequently confirmed in writing and delivered to the META Board as of August 20, 2020, which written opinion is attached as Appendix C to this Information Circular;

“Famous Brandz” means Famous Brandz Inc.;

“First Expression of Interest Application Lottery” means the lottery conducted by the AGCO, on January 11, 2019, for the allocation of one of the 25 limited opportunities to apply for a Retail Store Authorization to operate a cannabis retail store in the province of Ontario;

“Final Order” means the final order of the Court approving the Arrangement pursuant to subsection 193(9)(a) of the ABCA in respect of META, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

“forward-looking statements” has the meaning ascribed thereto under the heading “Management Information Circular and Proxy Statement – Forward-looking Information and Statements”;

“Governmental Entity” means: (a) any international, multi-national, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, commissioner, minister, cabinet, governor in council, ministry, agency or instrumentality, domestic or foreign, including, for greater certainty, the AGCO and the AGLC; (b) any subdivision or authority of any of the foregoing; (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) any stock exchange, including, for greater certainty, the CSE and TSXV;

“Grasscity Entities” means SJV B.V. and SJV2 B.V.;

“High Tide” means High Tide Inc.;

“High Tide Acquisition Proposal” means, other than the transactions contemplated by the Arrangement Agreement, any offer, proposal or inquiry (whether written or oral) from any Person or group of Persons “acting jointly or in concert” (within the meaning of National Instrument 62-104 – Take-Over Bids and Issuer Bids) other than META (or any affiliate of META) after the date of the Arrangement Agreement relating to: (a) any direct or indirect acquisition, purchase, sale, disposition, alliance or joint venture (or any licence, lease, long-term supply agreement or other arrangement having the same economic effect as a sale or disposition), in a single transaction or series of related transactions, of assets (including shares of Subsidiaries of High Tide) or joint venture, partnership

7

or similar transaction representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue, as applicable, of High Tide and its Subsidiaries, taken as a whole; (b) any direct or indirect sale, disposition, issuance shares or other equity interests representing 20% or more of the voting or equity securities (or rights or interests in such voting or equity securities) of High Tide or any of its Subsidiaries whose assets, individually or in the aggregate, represent 20% or more of the consolidated assets of High Tide and its Subsidiaries; (c) any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in a Person or group of Persons beneficially owning or having the right to acquire 20% or more of any class of voting or equity securities of High Tide; (d) any plan of arrangement, merger, amalgamation, consolidation, share exchange, debt exchange, share reclassification, business combination, reorganization, recapitalization, liquidation, dissolution or winding up involving High Tide or any of its Subsidiaries; (e) any transaction which would reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Arrangement Agreement or which would reasonably be expected to materially reduce the benefits to META under the Arrangement Agreement; or (f) any other similar transaction or series of transactions involving High Tide or any of its Subsidiaries;

“High Tide Annual Financial Statements” means the audited consolidated financial statements of High Tide for the years ended October 31, 2019 and 2018, together with the notes thereto;

“High Tide Board” means the board of directors of High Tide, as constituted from time to time;

“High Tide Business” means the business carried on by High Tide as at the date of this Information Circular, and where the context so requires, includes the business carried on by High Tide prior to the date of this Information Circular;

“High Tide Debenture Indenture” means the debenture indenture dated December 12, 2018 and entered into between High Tide and Capital Transfer Agency ULC;

“High Tide Debt Restructuring” has the meaning ascribed to such term in the section “General Development of the High Tide Business: Two Year History – Developments Subsequent to the Financial Year ended October 31, 2019” of Appendix D – “Information Concerning High Tide”;

“High Tide Disclosure Letter” means the disclosure letter dated the date of the Arrangement Agreement and delivered by High Tide to META with the Arrangement Agreement;

“High Tide Escrow Agreement” means the escrow agreement dated November 20, 2018 and entered into by and between High Tide and AST Trust Company (Canada);

“High Tide Escrowed Securities” means the securities placed in escrow pursuant to the High Tide Escrow Agreement;

“High Tide Filings” means all documents publicly filed by or on behalf of High Tide on SEDAR since May 14, 2018;

“High Tide Interim Financial Statements” means the unaudited condensed interim consolidated financial statements of High Tide for the three and nine months ended July 31, 2020 and 2019, together with the notes thereto;

“High Tide Key Investor” means the counterparty to the High Tide Debt Restructuring and a key industry investor operating at arm’s length from High Tide;

“High Tide Material Adverse Effect” means any change, event, occurrence, effect, state of facts or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects, states of facts or circumstances, is or would reasonably be expected to be material and adverse to the business, operations, results of operations, assets, properties, capitalization, condition (financial or otherwise) or liabilities (contingent or otherwise) of High Tide and its Subsidiaries, taken as a whole, except any such change, event, occurrence, effect, state of facts or circumstances resulting from: (a) any change affecting any of the industries in which High Tide or any of its Subsidiaries operate generally in Canada; (b) any change in general economic, business, regulatory, political,

8

financial, capital, securities or credit market conditions in Canada; (c) any outbreak of war or act of terrorism; (d) any change in Law or GAAP (as such term is defined in the Arrangement Agreement) or the enforcement, implementation or interpretation thereof; (e) any natural disaster or epidemic, pandemic or disease outbreak (including the COVID-19 virus); (f) any action taken (or omitted to be taken) by High Tide or any of its Subsidiaries which is required to be taken (or omitted to be taken) pursuant to the Arrangement Agreement or that is consented to by META in writing; (g) the announcement of the Arrangement Agreement or consummation of the Arrangement or the transactions contemplated thereby, including any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of High Tide or its Subsidiaries with High Tide’s employees, customers, suppliers, partners and other Persons with which High Tide or any of its Subsidiaries has business relations; (h) any matter that has been disclosed by High Tide in the High Tide Filings prior to the date hereof or that is set forth in the High Tide Disclosure Letter; (i) the failure of High Tide to meet any internal or published projections, forecasts, guidance or estimate of revenues, earnings or cash flows (it being understood that the causes underlying such failure may be taken into account in determining whether a High Tide Material Adverse Effect has occurred); or (j) any change in the market price or trading volume of any securities of High Tide (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a High Tide Material Adverse Effect has occurred); provided, however, if any change, event, occurrence, effect, state of facts or circumstance in clauses (a) through and including (e) above has a materially disproportionate effect on High Tide and its Subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the industries in which High Tide or any of its Subsidiaries operate, such effect may be taken into account in determining: (i) whether a High Tide Material Adverse Effect has occurred, and (ii) references in certain Sections of the Arrangement Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative for purposes of determining whether a “High Tide Material Adverse Effect” has occurred;

“High Tide Named Executive Officers” means, collectively, the Chief Executive Officer and the Chief Financial Officer of High Tide, the High Tide Other Executive Officer, if any, and each other individual who would have been a High Tide Other Executive Officer but for the fact that such individual was neither serving as an executive officer, nor acting in a similar capacity, as at the end of the applicable financial year;

“High Tide Options” means the incentive stock options granted pursuant to the High Tide Stock Option Plan.

“High Tide Other Executive Officer” means the most highly compensated executive officer of High Tide, other than High Tide’s Chief Executive Officer and Chief Financial Officer, who was serving in such capacity as at the end of the applicable financial year and whose total compensation was more than $150,000;

“High Tide Secured Debentures” means the secured convertible debentures of High Tide.

“High Tide Second Debentures Offering Tranche 1” has the meaning ascribed to such term in the section General Development of the High Tide Business: Two Year History - Developments during the Financial Year ended October 31, 2018” of Appendix D – “Information Concerning High Tide”;

“High Tide Secured Loan Instrument” means a secured convertible loan instrument issued by High Tide.

“High Tide Shareholders” means the registered and/or beneficial owners of the High Tide Shares, as the context requires;

“High Tide Shares” means common shares in the capital of High Tide, as constituted on the date of this Information Circular;

“High Tide Special Warrants” means the special warrants of High Tide, issued pursuant to the special warrant indenture dated August 22, 2018 and entered into by and between High Tide and AST Trust Company (Canada);

“High Tide Special Warrants Offering Tranche 1” has the meaning ascribed to such term in the section “General Development of the High Tide Business: Two Year History - Developments during the Financial Year ended October 31, 2018” of Appendix D – “Information Concerning High Tide”;

“High Tide Stock Option Plan” means the 10% rolling stock option plan of High Tide, as amended from time to time;

9

“High Tide Superior Proposal” means any bona fide written High Tide Acquisition Proposal to acquire, directly or indirectly, not less than all of the outstanding High Tide Shares or all or substantially all of the assets of High Tide on a consolidated basis that did not result from a breach of the Arrangement Agreement and: (a) that, in the opinion of the High Tide Board, is reasonably capable of being completed, without undue delay, taking into account all financial, legal, regulatory and other aspects of such High Tide Acquisition Proposal and the Person making such High Tide Acquisition Proposal; (b) that is not subject to a financing condition and in respect of which it has been demonstrated to the satisfaction of the High Tide Board, after receipt of advice from its financial advisors and outside legal counsel, that adequate arrangements have been made in respect of any financing required to complete such High Tide Acquisition Proposal; (c) that is not subject to a due diligence condition or access condition; (d) in respect of which the High Tide Board determines, in its good faith judgment, after receiving the advice of its outside legal counsel and its financial advisors, that it would, if consummated in accordance with its terms (but without assuming away the risk of non-completion), result in a transaction which is more favourable to High Tide Shareholders than the Arrangement (including any adjustment to the terms and conditions of the Arrangement proposed by META pursuant to Section 7.04(a)(vi) of the Arrangement Agreement); (e) complies with Securities Laws in all material respects; (f) did not result from or involve a breach of the Arrangement Agreement, or any other agreement between the Person making the High Tide Acquisition Proposal and High Tide or any of its Subsidiaries; and (g) in the event that High Tide does not have the financial resources to pay the High Tide Termination Payment (should such payment be owing), the terms of such High Tide Acquisition Proposal provide that the Person making such High Tide Acquisition Proposal shall advance or otherwise provide High Tide with the cash for High Tide to make the High Tide Termination Payment, and such amount shall be advanced or provided on or before the date such High Tide Termination Payment becomes payable;

“High Tide Termination Payment” has the meaning set forth in Section 7.06(g) of the Arrangement Agreement;

“High Tide Unsecured Debentures” means the unsecured convertible debentures of High Tide.

“High Tide Warrants” means the common share purchase warrants of High Tide.

“Holder” has the meaning ascribed thereto under the heading “Principal Canadian Federal Income Tax Considerations”;

“Industrial Hemp” means Cannabis and any part of that plant (including the seeds thereof), and all derivatives, extracts, cannabinoids, isomers, acids, salts, and salts of isomers, whether growing or not, with a THC concentration of not more than 0.3% on a dry weight basis;

“Information Circular” means this management information circular and proxy statement of the Corporation dated September 23, 2020, together with all appendices hereto, sent by META to the META Shareholders in connection with the Meeting, as such Information Circular may be amended, supplemented or otherwise modified from time to time;

“Interim Order” means the interim order of the Court dated September 22, 2020 concerning the Arrangement under subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement and the holding of the Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

“Kingsdale” means Kingsdale Advisors, strategic shareholder advisor and proxy solicitation agent to META;

“KushBar” means KushBar Inc.;

“KushBar SPA” means the share purchase agreement dated December 10, 2019 and entered into by and among High Tide and 2651576 Ontario Inc.;

“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended, unless expressly specified otherwise, and for greater certainty, includes Cannabis Laws;

10

“Letter of Transmittal” means the letter of transmittal enclosed with this Information Circular pursuant to which a META Shareholder is required to deliver certificates representing META Shares and other required documents to the Depositary in order to receive the Consideration Shares payable in respect of such META Shares under the Arrangement;

“Licensed Producer” means any Person duly authorized by Health Canada pursuant to applicable Laws to engage in the cultivation, production, growth and/or distribution of cannabis.

“Lien” means any mortgage, charge, pledge, encumbrance, hypothec, security, interest, prior claim or lien (statutory or otherwise), in each case, whether contingent or absolute;

“Locked-Up Shareholders” means each Person who will, following the Effective Date, be a Reporting Insider of High Tide;

“Lock-Up Agreements” means the lock-up agreements between High Tide and the Locked-Up Shareholders, entered into on or prior to the Effective Date in substantially the form of agreement attached as Schedule D to the Arrangement Agreement;

“Management” means the management of High Tide.

“Meeting” means the special meeting of META Shareholders to be held on Tuesday, October 27, 2020, to consider the Arrangement Resolution and related matters, and any adjournments or postponement thereof;

“META” or the “Corporation” means META Growth Corp., a corporation existing under the laws of Alberta;

“META Acquisition Proposal” means, other than the transactions contemplated by the Arrangement Agreement, any offer, proposal or inquiry (whether written or oral) from any Person or group of Persons “acting jointly or in concert” (within the meaning of National Instrument 62-104 – Take-Over Bids and Issuer Bids) other than High Tide (or any affiliate of High Tide) after the date of the Arrangement Agreement: (a) any direct or indirect acquisition, purchase, sale, disposition, alliance or joint venture (or any licence, lease, long-term supply agreement or other arrangement having the same economic effect as a sale or disposition), in a single transaction or series of related transactions, of assets (including shares of Subsidiaries of META) or joint venture, partnership or similar transaction representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue, as applicable, of META and its Subsidiaries, taken as a whole; (b) any direct or indirect sale, disposition, issuance shares or other equity interests representing 20% or more of the voting or equity securities (or rights or interests in such voting or equity securities) of META or any of its Subsidiaries whose assets, individually or in the aggregate, represent 20% or more of the consolidated assets of META and its Subsidiaries; (c) any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in a Person or group of Persons beneficially owning or having the right to acquire 20% or more of any class of voting or equity securities of META; (d) any plan of arrangement, merger, amalgamation, consolidation, share exchange, debt exchange, share reclassification, business combination, reorganization, recapitalization, liquidation, dissolution or winding up involving META or any of its Subsidiaries; (e) any transaction which would reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or which would reasonably be expected to materially reduce the benefits to High Tide under the Arrangement Agreement; or (f) any other similar transaction or series of transactions involving META or any of its Subsidiaries;

“META Board” means the board of directors of META, as constituted from time to time;

“META Board Recommendation” means a statement that the META Board has received the Fairness Opinion and has unanimously determined, after receiving financial and legal advice, that the Consideration to be received by the META Shareholders is fair from a financial point of view and that the Arrangement is in the best interests of META and its security holders and that the META Board unanimously recommends that the META Shareholders vote in favour of the Arrangement Resolution;

11

“META Change in Recommendation” means the META Board fails to recommend or withdraws, amends, modifies or qualifies (or proposes publicly to withdraw, amend, modify or qualify), in a manner adverse to High Tide, the META Board Recommendation, or the META Board accepts, approves, endorses or recommends or publicly proposes to accept, approve, endorse or recommend a META Acquisition Proposal, or takes no position or remains neutral with respect to, any publicly announced META Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed META Acquisition Proposal for a period of no more than five Business Days following such public announcement or public disclosure will not be considered to be a META Change in Recommendation provided the META Board has rejected such META Acquisition Proposal and affirmed the META Board Recommendation before the end of such five Business Day period (or in the event that the Meeting is scheduled to occur within such five Business Day period, no later than the later of one Business Day following the public announcement or public disclosure of such META Acquisition Proposal or the second Business Day prior to the date of the Meeting));

“META Debenture Agreements” means the two consent and waiver agreements in respect of the META Debentures dated the date of the Arrangement Agreement between, on the one hand, META and, on the other hand and in separate META Debenture Agreements, two holders representing in the aggregate 94.56% of the principal amount of the META Debentures;

“META Debentures” means the outstanding debentures of META issued under the debenture indenture dated November 23, 2018 between META and TSX Trust Company, as trustee for the holders of such debentures;

“META Debenture Indenture” means the debenture indenture dated November 23, 2018 between META and TSX Trust Company, as trustee for the holders of META Debentures;

“META Disclosure Letter” means the disclosure letter dated the date of the Arrangement Agreement and delivered by META to High Tide with the Arrangement Agreement;

“META Filings” means all documents publicly filed by or on behalf of META on SEDAR since January 1, 2018;

“META Material Adverse Effect” means any change, event, occurrence, effect, state of facts or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects, states of facts or circumstances, is or would reasonably be expected to be material and adverse to the business, operations, results of operations, assets, properties, capitalization, condition (financial or otherwise) or liabilities (contingent or otherwise) of META and its Subsidiaries, taken as a whole, except any such change, event, occurrence, effect, state of facts or circumstances resulting from: (a) any change affecting any of the industries in which META or any of its Subsidiaries operate generally in Canada; (b) any change in general economic, business, regulatory, political, financial, capital, securities or credit market conditions in Canada; (c) any outbreak of war or act of terrorism; (d) any change in Law or GAAP (as such term is defined in the Arrangement Agreement) or the enforcement, implementation or interpretation thereof; (e) any natural disaster or epidemic, pandemic or disease outbreak (including the COVID-19 virus) (f) any action taken (or omitted to be taken) by META or any of its Subsidiaries, which is required to be taken (or omitted to be taken) pursuant to the Arrangement Agreement or that is consented to by High Tide in writing; (g) the announcement of the Arrangement Agreement or consummation of the Arrangement or the transactions contemplated hereby, including any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of High Tide or its Subsidiaries with High Tide’s employees, customers, suppliers, partners and other Persons with which High Tide or any of its Subsidiaries has business relations; (h) any matter that has been disclosed by META in META Filings prior to the date hereof or that is set forth in the META Disclosure Letter; (i) the failure of META to meet any internal or published projections, forecasts, guidance or estimate of revenues, earnings or cash flows (it being understood that the causes underlying such failure may be taken into account in determining whether a META Material Adverse Effect has occurred); or (j) any change in the market price or trading volume of any securities of META (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a META Material Adverse Effect has occurred); provided, however, if any change, event, occurrence, effect, state of facts or circumstance in clauses (a) through and including (e) above has a disproportionate effect on META and its Subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the industries in which META or any of its Subsidiaries operate, such effect may be taken into account in determining: (i) whether a META Material Adverse Effect has occurred; and (ii) that references in certain Sections of the Arrangement Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative for purposes of determining whether a “META Material Adverse Effect” has occurred;

12

“META Nominees” means any two director nominees to be selected by META prior to the completion of the Arrangement, provided that such director nominees shall be selected from the Persons that are directors and/or officers of META as of the date of the Arrangement Agreement;

“META Option Plan” means the amended and restated stock option plan of META adopted on February 19, 2020;

“META Options” means the outstanding stock options, whether or not vested, to acquire META Shares granted pursuant to the META Option Plan;

“META RSUs” means the restricted share units to acquire META Shares issued pursuant to the META RSU Plan;

“META RSU Plan” means the restricted share unit plan approved by the META Shareholders on February 19, 2020;

“META Shareholders” means the holders from time to time of META Shares, collectively or individually, as the context requires;

“META Shares” means the common shares in the capital of META;

“META Superior Proposal” means any bona fide written META Acquisition Proposal to acquire, directly or indirectly, not less than all of the outstanding META Shares or all or substantially all of the assets of META on a consolidated basis that did not result from a breach of the Arrangement Agreement and: (a) that, in the opinion of the META Board, is reasonably capable of being completed, without undue delay, taking into account all financial, legal, regulatory and other aspects of such META Acquisition Proposal and the Person making such META Acquisition Proposal; (b) that is not subject to a financing condition and in respect of which it has been demonstrated to the satisfaction of the META Board, after receipt of advice from its financial advisors and outside legal counsel, that adequate arrangements have been made in respect of any financing required to complete such META Acquisition Proposal; (c) that is not subject to a due diligence condition or access condition; (d) in respect of which the META Board determines, in its good faith judgment, after receiving the advice of its outside legal counsel and its financial advisors, that it would, if consummated in accordance with its terms (but without assuming away the risk of non-completion), result in a transaction which is more favourable to META Shareholders than the Arrangement (including any adjustment to the terms and conditions of the Arrangement proposed by High Tide pursuant to Section 7.02(a)(vi) of the Arrangement Agreement); (e) complies with Securities Laws in all material respects; (f) did not result from or involve a breach of the Arrangement Agreement or any other agreement between the Person making the META Acquisition Proposal and META or any of its Subsidiaries; and (g) in the event that META does not have the financial resources to pay the META Termination Payment (should such payment be owing), the terms of such META Acquisition Proposal provide that the Person making such META Acquisition Proposal shall advance or otherwise provide META with the cash for META to make the META Termination Payment, and such amount shall be advanced or provided on or before the date such META Termination Payment becomes payable;

“META Warrants” means the outstanding warrants of META to purchase META Shares;

“META Termination Payment” has the meaning set forth in Section 7.05(g) of the Arrangement Agreement;

“MI 61–101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“Non-Resident Holder” has the meaning ascribed thereto under the heading “Principal Canadian Federal Income Tax Considerations – Holders Not Resident in Canada”;

“Notice of Meeting” means the Notice of Special Meeting that accompanies this Information Circular;

“OBCA” means the Business Corporations Act (Ontario);

13

“Old NAC” has the meaning ascribed thereto under the heading “Information Concerning META - General”;

“Order” means all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations, awards, decrees or similar actions taken by, or applied by, any Governmental Entity (in each case, whether temporary, preliminary or permanent);

“Outside Date” means December 1, 2020 or such other date as may be agreed to in writing by High Tide and META;

“Parties” means, collectively, High Tide and META, and “Party” means any one of them;

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative or government (including any Governmental Entity), syndicate or other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement substantially in the form set out in Schedule “A” to the Arrangement Agreement as amended or supplemented from time to time in accordance with the Plan of Arrangement thereof and the Arrangement Agreement or made at the direction of the Court in the Final Order with the prior written consent of META and High Tide, each acting reasonably;

“Pro Forma Financial Statements” means the unaudited pro forma financial statements for High Tide as at and for the period ended July 31, 2020 and for the year ended October 31, 2019 that are attached to this Information Circular as Appendix F – “Pro Forma Financial Statements of High Tide”;

“RDSP” has the meaning ascribed thereto under the heading “Principal Canadian Federal Income Tax Considerations - Holders Resident in Canada - Eligibility for Investment”;

“Record Date” means the close of business on September 8, 2020;

“Registrar” has the meaning ascribed to such term in the ABCA;

“Regulatory Approvals” means any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry or any waiting period imposed by Law or a Governmental Entity, in each case in connection with the Arrangement Agreement or the Arrangement;

“Reporting Insider” has the meaning set forth in National Instrument 55-104 – Insider Reporting Requirements and Exemptions of the Canadian Securities Administrators;

“Representatives” means in respect of High Tide or META, as applicable, its officers, directors, employees, advisors (including investment bankers acting under an engagement with such Party), representatives and agents;

“Resident Holder” has the meaning ascribed thereto under the heading “Principal Canadian Federal Income Tax Considerations – Holders Resident in Canada”;

“RESP” has the meaning ascribed thereto under the heading “Principal Canadian Federal Income Tax Considerations - Holders Resident in Canada - Eligibility for Investment”;

“Retail Store Authorizations” means, collectively, the Authorizations required in order to engage in the retail sale and distribution of adult-use cannabis and cannabis products at licensed premises;

“RGR Canada” means RGR Canada Inc.;

“RRIF” has the meaning ascribed thereto under the heading “Principal Canadian Federal Income Tax Considerations - Holders Resident in Canada - Eligibility for Investment”;

“RRSP” has the meaning ascribed thereto under the heading “Principal Canadian Federal Income Tax Considerations - Holders Resident in Canada - Eligibility for Investment”;

14

“RTO” has the meaning ascribed thereto under the heading “Information Concerning META - General”;

“SEC” means the United States Securities and Exchange Commission;

“Securities Laws” means the Securities Act (Alberta) and all other applicable Canadian provincial and territorial securities laws, rules, regulations, instruments and published policies thereunder;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“SEDI” means the System for Electronic Disclosure by Insiders, available at: sedi.ca;

“Sessions Memorandum” has the meaning ascribed to such term in Schedule B – “History of Legal Developments in the U.S. Cannabis Industry” to Appendix D – “Information Concerning High Tide”;

“Share Split” has the meaning ascribed thereto under the heading “Information Concerning META – General”;

“Staff Notice 51-352” means Staff Notice 51-352 (Revised) – Issuers with U.S. Marijuana-Related Activities, published by the Canadian Securities Administrators on February 8, 2018;

“State” means a state of the U.S.;

“Subco” has the meaning ascribed thereto under the heading “Information Concerning META - General”; “Subsidiary” has the meaning specified in National Instrument 45-106 – Prospectus Exemptions;

“Support and Voting Agreements” means the support and voting agreements between High Tide and the Supporting Shareholders dated as of August 20, 2020;

“Supporting Shareholders” means all of the directors and certain other significant META Shareholders that own, or exercise control or direction over, META Shares or securities convertible into, or exchangeable for, META Shares, as set forth in Schedule C to the Arrangement Agreement;

“Tax Act” means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp.) and the regulations thereunder, all as amended;

“Tax Proposals” has the meaning ascribed thereto under the heading “Principal Canadian Federal Income Tax Considerations”;

“Tax Regulations” has the meaning ascribed thereto under the heading “Principal Canadian Federal Income Tax Considerations”;

“taxable capital gain” has the meaning ascribed thereto under the heading “Principal Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”;

“Taxes” means: (a) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, licence, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export and including all licence and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (b) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts described in clause (a) above or this clause (b); (c) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (d) any liability for the payment of any amounts described in clauses (a) or (b) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party;

15

“Taxing Authority” means any Governmental Entity responsible for the imposition, collection, assessment or administration of any Tax;

“Term Sheet” has the meaning ascribed thereto under the heading “The Arrangement – Background to the Arrangement”;

“TFSA” has the meaning ascribed thereto under the heading “Principal Canadian Federal Income Tax Considerations - Holders Resident in Canada - Eligibility for Investment”;

“THC” means delta-9-tetrahydrocannabinol, a psychoactive chemical compound in Cannabis;

“Transfer Agent” means TSX Trust Company, in its capacity as transfer agent for the META Shares;

“TSXV” means the TSX Venture Exchange;

“TSXV Undertaking” has the meaning ascribed thereto under the heading “Information Concerning META - General”;

“United States” or “U.S.” means the United States of America;

“U.S. Congress” means the Congress of the United States;

“U.S. CSA” means the Controlled Substance Act of 1970 (United States);

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder;

“Windsor Loan Agreement” means the senior secured loan agreement dated January 6, 2020 and entered into by and among High Tide and Windsor; and

“Windsor” means Windsor Private Capital.

Certain other terms used herein but not defined herein are defined in the Arrangement Agreement and, unless the context otherwise requires, shall have the same meanings herein as in the Arrangement Agreement.

CURRENCY

In this Information Circular, except where otherwise indicated, all dollar amounts are expressed in Canadian dollars, and all references to “$” and “dollars” are to Canadian dollars.

The following table sets forth, for each of the periods indicated, the high and low rates of exchange for one Canadian dollar expressed in United States dollars, the average rate of exchange during each such period and the end of period rate, each based on the daily exchange rate quoted by the Bank of Canada (the “Daily Rate”).

	Six Months Ended May 31,	Year ended December 31,
	2020	2019	2018	2017

High	USD $0.7710	USD $0.7699	USD $0.8138	USD $0.8245
Low	USD $0.6898	USD $0.7353	USD $0.7330	USD $0.7276
Average	USD $0.7366	USD $0.7537	USD $0.7721	USD $0.7708
End of Period	USD $0.7253	USD $0.7699	USD $0.7330	USD $0.7971

On August 20, 2020, the last trading day prior to the announcement of the Arrangement, the exchange rate for one Canadian dollar expressed in United States dollars, based on the Daily Rate, was USD $0.7579. On September 22, 2020, the last trading day prior to the date of this Information Circular, the exchange rate for one Canadian dollar expressed in United States dollars, based on the Daily Rate, was USD $0.7513.

16

SUMMARY INFORMATION

The following is a summary of certain information contained elsewhere in this Information Circular, including the Appendices hereto, provided for convenience only and is subject to, and qualified in its entirety by, reference to the more detailed information contained or referred to elsewhere in this Information Circular or in the Appendices hereto. Terms with initial capital letters used in this Summary are defined in the “Glossary of Terms”.

The Meeting

The Meeting will be held virtually via live audio webcast, available online using the LUMI meeting platform at https://web.lumiagm.com/232399830, on Tuesday, October 27, 2020 at 11:00 a.m. (EST) for the purposes set forth in the accompanying Notice of Meeting. At the Meeting, the META Shareholders will be asked to consider and, if deemed advisable, to approve, with or without variation, the Arrangement Resolution, the full text of which is set forth as Appendix A to this Information Circular.

Amid ongoing concerns about the COVID-19 outbreak, META remains mindful of the well-being of its shareholders and their families, its industry partners and other stakeholders as well as the communities in which META operates. META intends on holding the Meeting as a virtual (by electronic means) shareholder meeting only. Shareholders will not be able to attend the Meeting in person. A summary of the information you need to participate in the Meeting online is provided under “Information Concerning the Meeting”.

The Record Date for determining META Shareholders entitled to receive notice of and to vote at the Meeting is September 8, 2020. See “General Proxy Matters – Appointment and Revocation of Proxies”.

Summary of the Arrangement

META entered into the Arrangement Agreement with High Tide on August 20, 2020. The Arrangement Agreement provides for the implementation of the Plan of Arrangement (a copy of which is attached as Schedule “A” to the Arrangement Agreement).

Pursuant to the Arrangement, META Shareholders (other than Dissenting Shareholders) will receive for each META Share held, 0.824 of one High Tide Share.

It is anticipated that upon Closing, the issued and outstanding capital of High Tide will consist of 433,313,083 High Tide Shares on an undiluted basis. As a result: (a) existing High Tide Shareholders will hold an aggregate of 238,232,132 High Tide Shares representing approximately 54.979% of the outstanding High Tide Shares; and (b) former META Shareholders will hold an aggregate of approximately 195,080,951 High Tide Shares representing approximately 45.021% of the outstanding High Tide Shares.

Upon Closing, subject to approval of the TSXV and the applicable regulatory authorities, the High Tide Board will consist of five members, being Chris Brawn and Christian Sinclair, each of whom will be nominees of META, and Harkirat (Raj) Grover, Arthur Kwan and Nitin Kaushal, each of whom will be nominees of High Tide.

The Arrangement is subject to customary conditions for a transaction of this nature, which include Court and regulatory approvals, and approval by not less than 66 2/3% of the votes cast by the META Shareholders, virtually present or represented by proxy at the Meeting.

See “The Arrangement – Summary of the Arrangement”, “The Arrangement – Arrangement Steps”, “The Arrangement – Effects of the Arrangement” and “Risk Factors – Risks Relating to the Arrangement”.

META Growth Corp.

META and its Subsidiaries are in the business of operating retail locations to sell and distribute cannabis and cannabis related products in Canada.

17

The META Shares are listed for trading on the TSXV under the symbol “META”, the META Debentures are listed for trading on the TSXV under the symbol “META.DB” and the META Warrants are listed for trading on the TSXV under the symbol “META.WT”.

The head office of the Corporation is located at 56 Aberfoyle Crescent, Unit 200, Etobicoke, Ontario M8X 2W4, and its registered office is located at 1900, 520 – 3rd Avenue S.W., Calgary, Alberta T2P 0R3.

See “Information Concerning META”.

High Tide

High Tide is a downstream focused retailer of cannabis products, and a distributor and seller of smoking accessories. The High Tide Shares are listed for trading on the CSE under the symbol “HITI”, the Frankfurt Stock Exchange under the securities identification code “WKN: A2PBPS” and the ticker symbol “2YL”, and on the OTCQB Market Exchange under the symbol “HITIF”.

The head office of High Tide is located at Unit 112, 11127 – 15 Street N.E., Calgary, Alberta, T3K 2M4 and its registered office is located at #120 – 4954 Richard Road SW, Calgary, Alberta T3E 6L1.

See “Information Concerning High Tide” and Appendix D – “Information Concerning High Tide”.

Background to the Arrangement

The Arrangement is the result of extensive and considered negotiations between representatives of High Tide and META. This Information Circular contains a summary of the events leading up to the negotiation of the Arrangement Agreement and the meetings, negotiations, discussions and actions between the Parties that preceded the execution and public announcement of the Arrangement Agreement. See “The Arrangement – Background to the Arrangement”.

Reasons for and Benefits of the Arrangement

In unanimously determining that the Arrangement is in the best interests of the Corporation and unanimously recommending to META Shareholders that they approve the Arrangement, the META Board considered and relied upon a number of strategic, financial, operational and other factors including the financial metrics of the proposed transaction, the long-term prospects for growth of META on a stand-alone basis, the long-term prospects for growth of High Tide, and the prospects for the combined operations of High Tide and META. The META Board and management of META believe that the Arrangement provides a number of anticipated benefits. See “The Arrangement – Reasons for and Benefits of the Arrangement”.

Fairness Opinion

The META Board engaged Echelon to prepare and deliver the Fairness Opinion to the META Board. Echelon has provided the Fairness Opinion to the META Board to the effect that, as of August 20, 2020 and subject to the assumptions, qualifications and limitations contained therein, the consideration to be received by META Shareholders under the Arrangement is fair, from a financial point of view, to META Shareholders.

The summary of the Fairness Opinion in this Information Circular is qualified in its entirety by reference to the full text of the Fairness Opinion. The Fairness Opinion is subject to the assumptions, qualifications and limitations contained therein and should be read in its entirety. The Fairness Opinion was provided for the information and assistance of the META Board in connection with its consideration of the Arrangement. The Fairness Opinion does not address the merits of the underlying decision by META to enter into the Arrangement Agreement or the Arrangement and does not constitute, nor should it be construed as, a recommendation to any META Shareholder as to how such META Shareholder should vote with respect to the Arrangement Resolution or any related matter. META Shareholders are urged to read the Fairness Opinion in its entirety.

See Appendix C for the full text of the Fairness Opinion and “The Arrangement – Fairness Opinion”.

18

Recommendation of the META Board

The META Board, after consulting with its financial and legal advisors, and after careful consideration of, among other things, the Fairness Opinion: (a) has unanimously determined that the Arrangement is in the best interests of the Corporation and the META Shareholders; (b) has unanimously determined that the consideration to be received by META Shareholders pursuant to the Arrangement is fair, from a financial point of view, to META Shareholders; and (c) unanimously recommends that META Shareholders vote in favour of the Arrangement Resolution. See “The Arrangement – Recommendation of the META Board”.

Support and Voting Agreements

The Supporting Shareholders who beneficially own or exercise control or direction over, approximately 14.1% of the issued and outstanding META Shares in aggregate, have entered into Support and Voting Agreements pursuant to which they have agreed to, among other things, vote their META Shares in favour of the Arrangement Resolution at the Meeting.

Each Support and Voting Agreement automatically terminates on the earliest to occur of: (a) the written agreement of High Tide and the Supporting Shareholder; (b) if without the prior written consent of the Supporting Shareholder, there is any decrease in the amount of, or change in the form of, the Consideration payable for the outstanding META Shares as set out in the Arrangement Agreement (provided that a decrease in the market price of the High Tide Shares will not constitute a decrease in the amount of the consideration payable for the outstanding META Shares as set out in the Arrangement Agreement); (c) the Outside Date; (d) the Effective Time; and (e) the termination of the Arrangement Agreement in accordance with its terms.

See “The Arrangement –Support and Voting Agreements”.

META Debenture Agreements

On August 19, 2020, the holders of META Debentures owning or exercising control over more than 66 2/3% of the outstanding principal amount of META Debentures, executed the META Debenture Agreements providing for a waiver of certain provisions of the META Debenture Indenture in so far as the Arrangement constitutes a Change of Control (as defined in the META Debenture Indenture) thereunder. The waiver and consent also provides for the following additional amendments to the META Debenture Indenture:

(a)	the conversion price in effect for the initial META Debentures be amended from $1.08 per META Share to a price that would result in a post-Arrangement conversion price (taking into consideration such adjustments required pursuant to Section 6.5(d) of the META Debenture Indenture), of $0.22 per High Tide Share;

(b)	the maturity date for the initial META Debentures be amended from November 30, 2021 to November 30, 2022; and

(c)	the following Events of Default (as defined in the META Debenture Indenture), be added:

(i)	if the High Tide Shares cease to be listed or quoted on at least one of the following exchanges: the Canadian Securities Exchange, the Toronto Stock Exchange, the TSXV, the NEO Exchange, the New York Stock Exchange, NYSE American, the Nasdaq Global Select Market, the Nasdaq Global Market or the London Stock Exchange,

(ii)	if there is a default under the loan agreement dated January 6, 2020 between High Tide and Windsor Private Capital Limited Partnership, or default under any general security agreement or security collateral related thereto, or

19

(iii)	if High Tide fails to observe or perform any other agreement or condition relating to any indebtedness to any Person that in the aggregate principal amount then outstanding is in excess of $1,000,000 or contained in any instrument or agreement evidencing, securing, or relating thereto or any other event occurs or condition exists, the effect of which default or other condition is to cause, or to permit the holder of such indebtedness to cause, that indebtedness to become due before its stated maturity date.

Effects of the Arrangement

META Shares

The Arrangement provides for, among other things, the acquisition of all of the issued and outstanding META Shares by High Tide. META Shareholders (other than Dissenting Shareholders) will receive for each META Share held, 0.824 of one High Tide Share. Upon completion of the Arrangement, META will become a wholly-owned subsidiary of High Tide. See “The Arrangement – Effects of the Arrangement – META Shares”.

META Warrants

In accordance with the terms set out in the respective warrant certificates or warrant indentures representing the META Warrants, at and following the Effective Time, each holder of a META Warrant shall be entitled to receive (and such holder shall accept) upon the exercise of such holder’s META Warrant, for the same aggregate consideration payable thereupon, such number of High Tide Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of META Shares to which such holder would have been entitled if such holder had exercised such META Warrant immediately prior to the Effective Time. Each META Warrant shall continue to be governed by and be subject to the terms of the warrant certificate or warrant indenture representing each META Warrant. META, High Tide and TSX Trust Company, as warrant agent, intend on entering into a supplemental warrant indenture effective as of Closing, pursuant to which the META Warrants currently listed on the TSXV and governed by a warrant indenture among META and TSX Trust Company dated February 6, 2020 will become warrants of High Tide.

See “The Arrangement – Effects of the Arrangement – META Warrants”.

META Options

In accordance with the terms set out in the META Option Plan, each holder of a META Option shall be entitled to receive (and such holder shall accept) upon the exercise of such holder’s META Option, for the same aggregate consideration payable thereupon such number of High Tide Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of META Shares to which such holder would have been entitled if such holder had exercised such META Option immediately prior to the Effective Time. Each META Option shall continue to be governed by and be subject to the terms of the META Option Plan.

See “The Arrangement – Effects of the Arrangement – META Options”.

META Debentures

In accordance with the terms set out in the respective debenture certificates and the META Debenture Indenture representing the META Debentures, at and following the Effective Time, each holder of META Debentures shall be entitled to receive (and such holder shall accept) upon the conversion of such holder’s META Debentures, for the same aggregate consideration payable thereupon such number of High Tide Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of META Shares to which such holder would have been entitled if such holder had converted such META Debenture immediately prior to the Effective Time. Concurrently with Closing, META, High Tide and TSX Trust Company intend on entering into a supplemental indenture reflecting the amendments pursuant to the META Debenture Agreements, which amendment will include a change to the conversion price of the META Debentures. As such, the number of High Tide Shares issuable upon conversion of the META Debentures will also reflect this amendment. Each META Debenture shall continue to be governed by and be subject to the terms of the debenture certificate or the META Debenture Indenture, as amended, representing each META Debenture. See “Summary Information – META Debenture Agreements”.

20

See “The Arrangement – Effects of the Arrangement – META Debentures”.

META RSUs

In accordance with the terms set out in the META RSU Plan, each holder of a META RSU shall be entitled to receive (and such holder shall accept) upon the vesting of such holder’s META RSU, such number of High Tide Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of META Shares to which such holder would have been entitled if such META RSU vested immediately prior to the Effective Time. Each META RSU shall continue to be governed by and be subject to the terms of the META RSU Plan.

See “The Arrangement – Effects of the Arrangement – META RSUs”.

The Arrangement Agreement

The Arrangement will be effected pursuant to the Arrangement Agreement. The Arrangement Agreement contains covenants, representations and warranties of and from each of META and High Tide, and contains various conditions precedent, both mutual and with respect to the specific obligations of META and High Tide. The Arrangement Agreement provides that, upon the occurrence of certain termination events, either of the Parties may be required to pay the other Party a termination fee in the range of $1,000,000 to $2,000,000. See “The Arrangement Agreement”.

This Information Circular contains a summary of certain provisions of the Arrangement Agreement and is qualified in its entirety by the full text of the Arrangement Agreement, a copy of which can be found under META’s SEDAR profile at www.sedar.com.

Stock Exchange Listings

It is a condition to the completion of the Arrangement that the TSXV will have conditionally approved the listing of the High Tide Shares to be issued pursuant to the Arrangement, and the META Warrants (to be listed as warrants of High Tide) and the META Debentures that are currently listed on the TSXV. Concurrently with Closing, META, High Tide and TSX Trust Company intend on entering into a supplemental indenture reflecting the amendments pursuant to the META Debenture Agreements, pursuant to which High Tide will agree to issue High Tide Shares upon the conversion of the META Debentures, and the underlying loan will continue to be a loan of META and secured by the assets of META. Listing will be subject to High Tide fulfilling all the requirements of the TSXV.

As part of the Plan of Arrangement, each issued and outstanding META Share (other than those held by Dissenting Shareholders) shall be transferred to High Tide in exchange for 0.824 of one High Tide Share. It is a condition to the completion of the Arrangement that the TSXV shall have conditionally approved the listing of the High Tide Shares, with such listing to be effective at the time such META Shares are to be acquired by High Tide pursuant to the Plan of Arrangement. Listing will be subject to High Tide fulfilling all the requirements of the TSXV.

It is intended that the META Shares, META Warrants and META Debentures will be delisted from the TSXV following completion of the Arrangement. It is also intended that the High Tide Shares will be delisted from the CSE following completion of the Arrangement.

See “The Arrangement – Stock Exchange Listing”.

21

Procedure for the Arrangement to Become Effective

Procedural Steps

The Arrangement is proposed to be carried out pursuant to Section 193 of the ABCA. The following procedural steps must be taken in order for the Arrangement to become effective:

(a)	the Arrangement must be approved by not less than 66 2/3% of the votes cast by the META Shareholders, virtually present or represented by proxy at the Meeting, in the manner set forth in the Interim Order;

(b)	the Court must grant the Final Order approving the Arrangement;

(c)	all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate Party;

(d)	the Final Order and Articles of Arrangement in the form prescribed by the ABCA must be filed with the Registrar; and

(e)	the proof of filing to be issued by the Registrar pursuant to subsections 193(11) and 193(12) of the ABCA in respect of the Articles of Arrangement must be issued.

See “The Arrangement – Procedure for the Arrangement to Become Effective”.

META Shareholder Approval

At the Meeting, pursuant to the Interim Order, META Shareholders will be asked to approve the Arrangement Resolution. Each META Shareholder shall be entitled to vote on the Arrangement Resolution, with the META Shareholders entitled to one vote per META Share held. The Arrangement will require approval by not less than 66 2/3% of the votes cast by the META Shareholders, virtually present or represented by proxy at the Meeting. The Arrangement Resolution must receive the requisite META Shareholder approval in order for META to seek the Final Order and implement the Arrangement on the Effective Date in accordance with the terms of the Final Order. See “General Proxy Matters – Procedure and Votes Required”.

For information with respect to the procedures for META Shareholders to follow to receive their consideration pursuant to the Arrangement, see “Procedures for the Surrender of META Shares and Receipt of Consideration”.

See also “Summary of the Arrangement” above.

Court Approval

The Arrangement requires the Court’s approval of the Final Order. Prior to the mailing of this Information Circular, the Corporation obtained the Interim Order authorizing and directing the Corporation to call, hold and conduct the Meeting and to submit the Arrangement to the META Shareholders for approval. A copy of the Interim Order is attached as Appendix B to this Information Circular. Subject to the terms of the Arrangement Agreement and the approval of the Arrangement Resolution by the META Shareholders, META will make an application to the Court for the Final Order. The hearing in respect of the Final Order is expected to take place on or about October 28, 2020 at 3:30 p.m. (MST) via teleconference or Webex. See “The Arrangement – Procedure for the Arrangement Becoming Effective – Court Approval”.

Timing

If the Meeting is held as scheduled and is not adjourned or postponed and the other necessary conditions at that point in time are satisfied or waived, META will apply for the Final Order approving the Arrangement. If the Final Order is obtained on or about October 28, 2020 in form and substance satisfactory to META and High Tide, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, including the receipt of all required regulatory approvals, META currently expects the Effective Date to occur in the fourth quarter of 2020. It is not possible, however, to state with certainty when the Effective Date will occur. The Effective Date could be delayed for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order on or about October 28, 2020 or the failure to obtain all regulatory approvals in the time-frames anticipated. See “The Arrangement – Timing”.

22

Dissent Rights of Registered META Shareholders

Pursuant to the Interim Order, registered holders of META Shares have Dissent Rights with respect to the Arrangement Resolution only if a written objection to the Arrangement Resolution is received by 5:00 p.m. (MST) on October 22, 2020 (or the Business Day that is three Business Days prior to the date of the Meeting if it is not held on or about October 28, 2020) by META c/o Borden Ladner Gervais LLP, Centennial Place, East Tower, 1900, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, Attention: David T. Madsen, Q.C., and such META Shareholder complies with Section 191 of the ABCA, as modified by the Interim Order. Provided that the Arrangement becomes effective, each Dissenting Shareholder will be entitled to be paid the fair value of the META Shares in respect of which the META Shareholder dissents in accordance with Section 191 of the ABCA, as modified by the Interim Order. See Appendices B and F for a copy of the Interim Order and the provisions of Section 191 of the ABCA, respectively.

It is a condition to High Tide’s obligation to complete the Arrangement that META Shareholders holding no more than 5% of the META Shares shall have exercised Dissent Rights that have not been withdrawn as at the Effective Date.

The statutory provisions covering the right to dissent are technical and complex. Failure to strictly comply with the requirements set forth in Section 191 of the ABCA, as modified by the Interim Order, may result in the loss of any right to dissent. Persons who are beneficial owners of META Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent, should be aware that only the registered holder of such META Shares is entitled to dissent. Accordingly, a beneficial owner of META Shares desiring to exercise its Dissent Rights must make arrangements for the registered holder to dissent on such beneficial owner’s behalf. Alternatively, a Beneficial Shareholder could make arrangements for the META Shares to be registered in such Beneficial Shareholder’s name prior to the time the written objection to the Arrangement Resolution is required to be received by the Corporation. Pursuant to the Interim Order, a registered META Shareholder may not exercise Dissent Rights in respect of only a portion of such holder’s META Shares. See “Rights of Dissent”.

Market for META Shares

The META Shares are listed and traded on the TSXV. The trading symbol for the META Shares is “META”. On August 20, 2020, the last trading day prior to the date of the public announcement of the Arrangement, the closing price of the META Shares on the TSXV was $0.12. On September 22, 2020, the last trading day prior to the date of this Circular, the closing price of the META Shares on the TSXV was $0.12. See “Information Concerning META – Market for META Shares”.

Fractional Securities

No DRS Advices representing fractional Consideration Shares shall be issued or delivered pursuant to the Arrangement. In the event a former META Shareholder would otherwise be entitled to a fractional Consideration Share hereunder, the number of Consideration Shares to be issued to any Person pursuant to the Plan of Arrangement (including any High Tide Shares issued to any Person pursuant to any exercise of META Warrants, META Options, META RSUs and META Debentures in accordance with Article 4 of the Plan of Arrangement) shall be rounded up to the next greater whole number of Consideration Shares or High Tide Shares, as applicable, if the fractional entitlement is equal to or greater than 0.5 and shall, without any additional compensation, be rounded down to the next lesser whole number of Consideration Shares or High Tide Shares, as applicable, if the fractional entitlement is less than 0.5. See “Procedures for the Surrender of META Shares and Receipt of Consideration – Fractional Securities”.

23

Principal Canadian Federal Income Tax Considerations

META Shareholders should carefully read the information under “Principal Canadian Federal Income Tax Considerations” in this Information Circular, which qualifies and provides further detail on the information set forth below.

A META Shareholder (other than a Dissenting Shareholder) that is a Resident Holder will exchange the Resident Holder’s META Shares for Consideration Shares. Such Resident Holder will generally be deemed to have disposed of such META Shares under a tax-deferred exchange under section 85.1 of the Tax Act and will not recognize any capital gain or loss on such exchange unless such Resident Holder has, in the Resident Holder’s return of income for the taxation year in which the Arrangement occurs, included in computing the Resident Holder’s income for that year any portion of the gain or loss, otherwise determined, from the disposition of the META Shares (see “Principal Canadian Federal Income Tax Considerations - Taxation of Capital Gains and Capital Losses”). More specifically, the Resident Holder will be deemed to have disposed of the META Shares for proceeds of disposition equal to the adjusted cost base of the META Shares to such Resident Holder, determined immediately before the Effective Time, and the Resident Holder will be deemed to have acquired the Consideration Shares at an aggregate cost equal to such adjusted cost base of the META Shares. The cost attributable to the Consideration Shares will be averaged with the adjusted cost base of all other High Tide Shares held by the particular Resident Holder as capital property for the purpose of determining the adjusted cost base of the Consideration Shares held by the Resident Holder.

A Dissenting Shareholder who holds META Shares as capital property generally will realize a capital gain for Canadian federal income tax purposes only if and to the extent the proceeds received for such META Shares exceeds such Holder’s adjusted cost base of the META Shares and any reasonable costs of disposition, subject to the detailed provisions of the Tax Act. Any capital gain realized by a Non-Resident Holder upon such Non-Resident Holder’s disposition of META Shares generally will not be subject to Canadian federal income taxation unless such META Shares represent “taxable Canadian property” (as defined in the Tax Act) to such Non-Resident Holder.

Other Tax Considerations

This Information Circular does not address any tax considerations of the Arrangement other than Canadian federal income tax considerations to META Shareholders, holders of META Warrants, and holders of META Debentures. All META Shareholders, holders of META Warrants, and holders of META Debentures should also consult their own tax advisors regarding relevant provincial or territorial and other tax considerations of the Arrangement. META Shareholders, holders of META Warrants, and holders of META Debentures who are resident in jurisdictions other than Canada should consult their tax advisors with respect to the relevant tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions.

Selected Pro Forma Consolidated Financial Information

The following information should be read in conjunction with: (a) the pro forma financial statements of High Tide following completion of the Arrangement, which are attached as Appendix F to this Information Circular; (b) the unaudited condensed interim consolidated financial statements of META for the three and nine month periods ended May 31, 2020 and May 31, 2019; (c) the audited consolidated financial statements of META for the years ended August 31, 2019 and August 31, 2018; (d) the audited consolidated financial statements of High Tide for the years ended October 31, 2019 and October 31, 2018 which are incorporated by reference herein; and (e) the interim consolidated financial statements of High Tide for the three and nine month periods ended July 31, 2020 and July 31, 2019 which are incorporate by reference herein. The following table sets out certain financial information for META and High Tide as at May 31, 2020 and July 31, 2020, respectively, and pro forma financial information for High Tide after giving effect to the Arrangement, and is presented for illustrative purposes only and is not necessarily indicative of the operating or financial results that would have occurred had the Arrangement actually occurred. The summary unaudited pro forma consolidated financial information below is derived from the Pro Forma Financial Statements and should be read in conjunction with the Pro Forma Financial Statements, related notes and other financial information appearing elsewhere in this Information Circular. Actual amounts recorded upon Closing will differ from the pro forma information presented below. No attempt has been made to calculate or estimate potential synergies between META and High Tide. See the Pro Forma Financial Statements attached hereto as Appendix F.

24

Pro Forma Statement of Financial Position Data (in thousands $)	META May 31, 2020	High Tide July 31, 2020	High Tide (post Arrangement)
Assets	$52,054	$75,874	$156,450
Liabilities	$48,211	$62,222	$114,361
Shareholder’s Equity	$3,843	$13,652	$42,089

Risk Factors

Risk factors related to the Arrangement include:

•	META and High Tide may fail to realize the anticipated benefits of the Arrangement;

•	the conditions to Closing may not be satisfied or waived which may result in the Arrangement not being completed;

•	the Arrangement Agreement may be terminated by the Parties in certain circumstances;

•	each of META and High Tide will incur significant costs relating to the Arrangement, regardless of whether the Arrangement is completed or not completed;

•	if the Arrangement is not completed, META will continue to face the risks that it currently faces with respect to its affairs, business and operations and future prospects;

•	META Shareholders will receive Consideration Shares on a fixed exchange ratio, which may not reflect the current market value; and

•	failure to complete the Arrangement could cause a material negative impact on the trading price of the META Shares. If the Arrangement is completed, there can be no assurance as to the future financial condition and results of operations of High Tide.

See “Risk Factors”.

25

INFORMATION CONCERNING THE MEETING

The Meeting will be held virtually via live audio webcast, available online using the LUMI meeting platform at https://web.lumiagm.com/232399830, on Tuesday, October 27, 2020 at 11:00 a.m. (EST) for the purposes set forth in the accompanying Notice of Meeting. At the Meeting, the META Shareholders will be asked to consider and, if deemed advisable, to approve, with or without variation, the Arrangement Resolution, the full text of which is set forth as Appendix A to this Information Circular. Each META Shareholder entitled to vote at the Meeting will be entitled to one vote for each META Share held.

Amid ongoing concerns about the COVID-19 outbreak, META remains mindful of the well-being of its shareholders and their families, its industry partners and other stakeholders as well as the communities in which META operates. META intends on holding the Meeting as a virtual (by electronic means) shareholder meeting only. Shareholders will not be able to attend the Meeting in person.

Voting by Registered Shareholders

META Shareholders who hold common shares registered directly in their name may vote at the Meeting virtually by following the steps listed below:

(a)	Type https://web.lumiagm.com/232399830 into the URL bar of your internet browser at least 15 minutes before the Meeting starts. Please do not do a Google search. Do not use Internet Explorer. The best browser to use the Lumi platform is Google Chrome.

(b)	Click on “I have a control number”.

(c)	Enter your 12-digit control number (found on your proxy form).

(d)	Enter the password: meta2020 (case sensitive).

(e)	When the ballots have been opened, you will see them appear on your screen.

Each META Shareholder submitting a proxy has the right to appoint a person to represent him or it at the Meeting other than the persons designated in the instrument of proxy furnished by the Corporation. The META Shareholder may exercise this right by striking out the names of the persons so designated and inserting the name of the desired representative in the blank space provided, or by completing another form of proxy and in either case depositing the proxy with TSX Trust Company at the place and within the time specified for the deposit of proxies.

The META Shareholder or its appointee must then register with TSX Trust Company in advance of the Meeting by emailing tsxtrustproxyvoting@tmx.com the “Request for Control Number” form, which can be found here https://tsxtrust.com/resource/en/75. If you are a non-registered shareholder and want to vote online at the Meeting, you must appoint yourself as proxyholder and register with TSX Trust Company in advance of the Meeting by emailing tsxtrustproxyvoting@tmx.com the “Request for Control Number” form, which can be found here https://tsxtrust.com/resource/en/75.

Voting by Beneficial Shareholders

A Beneficial Shareholder entitled to vote at the Meeting may vote at the Meeting virtually by following the steps listed below:

(a)	Appoint yourself as proxyholder by writing your name in the space provided on the form of proxy or voting information form. Do not fill out your voting instructions.

(b)	Sign and send it to your intermediary, adhering to the voting deadline and submission instructions on the voting instruction form.

26

(c)	Obtian a control number by contacting TSX Trust Company by emailing tsxtrustproxyvoting@tmx.com the “Request for Control Number” form, which can be found here https://tsxtrust.com/resource/en/75. Request for control numbers must be made prior to 11:00 a.m. (EST) on October 26, 2020.

(d)	Type https://web.lumiagm.com/232399830 in your browser at least 15 minutes before the Meeting starts. Please do not do a Google search. Do not use Internet Explorer. The best browser to use the Lumi platform is Google Chrome.

(e)	Click on “I have a control number”.

(f)	Enter your 12-digit control number provided by TSX Trust Company through email.

(g)	Enter the password: meta2020 (case sensitive)

(h)	When the ballots have been opened, you will see them appear on your screen.

See also “General Proxy Matters”.

THE ARRANGEMENT

Background to the Arrangement

The Arrangement is the result of arm’s length negotiations between META and High Tide and their respective advisors. The following is a summary of events leading up to the negotiation of the Arrangement Agreement and the execution and public announcement of the Arrangement Agreement.

On May 27, 2019, META and High Tide entered into the Confidentiality Agreement that allowed for the provision of certain information to High Tide in order for High Tide and its employees, officers, directors, consultants and agents to complete an initial due diligence review of META and its operations. After initial exploratory discussions, shortly after signing the Confidentiality Agreement, META determined that the timing was not right to pursue a transaction.

On June 6, 2020, the META Board authorized the engagement of a financial advisor with a mandate to assist the META Board in considering potential strategic alternative transactions. On June 6, 2020, the META Board engaged Echelon as financial advisor.

In arriving at the Arrangement, the META Board and management team have reviewed and considered a variety of potential alternatives including, maintaining the status quo and pursuing META’s current business plan, proceeding with an equity financing, asset dispositions and acquisitions and potential corporate merger or sale opportunities. After considerable review of numerous opportunities and strategic alternatives and in light of changes in the businesses of both META and High Tide, as well as changes to industry conditions, in the spring of 2020, High Tide was identified as an attractive merger candidate given, among other considerations, its complementary asset base, established product sales and positive cash flow from operations.

On June 12, 2020, META received a draft non-binding term sheet from High Tide with respect to the proposed business combination between META and High Tide. The META Board met on June 13, 2020 to discuss a draft term sheet between High Tide and META which set out the terms and conditions by which High Tide and META would enter into a business combination (the “Term Sheet”). In conjunction therewith, management provided an overview of META’s current and proposed operations and strategic considerations regarding the merger with High Tide. The Term Sheet was executed by each of High Tide and META on June 15, 2020, which provided for a period of exclusive negotiation between META and High Tide in respect of a possible business combination and, during which period, each party would be permitted to conduct due diligence in respect of the other. Among other things, the proposal was subject to completing satisfactory due diligence, negotiation of a mutually satisfactory definitive transaction documentation and approval of the META Board and High Tide Board.

27

From June 15, 2020 to August 20, 2020, with the assistance of their respective legal and financial advisors, as the case may be, each of META and High Tide continued to conduct their due diligence reviews and the Parties negotiated the definitive terms of the draft Arrangement Agreement and related documentation. The due diligence reviews included: (a) information concerning the business, operations, property, assets, financial conditions, operating results and the prospects of each of META and High Tide; (b) historical information regarding trading price and volumes of the High Tide Shares and META Shares; (c) current and prospective industry, economic and market conditions and trends affecting META and High Tide; (d) the financial position of the combined entity and its ability to fund its ongoing operations, in light of the capital expenditures required in connection therewith, and the ability of the combined entity to fund such capital expenditures; (e) the expected benefits of the proposed Arrangement for META, High Tide and their stakeholders, and the combined entity following the completion of the proposed Arrangement; (f) the risks associated with the completion and non-completion of the proposed Arrangement; and (g) the specific terms of the draft Arrangement Agreement.

On August 17, 2020, Opaskwayak Cree Nation executed a consent and waiver providing for a consent and waiver of certain provisions of the loan agreement dated December 18, 2019 between META and Opaskwayak Cree Nation in so far as the Arrangement constitutes a Change of Control (as defined in such loan agreement) thereunder.

On August 19, 2020, the holders of META Debentures owning or exercising control over more than 66 2/3% of the outstanding principal amount of META Debentures, executed a waiver and consent providing for a waiver of certain provisions of the META Debenture Indenture in so far as the Arrangement constitutes a Change of Control (as defined in the META Debenture Indenture) thereunder. The waiver and consent also provides for the following additional amendments to the META Debenture Indenture:

(a)	the conversion price in effect for the initial META Debentures be amended from $1.08 per META Share to a price that would result in a post-Arrangement conversion price (taking into consideration such adjustments required pursuant to Section 6.5(d) of the META Debenture Indenture), of $0.22 per High Tide Share;

(b)	the maturity date for the initial META Debentures be amended from November 30, 2021 to November 30, 2022; and

(c)	the following Events of Default (as defined in the META Debenture Indenture), be added:

(i)	if the High Tide Shares cease to be listed or quoted on at least one of the following exchanges: the Canadian Securities Exchange, the Toronto Stock Exchange, the TSXV, the NEO Exchange, the New York Stock Exchange, NYSE American, the Nasdaq Global Select Market, the Nasdaq Global Market or the London Stock Exchange,

(ii)	if there is a default under the loan agreement dated January 6, 2020 between High Tide and Windsor Private Capital Limited Partnership, or default under any general security agreement or security collateral related thereto, or

(iii)	if High Tide fails to observe or perform any other agreement or condition relating to any indebtedness to any person that in the aggregate principal amount then outstanding is in excess of $1,000,000 or contained in any instrument or agreement evidencing, securing, or relating thereto or any other event occurs or condition exists, the effect of which default or other condition is to cause, or to permit the holder of such indebtedness to cause, that indebtedness to become due before its stated maturity date.

On August 20, 2020, the META Board held further meetings with management and its legal and financial advisor to discuss the terms of the proposed Arrangement Agreement, the Plan of Arrangement and related matters and fully considered its duties and responsibilities to META, including the impact of the proposed transaction on META Shareholders and other stakeholders. Echelon provided the META Board with its detailed financial analysis and advice in respect of META, High Tide and the proposed Arrangement, and delivered its verbal opinion that, as at August 20, 2020 (subsequently confirmed in writing), and subject to the review of the final form of definitive documents and the assumptions, limitations and qualifications described in their opinion, the consideration to be received by META Shareholders under the Arrangement is fair, from a financial point of view, to META Shareholders. Subsequently, the META Board unanimously determined that the Arrangement is in the best interests of the Corporation and unanimously determined that the consideration to be received by META Shareholders pursuant to the Arrangement is fair, from a financial point of view, to META Shareholders. The META Board then unanimously resolved to approve the Arrangement Agreement and to unanimously recommend to the META Shareholders that they vote in favour of the Arrangement. Following the meeting of the META Board, META and High Tide entered into the Arrangement Agreement, the Supporting Shareholders executed Support and Voting Agreements, and a news release announcing the Arrangement was issued on the morning of August 21, 2020.

28

Echelon delivered the written Fairness Opinion as of August 20, 2020.

On September 23, 2020, the META Board approved this Information Circular and unanimously reconfirmed their approval of the Arrangement and recommendation that the META Shareholders vote in favour of the Arrangement Resolution.

Reasons for and Benefits of the Arrangement

In unanimously determining that the Arrangement is in the best interests of META and unanimously recommending to META Shareholders that they approve the Arrangement, the META Board considered and relied upon a number of strategic, financial, operational and other factors including the financial metrics of the proposed transaction, the long-term prospects for growth of META on a stand-alone basis, the long-term prospects for growth of High Tide, and the prospects for the combined operations of High Tide and META, including, without limitation the following:

(a)	High Tide has established itself as a leading cannabis retailer and the Arrangement positions High Tide following Closing as the largest cannabis retailer in Canada by revenue and network;

(b)	High Tide following Closing is anticipated to have industry leading gross margins;

(c)	the Closing of the Arrangement is intended to lead to optimization of store portfolios of High Tide through the elimination of unprofitable stores;

(d)	High Tide following Closing is anticipated to realize immediate substantial cost and operational synergies;

(e)	High Tide following Closing is anticipated to be well positioned to leverage data analytics through robust data collection in stores, which will drive operational efficiencies;

(f)	the META Board’s assessment of the current and future state of the debt and equity markets that could be available to the Corporation to provide the Corporation with the full amount of funding it requires to finance its business and operations, including the risk that such funding may not be obtained in a reasonable time or in full or on terms satisfactory to the Corporation, as well as the META Board’s assessment of market conditions;

(g)	the Fairness Opinion to the effect that, as of the date of the Fairness Opinion, and subject to the assumptions, limitations, and qualifications contained therein the consideration to be received by META Shareholders under the Arrangement is fair, from a financial point of view, to META Shareholders;

(h)	the Arrangement will require approval by not less than 66 2/3% of the votes cast by the META Shareholders, virtually present or represented by proxy at the Meeting;

(i)	the Arrangement will only become effective if, after hearing from all interested Persons who choose to appear before it, the Court determines that the Arrangement is fair to the META Shareholders;

(j)	the terms and conditions of the Arrangement Agreement, including the conditions to completion of the Arrangement;

(k)	High Tide’s obligation to complete the Arrangement being subject to a limited number of conditions which the META Board believes are reasonable under the circumstances;

(l)	META Board’s belief that the Arrangement is likely to be completed in accordance with its terms and within a reasonable time, with Closing currently expected in the fourth quarter of 2020;

29

(m)	the Supporting Shareholders, representing in the aggregate approximately 14.1% of the outstanding META Shares eligible to vote at the Meeting, have entered into Support and Voting Agreements pursuant to which they have agreed, among other things, to vote their META Shares in favour of the Arrangement Resolution and otherwise support the Arrangement;

(n)	the ability of the META Board, in certain circumstances, to consider and recommend approval of a META Superior Proposal;

(o)	the appropriateness of the termination fee payable to META upon a Buyer Termination Payment Event (as such term is defined in the Arrangement Agreement) and right to match as an inducement to High Tide to enter into the Arrangement Agreement and the likely impact of such fee and terms upon any potential subsequent META Superior Proposal in respect of META;

(p)	if the Arrangement Agreement is terminated in certain circumstances, High Tide has agreed to pay damages to META in connection with the Arrangement to a maximum of $2,000,000; and

(q)	registered META Shareholders may, upon compliance with certain conditions and in certain circumstances, exercise Dissent Rights.

The META Board and management of META believe that the Arrangement provides a number of anticipated benefits including, without limitation, the following:

(a)	the exchange ratio values the META Shares at $0.133 per META Share, representing a premium of 14%, based on the 10-day volume-weighted average price of the META Shares on the TSXV and High Tide Shares on the CSE as of August 20, 2020;

(b)	the Arrangement is anticipated to enhance value for META Shareholders through ownership in a larger company focused on retail cannabis operations;

(c)	as part of the acquisition, High Tide will retain certain members of the experienced and well regarded team of META, and the acquisition of META will advance High Tide’s strategic position in North America as the largest Canadian cannabis retailer; and

(d)	following the acquisition, High Tide will have greater financial and human resources, enabling it to more effectively accelerate the build-out of META’s retail cannabis footprint.

The foregoing discussion of the information and factors considered and given weight by the META Board is not intended to be exhaustive. In reaching the determination to approve and recommend the Arrangement, the META Board did not assign any relative or specific weights to the foregoing factors, but individual directors may have given different weights to different factors. The full META Board was present at the August 20, 2020 meeting at which the Arrangement was approved and they were unanimous in their recommendation that the META Shareholders vote in favour of the Arrangement Resolution. On September 23, 2020, among other matters, the META Board approved the contents of this Information Circular and unanimously reconfirmed their approval of the Arrangement and recommendation that the META Shares vote in favour of the Arrangement Resolution.

The Supporting Shareholders, who beneficially own or exercise control or direction over, approximately 14.1% of the issued and outstanding META Shares in aggregate, have entered into Support and Voting Agreements pursuant to which they have agreed to, among other things, vote their META Shares in favour of the Arrangement Resolution at the Meeting.

Fairness Opinion

Echelon was retained to act as financial advisor to the META Board in connection with, among other things, providing the META Board with its opinion as to the fairness, from a financial point of view, in connection with the Arrangement. Echelon will be paid certain fees for its services as financial advisor, including a fee payable upon Closing. In addition, META has agreed to reimburse Echelon for its reasonable out-of-pocket expenses and to indemnify it against certain liabilities arising out of its engagement.

30

At the meeting of the META Board on August 20, 2020, Echelon verbally delivered the Fairness Opinion to the META Board, that, as of the date of the opinion, and based on and subject to the assumptions, qualifications and limitations contained in the Fairness Opinion, the consideration to be received by META Shareholders under the Arrangement is fair, from a financial point of view, to META Shareholders.

Echelon delivered the written Fairness Opinion as of August 20, 2020, to the META Board.

In the course of preparing the Fairness Opinion, Echelon, among other things: (a) reviewed drafts of the Arrangement Agreement, the Support and Voting Agreements, the META Debenture Agreements and related agreements; (b) reviewed certain public and non-public business and financial information regarding META’s business, operations, financial conditions, trading history and prospects, including internal financial analyses of META prepared by management of META; (c) held discussions with members of the senior management of META and the META Board regarding their strategic and financial rationale for the Arrangement as well as their assessment of the past and current business operations, financial condition and future prospects of META and High Tide; (d) held discussions with META’s legal counsel relating to legal matters including with respect to the Arrangement Agreement; (e) reviewed the valuation and financial metrics of certain mergers and acquisitions which Echelon deemed generally relevant in evaluating the Arrangement; (f) reviewed certain public and non-public business and financial information regarding High Tide’s business, operations, financial conditions, trading history and prospects and (g) conducted such other studies, analyses, inquiries, and investigations as Echelon deemed appropriate.

The full text of the Fairness Opinion, which sets forth, among other things, assumptions made, procedures followed, matters considered and limitations on the review undertaken by Echelon in rendering its opinion, is attached as Appendix C to this Information Circular. The Fairness Opinion was provided for the information and assistance of the META Board in connection with its consideration of the Arrangement. The Fairness Opinion does not address the merits of the underlying decision by META to enter into the Arrangement Agreement or the Arrangement and does not constitute, nor should it be construed as, a recommendation to any META Shareholder as to how such META Shareholder should vote with respect to the Arrangement Resolution or any related matter. META Shareholders are urged to read the Fairness Opinion in its entirety. This summary of the Fairness Opinion is qualified in its entirety by reference to the full text of such opinion.

Neither Echelon nor any of its affiliates is an insider, associate or affiliate (as those terms are defined under applicable securities legislation) of META, High Tide, or any of their respective associates. Other than as set out below, there are no understandings, agreements or commitments between Echelon and either META or High Tide, or either of their respective affiliates or associates with respect to any future business dealings. Pursuant to an underwriting agreement dated January 27, 2020 between META and Echelon, if during the period commencing on the date of the underwriting agreement and ending January 23, 2021, META undertakes any public or private brokered offering of debt (excluding mortgage debt or any other form of property level financing), equity or equity-based securities, Echelon has a right of participation to serve as an agent for such transaction and to share in minimum transaction economics of 25%. In addition, Echelon and its affiliates act as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have long or short positions in the securities of META, High Tide or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it receives or may receive commissions. As an investment dealer, Echelon and its affiliates conduct research on securities and may, in the ordinary course of their business, provide research reports and investment advice to its clients on investment matters, including with respect to META, High Tide and the Arrangement. In addition, Echelon and its affiliates may, in the ordinary course of its business, provide other financial services to META, High Tide or any of their associates or affiliates.

Recommendation of the META Board

The META Board, after consulting with its financial and legal advisors, and after careful consideration of, among other things, the Fairness Opinion: (a) has unanimously determined that the Arrangement is in the best interests of the Corporation; (b) has unanimously determined that the consideration to be received by META Shareholders pursuant to the Arrangement is fair, from a financial point of view, to META Shareholders; and (c) unanimously recommends that META Shareholders vote in favour of the Arrangement Resolution.

31

Summary of the Arrangement

The following is a summary only of certain of the material terms of the Arrangement Agreement, including the Plan of Arrangement, and is subject to, and qualified in its entirety by, the full text of the Arrangement Agreement, and the Plan of Arrangement, which is attached as Schedule “A” to the Arrangement Agreement.

META entered into the Arrangement Agreement with High Tide on August 20, 2020. The Arrangement Agreement provides for the implementation of the Plan of Arrangement (a copy of which is attached as Schedule “A” to the Arrangement Agreement).

The Arrangement provides for, among other things, the acquisition of all of the issued and outstanding META Shares by High Tide. Pursuant to the Arrangement, META Shareholders (other than Dissenting Shareholders) will receive for each META Share held, 0.824 of one High Tide Share.

The Arrangement is subject to customary conditions for a transaction of this nature, which include Court and regulatory approvals, and approval by not less than 66 2/3% of the votes cast by the META Shareholders, virtually present or represented by proxy at the Meeting.

See “The Arrangement – Arrangement Steps”, “The Arrangement – Effects of the Arrangement” and “The Arrangement Agreement”.

Arrangement Steps

The following summarizes the steps that will occur under the Plan of Arrangement on the Effective Date if all conditions to the completion of the Arrangement have been satisfied or waived. The following description of steps is subject to, and qualified in its entirety by, the full text of the Plan of Arrangement attached as Schedule “A” to the Arrangement Agreement.

Pursuant to the Plan of Arrangement, commencing at the Effective Time, the following events or transactions shall occur and shall be deemed to occur in the following sequence without any further act or formality:

(a)	each outstanding META Share held by Dissenting Shareholders, in respect of which Dissent Rights have been validly exercised, shall be deemed to have been transferred by the holders thereof to High Tide free and clear of all Liens and:

(i)	such Dissenting Shareholders shall cease to be the holders of such META Shares and shall cease to have any rights as holders of such META Shares, other than the right to be paid fair value for such META Shares as set out in Article 3 of the Plan of Arrangement;

(ii)	such Dissenting Shareholders’ names shall be deemed to be removed as the holders of such META Shares from the registers of META Shares maintained by or on behalf of META;

(iii)	such Dissenting Shareholders shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign each such META Share; and

(iv)	High Tide shall be deemed to be the transferee of such META Shares, free and clear of all Liens, and shall be entered in the registers of META Shares maintained by or on behalf of META;

(b)	each META Share held by META Shareholders (other than any META Shares held by Dissenting Shareholders transferred to High Tide pursuant to Section 2.03(a) of the Plan of Arrangement) shall, as of the Effective Time, be transferred to High Tide (free and clear of all Liens) and each such META Shareholder shall exchange such META Shares for High Tide Shares and shall receive 0.824 of one High Tide Share for each META Share previously-held by such META Shareholder.

32

Fractional Securities

No DRS Advices representing fractional Consideration Shares shall be issued or delivered pursuant to the Arrangement. In the event a former META Shareholder would otherwise be entitled to a fractional Consideration Share hereunder, the number of Consideration Shares to be issued to any Person pursuant to the Plan of Arrangement (including any High Tide Shares issued to any Person pursuant to any exercise of META Warrants, META Options, META RSUs and META Debentures in accordance with Article 4 of the Plan of Arrangement) shall be rounded up to the next greater whole number of Consideration Shares or High Tide Shares, as applicable, if the fractional entitlement is equal to or greater than 0.5 and shall, without any additional compensation, be rounded down to the next lesser whole number of Consideration Shares or High Tide Shares, as applicable, if the fractional entitlement is less than 0.5.

Effects of the Arrangement

META Shares

Pursuant to the Arrangement, META Shareholders (other than Dissenting Shareholders) will receive for each META Share held, 0.824 of one High Tide Share.

META Warrants

In accordance with the terms set out in the respective warrant certificates or warrant indentures representing the META Warrants, at and following the Effective Time, each holder of a META Warrant shall be entitled to receive (and such holder shall accept) upon the exercise of such holder’s META Warrant, for the same aggregate consideration payable thereupon, such number of High Tide Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of META Shares to which such holder would have been entitled if such holder had exercised such META Warrant immediately prior to the Effective Time. Each META Warrant shall continue to be governed by and be subject to the terms of the warrant certificate or warrant indenture representing each META Warrant. META, High Tide and TSX Trust Company, as warrant agent, intend on entering into a supplemental warrant indenture effective as of Closing, pursuant to which the META Warrants currently listed on the TSXV and governed by a warrant indenture among META and TSX Trust Company dated February 6, 2020 will become warrants of High Tide.

META Options

In accordance with the terms set out in the META Option Plan, each holder of a META Option shall be entitled to receive (and such holder shall accept) upon the exercise of such holder’s META Option, for the same aggregate consideration payable thereupon, such number of High Tide Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of META Shares to which such holder would have been entitled if such holder had exercised such META Option immediately prior to the Effective Time. Each META Option shall continue to be governed by and be subject to the terms of the META Option Plan.

META Debentures

In accordance with the terms set out in the respective debenture certificates and the META Debenture Indenture representing the META Debentures, at and following the Effective Time, each holder of META Debentures shall be entitled to receive (and such holder shall accept) upon the conversion of such holder’s META Debentures, for the same aggregate consideration payable thereupon such number of High Tide Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of META Shares to which such holder would have been entitled if such holder had converted such META Debenture immediately prior to the Effective Time. Concurrently with Closing, META, High Tide and TSX Trust Company intend on entering into a supplemental indenture reflecting the amendments pursuant to the META Debenture Agreements, which amendment will include a change to the conversion price of the META Debentures. As such, the number of High Tide Shares issuable upon conversion of the META Debentures will also reflect this amendment. Each META Debenture shall continue to be governed by and be subject to the terms of the debenture certificate or the META Debenture Indenture, as amended, representing each META Debenture. See “Summary Information – META Debenture Agreements”.

33

META RSUs

In accordance with the terms set out in the META RSU Plan, each holder of a META RSU shall be entitled to receive (and such holder shall accept) upon the vesting of such holder’s META RSU, such number of High Tide Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of META Shares to which such holder would have been entitled if such META RSU vested immediately prior to the Effective Time. Each META RSU shall continue to be governed by and be subject to the terms of the META RSU Plan.

Interests of Directors and Executive Officers in the Arrangement

The directors and executive officers of META may have interests in the Arrangement that are, or may be, different from, or in addition to, the interests of other META Shareholders. Except as described below, management of META is not aware of any material interest, direct or indirect, by way of beneficial ownership or otherwise, of any director or executive officer of META or anyone who has held office as such since the beginning of META’s last financial year, or of any associate or affiliate of any of the foregoing in the Arrangement. Although the following has been included in accordance with MI 61-101, the Arrangement does not constitute a Business Combination (as defined in MI 61-101) and therefore the majority of minority META Shareholder approval is not required to approve the Arrangement Resolution.

META Securities Ownership

The chart below sets forth the META Shares, META Options and META RSUs which the directors and executive officers of META beneficially own, directly or indirectly, or exercise control or direction over, as of the date hereof. No directors or executive officers of META beneficially own, directly or indirectly, or exercise control or direction over META Debentures, as of the date hereof. All of the META Shares held by the directors and executive officers of META will be treated in the same fashion under the Arrangement as META Shares held by any other META Shareholder. The META Board was aware of these interests and considered them, among other matters, when recommending approval of the Arrangement by META Shareholders.

Name and Position	META Shares Held(1)	META Warrants Held(1)	META Options Held(1)(2)	META RSUs Held(1)(3)

Mark Goliger	1,628,000	Nil	1,450,000	338,033
Director and Chief Executive Officer	(0.69%)		(31.44%)	(8.67%)

Chris Brawn(4)	Nil	Nil	Nil	330,000
Director				(8.46%)

Andrea Elliott	Nil	Nil	Nil	300,000
Director				(7.69%)

Michael Saliken	366,900	Nil	236,892	350,000
Director	(0.15%)		(5.14%)	(8.98%)

Christian Sinclair(4)	50,000	Nil	250,000	330,000
Director	(0.02%)		(5.42%)	(8.46%)

Michael Cosic	50,000	Nil	500,000	729,166
Chief Financial Officer	(0.02%)		(10.84%)	(18.70%)

Joy Avzar	Nil	Nil	160,000	155,833
Vice President and Legal Counsel			(3.47%)	(4.00%)

34

Name and Position	META Shares Held(1)	META Warrants Held(1)	META Options Held(1)(2)	META RSUs Held(1)(3)

Christopher Kane	50,000	12,500	850,000	238,356
Chief Operating Officer	(0.02%)	(0.02%)	(18.43%)	(6.11%)

Matthew Ryan	15,000	Nil	180,000	123,958
Vice President of Marketing	(0.01%)		(3.90%)	(3.18%)

Total	2,159,900	12,500	3,626,892	2,895,346
	(0.91%)	(0.02%)	(78.64%)	(74.26%)

Notes:

(1)	Number of META Shares, META Warrants, META Options and META RSUs beneficially owned, controlled or directed, directly or indirectly. Assumes that there are 236,748,727 META Shares outstanding, 54,536,422 META Warrants outstanding, 4,611,892 META Options outstanding and 3,898,974 META RSUs outstanding as of the date hereof.
(2)	All of the META Options held by directors and executive officers of META that have not vested will vest on Closing.
(3)	All of the META RSUs held by directors and executive officers of META that have not vested will vest on Closing.
(4)	Upon Closing, subject to approval of the TSXV and the applicable regulatory authorities, Chris Brawn and Christian Sinclair will be appointed to the High Tide Board and will receive director fees and other compensation that is commensurate with other High Tide directors.

Change of Control

META has entered into employment agreements (“Employment Agreements”) with each of its executive officers. Each of the Employment Agreements provide that if the executive officer is terminated without cause or chooses to terminate employment within 60 days following the occurrence of a change of control for good reason, the executive officer is: (a) entitled to be paid a lump sum equal to 150% of his or her base salary in the year of the change of control; (b) entitled to receive all health benefit coverage for up to 12 months; (c) entitled to outplacement or financial services to a maximum spend of $10,000; (d) entitled to receive the portion of the executive officer’s annual target bonus prorated monthly based on the number of months of completed service for the fiscal year in which the executive officer’s employment terminates; and (e) not subject to his or her non-competition restrictions, which will be null and void. In addition to the foregoing, Mark Goliger, Christopher Kane and Michael Cosic will maintain each of their respective vehicle benefits for a period of six months after any such termination. Completion of the Arrangement would constitute a “change of control” for the purposes of such Employment Agreements.

Pursuant to the terms of the Arrangement Agreement, it is expected that each of the directors of META and its Subsidiaries, each of Mark Goliger and Michael Cosic and certain other officers of META, as may be mutually agreed upon by META and High Tide, shall provide their written resignations as directors and officers effective as of the Effective Date, against receipt by such Person of commercially reasonable releases from META and its Subsidiaries, in form and substance satisfactory to High Tide, acting reasonably, in favour of such directors and officers of META and the Subsidiaries.

The chart below sets forth the estimated amount of additional compensation the officers of META will be entitled to receive as a result of the change of control of the Corporation in connection with their respective Employment Agreements and applicable Law:

Name:	Mark Goliger	Michael Cosic	Christopher Kane	Joy Avzar	Matt Ryan

Position:	Chief Executive Officer	Chief Financial Officer	Chief Operating Officer	Vice President and Legal Counsel	Vice President of Marketing

Estimated Severance Amount (150% of Base Salary):	$507,050	$375,000	$429,042	$330,000	$262,500

Target Store Opening Bonus:	Nil	Nil	Nil	$3,750	Nil

Pro-Rata Monthly Target Bonus(1):	Nil	$10,417	Nil	Nil	Nil

Group Benefits Premium(2):	Yes	Yes	Yes	Yes	Yes

Health Spending Account (annualized):	$18,000	Nil	Nil	Nil	Nil

Vehicle Benefit:	$750 Per Month	$500 Per Month	$500 Per Month	Nil Per Month	Nil Per Month

Accrued Compensation to Termination Date:	Yes	Yes	Yes	Yes	Yes

Accrued but Unpaid Vacation to Termination Date:	Yes	Yes	Yes	Yes	Yes

Outplacement Services up to $10,000:	Yes	Yes	Yes	Yes	Yes

Note:

(1)	Reflects the portion of annual target bonus pro-rated monthly based on number of months of completed service for the fiscal year when employment terminates. Annual target bonus is equal to 50% of the officer’s base salary (or $10,416.67 per month). The annual bonus is paid on the officer’s hire anniversary date. Michael Cosic’s last annual bonus was paid March 2020. For illustrative purposes, if termination occurs on October 31, 2020, Michael Cosic will be entitled to a pro-rated bonus of $83,333.
35

(2)	Group benefits to be paid until earlier of 12 months, or when similar plan benefits are obtained from a new employer
(3)	Prior to Closing, High Tide and META will pay all severance, change of control or similar payments or obligations, either pursuant to contract or applicable Law to: (a) Mark Goliger and Michael Cosic; and (b) all other directors, officers and employees of META who have or will be terminated (as mutually agreed upon by High Tide and META).

Continuing Insurance Coverage for Directors and Officers of META

The Arrangement Agreement provides that for a period of six years after the Effective Time, High Tide shall, or shall cause META and its Subsidiaries or any successor of META and its Subsidiaries (including any successor resulting from the winding up or liquidation or dissolution of META and its Subsidiaries), to maintain META’s current directors’ and officers’ insurance policy or an equivalent policy on a six year “trailing” or “run-off” basis subject in either case to terms and conditions no less advantageous to the directors and officers of META than those contained in the policy in effect on the date hereof, for all present and former directors and officers of META, covering claims made prior to or within six years after the Effective Time. High Tide shall also honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of META and its Subsidiaries and acknowledges that such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms for a period of not less than six years from the Effective Date.

Support and Voting Agreements

The Supporting Shareholders, who beneficially own or exercise control or direction over, approximately 14.1% of the issued and outstanding META Shares in aggregate, have entered into Support and Voting Agreements pursuant to which they have agreed to, among other things, vote their META Shares in favour of the Arrangement Resolution at the Meeting.

Each Support and Voting Agreement automatically terminates on the earliest to occur of: (a) the written agreement of High Tide and the Supporting Shareholder; (b) if without the prior written consent of the Supporting Shareholder, there is any decrease in the amount of, or change in the form of, the Consideration payable for the outstanding META Shares as set out in the Arrangement Agreement (provided that a decrease in the market price of the High Tide Shares will not constitute a decrease in the amount of the consideration payable for the outstanding META Shares as set out in the Arrangement Agreement); (c) the Outside Date; (d) the Effective Time; and (e) the termination of the Arrangement Agreement in accordance with its terms.

36

Stock Exchange Listings

It is a condition to the completion of the Arrangement that the TSXV will have conditionally approved the listing of the High Tide Shares to be issued pursuant to the Arrangement, and the META Warrants (to be listed as warrants of High Tide) and the META Debentures that are currently listed on the TSXV. Concurrently with Closing, META, High Tide and TSX Trust Company intend on entering into a supplemental indenture reflecting the amendments pursuant to the META Debenture Agreements, pursuant to which High Tide will agree to issue High Tide Shares upon the conversion of the META Debentures, and the underlying loan will continue to be a loan of META and secured by the assets of META. Listing will be subject to High Tide fulfilling all the requirements of the TSXV.

As part of the Plan of Arrangement, each issued and outstanding META Share (other than those held by Dissenting Shareholders) shall be transferred to High Tide in exchange for 0.824 of one High Tide Share. It is a condition to the completion of the Arrangement that the TSXV shall have conditionally approved the listing of the High Tide Shares, with such listing to be effective at the time such META Shares are to be acquired by High Tide pursuant to the Plan of Arrangement. Listing will be subject to High Tide fulfilling all the requirements of the TSXV.

It is intended that the META Shares, META Warrants and META Debentures will be delisted from the TSXV following completion of the Arrangement. It is also intended that the High Tide Shares will be delisted from the CSE following completion of the Arrangement.

Procedure for the Arrangement Becoming Effective

The Arrangement is proposed to be carried out pursuant to Section 193 of the ABCA. The following procedural steps must be taken for the Arrangement to become effective:

(a)	the Arrangement must be approved by not less than 66 2/3% of the votes cast by the META Shareholders, virtually present or represented by proxy at the Meeting, in the manner set forth in the Interim Order;

(b)	the Court must grant the Final Order approving the Arrangement;

(c)	all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate Party;

(d)	the Final Order and Articles of Arrangement in the form prescribed by the ABCA must be filed with the Registrar; and

(e)	the proof of filing to be issued by the Registrar pursuant to subsections 193(11) and 193(12) of the ABCA in respect of the Articles of Arrangement must be issued.

META Shareholder Approvals

At the Meeting, pursuant to the Interim Order, META Shareholders will be asked to approve the Arrangement Resolution. Each META Shareholder shall be entitled to vote on the Arrangement Resolution, with the META Shareholders entitled to one vote per META Share held. The Arrangement will require approval by not less than 66 2/3% of the votes cast by the META Shareholders, virtually present or represented by proxy at the Meeting. The Arrangement Resolution must receive the requisite META Shareholder approval in order for META to seek the Final Order and implement the Arrangement on the Effective Date in accordance with the terms of the Final Order.

For information with respect to the procedures for META Shareholders to follow to receive their consideration pursuant to the Arrangement, see “Procedures for the Surrender of META Shares and Receipt of Consideration”.

See also “The Arrangement” and “General Proxy Matters – Procedure and Votes Required”.

37

Court Approval

Interim Order

On September 22, 2020, the Court granted the Interim Order directing the calling of the Meeting and prescribing the conduct of the Meeting and other matters. The Interim Order is attached as Appendix B to this Information Circular.

Final Order

The ABCA provides that a plan of arrangement requires Court approval. Subject to the terms of the Arrangement Agreement, and if the Arrangement Resolution is approved by not less than 66 2/3% of the votes cast by the META Shareholders, virtually present or represented by proxy at the Meeting, in the manner required by the Interim Order, META will make application to the Court for the Final Order.

The application for the Final Order approving the Arrangement is scheduled for on or about October 28, 2020 at 3:30 p.m. (MST), or as soon thereafter as counsel may be heard, via teleconference or Webex. At the hearing, any META Shareholder and any other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court and serving upon META a Notice of Intention to Appear together with any evidence or materials that such party intends to present to the Court, on or before 4:00 p.m. (MST) on October 20, 2020. Service of such notice shall be effected by service upon the solicitors for META: Borden Ladner Gervais LLP, Centennial Place, East Tower, 1900, 520 – 3rd Avenue S.W., Calgary, Alberta T2P 0R3, Attention: David T. Madsen, Q.C. See the Notice of Originating Application accompanying this Information Circular.

The Court has been advised that the Final Order, if granted, will constitute the basis for an exemption from the registration requirements of the U.S. Securities Act, pursuant to Section 3(a)(10) thereof, with respect to the issuance of High Tide Shares issuable to META Shareholders pursuant to the Arrangement.

META has been advised by its counsel, Borden Ladner Gervais LLP, that the Court has broad discretion under the ABCA when making orders with respect to plans of arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit.

Depending upon the nature of any required amendments, the Corporation and/or High Tide may determine not to proceed with the Arrangement.

Timing

If the Meeting is held as scheduled and is not adjourned or postponed and the other necessary conditions at that point in time are satisfied or waived, META will apply for the Final Order approving the Arrangement. If the Final Order is obtained on or about October 28, 2020, in form and substance satisfactory to the Corporation and High Tide, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, including the receipt of all required regulatory approvals, the Corporation currently expects the Effective Date to occur in the fourth quarter of 2020. It is not possible, however, to state with certainty when the Effective Date will occur. The Effective Date could be delayed for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order on or about October 28, 2020 or the failure to obtain all regulatory approvals in the time-frames anticipated.

The Arrangement will become effective upon the filing with the Registrar of the Articles of Arrangement and a copy of the Final Order, together with such other materials as may be required by the Registrar.

THE ARRANGEMENT AGREEMENT

The following is a summary only of the material terms of the Arrangement Agreement and is subject to, and qualified in its entirety by, the full text of the Arrangement Agreement. Capitalized terms used under this heading “The Arrangement Agreement”, but not otherwise defined, have the meanings set forth in the Arrangement Agreement. META Shareholders are urged to read the Arrangement Agreement including the Plan of Arrangement in its entirety. A copy of the Arrangement Agreement can be found under META’s SEDAR profile at www.sedar.com and the Plan of Arrangement is attached to the Arrangement Agreement as Schedule “A”.

38

Representations, Warranties and Covenants

The Arrangement Agreement contains certain customary representations and warranties of each of META and High Tide relating to, among other things, their respective organization, capitalization, operations, compliance with Laws and other matters, including their authority to enter into the Arrangement Agreement and to consummate the Arrangement. For the complete text of the applicable provisions, see Sections 3.01 and 4.01 of the Arrangement Agreement.

In addition, pursuant to the Arrangement Agreement, each of the Parties has covenanted, among other things, until the earlier of the Effective Date or the termination of the Arrangement Agreement, to maintain their respective businesses and refrain from taking certain actions outside the ordinary course of business. For the complete text of the applicable provisions, see Article 5 of the Arrangement Agreement.

Covenants of the Corporation Regarding Non-Solicitation

Pursuant to the Arrangement Agreement:

(a)	Except as expressly provided in Section 7.01(e), Section 7.01(g) and Section 7.02 of the Arrangement Agreement, META shall not, directly or indirectly, through any officer, director, employee, representative, advisor or agent of META or any of its Subsidiaries (collectively, for the purpose of Section 7.01 and Section 7.02 of the Arrangement Agreement, the “Representatives”, which, for further clarity, does not include the META Shareholders), or otherwise and shall not permit or authorize any such Person to do so on its behalf:

(i)	solicit, initiate, knowingly facilitate, encourage or promote (including by way of furnishing information, knowingly permitting any visit to facilities or properties of META or any of its Subsidiaries or entering into any form of agreement, arrangement or understanding (other than a confidentiality agreement permitted by and in accordance with Section 7.01(e)(ii) of the Arrangement Agreement)) any inquiries, proposals, expressions of interest or offers regarding, constituting or that may reasonably be expected to constitute or lead to a META Acquisition Proposal;

(ii)	participate, directly or indirectly, in any discussions or negotiations regarding, or furnish to any Person any information in connection with or otherwise cooperate with, assist or participate in, any effort or attempt to make any META Acquisition Proposal or inquiries, proposals, expressions of interest or offers that may reasonably be expected to constitute or lead to a META Acquisition Proposal;

(iii)	make, or propose publicly to make, a META Change in Recommendation; or

(iv)	accept, enter into, or propose publicly to accept or enter into, any letter of intent, agreement, understanding or arrangement related to any META Acquisition Proposal or that may reasonably be expected to constitute or lead to a META Acquisition Proposal (other than a confidentiality agreement permitted by and in accordance with Section 7.01(e)(ii) of the Arrangement Agreement).

(b)	META shall, and shall cause its Subsidiaries and the Representatives to immediately terminate and cease any discussions or negotiations with any parties (other than High Tide and its Representatives) with respect to any proposal that constitutes, or may reasonably be expected to constitute, or lead to a META Acquisition Proposal and, in connection therewith, META shall and shall cause its Subsidiaries and the Representatives to:

(i)	discontinue or not allow access to any of META’s or its Subsidiaries’ confidential information to any third party in connection with any inquiries, proposals, expressions of interest or offers constituting or that may reasonably be expected to constitute or lead to a META Acquisition Proposal; and

39

(ii)	promptly request the return or destruction of all information provided to any third party that has entered into a confidentiality agreement with META or any of its Subsidiaries relating to a META Acquisition Proposal, or that may reasonably be expected to constitute or lead to a META Acquisition Proposal, to the extent that such information has not previously been returned or destroyed, and shall use all commercially reasonable efforts to ensure that such requests are honoured.

(c)	META represents and warrants that META has not, in the year prior to the date of the Arrangement Agreement, waived any confidentiality, standstill, non-disclosure, nonsolicitation, use, business purpose or similar agreement, restriction or covenant to which META or any of its Subsidiaries is a party. META covenants and agrees that META shall take all necessary action to enforce each such confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement, restriction or covenant. META further covenants and agrees not to and shall cause its Subsidiaries and the Representatives not to release any Person from, or waive, amend, suspend or otherwise modify any Person’s obligations under any confidentiality, standstill, non-disclosure, nonsolicitation, use, business purpose or similar agreement, restriction or covenant to which META or any of its Subsidiaries is a party without the prior written consent of High Tide (which may be withheld or delayed in High Tide’s sole and absolute discretion); provided, however, that the Parties acknowledge and agree that the automatic termination or release of any such agreement, restriction or covenant in accordance with its terms shall not be a violation of Section 7.01(c) of the Arrangement Agreement.

(d)	If META or any of its Subsidiaries or any of its Representatives, receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to a META Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to META or any of its Subsidiaries in connection with a META Acquisition Proposal, including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of META or any of its Subsidiaries, META shall:

(i)	promptly notify High Tide, at first orally, and then as soon as practicable and in any event within 24 hours in writing, of such META Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions, and the identity of all Persons making the META Acquisition Proposal, inquiry, proposal, offer or request;

(ii)	provide High Tide with copies of all written documents, material or substantive correspondence or other material received in respect of, from or on behalf of any such Persons;

(iii)	keep High Tide fully informed on a current basis of the status of developments and, to the extent permitted by Section 7.01(e) of the Arrangement Agreement, negotiations with respect to such META Acquisition Proposal, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any such META Acquisition Proposal, inquiry, proposal, offer or request; and

(iv)	provide to High Tide copies of all material or substantive correspondence if in writing or electronic form and, if not in writing or electronic form, a description of the material terms of such correspondence communicated to META by or on behalf of any Person making any such META Acquisition Proposal, inquiry, proposal, offer or request.

(e)	Notwithstanding Section 7.01(a) of the Arrangement Agreement, if at any time prior to obtaining the approval by the META Shareholders of the Arrangement Resolution, META receives an unsolicited bona fide META Acquisition Proposal, META may:

(i)	contact the Person making the META Acquisition Proposal and its representatives solely for the purpose of clarifying the terms and conditions of such META Acquisition Proposal; and

40

(ii)	engage in or participate in discussions or negotiations with such Person regarding such META Acquisition Proposal, and subject to entering into a confidentiality and standstill agreement with such Person (unless such Person is already a party to a confidentiality and standstill agreement with META) and is otherwise on terms that are no less favourable to META than those found in the Confidentiality Agreement, and any such copies, access or disclosure provided to such Person already having been (or simultaneously being) provided to High Tide, may provide copies of, access to or disclosure of information, properties, facilities, books or records of META or its Subsidiaries for a maximum of 10 Business Days after the day on which access or disclosure is first afforded to the Person making the META Acquisition Proposal, if and only if, in the case of Section 7.01(e)(ii) of the Arrangement Agreement:

(A)	the META Board first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such META Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a META Superior Proposal, and, after consultation with its outside legal counsel, that the failure to engage in such discussions or negotiations or to provide such access or disclosure would be inconsistent with its fiduciary duties;

(B)	such Person was not restricted from making such META Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar agreement, restriction or covenant with META or any of its Subsidiaries;

(C)	META has been, and continues to be, in compliance with its obligations under Section 7.01 and Section 7.02 of the Arrangement Agreement; and

(D)	META promptly provides High Tide with:

(1)	written notice stating META’s intention to participate in such discussions or negotiations and to provide such copies, access or disclosure and that the META Board has determined that failure to take such action would be inconsistent with its fiduciary duties; and

(2)	prior to providing any such copies, access or disclosure to such Person, META provides High Tide with a true, complete and final executed copy of the confidentiality agreement referred to in Section 7.01(e)(ii) of the Arrangement Agreement.

(f)	META shall ensure that its Subsidiaries and the Representatives are aware of the provisions of Section 7.01 of the Arrangement Agreement, and META shall be responsible for any breach of Section 7.01 of the Arrangement Agreement by its Subsidiaries or the Representatives.

(g)	Notwithstanding any of the provisions of the Arrangement Agreement:

(i)	the META Board has the right to respond, within the time and in the manner required by applicable Securities Laws, to any take-over bid made for the META Shares, that it determines is not a META Superior Proposal, provided that High Tide and its outside legal counsel have been provided with a reasonable opportunity to review and comment on any such response and the META Board shall give reasonable consideration to such comments;

(ii)	prior to the Meeting, META and the META Board shall not be prohibited from making any disclosure to the META Shareholders, if:

(A)	a High Tide Material Adverse Effect has occurred and is continuing; and

41

(B)	the META Board has reasonably determined in good faith after consultation with its outside legal counsel that the failure to do so would be inconsistent with the duties of the members of the META Board, under applicable Law; and

(iii)	prior to the Meeting, META and the META Board shall not be prohibited from making a META Change in Recommendation if:

(A)	a High Tide Material Adverse Effect has occurred and is continuing; and

(B)	the META Board has reasonably determined in good faith after consultation with its outside legal counsel that the failure to do so would be inconsistent with its fiduciary duties.

Covenants of High Tide Regarding Non-Solicitation

Pursuant to the Arrangement Agreement:

(a)	Except as expressly provided in Section 7.03(e), Section 7.03(g) and Section 7.04 of the Arrangement Agreement, High Tide shall not, directly or indirectly, through any officer, director, employee, representative, advisor or agent of High Tide or any of its Subsidiaries (collectively, for the purpose of Section 7.03 and Section 7.04 of the Arrangement Agreement, the “Representatives”, which, for further clarity, does not include the High Tide Shareholders), or otherwise and shall not permit or authorize any such Person to do so on its behalf:

(i)	solicit, initiate, knowingly facilitate, encourage or promote (including by way of furnishing information, knowingly permitting any visit to facilities or properties of High Tide or any of its Subsidiaries or entering into any form of agreement, arrangement or understanding (other than a confidentiality agreement permitted by and in accordance with Section 7.03(e)(ii) of the Arrangement Agreement)) any inquiries, proposals, expressions of interest or offers regarding, constituting or that may reasonably be expected to constitute or lead to a High Tide Acquisition Proposal;

(ii)	participate, directly or indirectly, in any discussions or negotiations regarding, or furnish to any Person any information in connection with or otherwise cooperate with, assist or participate in, any effort or attempt to make any High Tide Acquisition Proposal or inquiries, proposals, expressions of interest or offers that may reasonably be expected to constitute or lead to a High Tide Acquisition Proposal; or

(iii)	accept, enter into, or propose publicly to accept or enter into, any letter of intent, agreement, understanding or arrangement related to any High Tide Acquisition Proposal or that may reasonably be expected to constitute or lead to a High Tide Acquisition Proposal (other than a confidentiality agreement permitted by and in accordance with Section 7.03(e)(ii) of the Arrangement Agreement).

(b)	High Tide shall, and shall cause its Subsidiaries and the Representatives to immediately terminate and cease any discussions or negotiations with any parties (other than META and its Representatives) with respect to any proposal that constitutes, or may reasonably be expected to constitute, or lead to a High Tide Acquisition Proposal and, in connection therewith, High Tide shall and shall cause its Subsidiaries and the Representatives to:

(i)	discontinue or not allow access to any of High Tide’s or its Subsidiaries’ confidential information to any third party in connection with any inquiries, proposals, expressions of interest or offers constituting or that may reasonably be expected to constitute or lead to a High Tide Acquisition Proposal; and

42

(ii)	promptly request the return or destruction of all information provided to any third party that has entered into a confidentiality agreement with High Tide or any of its Subsidiaries relating to a High Tide Acquisition Proposal, or that may reasonably be expected to constitute or lead to a High Tide Acquisition Proposal, to the extent that such information has not previously been returned or destroyed, and shall use all commercially reasonable efforts to ensure that such requests are honoured.

(c)	High Tide represents and warrants that High Tide has not, in the year prior to the date of the Arrangement Agreement, waived any confidentiality, standstill, non-disclosure, nonsolicitation, use, business purpose or similar agreement, restriction or covenant to which High Tide or any of its Subsidiaries is a party. High Tide covenants and agrees that High Tide shall take all necessary action to enforce each such confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement, restriction or covenant. High Tide further covenants and agrees not to and shall cause its Subsidiaries and the Representatives not to release any Person from, or waive, amend, suspend or otherwise modify any Person’s obligations under any confidentiality, standstill, non-disclosure, nonsolicitation, use, business purpose or similar agreement, restriction or covenant to which High Tide or any of its Subsidiaries is a party without the prior written consent of META (which may be withheld or delayed in META’s sole and absolute discretion); provided, however, that the Parties acknowledge and agree that the automatic termination or release of any such agreement, restriction or covenant in accordance with its terms shall not be a violation of Section 7.03(c) of the Arrangement Agreement.

(d)	If High Tide or any of its Subsidiaries or any of its Representatives, receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to a High Tide Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to High Tide or any of its Subsidiaries in connection with a High Tide Acquisition Proposal, including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of High Tide or any of its Subsidiaries, High Tide shall:

(i)	promptly notify META, at first orally, and then as soon as practicable and in any event within 24 hours in writing, of such High Tide Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions, and the identity of all Persons making the High Tide Acquisition Proposal, inquiry, proposal, offer or request;

(ii)	provide META with copies of all written documents, material or substantive correspondence or other material received in respect of, from or on behalf of any such Persons;

(iii)	keep META fully informed on a current basis of the status of developments and, to the extent permitted by Section 7.03(e) of the Arrangement Agreement, negotiations with respect to such High Tide Acquisition Proposal, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any such High Tide Acquisition Proposal, inquiry, proposal, offer or request; and

(iv)	provide to META copies of all material or substantive correspondence if in writing or electronic form and, if not in writing or electronic form, a description of the material terms of such correspondence communicated to High Tide by or on behalf of any Person making any such High Tide Acquisition Proposal, inquiry, proposal, offer or request.

(e)	Notwithstanding Section 7.03(a) of the Arrangement Agreement, if High Tide receives an unsolicited bona fide High Tide Acquisition Proposal, High Tide may:

(i)	contact the Person making the High Tide Acquisition Proposal and its representatives solely for the purpose of clarifying the terms and conditions of such High Tide Acquisition Proposal; and

43

(ii)	engage in or participate in discussions or negotiations with such Person regarding such High Tide Acquisition Proposal, and subject to entering into a confidentiality and standstill agreement with such Person (unless such Person is already a party to a confidentiality and standstill agreement with High Tide) and is otherwise on terms that are no less favourable to High Tide than those found in the Confidentiality Agreement, and any such copies, access or disclosure provided to such Person already having been (or simultaneously being) provided to META, may provide copies of, access to or disclosure of information, properties, facilities, books or records of High Tide or its Subsidiaries for a maximum of 10 Business Days after the day on which access or disclosure is first afforded to the Person making the High Tide Acquisition Proposal, if and only if, in the case of Section 7.03(e)(ii) of the Arrangement Agreement:

(A)	the High Tide Board first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such High Tide Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a High Tide Superior Proposal, and, after consultation with its outside legal counsel, that the failure to engage in such discussions or negotiations or to provide such access or disclosure would be inconsistent with its fiduciary duties;

(B)	such Person was not restricted from making such High Tide Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar agreement, restriction or covenant with High Tide or any of its Subsidiaries;

(C)	High Tide has been, and continues to be, in compliance with its obligations under Section 7.03 and Section 7.04 of the Arrangement Agreement; and

(D)	High Tide promptly provides META with:

(1)	written notice stating High Tide’s intention to participate in such discussions or negotiations and to provide such copies, access or disclosure and that the High Tide Board has determined that failure to take such action would be inconsistent with its fiduciary duties; and

(2)	prior to providing any such copies, access or disclosure to such Person, High Tide provides META with a true, complete and final executed copy of the confidentiality agreement referred to in Section 7.03(e)(ii) of the Arrangement Agreement.

(f)	High Tide shall ensure that its Subsidiaries and the Representatives are aware of the provisions of Section 7.03 of the Arrangement Agreement, and High Tide shall be responsible for any breach of Section 7.03 of the Arrangement Agreement by its Subsidiaries or the Representatives.

(g)	Notwithstanding any of the provisions of the Arrangement Agreement the High Tide Board has the right to respond, within the time and in the manner required by applicable Securities Laws, to any take-over bid made for the High Tide Shares, that it determines is not a High Tide Superior Proposal, provided that META and its outside legal counsel have been provided with a reasonable opportunity to review and comment on any such response and the High Tide Board shall give reasonable consideration to such comments.

Conditions of Closing

Mutual Conditions

The Arrangement Agreement provides that the Parties are not required to complete the Arrangement unless each of the following conditions is satisfied on or prior to the Effective Time, which conditions may only be waived, in whole or in part, by the mutual consent of each of the Parties:

(a)	the Interim Order shall have been granted on terms consistent with the Arrangement Agreement and the Interim Order shall not have been set aside or modified in a manner unacceptable to either Party, acting reasonably, on appeal or otherwise;

(b)	the Arrangement Resolution shall have been approved and adopted by the META Shareholders at the Meeting in accordance with the Interim Order;

44

(c)	the Final Order shall have been granted on terms consistent with the Arrangement Agreement and the Final Order shall not have been set aside or modified in a manner unacceptable to either Party, acting reasonably, on appeal or otherwise;

(d)	the issuance of the Consideration Shares will be exempt from the registration requirements of the U.S. Securities Act pursuant to the Section 3(a)(10) Exemption;

(e)	the necessary approvals of the CSE and TSXV, if any, will have been obtained;

(f)	the Consideration Shares to be issued upon completion of the Arrangement and the High Tide Shares to be issued upon the exercise from time to time of the META Options, META Warrants, META RSUs and upon the conversion from time to time of the META Debentures shall, if required by the TSXV and subject only to the satisfaction of customary conditions required by the TSXV, have been approved for listing on the TSXV, as of the Effective Date and the TSXV, shall have, if required, accepted notice for filing of all transactions of the Parties contemplated in the Arrangement Agreement or necessary to complete the Arrangement, subject only to compliance with the customary requirements of the TSXV;

(g)	all Regulatory Approvals and all third Person and other consents, waivers, permits, exemptions, orders, approvals, agreements and amendments and modifications to agreements, indentures or arrangements, in each case, the failure of which to obtain or the non-expiry of which would, or could reasonably be expected to have, a META Material Adverse Effect or High Tide Material Adverse Effect, as the case may be, or materially impede the completion of the Arrangement, shall have been obtained or received;

(h)	no Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent), in any case which is in effect and which prevents, prohibits or makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins META or High Tide from consummating the Arrangement or any of the other transactions contemplated in the Arrangement Agreement;

(i)	META shall have entered into a supplemental indenture governing the META Debentures with the debenture trustee; and

(j)	the TSXV shall have conditionally approved the listing of certain post-Arrangement securities of High Tide, consisting of the Consideration Shares, the High Tide Shares and those META Warrants and META Debentures that are currently listed on the TSXV and which shall become binding obligations of High Tide following completion of the Arrangement, on the TSXV, subject to completion of the Arrangement and completion of the customary listing requirements of the TSXV.

The foregoing conditions are for the mutual benefit of High Tide and META and may be asserted by High Tide and META regardless of the circumstances and may be waived by High Tide and META (with respect to such Party) in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which High Tide or META may have.

Additional Conditions in Favour of High Tide

The Arrangement Agreement provides that High Tide is not required to complete the Arrangement unless each of the following conditions is satisfied, which conditions are for the exclusive benefit of High Tide and may only be waived in whole or in part, by High Tide in its sole discretion:

(a)	the representations and warranties made by META in the Arrangement Agreement shall be true and correct as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such date), except to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not have a META Material Adverse Effect (and, for this purpose, any reference to “material”, “META Material Adverse Effect” or other concepts of materiality in such representations and warranties shall be ignored) and META shall have provided to High Tide a certificate of two senior officers of META certifying the foregoing and dated the Effective Date;

45

(b)	META shall have fulfilled or complied in all material respects with its covenants contained in the Arrangement Agreement to be fulfilled or complied with by it on or before the Effective Time, except where the failure to fulfill or comply with such covenants would not, individually or in the aggregate, materially impede completion of the Arrangement, and META shall have provided to High Tide a certificate of two senior officers of META certifying the foregoing dated the Effective Date;

(c)	there is no action or proceeding (whether, for greater certainty, by a Governmental Entity or any other Person) pending or threatened in any jurisdiction to:

(i)	cease trade, enjoin or prohibit or impose any limitations, damages or conditions on High Tide’s ability to acquire, hold or exercise full rights of ownership over, any META Shares, including the right to vote the META Shares;

(ii)	impose terms or conditions on the completion of the Arrangement or on the ownership or operation by High Tide of the business or assets of High Tide, META and their respective Subsidiaries, affiliates and related entities;

(iii)	seek to obtain from META or High Tide any material damages directly or indirectly in connection with the Arrangement or the transactions contemplated by this Agreement; or

(iv)	prevent or materially delay the consummation of the Arrangement;

(d)	since the date of the Arrangement Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public), a META Material Adverse Effect;

(e)	META and its Subsidiaries shall have received resignations and mutual releases from each director and officer of META and its Subsidiaries, effective as of the Effective Date, against receipt by such Persons of commercially reasonable releases from META and its Subsidiaries and, in both cases, acceptable to High Tide, acting reasonably, and other than as disclosed in Section 3.01(gg) of the META Disclosure Letter, no change of control or similar payments to directors or officers shall become owing by META or High Tide as a result of the completion of the Arrangement;

(f)	High Tide and the Locked-Up Shareholders shall have entered into the Lock-Up Agreements, which shall not have been terminated in accordance with their respective terms;

(g)	High Tide and the Supporting Shareholders shall have entered into the Support and Voting Agreements, which shall not have been terminated in accordance with their respective terms;

(h)	the META Debenture Agreements shall be valid, in force and binding on all parties and in full force and effect at the Effective Time. The META Debenture Agreements shall not have been terminated and the holders of META Debentures shall not have exercised any recourse or remedies available under the META Debentures; and

(i)	holders of no more than 5% of all of the issued and outstanding META Shares shall have validly exercised Dissent Rights (and shall not have withdrawn such rights) in respect of the Arrangement.

The foregoing conditions are for the exclusive benefit of High Tide and may be asserted by High Tide regardless of the circumstances or may be waived by High Tide, in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which High Tide may have.

46

Additional Conditions in Favour of META

The Arrangement Agreement provides that META is not required to complete the Arrangement unless each of the following conditions is satisfied, which conditions are for the exclusive benefit of META and may only be waived, in whole or in part, by META in its sole discretion:

(a)	the representations and warranties made by High Tide in the Arrangement Agreement shall be true and correct as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such date), except to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not have a High Tide Material Adverse Effect (and, for this purpose, any reference to “material”, “High Tide Material Adverse Effect” or other concepts of materiality in such representations and warranties shall be ignored) and High Tide shall have provided to META a certificate of two senior officers of High Tide certifying the foregoing dated the Effective Date;

(b)	High Tide shall have fulfilled or complied in all material respects with its covenants contained in the Arrangement Agreement to be fulfilled or complied with by it on or before the Effective Time, except where the failure to fulfill or comply with such covenants would not, individually or in the aggregate, materially impede completion of the Arrangement, and High Tide shall have provided to META a certificate of two senior officers of High Tide certifying the foregoing dated the Effective Date;

(c)	there is no action or proceeding (whether, for greater certainty, by a Governmental Entity or any other Person) pending or threatened in any jurisdiction to:

(i)	cease trade, enjoin, prohibit, or impose any limitations, damages or conditions on High Tide’s ability to issue the Consideration Shares or the High Tide Shares to be issued upon the exercise from time to time of the META Options, the META Warrants, the META RSUs and upon the conversion from time to time of the META Debentures;

(ii)	impose terms or conditions on the completion of the Arrangement or on the ownership or operation by META of the business or assets of META, High Tide and their respective Subsidiaries, affiliates and related entities;

(iii)	seek to obtain from META or High Tide any material damages directly or indirectly in connection with the Arrangement or the transactions contemplated by the Arrangement Agreement; or

(iv)	prevent or materially delay the consummation of the Arrangement;

(d)	the distribution of the Consideration Shares pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Securities Laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces of Canada or by virtue of exemptions under applicable Securities Laws and shall not be subject to resale restrictions under applicable Securities Laws (other than as applicable to control persons or pursuant to Section 2.6 of National Instrument 45-102 – Resale of Securities);

(e)	High Tide and the Locked-Up Shareholders shall have entered into the Lock-Up Agreements, which shall not have been terminated in accordance with their respective terms;

(f)	High Tide shall have complied with its obligations under Section 2.10 of the Arrangement Agreement and the Depositary shall have confirmed receipt of the Consideration Shares;

(g)	since the date of the Arrangement Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public), a High Tide Material Adverse Effect;

(h)	High Tide and or META shall have paid all severance, change of control or similar payments or obligations, either pursuant to contract or applicable Law, owing to: (a) Mark Goliger and Michael Cosic as set forth in the META Disclosure Letter; and (b) to such other directors, officers and employees of META that have or will be terminated (as mutually agreed upon by High Tide and META); and

(i)	High Tide and Raj Grover shall have entered into a support and voting agreements in respect of the election of the META Nominees to the High Tide Board with a term beginning on the Effective Date and ending upon completion of High Tide’s next annual general meeting of High Tide Shareholders, which shall not have been terminated in accordance with its terms.

47

The foregoing conditions are for the exclusive benefit of META and may be asserted by META regardless of the circumstances or may be waived by META in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which META may have.

Termination of the Arrangement Agreement

The Arrangement Agreement may be terminated at any time prior to the Effective Date:

(a)	by the mutual written consent of META and High Tide, duly authorized by the board of directors of each;

(b)	by High Tide if:

(i)	prior to the approval by the META Shareholders of the Arrangement Resolution: (A) the META Board shall make a META Change in Recommendation; or (B) META enters into an agreement (other than a confidentiality agreement that complies with Section 7.01(e)(ii) of the Arrangement Agreement) with respect to any META Acquisition Proposal; or

(ii)	META breaches its obligations under Section 7.01 or Section 7.02 of the Arrangement Agreement in any material respect;

(c)	by META if:

(i)	High Tide enters into an agreement (other than a confidentiality agreement that complies with Section 7.03(e)(ii) of the Arrangement Agreement) in respect of any High Tide Acquisition Proposal; or

(ii)	High Tide breaches its obligations under Section 7.03 or Section 7.04 of the Arrangement Agreement in any material respect;

(d)	by either High Tide or META if the Meeting shall have been held and completed and the Arrangement Resolution shall not have been approved by the META Shareholders in accordance with the Interim Order, provided that either Party shall not be entitled to terminate the Arrangement Agreement pursuant to Section 8.02(d) of the Arrangement Agreement if the failure to obtain the approval of the META Shareholders to the Arrangement Resolution has been caused by, or is the result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(e)	by either High Tide or META if the Effective Date shall not have occurred by the Outside Date, provided however:

(i)	if the failure of the Effective Date to occur by such date has been caused by, or is the result of, a breach by META of any of its representations or warranties or the failure of META to perform any of its covenants or agreements under this Agreement, then META shall not be entitled to terminate the Arrangement Agreement pursuant to Section 8.02(e) of the Arrangement Agreement; or

(ii)	if the failure of the Effective Date to occur by such date has been caused by, or is the result of, a breach by High Tide of any of its representations or warranties or the failure of High Tide to perform any of its covenants or agreements under this Agreement, then High Tide shall not be entitled to terminate the Arrangement Agreement pursuant to Section 8.02(e) of the Arrangement Agreement;

(f)	by either Party if after the date of this Agreement, any applicable Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins META or High Tide from consummating the Arrangement, and such applicable Law has, if applicable, become final and non-appealable, provided that the Party seeking to terminate the Arrangement Agreement pursuant to Section 8.02(f) of the Arrangement Agreement has used its commercially reasonable efforts to, as applicable, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement;

48

(g)	by META if META proposes to enter into any agreement, arrangement or understanding in respect of a META Superior Proposal in compliance with Section 7.01 and Section 7.02 of the Arrangement Agreement, provided that META pays the META Termination Payment to High Tide in accordance with Section 7.05 of the Arrangement Agreement;

(h)	by High Tide if High Tide proposes to enter into any agreement, arrangement or understanding in respect of a High Tide Superior Proposal in compliance with Section 7.03 and Section 7.04 of the Arrangement Agreement, provided that High Tide pays the High Tide Termination Payment to META in accordance with Section 7.06 of the Arrangement Agreement;

(i)	by High Tide, if META breaches any representation or warranty of META set forth in the Arrangement Agreement which breach would cause the condition in Section 6.02(a) of the Arrangement Agreement not to be satisfied or META fails to comply with any of its covenants set forth in the Arrangement Agreement (other than the covenants in Section 7.01 and Section 7.02 of the Arrangement Agreement) that would cause the condition in Section 6.02(b) of the Arrangement Agreement not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 6.04 of the Arrangement Agreement; provided that any wilful breach shall be deemed incapable of being cured and High Tide is not then in breach of the Arrangement Agreement so as to cause any condition in Section 6.03(a) or Section 6.03(b) of the Arrangement Agreement not to be satisfied;

(j)	by META, if High Tide breaches any representation or warranty of High Tide set forth in the Arrangement Agreement which breach would cause the condition in Section 6.03(a) of the Arrangement Agreement not to be satisfied or High Tide fails to comply with any of its covenants set forth in the Arrangement Agreement (other than the covenants in Section 7.03 and Section 7.04 of the Arrangement Agreement) that would cause the condition in Section 6.03(b) of the Arrangement Agreement not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 6.04 of the Arrangement Agreement; provided that any wilful breach shall be deemed incapable of being cured and META is not then in breach of the Arrangement Agreement so as to cause any condition in Section 6.02(a) or Section 6.02(b) of the Arrangement Agreement not to be satisfied;

(k)	by High Tide, if since the date of the Arrangement Agreement, any event occurs that results in a META Material Adverse Effect that is not capable of being satisfied by the Outside Date; or

(l)	by META, if since the date of the Arrangement Agreement, any event occurs that results in a High Tide Material Adverse Effect that is not capable of being satisfied by the Outside Date,

provided that any termination by a Party to the Arrangement Agreement in accordance with Section 8.02(b) to Section 8.02(l) of the Arrangement Agreement shall be made by such Party delivering written notice thereof to the other Party thereto prior to the Effective Date and specifying therein in reasonable detail the matter or matters giving rise to such termination right.

In the event of termination of the Arrangement Agreement as provided in Section 8.02 of the Arrangement Agreement, the Arrangement Agreement shall forthwith become void and have no further effect, and there shall be no liability or further obligation on the part of META or High Tide thereunder, except that:

(a)	the provisions of Section 8.03, Section 2.05(f), Section 2.05(g), Section 7.05, Section 7.06, Section 9.01 through to and including Section 9.13 of the Arrangement Agreement and the provisions of the Confidentiality Agreement shall remain in full force and effect and shall survive any such termination; and

(b)	neither META nor High Tide shall be released or relieved from any liability arising from their breach of any of their representations, warranties, covenants, or agreements hereunder prior to the date of termination, save and except as provided in the Arrangement Agreement.

49

Nothing in the Arrangement Agreement shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the obligations set forth in the Arrangement Agreement or otherwise to obtain specific performance without the necessity of posting bond or security in connection therewith.

Termination Fees

In the event of a Company Termination Payment Event (as such term is defined in the Arrangement Agreement) that results in the termination of the Arrangement Agreement pursuant to the terms set out in the Arrangement Agreement, META shall pay to High Tide an amount of cash (a “META Termination Payment”) equal to (a) $2,000,000, in the case of a Company Termination Payment Event other than those set forth in Section 7.05(e) or Section 7.05(f) of the Arrangement Agreement, or (b) $1,000,000, in the case of a Company Termination Payment Event set forth in Section 7.05(e) or Section 7.05(f) of the Arrangement Agreement, in immediately available funds in consideration for the disposition of High Tide’s rights under the Arrangement Agreement. In the circumstances set forth in Section 7.05(a), Section 7.05(b) of the Arrangement Agreement, or above, the META Termination Payment will be paid within two Business Days of the termination of the Arrangement Agreement; and, in the circumstances set forth in Section 7.05(d) of the Arrangement Agreement, the META Termination Payment will be paid within two Business Days following the completion of such META Acquisition Proposal. META shall not be obligated to make more than one payment pursuant to Section 7.05 of the Arrangement Agreement.

In the event of a Buyer Termination Payment Event (as such term is defined in the Arrangement Agreement) that results in the termination of the Arrangement Agreement pursuant to the terms set out in the Arrangement Agreement, High Tide shall pay to META an amount of cash (a “High Tide Termination Payment”) equal to (a) $2,000,000, in the case of a Buyer Termination Payment Event other than those set forth in Section 7.06(e) or Section 7.06(f) of the Arrangement Agreement, or (b) $1,000,000, in the case of a Buyer Termination Payment Event set forth in Section 7.06(e) or Section 7.06(f) of the Arrangement Agreement, in immediately available funds in consideration for the disposition of META’s rights under the Arrangement Agreement. In the circumstances set forth in Section 7.06(a), Section 7.06(b) of the Arrangement Agreement, or above, the High Tide Termination Payment will be paid within two Business Days of the termination of the Arrangement Agreement; and, in the circumstances set forth in Section 7.06(d) of the Arrangement Agreement, the High Tide Termination Payment will be paid within two Business Days following the completion of such High Tide Acquisition Proposal. High Tide shall not be obligated to make more than one payment pursuant to Section 7.06 of the Arrangement Agreement.

Amendment

The Arrangement Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of each of the Meeting, but not later than the Effective Time, and in the case of the Plan of Arrangement subject to the provisions of Section 6.01 of the Plan of Arrangement, be amended by mutual written agreement of the Parties without, subject to applicable Laws, further notice to or authorization on the part of the META Shareholders and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of either the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained in the Arrangement Agreement or in any document delivered pursuant thereto;

(c)	waive compliance with or modify any of the covenants contained in the Arrangement Agreement and waive or modify performance of any of the obligations of the Parties; or

(d)	waive compliance with or modify any other conditions precedent contained in the Arrangement Agreement, provided, however, that notwithstanding the foregoing, following the Meeting, the Consideration shall not be amended without the approval of the META Shareholders.

50

PRINCIPAL LEGAL MATTERS

Court Approval and Completion of the Arrangement

An arrangement under the ABCA requires Court approval. See “The Arrangement – Procedure for the Arrangement to Become Effective – Court Approval”.

Assuming that the Final Order is granted, and that the other conditions set forth in the Arrangement Agreement are satisfied or waived by the Party or Parties for whose benefit they exist, then the Articles of Arrangement will be filed with the Registrar to give effect to the Arrangement and all other arrangements and documents necessary to complete the Arrangement will be delivered as soon as reasonably practicable thereafter. Subject to receipt of the Final Order and the satisfaction of the other conditions to the completion of the Arrangement, META currently expects the Effective Date of the Arrangement to occur in the fourth quarter of 2020.

Canadian Securities Laws Matters

Resale of Securities Received in the Arrangement

The Consideration Shares to be issued upon completion of the Arrangement to META Shareholders will be issued in reliance on exemptions from the prospectus requirements of applicable Securities Laws in Canada and will generally not be subject to any resale restrictions under applicable Securities Laws in Canada (provided the conditions set out in subsection 2.6(3) of National Instrument 45-102 – Resale of Securities, are satisfied). META Shareholders should consult with their own financial and legal advisors with respect to the tradability of High Tide Shares received on completion of the Arrangement.

United States Securities Laws Matters

Consideration Shares issuable to META Shareholders in exchange for their META Shares under the Arrangement have not been and will not be registered under the U.S. Securities Act, and such securities will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof. Section 3(a)(10) exempts the issuance of securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by any court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all Persons to whom the securities will be issued have the right to appear and receive timely notice thereof. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court granted the Interim Order on September 22, 2020 and, subject to the approval of the Arrangement by the META Shareholders, a hearing on the Arrangement will be held on or about October 28, 2020 by the Court.

Consideration Shares to be received by META Shareholders pursuant to the Arrangement will be freely tradable under the U.S. Securities Act, except by Persons who are “affiliates” of High Tide after the Arrangement or were affiliates of High Tide within 90 days prior to completion of the Arrangement. Persons who may be deemed to be “affiliates” of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through ownership of voting securities, by contract or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer.

Any resale of such Consideration Shares by such an affiliate (or, if applicable, former affiliate) may be subject to the registration requirements of the U.S. Securities Act, absent an exemption therefrom. Subject to certain limitations, such affiliates (and former affiliates) may immediately resell such Consideration Shares outside the United States without registration under the U.S. Securities Act pursuant to and in accordance with Regulation S under the U.S. Securities Act. Such Consideration Shares may also be resold in transactions completed in accordance with Rule 144 under the U.S. Securities Act, if available.

The foregoing discussion is only a general overview of certain requirements of the U.S. Securities Act applicable to the resale of Consideration Shares to be received upon completion of the Arrangement. All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.

51

Judicial Developments

The Plan of Arrangement will be implemented pursuant to Section 193 of the ABCA, which provides that, where it is impractical to effect an arrangement under any other provision of the ABCA, a corporation may apply to the Court for an order approving the arrangement proposed by such corporation. An application will be made by the Corporation for approval of the Arrangement pursuant to this section of the ABCA. See “The Arrangement – Procedure for the Arrangement to Become Effective – Court Approval”. Although there have been a number of judicial decisions considering this section and applications to various arrangements, there have not been, to the knowledge of META, any recent significant decisions that would apply in this instance. META Shareholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement.

Other Required Regulatory Approvals

To the best knowledge of the Corporation, there are no filings, consents, waiting periods or approvals required to be made with, applicable to, or required to be received from any Governmental Authority in connection with the Arrangement except: (a) the Court’s approval of the Final Order, which will be sought on or about October 28, 2020 and which is a condition to the completion of the Arrangement; (b) the TSXV’s conditional approval of the listing of the High Tide Shares to be issued pursuant to the Arrangement, and the META Warrants and the META Debentures that are currently listed on the TSXV; (c) the consent of the AGLO, the AGLC, the Liquor, Gaming and Cannabis Authority of Manitoba, the Saskatchewan Liquor and Gaming Authority and the British Columbia Liquor and Cannabis Regulation Branch to the change of control of META; and (d) applicable regulatory authorities’ approval.

PRINCIPAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary, as of the date hereof, of the principal Canadian federal income tax considerations generally applicable to a Person who is a beneficial owner of META Shares, META Warrants, or META Debentures (“Holder”) in respect of the transactions described herein, and who, for all purposes of the Tax Act and at all relevant times: (a) deals at arm’s length with the Corporation and High Tide; (b) is not affiliated with any of the Corporation and High Tide; and (c) holds the META Shares, META Warrants, META Debentures, and High Tide Shares (collectively, “Securities”) as capital property. General Canadian federal income tax considerations of Holders of META Warrants and META Debentures are summarized below, but such Holders should consult their own tax advisors to determine the tax consequences to their particular META Warrants or META Debentures, as the case may be, resulting from this Arrangement and having regard to the specific terms of such META Warrants or META Debentures.

Securities will generally be considered to be capital property unless the Holder uses or holds such Securities in the course of carrying on a business of buying or selling securities or acquired such Securities in one or more transactions considered to be an adventure or concern in the nature of trade with respect to such Securities.

This summary is not applicable to a Holder: (a) that is a “financial institution”, as defined in subsection 142.2(1) of the Tax Act for the purposes of the mark-to-market rules therein; (b) that is a “specified financial institution”, as defined in subsection 248(1) of the Tax Act; (c) an interest in which is a “tax shelter”, as defined in subsection 237.1(1) of the Tax Act, or a “tax shelter investment”, as defined in subsection 143.2 of the Tax Act; (d) that reports its “Canadian tax results”, as defined in subsection 261(1) of the Tax Act, in a currency other than Canadian currency; (e) who has entered into or will enter into, in respect of any of the Securities, a “derivative forward agreement” or a “synthetic disposition arrangement”, each as defined in subsection 248(1) of the Tax Act; (f) that is a partnership; (g) who has acquired or will acquire Securities pursuant to a stock option agreement or any employee incentive plan, including holders of META Options and META RSUs; (h) who holds warrants or other rights to acquire shares of the Corporation; or (i) that is exempt from tax under Part I of the Tax Act, except for the limited discussion under the heading “Principal Canadian Federal Income Tax Considerations – Eligibility for Investment”. Such Holders should consult their own tax advisors to determine the tax consequences to them of the acquisition, holding and disposition of Securities. In addition, this summary does not address the deductibility of interest by a Holder who has borrowed money, or will borrow money, to acquire Securities.

52

This summary is based on the facts set out in this Information Circular, the current provisions of the Tax Act and the regulations thereunder (the “Tax Regulations”) in force as of the date hereof, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), and the current administrative policies and assessing practices of the CRA made publicly available prior to the date hereof. Except for the Tax Proposals, this summary does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, or changes in the CRA’s administrative policies or assessing practices, nor does it take into account or consider any other Canadian federal tax considerations or any provincial, territorial or foreign considerations, which may differ materially from those discussed herein. This summary assumes that the Tax Proposals will be enacted as currently proposed, but no assurance can be given that this will be the case. There can be no assurance that the CRA will not change its administrative policies or assessing practices. The Corporation has not obtained, nor sought, an advance tax ruling from the CRA in respect of any of the matters discussed herein.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations. This summary is not intended to be, nor should it be construed to be, legal or tax advice or representations to any particular Holder. Accordingly, each Holder should obtain independent advice regarding the income tax consequences of acquiring, holding and disposing of Securities pursuant to the Arrangement.

Holders Resident in Canada

The following part of this summary is applicable to a Holder who, at all relevant times, is or is deemed to be resident in Canada for the purposes of the Tax Act and any applicable income tax treaty (each, a “Resident Holder”).

Certain Resident Holders (other than certain traders or dealers in securities) whose META Shares and High Tide Shares might not otherwise constitute capital property may be entitled to make an irrevocable election pursuant to subsection 39(4) of the Tax Act to have their META Shares, High Tide Shares and every other “Canadian security” (as defined in subsection 39(6) of the Tax Act) owned or subsequently acquired by them deemed to be capital property for the purposes of the Tax Act. META Warrants are not expected to qualify for the subsection 39(4) election. Resident Holders contemplating a subsection 39(4) election should first consult with their own tax advisors.

Exchange of META Shares for the High Tide Shares

Pursuant to the Arrangement, a Resident Holder will exchange the Resident Holder’s META Shares for Consideration Shares. Such Resident Holder will generally be deemed to have disposed of such META Shares under a tax-deferred exchange under section 85.1 of the Tax Act and will not recognize any capital gain or loss on such exchange unless such Holder has, in the Holder’s return of income for the taxation year in which the Arrangement occurs, included in computing the Holder’s income for that year any portion of the gain or loss, otherwise determined, from the disposition of the META Shares (see Taxation of Capital Gains and Capital Losses). More specifically, the Resident Holder will be deemed to have disposed of the META Shares for proceeds of disposition equal to the adjusted cost base of the META Shares to such Resident Holder, determined immediately before the Effective Time, and the Resident Holder will be deemed to have acquired the Consideration Shares at an aggregate cost equal to such adjusted cost base of the META Shares. The cost attributable to the Consideration Shares will be averaged with the adjusted cost base of all other High Tide Shares held by the particular Resident Holder as capital property for the purpose of determining the adjusted cost base of the Consideration Shares held by the Resident Holder.

Disposition of META Warrants and META Debentures

Depending on the terms of the META Warrants and META Debentures, if there is a disposition or deemed disposition of META Warrants or META Debentures for purposes of the Tax Act as a result of the Arrangement (other than upon the exercise or expiry thereof) a Resident Holder will generally realize a capital gain (or capital loss) in the taxation year of disposition equal to the amount, if any, by which the proceeds of disposition are greater (or less) than the total of: (a) the adjusted cost base, as defined in the Tax Act, to the Resident Holder of the META Warrant or META Debenture, as the case may be, immediately before the disposition or deemed disposition; and (b) the Resident Holder’s reasonable costs of the disposition. The taxation of capital gains and capital losses is described below under the heading “Principal Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

53

Exercise of META Warrants and META Debentures

Depending on the terms of the META Warrants and META Debentures, the exercise of a META Warrant or META Debenture for a META Share prior to the Arrangement will generally be deemed not to be a disposition of property and therefore no gain or loss will result. The cost to a Resident Holder of a META Share acquired on the exercise of the META Warrant or META Debenture will generally be equal to the sum of the adjusted cost base of the META Warrant or META Debenture, as the case may be, and the amount paid by the Resident Holder to exercise such META Warrant or META Debenture, as the case may be. The adjusted cost base at a particular time to a Resident Holder of a META Share acquired on the exercise of a META Warrant or META Debenture is generally determined by averaging the cost of such META Share with the adjusted cost base of all META Shares held by the Resident Holder as capital property at that time.

Taxation of Capital Gains and Capital Losses

A Resident Holder must include in income for a taxation year one-half of a capital gain (a “taxable capital gain”), if any, realized by the Resident Holder on the disposition or deemed disposition of a Security in the year. The Resident Holder must deduct one-half of the amount of a capital loss (“allowable capital loss”), if any, realized by the Resident Holder in a taxation year on the disposition or deemed disposition of a Security from taxable capital gains realized in such year. Allowable capital losses in excess of taxable capital gains realized by the Resident Holder in a taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted against net taxable capital gains in any subsequent year, subject to the detailed provisions of the Tax Act.

The amount of any capital loss otherwise realized by a Resident Holder that is a corporation or a trust (other than a mutual fund trust) on the disposition or deemed disposition of a META Share or Consideration Share may be reduced by the amount of any dividends received or deemed to have been received by it on such share to the extent and in the circumstances prescribed by the Tax Act. Similar rules may apply where a trust or partnership of which a corporation, trust or partnership is a member or beneficiary owns any such share. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Dividends on Consideration Shares

A Resident Holder who is an individual (other than certain trusts) will be required to include in income any dividends received or deemed to be received on the Resident Holder’s High Tide Shares and, with the exception of certain trusts, such dividend or deemed dividend will be subject to the gross-up and dividend tax credit rules that apply to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit rules that apply to any dividends designated by High Tide as “eligible dividends”, as defined in the Tax Act. There may be limitations on the ability of High Tide to designate dividends as eligible dividends.

In the case of a Resident Holder that is a corporation, it will be required to include in income for a taxation year any dividend received or deemed to be received on the Resident Holder’s High Tide Shares, but generally will be entitled to deduct an equivalent amount in computing taxable income for such taxation year. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received or deemed to be received by such corporation as proceeds of a disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A “private corporation” or a “subject corporation” (each as defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax on any dividend that it receives or is deemed to receive on High Tide Shares to the extent that the dividend is deductible in computing the corporation’s taxable income.

Taxable dividends received by an individual (and certain trusts) may give rise to alternative minimum tax under the Tax Act.

54

Refundable Tax

A Resident Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) will be subject to a refundable tax in respect of its “aggregate investment income” (as defined in the Tax Act) for the year, which may include any capital gains realized on a disposition of Securities, and any dividends or deemed dividends that are not deductible by the Canadian-controlled private corporation in computing its taxable income.

Minimum Tax

A Resident Holder who is an individual (other than certain specified trusts) may have an increased liability for alternative minimum tax as a result of capital gains realized on a disposition of Securities.

Dissenting Shareholders

A Dissenting Shareholder to whom High Tide consequently pays the fair value of his, her or its META Shares will realize a capital gain (or capital loss) to the extent that the amount paid by High Tide for those META Shares (excluding interest) exceeds (or is exceeded by) the total of: (a) the adjusted cost base, as defined in the Tax Act, to the Resident Holder of the META Shares immediately before the Effective Time; and (b) the Resident Holder’s reasonable costs of disposition. The taxation of capital gains and capital losses is described above under the heading “Principal Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses.”

Any interest awarded by the Court to a Dissenting Shareholder will be included in such Resident Holder’s income for the purposes of the Tax Act. Resident Holders who are contemplating exercising their Dissent Rights should consult their own tax advisors.

Eligibility for Investment

The Consideration Shares, if issued on the date hereof, would be qualified investments under the Tax Act for trusts governed by a registered retirement savings plan (“RRSP”), a registered retirement income fund (“RRIF”), a registered education savings plan (“RESP”), a deferred profit sharing plan (“DPSP”), a registered disability savings plan (“RDSP”) or a tax-free savings account (“TFSA”), each as defined in the Tax Act, (collectively “Exempt Plans”) at any particular time, provided that, at that time, the Consideration Shares, as the case may be, are listed on a “designated stock exchange” for the purposes of the Tax Act (which currently includes the TSXV).

The Consideration Shares will generally be a “prohibited investment”, as defined in subsection 207.01 of the Tax Act, for a RRSP, RRIF, RESP, RDSP or TFSA if the annuitant of the RRSP or RRIF, the subscriber of the RESP or the holder of the TFSA or RDSP, as the case may be: (a) does not deal at arm’s length with High Tide for the purposes of the Tax Act; or (b) has a “significant interest”, as defined in subsection 207.01(4) of the Tax Act, in High Tide. A “significant interest” generally includes, but is not limited to, the ownership of 10% or more of any class of issued shares of High Tide. In addition, securities of High Tide will generally not be a “prohibited investment” if they are “excluded property”, as defined in subsection 207.01(1) of the Tax Act.

Notwithstanding that the Consideration Shares may be a qualified investment for an Exempt Plan of a particular Holder, as described above, the annuitant under such RRSP or RRIF, the subscriber of such RESP, or the holder of such RDSP or TFSA, as the case may be, will be subject to a penalty tax on such shares if such shares are a “prohibited investment”, as described immediately above, for the RRSP, RRIF, RESP, RDSP or TFSA.

Holders who currently hold META Shares, META Warrants, or META Debentures in an Exempt Plan or who wish to hold any such securities in an Exempt Plan should consult their own tax advisors as to the application of these rules in their particular circumstances.

Holders Not Resident in Canada

The following part of this summary is generally applicable to a Holder of META Shares who, for the purposes of the Tax Act and any applicable income tax treaty, at all relevant times: (a) is not resident or deemed to be resident in Canada; and (b) does not use or hold, and is not deemed to use or hold, Securities in connection with carrying on a business in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada or elsewhere, or an “authorized foreign bank”, as defined in the Tax Act. Non-Resident Holders should consult with their own tax advisors with respect to the tax consequences to them of acquiring, holding and disposing of Securities. The following part of this summary does not discuss the tax consequences to Holders of META Warrants or META Debentures. Such Non-Resident Holders should consult their own tax advisors as to the application of these rules in their particular circumstances.

55

Dissenting Non-Resident Holders

The discussion of the income tax consequences relating to Resident Holders that are Dissenting Shareholders under the heading “Principal Canadian Federal Income Tax Considerations – Holders Resident in Canada – Dissenting Shareholders” will also generally apply to Non-Resident Holders to whom High Tide consequently pays the fair value of his, her or its META Shares, subject to the discussion regarding Non-Resident Holders herein and the detailed rules in the Tax Act.

A Non-Resident Holder that is a Dissenting Shareholder will not be subject to Canadian tax on capital gains realized on a disposition of META Shares unless the META Shares constitute “taxable Canadian property” for purposes of the Tax Act, as discussed below under the heading “Principal Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Taxable Canadian Property”.

A Non-Resident Holder that is a Dissenting Shareholder will not be subject to section 116 withholding tax provided that the META Shares are not “taxable Canadian property” for the purposes of the Tax Act or the META Shares are listed on a “recognized stock exchange” for the purposes of the Tax Act (which currently includes the TSXV) at the Effective Time.

A Dissenting Non-Resident Holder will not be subject to any Canadian withholding tax on any interest awarded to the Non-Resident Holder in respect of the exercise of dissent rights under the Arrangement, provided that such interest is not “participating debt interest” for the purposes of the Tax Act.

Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder on a Consideration Share will be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax convention. For example, under the Canada-U.S. Income Tax Convention (1980) (the “Convention”), where such dividends are considered to be paid to or derived by a Non-Resident Holder that is the beneficial owner of the dividends and is a U.S. resident for the purposes of, and is entitled to benefits in accordance with, the provisions of the Convention, the applicable rate of Canadian withholding tax is generally reduced to 15%.

Disposition of Consideration Shares

A Non-Resident Holder who disposes or is deemed for the purposes of the Tax Act to have disposed of a Consideration Share will generally, subject to the detailed rules in the Tax Act, realize a capital gain (or capital loss) in the taxation year of the disposition equal to the amount, if any, by which the proceeds of disposition are greater (or less) than the total of: (a) the adjusted cost base, as defined in the Tax Act, to the Non-Resident Holder of the Consideration Share, as the case may be, immediately before the disposition or deemed disposition; and (b) the Non-Resident Holder’s reasonable costs of the disposition.

A Non-Resident Holder will generally be subject to Canadian tax on such gain (or loss) only if the Consideration Share, as the case may be, is “taxable Canadian property” for the purposes of the Tax Act. See the discussion below under the heading “Principal Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Taxable Canadian Property” regarding whether or not the Consideration Share will be taxable Canadian property for a particular Non-Resident Holder.

56

Taxable Canadian Property

Provided that the META Shares or the Consideration Shares are, at the time of the applicable disposition, listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the TSXV), the META Shares and Consideration Shares generally will not constitute taxable Canadian property of a Non-Resident Holder at that time unless, at any time in the 60-month period preceding the disposition the following two conditions are met concurrently: (a) 25% or more of the issued shares of any class of the capital stock of the applicable corporation were owned by any combination of: (i) the Non-Resident Holder; (ii) persons with whom the Non-Resident Holder did not deal at arm’s length; and (iii) partnerships in which persons referred to in (i) or (ii) hold a membership interest (directly or indirectly through one or more partnerships); and (b) more than 50% of the fair market value of the META Share or Consideration Shares, as the case may be, was derived, directly or indirectly, from one or any combination of: (i) real or immovable property situated in Canada; (ii) “Canadian resource properties”, as defined in the Tax Act; (iii) “timber resource properties”, as defined in the Tax Act; and (iv) options in respect of, or interests in, or civil law rights in, property described in (i) to (iii), whether or not such property exists.

Notwithstanding the foregoing, a META Share may otherwise be deemed to be taxable Canadian property to a Non-Resident Holder for the purposes of the Tax Act. A Non-Resident Holder who disposes of taxable Canadian property will generally be required to file a Canadian tax return for the taxation year in which the disposition of property occurs. If META Shares or Consideration Shares constitute taxable Canadian property, a Non-Resident Holder may be entitled to claim an exemption from tax in Canada under the terms of a tax treaty or convention between Canada and the country of residence of the Non-Resident Holder in respect of capital gains realized on the disposition of such Securities. Non-Resident Holders should consult their own tax advisors with respect to these matters, having regard to their own particular circumstances.

RISK FACTORS

In evaluating whether to approve the Arrangement Resolution, META Shareholders should carefully consider the following risk factors. See also the risk factors discussed in the annual information form of META dated January 17, 2020 for the year ended August 31, 2019 and under the heading “Risk Factors” in Appendix D – “Information Concerning High Tide”.

Risks Relating to the Arrangement

Possible Failure to Realize Anticipated Benefits of the Arrangement

The Arrangement is subject to normal commercial risks that such transaction may not be completed on the terms negotiated or at all. META is proposing to complete the Arrangement to create the opportunity to realize certain benefits described under “The Arrangement – Reasons for and Benefits of the Arrangement”. Achieving the benefits of the Arrangement depends in part on successfully consolidating functions and integrating personnel, operations and procedures in a timely and efficient manner, as well as the ability of High Tide to realize the anticipated growth opportunities and synergies from combining the business of META with that of High Tide. The integration of the META business requires the dedication of substantial effort by management of High Tide following the Arrangement which may divert management’s focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, and employee relationships that may adversely affect High Tide’s ability to achieve the anticipated benefits of the Arrangement. Ultimately, there can be no assurance that the anticipated benefits of the Arrangement will materialize. It is possible that the risks and uncertainties described in this Information Circular will arise and become material to such an extent that some or all of the anticipated benefits of the Arrangement will never materialize or will be nullified.

The Arrangement is Subject to Satisfaction or Waiver of Various Conditions

Completion of the Arrangement is subject to, among other things, the approval of the Court, META Shareholder approval, the conditional approval of the TSXV for the listing of the High Tide Shares to be issued pursuant to the Arrangement, and the META Warrants and the META Debentures that are currently listed on the TSXV and the receipt of all necessary regulatory approvals, all of which may be outside the control of both META and High Tide. There can be no assurance that these conditions will be satisfied or that the Arrangement will be completed as currently contemplated or at all. Delays in the completion of the Arrangement could, among other things, result in additional transaction costs, loss of revenue or other negative effects associated with uncertainty about completion of the Arrangement. In addition, if the Arrangement is not completed, META or High Tide could be subject to litigation related to any failure to complete the Arrangement or related to any enforcement proceeding commenced against META or High Tide to perform their respective obligations under the Arrangement Agreement.

57

The Arrangement may be Delayed and Business Affected due to Outbreaks of Communicable Diseases, including COVID-19

The continued and prolonged effects of the ongoing global outbreak of COVID-19 may delay or prevent the completion of the Arrangement. Among other things, Governmental Entities in certain jurisdictions have ordered global travel restrictions and workplace restrictions, which may disrupt the ability of META and High Tide to close the Arrangement in the timing contemplated, including potential delays in the Meeting, court approval and the receipt of requisite regulatory approvals. In addition, the impacts of COVID-19, among other things, have and may affect the ability of META and High Tide to operate for an indeterminate period of time, may affect the health or safety of employees or contractors, may impede access to services, contractors and supplies, may lead to heightened regulatory scrutiny by Governmental Entities, may lead to restrictions on transferability of currency, may cause business continuity issues and may result in failures of various local administration, logistics and critical infrastructure. Such effects and disruptions to business continuity as a result of the effects of COVID-19 may impact the ability to consummate the Arrangement or the timing thereof and may have an adverse effect on META and High Tide’s financial position and results of operations. The full extent of the impact of COVID-19 on the contemplated timing and completion of the Arrangement and on the respective operations of META and High Tide will depend on future developments, which are uncertain and cannot be predicted at this time.

Termination of the Arrangement Agreement

The Arrangement Agreement may be terminated by the Parties in certain circumstances. Accordingly, there is no certainty, nor can META provide any assurance, that the Arrangement Agreement will not be terminated by any Party before the completion of the Arrangement. Failure to complete the Arrangement could cause a material negative impact on the trading prices of the META Shares. Moreover, if the Arrangement Agreement is terminated, there is no assurance that the META Board will be able to find a party willing to pay an equivalent or a more attractive price for META Shares than the price to be paid pursuant to the terms of the Arrangement Agreement. In addition, the Arrangement Agreement provides that, upon the occurrence of certain termination events, either of the Parties may be required to pay the other Party a termination fee in the range of $1,000,000 to $2,000,000.

The Pro Forma Financial Statements are Presented for Illustrative Purposes Only and may not be an Indication of High Tide’s Financial Condition or Results of Operations Following the Arrangement

The Pro Forma Financial Statements are presented for illustrative purposes only and may not be an indication of the financial condition or results of operations of High Tide following the Arrangement for several reasons. The Pro Forma Financial Statements have been derived from the respective historical financial statements of META and High Tide, and certain adjustments and assumptions made as of the dates indicated therein have been made to give effect to the Arrangement. The information upon which these adjustments and assumptions have been made is preliminary and these kinds of adjustments and assumptions are difficult to make with complete accuracy. Moreover, the Pro Forma Financial Statements do not include, among other things, estimated costs or synergies, adjustments related to restructuring or integration activities, future acquisitions or disposals not yet known or probable, or impacts of Arrangement-related change in control provisions that are currently not factually supportable and/or probable of occurring. Therefore, the Pro Forma Financial Statements are presented for informational purposes only and are not necessarily indicative of what High Tide’s actual financial condition or results of operations would have been had the Arrangement been completed on the date indicated. Accordingly, the combined business, assets, results of operations and financial condition may differ significantly from those indicated in the Pro Forma Financial Statements.

META Directors and Officers may have Interests in the Arrangement Different from the Interests of META Shareholders Following Completion of the Arrangement

Certain of the directors and executive officers of META and High Tide negotiated the terms of the Arrangement Agreement, and the META Board has unanimously recommended that META Shareholders vote in favour of the Arrangement. These directors and executive officers may have interests in the Arrangement that are different from, or in addition to, those of META Shareholders generally. These interests include, but are not limited to, the continued employment of certain executive officers of META and by High Tide. META Shareholders should be aware of these interests when they consider the META Board’s unanimous recommendation. The META Board was aware of, and considered, these interests when they declared the advisability of the Arrangement Agreement and unanimously recommended that META Shareholders pass the Arrangement Resolution.

58

META Shareholders to Receive High Tide Shares on a Fixed Exchange Ratio

META Shareholders will receive a fixed number of Consideration Shares under the Arrangement, rather than High Tide Shares with a fixed market value. The actual market value of the Consideration Shares received under the Arrangement may vary significantly from the deemed value ascribed to the Consideration Shares used to formulate the exchange ratios for the purposes of negotiating the terms of the Arrangement.

Risks Inherent to the High Tide Shares

An investment in High Tide Shares should be considered highly speculative due to the nature of its proposed activities and the anticipated stage of its development. META Shareholders should carefully consider the management’s discussion and analysis of High Tide incorporated by reference in this Information Circular, well as the other risk factors contained elsewhere in this Information Circular, including the Appendices attached hereto. These risk factors will be the risk factors applicable to High Tide.

There are Risks Related to the Integration of META’s and High Tide’s Existing Businesses

The ability to realize the benefits of the Arrangement will depend, in part, on successfully consolidating functions and integrating operations and procedures in a timely and efficient manner, as well as on High Tide’s ability to realize the anticipated growth opportunities and synergies from integrating META’s and High Tide’s businesses following Closing

META Expects to Incur Significant Costs Associated with the Arrangement

META will incur significant direct transaction costs in connection with the Arrangement. Actual direct transaction costs incurred in connection with the Arrangement may be higher than expected. Moreover, certain of META’s costs related to the Arrangement, including legal, financial advisory services, accounting, printing and mailing costs, must be paid even if the Arrangement is not completed.

If the Arrangement is not Completed META’s Future Business and Operations Could be Harmed

If the Arrangement is not completed, META may be subject to a number of additional material risks, including the following:

●	META may have lost other opportunities that would have otherwise been available had the Arrangement Agreement not been executed, including, without limitation, opportunities not pursued as a result of affirmative and negative covenants made by META in the Arrangement Agreement, such as covenants affecting the conduct of its business outside the ordinary course of business; and

●	the obligations of META to pay damages to High Tide in connection with a Company Termination Payment Event (as defined in the Arrangement Agreement) pursuant to the terms of the Arrangement Agreement in certain circumstances.

Dissent Rights

META Shareholders have the right to exercise Dissent Rights in connection with the Arrangement in accordance with the provisions of the ABCA, as may be modified by the Interim Order and the Plan of Arrangement. If META Shareholders holding more than 5% of the outstanding META Shares exercise Dissent Rights, High Tide may elect not to complete the Arrangement.

Risks Relating to META

If the Arrangement is not completed, META will continue to face the risks that it currently faces with respect to its affairs, business and operations and future prospects. Such risk factors are set forth and described in META’s annual information form dated January 17, 2020 for the year ended August 31, 2019, which has been filed on SEDAR.

59

In addition, the failure of META to comply with certain terms of the Arrangement Agreement may result in META being required to indemnify High Tide, the result of which could have a META Material Adverse Effect on META’s financial position and results of operations and its ability to fund growth prospects and current operations.

In connection with the Arrangement, there may be liabilities that META failed to discover or was unable to quantify in its due diligence, which it conducted prior to completing the Arrangement and META may not be indemnified for some or all of these liabilities.

All historical information regarding High Tide contained in this Information Circular, including all High Tide financial information, has been provided by High Tide. Although META has no reason to doubt the accuracy or completeness of such information, any inaccuracy or material omission in this information about or relating to High Tide contained in this Information Circular could result in unanticipated liabilities or expenses, increase the cost of integrating the companies or adversely affect the operational plans of High Tide and its results of operations and financial conditions.

Risks Relating to High Tide

If the Arrangement is completed, High Tide will continue to face many of the risks that it currently faces with respect to its business and affairs. For a complete description of the other risks relating to the business and operations of High Tide, see Schedule A – “Non-Exhaustive List of Risk Factors” to Appendix D – “Information Concerning High Tide”.

PROCEDURES FOR THE SURRENDER OF META SHARES AND RECEIPT OF CONSIDERATION

Procedures for META Shareholders

The details of the procedures for the deposit of physical certificates representing META Shares and the delivery by the Depositary of the Consideration Shares payable to former registered META Shareholders are set out in the Letter of Transmittal accompanying this Information Circular. Registered META Shareholders who have not received a Letter of Transmittal should contact the Depositary, TSX Trust Company, by email at tmxeinvestorservices@tmx.com. The Letter of Transmittal will also be filed under META’s company profile at www.sedar.com.

Only registered META Shareholders are required to submit a Letter of Transmittal. If you are a Beneficial Shareholder holding your META Shares through a nominee such as a broker or dealer, you should carefully follow any instructions provided to you by such nominee.

Registered META Shareholders must validly complete, duly sign and return the enclosed Letter of Transmittal together with the certificate(s) representing their META Shares, to the Depositary at its Toronto office as specified in the Letter of Transmittal.

Registered META Shareholders who deposit a validly completed and duly signed Letter of Transmittal, together with accompanying share certificate(s) representing their META Shares, will be forwarded the consideration to which they are entitled as soon as practicable after the later of the Effective Date and the date of receipt by the Depositary of the Letter of Transmittal and accompanying certificate(s) representing such META Shares. Once registered META Shareholders surrender their share certificates, they will not be entitled to sell the META Shares to which those certificates relate.

Registered META Shareholders who do not forward to the Depositary a validly completed and duly signed Letter of Transmittal, together with their share certificate(s) representing their META Shares, will not receive the consideration to which they are otherwise entitled until deposit is made. Whether or not META Shareholders forward their share certificate(s), as applicable, upon the completion of the Plan of Arrangement on the Effective Date, META Shareholders will cease to be shareholders of the Corporation as of the Effective Date and will only be entitled to receive Consideration Shares to which they are entitled under the Plan of Arrangement or, in the case of registered META Shareholders who properly exercise Dissent Rights, the right to receive fair value for their META Shares in accordance with Section 191 of the ABCA, as modified by the Interim Order.

60

The method of delivery of certificate(s) representing META Shares and all other required documents is at the option and risk of the Person depositing their META Shares. Any use of the mail to forward certificate(s) representing META Shares and/or the related Letters of Transmittal shall be at the election and sole risk of the Person depositing META Shares, and documents so mailed shall be deemed to have been received by the Corporation only upon actual receipt by the Depositary. If such certificates and other documents are to be mailed, the Corporation recommends that registered mail be used with proper insurance and an acknowledgement of receipt requested.

DRS Advices representing the Consideration Shares payable under the Arrangement to a former registered holder of META Shares who has complied with the procedures set out above and in the Letter of Transmittal will be, as soon as practicable after the Effective Date and after the receipt of all required documents: (a) forwarded to the former META Shareholder at the address specified in the Letter of Transmittal by first-class mail; or (b) made available at the office of the Depositary at which the Letter of Transmittal and the certificate(s) representing META Shares were delivered for pick-up by the META Shareholder, as requested by the META Shareholder in the Letter of Transmittal.

If no address is provided on the Letter of Transmittal, DRS Advices will be forwarded to the address of the META Shareholder as shown on the register maintained by the Transfer Agent. Under no circumstances will interest accrue or be paid by META, High Tide or the Depositary on High Tide Shares exchanged for the META Shares to Persons depositing META Shares with the Depositary, regardless of any delay in making any payment for the META Shares.

Where a certificate representing META Shares has been lost or destroyed, the registered holder of that share certificate should immediately complete the Letter of Transmittal as fully as possible and forward it, together with an affidavit describing the loss, to the Depositary in accordance with instructions in the Letter of Transmittal. The Depositary has been instructed to respond with replacement share certificate requirements, which are also set out in Section 5.02 of the Plan of Arrangement. A copy of the Plan of Arrangement is attached as Schedule “A” to the Arrangement Agreement.

The Depositary will act as the agent of Persons who have deposited META Shares pursuant to the Arrangement for the purpose of receiving the consideration to be paid to META Shareholders pursuant to the Arrangement and transmitting it to such Persons, and receipt of such consideration by the Depositary will be deemed to constitute receipt of payment by Persons depositing META Shares pursuant to the Arrangement.

META Shareholders who are Beneficial Shareholders, and where such META Shares are registered in the name of an intermediary (a bank, trust company, securities broker, trustee or other nominee) should contact that intermediary for instructions and assistance in delivering those META Shares.

Fractional Securities

No DRS Advices representing fractional Consideration Shares shall be issued or delivered pursuant to the Arrangement. In the event a former META Shareholder would otherwise be entitled to a fractional Consideration Share hereunder, the number of Consideration Shares to be issued to any Person pursuant to the Plan of Arrangement (including any High Tide Shares issued to any Person pursuant to any exercise of META Warrants, META Options, META RSUs and META Debentures in accordance with Article 4 of the Plan of Arrangement) shall be rounded up to the next greater whole number of Consideration Shares or High Tide Shares, as applicable, if the fractional entitlement is equal to or greater than 0.5 and shall, without any additional compensation, be rounded down to the next lesser whole number of Consideration Shares or High Tide Shares, as applicable, if the fractional entitlement is less than 0.5.

Cancellation of Rights of META Shareholders

From and after the Effective Time, certificate(s) formerly representing META Shares under the Arrangement shall represent only the right to receive the consideration to which the former META Shareholders are entitled under the Arrangement, or as to those held by Dissenting Shareholders, other than those Dissenting Shareholders deemed to have participated in the Arrangement pursuant to Section 3.01 the Plan of Arrangement, to receive the fair value of the META Shares represented by such certificate(s).

61

Subject to applicable law relating to unclaimed property, any share certificate formerly representing META Shares that is not deposited with all other documents as required by this Arrangement on or before the day that is three years less one day from the Effective Date shall cease to represent a right or claim of any kind or nature and, for greater certainty, the right of the holder of such META Shares to receive DRS Advices representing Consideration Shares, together with all dividends, distributions or cash payments thereon held for such holder, shall be deemed to be surrendered to High Tide, respectively. On such date, the consideration in the form of Consideration Shares to which such former holder was entitled shall be deemed to have been cancelled, and none of High Tide, META or any other Person shall have any obligations to issue such Consideration Shares, as the case may be.

RIGHTS OF DISSENT

The following description of the rights of Dissenting Shareholders is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of their META Shares and is subject to, and qualified in its entirety by, the reference to the full text of the Interim Order, which is attached to this Information Circular as Appendix B, and the text of Section 191 of the ABCA, which is attached to this Information Circular as Appendix E. Pursuant to the Interim Order, Dissenting Shareholders are given rights analogous to rights of dissenting shareholders under the ABCA. A Dissenting Shareholder who intends to exercise the right to dissent should carefully consider and comply with the provisions of Section 191 of the ABCA, as modified by the Plan of Arrangement and the Interim Order. Failure to comply with the provisions of that section, as modified by the Plan of Arrangement and Interim Order, and to adhere to the procedures established therein may result in the loss of all rights thereunder.

The Court hearing the application for the Final Order has the discretion to alter the Dissent Rights described herein based on the evidence presented at such hearing.

Under the Interim Order, a registered META Shareholder is entitled, in addition to any other rights the holder may have, to dissent and to be paid by High Tide the fair value of the META Shares held by the holder in respect of which the holder dissents, determined as of the close of business on the last Business Day before the day on which the resolution from which such holder dissents was adopted. Only registered META Shareholders may dissent. Persons who are beneficial owners of META Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that they may only do so through the registered holder of such META Shares. Accordingly, a Beneficial Shareholder desiring to exercise Dissent Rights must make arrangements for the registered holder of such META Shares to dissent on behalf of such Beneficial Shareholder. Alternatively, Beneficial Shareholders could make arrangements for the META Shares to be registered in such holder’s name prior to the time the written objection to the Arrangement Resolution is required to be received by the Corporation.

A Dissenting Shareholder must send to META a written objection to the Arrangement Resolution, which written objection must be received by META, c/o Borden Ladner Gervais LLP, Centennial Place, East Tower, 1900, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, Attention: David T. Madsen Q.C., by 5:00 p.m. (MST) on October 22, 2020 (or the Business Day that is three Business Days prior to the date of the Meeting if it is not held on October 27, 2020). No META Shareholder who has voted META Shares in favour of the Arrangement Resolution shall be entitled to exercise Dissent Rights with respect to such META Shares. Pursuant to the Interim Order, a registered META Shareholder may not exercise the right to dissent in respect of only a portion of such holder’s META Shares, but must dissent with respect to all of the META Shares held by the holder.

It is a condition to High Tide’s obligation to complete the Arrangement that META Shareholders holding no more than 5% of the META Shares shall have exercised Dissent Rights that have not been withdrawn as at the Effective Date.

62

An application may be made to the Court by High Tide or by a Dissenting Shareholder to fix the fair value of the Dissenting Shareholder’s META Shares. If such an application to the Court is made by either High Tide or a Dissenting Shareholder, High Tide must, unless the Court otherwise orders, send to each Dissenting Shareholder who holds the same type of META Shares for which the application was made, a written offer to pay such Person an amount considered by High Tide to be the fair value of the META Shares held by such Dissenting Shareholders. The offer, unless the Court otherwise orders, will be sent at least 10 days before the date on which the application is returnable, if High Tide is the applicant, or within 10 days after High Tide is served with notice of the application, if a Dissenting Shareholder is the applicant. The offer will be made on the same terms to each Dissenting Shareholder and will be accompanied by a statement showing how the fair value was determined.

In such circumstances, a Dissenting Shareholder may make an agreement with High Tide for the purchase of its META Shares in the amount of High Tide’s offer (or otherwise) at any time before the Court pronounces an order fixing the fair value of the applicable META Shares.

A Dissenting Shareholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application and appraisal. On the application, the Court will make an order fixing the fair value of the META Shares of all Dissenting Shareholders who are parties to the application, giving judgment in that amount against High Tide and in favour of each of those Dissenting Shareholders, and fixing the time within which High Tide must pay that amount payable to the Dissenting Shareholders. The Court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder calculated from the date on which the Dissenting Shareholder ceases to have any rights as a META Shareholder until the date of payment.

On the Arrangement becoming effective, or upon the making of an agreement between High Tide and a Dissenting Shareholder as to the payment to be made by High Tide to the Dissenting Shareholder, or the pronouncement of a Court order, whichever first occurs, the Dissenting Shareholder will cease to have any rights as a META Shareholder other than the right to be paid the fair value of such META Shares in the amount agreed to between High Tide and the Dissenting Shareholder or in the amount of the judgment, as the case may be. Until one of these events occurs, the Dissenting Shareholder may withdraw its dissent, or if the Arrangement has not yet become effective, the Corporation may rescind the Arrangement Resolution, and in either event, the dissent and appraisal proceedings in respect of that Dissenting Shareholder will be discontinued.

High Tide shall not make a payment to a Dissenting Shareholder if there are reasonable grounds for believing that High Tide is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of the assets of High Tide would thereby be less than the aggregate of its liabilities. In such event, High Tide shall notify each Dissenting Shareholder that it is lawfully unable to pay such Dissenting Shareholders for their META Shares in which case the Dissenting Shareholder may, by written notice to High Tide within 30 days after receipt of such notice, withdraw its written objection, in which case such META Shareholders shall, in accordance with the Interim Order, be deemed to have participated in the Arrangement as a META Shareholder. If the Dissenting Shareholder does not withdraw its written objection it retains its status as a claimant against High Tide to be paid as soon as High Tide is lawfully entitled to do so or, in a liquidation, to generally be ranked subordinate to creditors but prior to its shareholders.

All META Shares held by registered META Shareholders who exercise their Dissent Rights will, if the holders are ultimately entitled to be paid the fair value thereof, be deemed to be transferred to the Corporation in exchange for such fair value as of the Effective Date. If such META Shareholders are ultimately not entitled to be paid the fair value for the META Shares, such META Shares will be deemed to have participated in the Arrangement on the same basis as any non-Dissenting Shareholder as at and from the Effective Time.

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of their META Shares. Section 191 of the ABCA, as modified by the Interim Order, requires adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder. Accordingly, each Dissenting Shareholder who is considering exercising Dissent Rights should carefully consider and comply with the provisions of that section, the full text of which is set out in Appendix E to this Information Circular, as modified by the Interim Order, and consult their own legal advisor.

63

INFORMATION CONCERNING META

General

The Corporation was incorporated pursuant to the provisions of the ABCA on June 18, 2015 as “Brassneck Capital Corp.” (“Brassneck”). Prior thereto, National Access Cannabis Corp. (“Old NAC”) was incorporated pursuant to the provisions of the Business Corporations Act (British Columbia) on November 14, 2014.

On August 30, 2017, Old NAC completed a reverse takeover of Brassneck (the “RTO”) pursuant to the terms of an amalgamation agreement dated July 10, 2017 (the “Amalgamation Agreement”) among Brassneck, Old NAC and 1119622 B.C. Ltd. (“Subco”), a wholly-owned Subsidiary of Brassneck. In accordance with the terms of the Amalgamation Agreement, Subco merged with Old NAC under the provisions of the Business Corporations Act (British Columbia) and the combined entity, National Access Clinic Corp., became a wholly-owned Subsidiary of the Corporation. In connection with the RTO, Brassneck completed a share split of all of its issued and outstanding common shares (in this paragraph, the “Share Split”) and all outstanding options and warrants to purchase common shares on the basis of 1.205 post-Share Split common shares for every one pre-Share Split common share. Upon completion of the RTO, META Shares were issued to former shareholders of Old NAC, on a one-for-one basis and the business and shareholders of Old NAC became the business and shareholders of the Corporation. The Corporation filed Articles of Amendment on August 30, 2017 and changed its name to “National Access Cannabis Corp.”.

In connection with the RTO, the TSXV required that the Corporation deliver an undertaking (the “TSXV Undertaking”) confirming that, while listed on the TSXV, the Corporation will only conduct the business of owning and operating medical clinics that aim to connect Canadians with cannabis producers licensed under the ACMPR in accordance with applicable law, unless prior approval is obtained from TSXV. In accordance with the TSXV Undertaking, in the fall of 2017, the Corporation received TSXV approval to pursue business opportunities in Canada’s recreational retail cannabis sector.

The head office of the Corporation is located at Suite 200, 56 Aberfoyle Crescent, Toronto, Ontario M8X 2W4. The registered office of the Corporation is located at 1900, 520 3rd Avenue SW, Calgary, Alberta, Canada T2P 0R3.

The META Shares are listed on the TSXV under the trading symbol “META”. The Corporation is currently a reporting issuer in each of the provinces of Canada other than Quebec.

On November 1, 2019, the Corporation registered “Meta Growth” as a business name and began to conduct business under Meta Growth, and on February 19, 2020, changed its name to “META Growth Corp.”.

The following chart illustrates, as of the date hereof, META’s material Subsidiaries, including their respective jurisdiction of incorporation/governing law and the percentage of voting securities beneficially owned, directly or indirectly, by META.

Company Name	Ownership Interest by META	Classification (Subsidiary, associate, other)	Jurisdiction of Incorporation
The Green Company Ltd.	100%	Subsidiary	Alberta
National Access Canada Corporation	100%	Subsidiary	Canada

Description of the Business of META

META and its Subsidiaries are in the business of operating retail stores to sell and distribute cannabis and cannabis related products in Canada.

64

Recent Developments

On June 26, 2020, META announced that it sold its Canadian medical clinics business unit to The Clinic Network Canada Inc. for total consideration of up to $800,000, of which $500,000 in cash was received on transaction close, with an earn-out of up to $300,000 within 12 months after close paid in common shares of The Clinic Network Canada Inc.

On June 30, 2020, META executed and closed a share purchase agreement whereby META acquired all of the issued and outstanding shares of 11522302 Canada Inc., which operates a retail cannabis location in Toronto, Ontario. Under the terms of the share purchase agreement, the total purchase price payable amounted to $687,576, subject to working capital adjustments amounting to $36,103.58. The total consideration paid amounted to $723,679.58, with the entire purchase price paid in cash.

On July 17, 2020, META executed an asset purchase agreement to acquire a recreational cannabis store in Kitchener, Ontario currently owned by one of the winners of the Ontario cannabis lottery. The total consideration amounts to $1,400,000, comprised of $150,000 in cash and approximately $1,250,000 in related party debt. The transaction successfully closed on September 18, 2020.

On July 18, 2020, META executed a share purchase agreement to acquire all of the issued and outstanding shares of 2208292 Alberta Ltd. (“Bud & Sally”). Bud & Sally operates a recreational cannabis retail store in Waterloo, Ontario. The total consideration amounts to $1,150,001, payable in cash. The transaction successfully closed on August 26, 2020.

On August 20, 2020, META entered into the Arrangement Agreement with High Tide. Pursuant to the Arrangement, META Shareholders (other than Dissenting Shareholders) will receive for each META Share held, 0.824 of one High Tide Share. See “The Arrangement – Summary of the Arrangement”, “The Arrangement – Arrangement Steps”, “The Arrangement – Effects of the Arrangement” and “Risk Factors – Risks Relating to the Arrangement” in the Information Circular.

On August 31, 2020, META sold all of the issued and outstanding shares of 11522302 Canada Inc., the company that operates a retail cannabis location in Toronto, Ontario for a total cash purchase price of $750,000 plus net working capital of the business at the date of close. The net working capital is expected to be finalized within 30 days of the closing date.

Market for META Shares

The META Shares are listed and traded on the TSXV. The trading symbol for the META Shares is “META”.

The following table sets forth the reported high and low sales prices (which are not necessarily the closing prices) and the trading volumes for the META Shares on the TSXV as reported by sources META believes to be reliable for the periods indicated:

	Price Range ($)		Trading Volume
Date	High	Low
2019
January	0.76	0.54	7,514,395
February	0.75	0.61	8,039,256
March	0.87	0.66	14,620,905
April	1.04	0.77	25,007,930
May	0.83	0.60	5,549,564
June	0.75	0.52	10,126,792
July	0.64	0.47	6,421,448
August	0.52	0.40	4,387,835
September	0.60	0.38	4,891,639
October	0.42	0.27	7,083,622
November	0.30	0.16	12,710,043
December	0.41	0.17	21,814,035

65

	Price Range ($)		Trading Volume
Date	High	Low
2020
January	0.37	0.18	23,833,938
February	0.19	0.11	21,611,062
March	0.16	0.07	19,820,644
April	0.13	0.09	12,683,004
May	0.16	0.10	15,431,955
June	0.18	0.12	8,291,098
July	0.14	0.11	2,963,618
August	0.16	0.11	8,609,121
September 1-22	0.14	0.12	3,507,172

On August 20, 2020, the last trading day prior to the date of the public announcement of the Arrangement, the closing price of the META Shares on the TSXV was $0.12. On September 22, 2020, the last trading day prior to the date of this Circular, the closing price of the META Shares on the TSXV was $0.12.

Legal Proceedings and Regulatory Actions

During the period between September 1, 2018 and the date hereof, other than as set forth below, there are no material legal proceedings that META is or was a party to, or that any of META’s property is or was the subject of and there are no such legal proceedings that META knows to be contemplated. For the purposes of the foregoing, a legal proceeding is not considered to be “material” by the Corporation if it involves a claim for damages and the amount involved, exclusive of interest and costs, does not exceed 10% of the Corporation’s current assets, provided that if any proceeding presents in large degree the same legal and factual issues as other proceedings pending or known to be contemplated, the Corporation has included the amount involved in the other proceedings in computing the percentage. META has entered into an offer to lease with a landlord in respect of a property in Ontario. META and the landlord are currently in dispute with respect to the terms of the offer to lease. As of the date hereof, no legal action has been commenced.

Auditors, Transfer Agent and Registrar

MNP LLP, Chartered Accountants, of Ottawa, Ontario, are the auditors of META and were appointed as the auditors of the Corporation on August 30, 2017.

The transfer agent and registrar for the META Shares is TSX Trust Company at its offices in Calgary, Alberta

INFORMATION CONCERNING HIGH TIDE

Upon completion of the Arrangement, each META Shareholder entitled to High Tide Shares under the Plan of Arrangement will become a shareholder of High Tide and META will be a wholly-owned Subsidiary of High Tide. See Appendix D – “Information Concerning High Tide” for additional information relating to High Tide.

GENERAL PROXY MATTERS

Solicitation of Proxies

This solicitation is made on behalf of the management of the Corporation. The cost incurred in the preparation and mailing of both the instrument of proxy and this Information Circular will be borne by the Corporation. In addition to the use of mail, proxies may be solicited by personal interviews, personal delivery, telephone or any form of electronic communication by Kingsdale or the directors, officers and employees of the Corporation who will not be directly compensated therefor. Any third party costs thereof will be borne by the Corporation.

The Corporation has engaged Kingsdale as strategic shareholder advisor and proxy solicitation agent and will pay fees of approximately $50,000.00 to Kingsdale for the proxy solicitation service in addition to certain out-of-pocket expenses. META Shareholders can contact Kingsdale by mail at Kingsdale Advisors, The Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, ON M5X 1E2, by toll-free telephone in North America at 1-800-749-9052, by facsimile at 1-416-867-2271 or by e-mail at contactus@kingsdaleadvisors.com.

66

META may utilize the Broadridge QuickVoteTM service to assist non-objecting beneficial META Shareholders with voting their META Shares. Non-objecting beneficial META Shareholders may be contacted by Kingsdale Advisors to conveniently obtain a vote directly over the telephone. Broadridge then tabulates the results of all instructions received and provides the appropriate instructions respecting the voting of such META Shares to be represented at the Meeting.

Management of the Corporation intends to pay for intermediaries to forward to objecting Beneficial Shareholders the proxy-related materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary.

Voting by Registered Shareholders

META Shareholders who hold common shares registered directly in their name may vote at the Meeting virtually by following the steps listed below:

(a)	Type https://web.lumiagm.com/232399830 into the URL bar of your internet browser at least 15 minutes before the Meeting starts. Please do not do a Google search. Do not use Internet Explorer. The best browser to use the Lumi platform is Google Chrome.

(b)	Click on “I have a control number”.

(c)	Enter your 12-digit control number (found on your proxy form)

(d)	Enter the password: meta2020 (case sensitive)

(e)	When the ballots have been opened, you will see them appear on your screen.

Each META Shareholder submitting a proxy has the right to appoint a person to represent him or it at the Meeting other than the persons designated in the instrument of proxy furnished by the Corporation. The META Shareholder may exercise this right by striking out the names of the persons so designated and inserting the name of the desired representative in the blank space provided, or by completing another form of proxy and in either case depositing the proxy with TSX Trust Company at the place and within the time specified for the deposit of proxies.

The META Shareholder or its appointee must then register with TSX Trust Company in advance of the Meeting by emailing tsxtrustproxyvoting@tmx.com the “Request for Control Number” form, which can be found here https://tsxtrust.com/resource/en/75. If you are a non-registered shareholder and want to vote online at the Meeting, you must appoint yourself as proxyholder and register with TSX Trust Company in advance of the Meeting by emailing tsxtrustproxyvoting@tmx.com the “Request for Control Number” form, which can be found here https://tsxtrust.com/resource/en/75.

Appointment and Revocation of Proxies

In order to be effective, a proxy must be forwarded so as to reach or be deposited with TSX Trust Company, Attention: Proxy Department, 301 - 100 Adelaide Street West, Toronto, Ontario M5H 4H1, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, preceding the Meeting or any adjournment or postponement thereof. META Shareholders may also use the internet site at www.voteproxyonline.com to transmit their voting instructions. A proxy must be executed by the META Shareholder or by his attorney authorized in writing, or if the shareholder is a corporation, under its seal or by an officer or attorney thereof duly authorized. A proxy is valid only at the Meeting in respect of which it is given or any adjournment or postponement of the Meeting.

Each META Shareholders submitting a proxy has the right to appoint a person to represent him or it at the Meeting other than the persons designated in the instrument of proxy furnished by the Corporation. The META Shareholder may exercise this right by striking out the names of the persons so designated and inserting the name of the desired representative in the blank space provided, or by completing another form of proxy and in either case depositing the proxy with TSX Trust Company at the place and within the time specified above for the deposit of proxies.

67

An instrument of proxy may be revoked by the person giving it at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person by depositing an instrument in writing executed by the META Shareholder or its attorney authorized in writing with the chair of the Meeting on the day of the Meeting or any adjournment or postponement thereof. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the META Shareholder or its attorney authorized in writing, or if the META Shareholder is a corporation, under its seal or by an officer or attorney thereof duly authorized, and deposited with TSX Trust Company at the place specified above for the deposit of proxies and at any time up to and including the last Business Day preceding the Meeting, or any adjournment or postponement thereof.

Exercise of Discretion of Proxy

The META Shares represented by the enclosed instrument of proxy will be voted or withheld from voting in accordance with the instructions of the META Shareholder. The persons appointed under the enclosed instrument of proxy are conferred with discretionary authority with respect to amendments or variations of those matters specified in the instrument of proxy and Notice of Meeting and with respect to any other matters which may properly be brought before the Meeting or any adjournment thereof. If any such matters should come before the Meeting, it is the intention of the persons named in the enclosed instrument of proxy to vote such proxy in accordance with their best judgment unless the META Shareholder has specified to the contrary or that META Shares are to be withheld from voting. At the time of printing this Information Circular, management of the Corporation is not aware of any such amendment, variation or other matter.

Unless otherwise specified, proxies in the accompanying form will be voted in favour of the Arrangement Resolution.

Advice for Beneficial Holders

The information set forth in this section is of significant importance to many META Shareholders, as a substantial number of META Shareholders do not hold META Shares in their own name. META Shareholders who do not hold their META Shares in their own name (referred to herein as “Beneficial Shareholders”) are advised that only proxies from META Shareholders of record can be recognized and voted upon at the Meeting. If META Shares are listed in an account statement provided to a Person by a broker, then in almost all cases those META Shares will not be registered in the Person’s name on the records of the Corporation. Such META Shares will more likely be registered under the name of the Person’s broker or an agent of that broker. In Canada, the vast majority of such META Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominee for many Canadian brokerage firms). In the United States, the majority of such shares are registered in the name of CEDE & Co., which company acts as a nominee for many U.S. brokerage firms.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their META Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the form of proxy provided directly to registered META Shareholders by the Corporation. However, its purpose is limited to instructing the registered META Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge in Canada (“Broadridge”). Broadridge typically prepares a machine-readable voting instruction form, mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the Internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of META Shares to be represented at the Meeting. A Beneficial Shareholder who receives a Broadridge voting instruction form cannot use that form to vote META Shares directly at the Meeting. The voting instruction forms must be returned to Broadridge (or instructions respecting the voting of META Shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the META Shares voted. If you have any questions respecting the voting of META Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

68

Beneficial Shareholders can vote prior to the voting deadline in one of the following ways:

(a)	Internet: Go to www.proxyvote.com. Enter the 16-digit Control Number printed on the VIF and follow the instructions on screen.

(b)	Phone: For Canadian beneficial shareholders, call 1-800-474-7493 (English) or 1-800-474-7501 (French). For United States shareholders, call 1-800-454-8683. You will need to enter your 16-digit Control Number. Follow the interactive voice recording instructions to submit your vote.

(c)	Mail: Enter your voting instructions, sign and date the VIF, and return the completed VIF in the enclosed postage paid envelope.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting META Shares registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered META Shareholder and vote the META Shares in that capacity.

A Beneficial Shareholder entitled to vote at the Meeting may vote at the Meeting virtually by following the steps listed below:

(a)	Appoint yourself as proxyholder by writing your name in the space provided on the form of proxy or voting information form. Do not fill out your voting instructions.

(b)	Sign and send it to your intermediary, adhering to the voting deadline and submission instructions on the voting instruction form.

(c)	Obtain a control number by contacting TSX Trust Company by emailing tsxtrustproxyvoting@tmx.com the “Request for Control Number” form, which can be found here https://tsxtrust.com/resource/en/75. Request for control numbers must be made prior to 11:00 a.m. (EST) on October 26, 2020.

(d)	Type https://web.lumiagm.com/232399830 in your browser at least 15 minutes before the Meeting starts. Please do not do a Google search. Do not use Internet Explorer. The best browser to use the Lumi platform is Google Chrome.

(e)	Click on “I have a control number”.

(f)	Enter your 12-digit control number provided by TSX Trust Company through email.

(g)	Enter the password: meta2020 (case sensitive)

(h)	When the ballots have been opened, you will see them appear on your screen.

If you have any questions respecting the voting of META Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance. All references to META Shareholders in this Information Circular and the accompanying instrument of proxy and Notice of Meeting are to META Shareholders of record, unless specifically stated otherwise.

Procedure and Votes Required

The Interim Order provides that each holder of META Shares at the close of business on the Record Date will be entitled to receive notice of, to attend and to vote on the Arrangement Resolution at the Meeting. Any transferee or person acquiring META Shares after the Record Date may, on proof of ownership of META Shares, demand of the Transfer Agent not later than 10 days before the Meeting that his or its name be included in the list of persons entitled to attend and vote at the Meeting. As at the Record Date, the Corporation had 236,679,686 META Shares outstanding. Each META Share confers upon the holder thereof the right to one vote.

69

Under the by-laws of the Corporation, a quorum for the transaction of business at any meeting of the META Shareholders shall consist of two persons holding or representing by proxy not less than 5% of the outstanding META Shares entitled to vote at the Meeting. If any META Share entitled to be voted at the Meeting is held by two or more persons jointly, the persons or those of them who attend the Meeting constitute only one META Shareholder for the purpose of determining whether a quorum of META Shareholders is present.

To the knowledge of the directors and executive officers of the Corporation, as of the date hereof no person or company beneficially owns, or controls or directs, directly or indirectly, more than 10% of the voting rights attached to all of the outstanding META Shares as at the date of this Information Circular.

Pursuant to the Interim Order, each META Shareholder will be entitled to vote in accordance with the provisions set out below.

(a)	each META Shareholder entitled to vote at the Meeting will be entitled to one vote for each META Share held;

(b)	the Arrangement will require approval by not less than 66 2/3% of the votes cast by the META Shareholders, virtually present or represented by proxy at the Meeting;

(c)	the quorum at the Meeting in respect of META Shareholders shall be at least two persons holding or representing by proxy not less than 5% of the outstanding shares of the Corporation entitled to vote at the Meeting; and

(d)	if within 30 minutes of the appointed time of the Meeting a quorum in respect of the META Shareholders is not present, the Meeting shall stand adjourned to the same day in the next week at the time and place as determined by the chair of the Meeting, and if at such adjourned meeting a quorum of META Shareholders is not present, the META Shareholders present shall be a quorum for all purposes.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director, proposed nominee for election as a director of the Corporation, executive officer, employee or former executive officer, director or employee of the Corporation, or any associate of any such director, officer or employee is, or has been at any time since the beginning of the most recently completed financial year of the Corporation, indebted to the Corporation, nor, at any time since the beginning of the most recently completed financial year of the Corporation has, any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed under “The Arrangement – Interests of Directors and Executive Officers in the Arrangement”, none of the Corporation’s directors or executive officers or companies or persons that beneficially own or control or direct, directly or indirectly, or a combination of both, more than 10% of the META Shares, a director or executive officer of such 10% holder, or any of their respective associates and affiliates, has any material interest in any transaction with the Corporation since the commencement of the Corporation’s last financial year or in any proposed transaction which has materially affected or would materially affect the Corporation which has not been previously disclosed.

There are potential conflicts of interest to which the directors and officers of the Corporation may be subject in connection with the operations of the Corporation. Some of the directors and officers of the Corporation are engaged and will continue to be engaged in other business opportunities on their own behalf and on behalf of other corporations and situations may arise where such directors and officers will be in competition with the Corporation. Individuals concerned shall be governed in any conflicts or potential conflicts by applicable Law and internal policies of the Corporation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Corporation or any associate or affiliate of any one of them, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting, except as described in this Information Circular under the heading “The Arrangement – Interests of Directors and Executive Officers in the Arrangement”.

70

INTERESTS OF EXPERTS

Certain legal matters in connection with the Arrangement will be passed upon for the Corporation by Borden Ladner Gervais LLP. Certain legal matters in connection with the Arrangement will be passed upon for High Tide by Garfinkle Biderman LLP.

As at the date hereof, the partners and associates of Borden Ladner Gervais LLP beneficially own, directly or indirectly, less than 1% of the outstanding META Shares and less than 1% of the outstanding High Tide Shares.

Shimmy Posen, a partner at Garfinkle Biderman LLP, holds 3,032,127 High Tide Shares. Excluding Mr. Posen, partners and associates of Garfinkle Biderman LLP beneficially own, directly or indirectly, less than 1% of the outstanding META Shares and less than 1% of the outstanding High Tide Shares. Mr. Posen does not hold any META Shares.

MNP LLP, the auditors of META have confirmed to META that they are independent with respect to META within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of Ontario.

MNP LLP, High Tide’s former and independent auditors, have prepared an independent audit report dated February 28, 2020 in respect of the High Tide Annual Financial Statements. MNP LLP have confirmed that they are independent of High Tide within the meaning of the ‘Rules of Professional Conduct’ of the Institute of Chartered Accountants of Alberta.

Echelon has prepared for and delivered to the META Board the Fairness Opinion with respect to the Arrangement, a copy of which is attached to this Information Circular as Appendix C. Echelon, or any partner or associate thereof, has not received nor will receive a direct or indirect interest in the property of META or High Tide. The partners and associates of Echelon do not own, beneficially, directly or indirectly, any of the issued and outstanding META Shares and High Tide Shares as of the date of this Information Circular. In addition, Echelon and its affiliates act as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have long or short positions in the securities of META, High Tide or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it receives or may receive commissions. As an investment dealer, Echelon and its affiliates conduct research on securities and may, in the ordinary course of their business, provide research reports and investment advice to its clients on investment matters, including with respect to META, High Tide and the Arrangement. In addition, Echelon and its affiliates may, in the ordinary course of its business, provide other financial services to META, High Tide or any of their associates or affiliates.

RELIANCE

The information concerning High Tide contained in this Information Circular has been provided by High Tide. Although META has no knowledge that would indicate that any of such information is untrue or incomplete, META does not assume any responsibility for the accuracy or completeness of such information or the failure by High Tide to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to META.

ADDITIONAL INFORMATION

Additional information relating to META is available under META’s profile on the SEDAR website at www.sedar.com. Financial information in respect of META and its affairs is provided in META’s annual financial statements for the year ended August 31, 2019 and the related management’s discussion and analysis. Copies of META’s financial statements and related management’s discussion and analysis are available on SEDAR at www.sedar.com and will be sent by META to any META Shareholder upon request by contacting the Corporation’s Chief Financial Officer at mike.cosic@metagrowth.com.

71

APPENDIX A

ARRANGEMENT RESOLUTION

“BE IT RESOLVED THAT:

(a)	The arrangement (the “Arrangement”) under Section 193 of the Business Corporations Act (Alberta) (the “ABCA”) involving High Tide Inc. (“High Tide”), META Growth Corp. (“META”) and the shareholders of META (the “META Shareholders”) as more particularly described and set forth in the management information circular of META dated September 23, 2020 (the “Circular”), as may be supplemented, amended and modified in accordance with the arrangement agreement dated as of August 20, 2020 between High Tide and META, as amended, modified or supplemented from time to time (the “Arrangement Agreement”), and all the transactions contemplated therein, are hereby authorized, approved and adopted.

(b)	The plan of arrangement involving High Tide, META and the META Shareholders, as it may be or have been supplemented, amended or modified in accordance with its terms and the Arrangement Agreement (the “Plan of Arrangement”), the full text of which is set out in Schedule A to the Arrangement Agreement, is hereby authorized, approved and adopted.

(c)	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the META Shareholders or that the Arrangement has been approved by the Alberta Court of Queen’s Bench (the “Court”), the directors of META are hereby authorized and approved, at their discretion, without further notice to or approval of the META Shareholders: (a) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, as applicable, and, if required, approved by the Court; and (b) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.

(d)	The: (a) Arrangement Agreement and all the transactions contemplated therein; (b) actions of the directors of META in approving the Arrangement and the Arrangement Agreement; and (c) actions of the directors and officers of META in executing and delivering the Arrangement Agreement and causing the performance by META of its obligations thereunder, and any amendments, modifications or supplements thereto, are hereby ratified and approved.

(e)	Any officer or director of META is hereby authorized and directed for and on behalf of META to make an application to the Court for a final order approving the Arrangement on the terms set forth in the Arrangement Agreement and Plan of Arrangement, as they may be amended, modified or supplemented in accordance with their terms and as described in the Circular, and to deliver to the Registrar under the ABCA the arrangement filings and such other documents as are necessary or desirable to the Registrar pursuant to the ABCA in accordance with the Arrangement Agreement and the Plan of Arrangement.

(f)	Any officer or director of META is hereby authorized and directed for and on behalf of META to execute or cause to be executed and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.”

A - 1

APPENDIX B

INTERIM ORDER

B - 1

Clerk’s Stamp:

COURT FILE NUMBER

COURT	COURT OF QUEEN’S BENCH OF ALBERTA

JUDICIAL CENTRE	CALGARY

MATTER	IN THE MATTER OF Section 193 of the Business Corporations Act, R.S.A. 2000, c. B-9, as amended

AND IN THE MATTER OF a proposed plan of arrangement involving META Growth Corp., High Tide Inc., and the shareholders of META Growth Corp.

APPLICANT	META GROWTH CORP.

DOCUMENT	INTERIM ORDER

ADDRESS FOR SERVICE AND CONTACT INFORMATION OF PARTY FILING THIS DOCUMENT	BORDEN LADNER GERVAIS LLP Centennial Place, East Tower 1900, 520 – 3rd Avenue S.W. Calgary, Alberta T2P 0R3 Telephone: (403) 232-9500 Fax Number: (403) 266-1395

Attention: David T. Madsen, Q.C.

File No.: 442617-000065

Date on Which Order Was Pronounced:	SEPTEMBER 22, 2020

Name of Judge Who Made This Order:	The Honourable Justice G.A. Campbell

INTERIM ORDER

UPON the Originating Application (the “Application”) of META Growth Corp. (“META”) pursuant to Section 193 of the Business Corporations Act, R.S.A., 2000, c. B-9 (the “ABCA”);

AND UPON reading the Affidavit of Michael Cosic, Chief Financial Officer of META, sworn September 18, 2020 and the documents referred to therein (the “Affidavit”);

AND UPON hearing counsel for META;

FOR THE PURPOSES OF THIS INTERIM ORDER:

(a)	the capitalized terms not defined in this interim order (the “Order”) shall have the meanings attributed to them in the management information circular and proxy statement of META (the “Information Circular”), a draft copy of which is attached as Exhibit “A” to the Affidavit; and

(b)	all references to “Arrangement” used herein mean the plan of arrangement as described in the Affidavit and in the form attached as Schedule A to the Arrangement Agreement, which is attached as Exhibit “B” to the Affidavit.

IT IS HEREBY ORDERED AND ADJUDGED THAT:

General

1.	META shall seek approval of the Arrangement by the holders (the “META Shareholders”) of common shares (the “META Shares”) of META, in the manner set forth below.

The Meeting

2.	META shall call and conduct a special meeting (the “Meeting”) of META Shareholders on or about October 27, 2020. At the Meeting, the META Shareholders will consider and vote upon the Arrangement Resolution and such other business as may be properly brought before the Meeting or any adjournment or postponement thereof, all as more particularly described in the Information Circular. META Shareholders shall be entitled to one vote in respect of the Arrangement Resolution for each META Share held.

3.	A quorum at the Meeting shall be at least two persons holding or representing by proxy not less than 5% of the outstanding META Shares entitled to vote at the Meeting. If a quorum is present at the opening of the Meeting, the META Shareholders present or represented may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the Meeting. If within 30 minutes of the appointed time of the Meeting a quorum in respect of the META Shareholders is not present, the Meeting shall stand adjourned to the same day in the next week at the time and place as determined by the Chairman of the Meeting, and if at such adjourned meeting a quorum of META Shareholders is not present, the META Shareholders present shall be a quorum for all purposes.

2

4.	In all other respects, the Meeting shall be conducted in accordance with the articles and bylaws of META and the ABCA, as modified by this Order.

5.	The record date for the Meeting has been fixed by the META Board at the close of business on September 8, 2020 (the “Record Date”), which date shall not change as a consequence of any adjournment or postponement of the Meeting. META Shareholders of record as at the Record Date shall be entitled to receive notice of the Meeting. META Shareholders of record will be entitled to vote those META Shares included in the list of META Shareholders prepared as at the Record Date. If a META Shareholder transfers META Shares after the Record Date and the transferee of those META Shares, having produced properly endorsed certificates evidencing such META Shares or having otherwise established that the transferee owns such META Shares, demands, at least 10 days before the Meeting, that the transferee’s name be included in the list of META Shareholders entitled to vote at the Meeting, such transferee shall be entitled to vote such META Shares at the Meeting.

6.	META is authorized and directed to send the Information Circular to the META Shareholders.

Conduct of the Meeting

7.	The Chairman of the Meeting shall be any officer or director of META.

8.	The only persons entitled to attend and speak at the Meeting shall be the META Shareholders or their authorized representatives, META’s directors and officers, META’s auditors and legal counsel, and such other persons permitted to attend the Meeting by the Chairman of the Meeting.

9.	The Arrangement will require approval by not less than 66 2/3% of the votes cast by the META Shareholders present or represented by proxy at the Meeting.

10.	To be valid, a proxy must be deposited with TSX Trust Company in the manner described in the Information Circular.

11.	The Chair of the Meeting may waive generally any time limits for the deposit of proxies or communication of voting instructions if, in the exercise of his or her discretion, he or she deems it advisable to do so.

12.	Notwithstanding anything contained in the articles or by-laws of META, in light of the novel coronavirus (COVID-19) pandemic and public health recommendations around physical distancing, the Meeting will allow META Shareholders to participate either in person or virtually by electronic means.

3

13.	In the event the Meeting is held by virtual or other electronic means:

(a)	META Shareholders and duly appointed proxyholders shall be permitted to attend the Meeting online, where they can participate, vote and submit questions during the Meeting’s live webcast; and

(b)	META Shareholders and duly appointed proxyholders who are entitled to participate in, and vote at, the Meeting, and who are participating by electronic communications medium shall be deemed to be present at the Meeting.

14.	In the event the Meeting is held in person:

(a)	only the META Shareholders and duly appointed proxyholders may attend the Meeting in person, provided that the maximum number of META Shareholders and duly appointed proxyholders able to attend the Meeting in person is not more than the number permitted by law, including for greater certainty, orders of the Alberta Chief Medical Officer of Health, at the time of such Meeting; and

(b)	only the META Shareholders and duly appointed proxyholders who attend in person at the Meeting shall be present at the Meeting.

15.	The accidental omission to give notice of the Meeting or the non-receipt of the notice shall not invalidate any resolution passed or proceedings taken at the Meeting.

16.	Subject to the Arrangement Agreement, META is authorized to adjourn or postpone the Meeting on one or more occasions (whether or not a quorum is present) and for such period or periods of time as META deems advisable, without the necessity of first convening the Meeting or first obtaining any vote of the META Shareholders (or any of them) in respect of the adjournment or postponement. Notice of such adjournment or postponement may be given by such method as META determines is appropriate in the circumstances. If the Meeting is adjourned or postponed in accordance with this Order, the references to the Meeting in this Order shall be deemed to be the Meeting as adjourned or postponed, as the context allows.

4

Dissent Rights

17.	The registered holders of META Shares are, subject to the provisions of this Order and the Plan of Arrangement, accorded the right of dissent under Section 191 of the ABCA with respect to the Arrangement Resolution.

18.	In order to exercise such right of dissent under subsection 191(5) of the ABCA:

(a)	a written objection to the Arrangement Resolution must be received by META c/o its counsel Borden Ladner Gervais LLP, Suite 1900, 520 – 3rd Avenue S.W., Calgary, Alberta T2P 0R3, Attention: David T. Madsen, Q.C., by 5:00 p.m. (MST time) on October 22, 2020 (or the business day that is three business days prior to the date of the Meeting if it is not held on October 27, 2020);

(b)	a dissenting META Shareholder shall not have voted their META Shares at the Meeting, either by proxy or in person, in favour of the Arrangement Resolution;

(c)	a holder of META Shares may not exercise the right of dissent in respect of only a portion of the holder’s META Shares, but must dissent with respect to all of the META Shares held by the holder; and

(d)	the exercise of such right of dissent must otherwise comply with the requirements of Section 191 of the ABCA, as modified by the Plan of Arrangement and this Order.

19.	A Dissenting Shareholder shall, on the Effective Date, cease to have any rights as a holder of META Shares and shall only be entitled to be paid by High Tide Inc. (“High Tide”) the fair value of the Dissenting Shareholder’s META Shares. A Dissenting Shareholder who is paid the fair value of the holder’s META Shares shall be deemed to have transferred the holder’s META Shares to High Tide on the Effective Date, notwithstanding the provisions of Section 191 of the ABCA.

20.	Subject to further order of this Court, the rights available to the META Shareholders under the ABCA and the Plan of Arrangement to dissent from the Arrangement Resolution shall constitute full and sufficient rights of dissent for the META Shareholders with respect to the Arrangement Resolution.

21.	Notice to the META Shareholders of their right of dissent with respect to the Arrangement Resolution and to receive, subject to the provisions of the ABCA and the Plan of Arrangement, the fair value of their META Shares shall be given by including information with respect to this right in the Information Circular to be sent to META Shareholders in accordance with paragraph 22 of this Order.

5

Notice

22.	An Information Circular, substantially in the form attached as Exhibit “A” to the Affidavit with amendments thereto as counsel for META may determine necessary or desirable (provided such amendments are not inconsistent with the terms of this Order), shall be sent, by or on behalf of META to:

(a)	the registered META Shareholders who held META Shares as of the Record Date by pre-paid first class or ordinary mail, addressed to each such META Shareholder at his, her or its address as shown on the books and records of META as of the Record Date, not later than 21 days prior to Meeting; and

(b)	the directors and auditors of META by pre-paid first class or ordinary mail, by courier, by delivery in person, or by electronic mail, addressed to each director and firm of auditors, as applicable, not later than 21 days prior to the date of the Meeting.

In calculating the 21 day period, the date of mailing shall be included and the date of the Meeting shall be excluded.

23.	Delivery of the Information Circular in the manner directed by this Order shall be deemed to be good and sufficient service upon the META Shareholders, the directors and auditors of META of:

(a)	this Order;

(b)	the Notice of Special Meeting; and

(c)	the Notice of Originating Application,

all in substantially the forms set forth in the Information Circular, together with instruments of proxy and such other material as META may consider fit.

Solicitation of Proxies

24.	META is authorized to use the proxies enclosed with the Information Circular, subject to its ability to insert dates and other relevant information in the final forms of such proxy. META is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as META may retain for that purpose, and such solicitation may be by mail or such other forms of personal and electronic communication as they may determine.

6

Amendments to the Arrangement

25.	META is authorized to make such amendments, revisions or supplements to the Arrangement as it may determine necessary or desirable, provided that such amendments are made in accordance with and in the manner contemplated by the Arrangement Agreement. The Arrangement as so amended, revised or supplemented shall be the Arrangement submitted to the Meeting and the subject of the Arrangement Resolution, without need to return to this Court to amend this Order.

Amendments to the Meeting Materials

26.	META is authorized to make such amendments, revisions or supplements (“Additional Information”) to the Information Circular, form of proxy (“Proxy”), Notice of Special Meeting, form of Letter of Transmittal and Notice of Originating Application as it may determine, and META may disclose such Additional Information, including material changes, by the method and in the time most reasonably practicable in the circumstances as determined by META. Without limiting the generality of the foregoing, if any material change or material fact arises between the date of this Order, and the date of the Meeting, which change or fact, if known prior to mailing of the Information Circular, would have been disclosed in the Information Circular, then:

(a)	META shall advise the META Shareholders of the material change or material fact by disseminating and filing a news release (“News Release”) in accordance with applicable securities laws; and

(b)	provided that the News Release describes the applicable material change or material fact in reasonable detail, META shall not be required to deliver an amendment to the Information Circular to the META Shareholders or otherwise give notice to the META Shareholders of the material change or material fact other than dissemination or filing of the News Release as aforesaid.

Final Application

27.	Subject to further Order of this Court, and provided that the META Shareholders have approved the Arrangement in the manner directed by this Court and the directors of META have not revoked their approval of the Arrangement, META may proceed with an application for approval of the Arrangement and the Final Order on October 28, 2020 at 3:30 p.m. (MST time) or so soon thereafter as counsel may be heard at the Calgary Courts Centre, Calgary, Alberta. Subject to the Final Order, and to the issuance of the proof of filing of the Articles of Arrangement, all META Shareholders, META, High Tide, and all other persons will be bound by the Arrangement in accordance with its terms.

7

28.	Any META Shareholder or any other interested party (“Interested Party”) desiring to appear at the hearing of the application for the Final Order is required to file with this Court and serve upon META on or before 4:00 p.m. (MST time) on October 20, 2020, a Notice of Intention to Appear including an address for service in the Province of Alberta, indicating whether such Interested Party intends to support or oppose the application or make submission thereat, together with a summary of the position such Interested Party intends to advocate before the Court and any evidence or materials which are to be presented to the Court. Service of this notice on META shall be effected by service upon the solicitors for META c/o Borden Ladner Gervais LLP, Suite 1900, 520 – 3rd Avenue S.W., Calgary, Alberta T2P 0R3, facsimile: (403) 266-1395, Attention: David T. Madsen, Q.C.

29.	In the event that the application for the Final Order is adjourned, only those parties appearing before this Court for the application for the Final Order, and those Interested Parties serving a Notice of Intention to Appear in accordance with paragraph 28 of this Order, shall have notice of the adjourned date.

Leave to Vary Interim Order

30.	META is entitled at any time to seek leave to vary this Interim Order upon such terms and the giving of such notice as this Court may direct.

(signed) “G.A. Campbell”
Justice of the Court of Queen’s Bench of Alberta

8

APPENDIX C

FAIRNESS OPINION

C - 1

Echelon Wealth Partners Inc.

1 Adelaide Street East, Suite 2100
Toronto, Ontario, M5C 2V9

August 20, 2020

The Board of Directors of
Meta Growth Corp.

56 Aberfoyle Crescent, Suite 200
Toronto, Ontario M8X 2W4

Introduction

Echelon Wealth Partners Inc. (“Echelon”) understands that Meta Growth Corp. (“META”), and High Tide Inc. (“HITI”) are proposing to enter into a definitive arrangement agreement dated August 21, 2020 (the “Arrangement Agreement”) pursuant to which, among other things, HITI will acquire all of the issued and outstanding common shares of META (each a “META Share”, and collectively, the “META Shares”) on the basis of 0.824 HITI common shares (each a “HITI Share” and collectively the “HITI Shares”) for each META Share (the “Consideration”).

The transactions contemplated by the Arrangement Agreement will be effected in accordance with the terms and conditions of a court approved plan of arrangement (the “Arrangement” or the “Transaction”) to be carried out under the provisions of Business Corporations Act (Alberta). The specific terms and conditions of the Arrangement will be fully described in the Management Information Circular of META (the “Circular”) to be mailed to holders of META Shares (the “META Shareholders”) in connection with a special meeting of META Shareholders to be held to consider and, if deemed advisable, approve the Arrangement.

Echelon also understands that HITI will enter into voting and support agreements (the “META Voting and Support Agreements”) with certain META directors, officers and other significant shareholders representing 14.1% of the issued and outstanding META Shares (collectively, the “META Supporting Shareholders”) whereby each META Supporting Shareholder will agree to, among other things, vote their META Shares in favour of the Arrangement (subject to the terms and conditions of the META Voting and Support Agreements).

META retained Echelon to provide advice and assistance to the board of directors of META (the “Board”) including, as the Board may request, the preparation and delivery to the Board of Echelon’s opinion as to the fairness, from a financial point of view, of the Consideration to be received under the Arrangement by the META Shareholders (the “Opinion”).

Echelon Wealth Partners | 1 Adelaide St. E, Suite 2100 | Toronto, Ontario | M5C 2V9 | 416.572.5523

Engagement of Echelon

Echelon was formally engaged by META pursuant to an engagement agreement dated June 06, 2020 (the “Engagement Agreement”). The Engagement Agreement provides the terms upon which Echelon has agreed to act as a financial advisor to META in connection with the Arrangement during the term of the Engagement Agreement.

The terms of the Engagement Agreement provide that Echelon is to be paid certain fees for its services as financial advisor, including (i) a fixed fee payable upon closing of the Transaction. In addition, META has agreed to reimburse Echelon for its reasonable out-of-pocket expenses and to indemnify, among others, Echelon in certain circumstances, against certain expenses, losses, claims, actions, suits, proceedings, damages and liabilities which may arise directly or indirectly from services performed by Echelon in connection with the Engagement Agreement.

Subject to the terms of the Engagement Agreement, Echelon consents to the inclusion of the Opinion in the Circular, with a summary thereof, in a form acceptable to Echelon, to be mailed to META Shareholders and to the filing thereof by META with the required applicable Canadian securities regulatory authorities.

Echelon has not been engaged to prepare, and has not prepared, a valuation (formal or otherwise) or appraisal of META or HITI, or any of their assets, securities or liabilities (whether on a standalone basis or as a combined entity), and the Opinion should not be construed as such.

As a fairness opinion, the Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Industry Regulatory Organization of Canada (“IIROC”) but IIROC has not been involved in the preparation or review of the Opinion.

Credentials of Echelon

Echelon is an independent investment banking firm that offers an integrated platform of equity research, institutional sales and trading, investment banking and private client services. As part of Echelon’s investment banking activities, it is regularly engaged in providing fairness opinions, valuations of securities in connection with mergers and acquisitions, public offerings and private placements of listed and unlisted securities and regularly engage in market making, underwriting and secondary trading of securities in connection with a variety of transactions across a variety of sectors, including technology, media and communications, healthcare, consumer and diversified, real estate, and metals and mining.

The Opinion represents the opinion of Echelon and its form and content have been approved for release by a committee of Senior Executives and Managing Directors of Echelon, each of whom is experienced in merger, acquisition, divestiture, valuation, fairness and adequacy opinion matters.

Relationship with Interested Parties

Neither Echelon nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario) (the “Securities Act”)) of META or HITI or any of their respective associates or affiliates (collectively, the “Interested Parties”). Neither Echelon nor any of its affiliates is an advisor to any of the Interested Parties with respect to the Arrangement other than to META pursuant to the Engagement Agreement.

Echelon previously acted as the lead underwriter and sole bookrunner in META’s bought deal offering which closed on February 06, 2020, raising gross proceeds of $10,000,012.

Echelon has not, in the twelve-month period preceding this Engagement, been engaged to provide any evaluation, appraisal or financial advisory services nor has it participated in any financing or had a material interest in any transaction involving HITI.

Echelon acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have and may in the future have positions in the securities of any Interested Party, and, from time to time, may have executed or may execute transactions on behalf of any Interested Party or other clients for which it may have received or may receive compensation. As an investment dealer, Echelon conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Arrangement, META or any other Interested Party.

No understandings or agreements exist between Echelon and META or any other Interested Party with respect to future financial advisory or investment banking business. Echelon may in the future, in the ordinary course of its business, perform financial advisory or investment banking services for META, or any other Interested Party.

Scope of Review

In connection with the Opinion, Echelon reviewed and relied upon (without attempting to independently verify the completeness or accuracy of) or carried out, among other things, the following:

1.	Audited consolidated financial statements for META for the fiscal years ended August 31, 2018, and 2019 and the unaudited financial statements for the 3 months ended November 30, 2019 and for the 6 months ended February 29, 2020;

2.	Historical MD&As for META for the fiscal years ended August 31, 2018, and 2019 and the unaudited financial statements for the 3 months ended November 30, 2019 and for the 6 months ended February 29, 2020 ;

3.	Management prepared financial statements for META for the 3 months ended May 31, 2020 and monthly operating results for months ending June 30, 2020 and July 31, 2020

4.	Audited consolidated financial statements for HITI for the fiscal years ended October 31, 2018, and 2019 and the unaudited financial statements for the 3 months ended March 31, 2020;

5.	Historical MD&As for HITI for the fiscal years ended October 31, 2018, and 2019 and MD&A and the unaudited financial statements for the 3 months ended January 31, 2020 and for the 6 months ended April 30, 2020;

6.	recent press releases, material change reports and other public documents filed by META and HITI on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com;

7.	certain other publicly available information related to the business, operations, financial conditions and trading history of each of META and HITI and other selected publicly available information that Echelon considered relevant;

8.	certain internal financial, operational, corporate, budget and other information concerning META and its subsidiaries (including financial models and forecasts), that was prepared and provided by management of META;

9.	certain internal financial, operational, corporate, budget and other information concerning HITI and its subsidiaries (including financial models and forecasts), that was prepared and provided by management of HITI;

10.	non-binding term sheet from HITI dated June 15, 2020;

11.	consent and waiver agreements executed by certain holders of META’s debentures on August 19, 2020;

12.	draft of the Arrangement Agreement dated August 20, 2020;

13.	draft of the META Voting and Support Agreements;

14.	data regarding comparable companies and precedent transactions for companies operating in the cannabis sector that Echelon considered relevant;

15.	discussions with management of META and the Board regarding the past and current operations and financial conditions, prospects, and other matters of META and other matters that Echelon considered relevant;

16.	assessment of pro forma impact of the Arrangement on certain of META’s financial metrics and consolidated capitalization;

17.	comparison of the relative contribution of assets, cash flow, store locations, licenses and operating synergies by META and HITI to the relative pro-forma ownership of META assuming the Arrangement is completed;

18.	discussions with META’s legal counsel relating to legal matters including with respect to the Arrangement Agreement;

19.	selected reports published by equity research analysts and industry sources in respect of META, HITI, and comparable public entities that Echelon considered relevant;

20.	representations contained in a certificate, addressed to Echelon and dated the date hereof, of senior officers of META as to the completeness and accuracy of the information upon which this Opinion is based and certain other matters; and

21.	such other corporate, industry, and financial market information, investigations and analyses as Echelon considered necessary or appropriate at the time and in the circumstances.

Echelon has not, to the best of its knowledge, been denied access by META to any information requested by Echelon and to the best of Echelon’s knowledge META has disclosed to Echelon all information in its possession or control or of which META has knowledge which could be relevant to the Opinion. Echelon did not meet with the auditors of META and has assumed the accuracy and fair presentation of, and relied upon, the consolidated financial statements of META and the reports of the auditors thereon.

Prior Valuations

META has represented to Echelon that, among other things, there are no valuations or appraisals of META, its material assets or the assets or securities that are relevant to the Arrangement prepared by or for or available to META or its management within the two years preceding the date hereof.

Assumptions and Limitations

With META’s acknowledgement and agreement as provided for in the Engagement Agreement, Echelon has relied upon the accuracy, completeness and fair presentation of all data and information filed by META with securities regulatory or similar authorities (including on SEDAR) or provided to it by META and its personnel, advisors, or otherwise, including the certificate identified below. The Opinion is conditional upon such accuracy, completeness, and fair presentation. Subject to the exercise of professional judgment, and except as expressly described herein, Echelon has not attempted to verify independently the accuracy, completeness or fair presentation of any of such data or information.

With respect to the budgets, forecasts, projections or estimates provided to Echelon and used in its analyses, Echelon notes that projecting future results is inherently subject to uncertainty. Subject to the exercise of professional judgment, Echelon has assumed, however, that such budgets, forecasts, projections and estimates were prepared using the assumptions identified therein and on bases reflecting the best currently available estimates and judgements of META management as to the matters covered thereby and which, in the opinion of META, are (or were at the time of preparation and continue to be) reasonable in the circumstances. Echelon expresses no independent view as to the reasonableness of such budgets, forecasts, projections, and estimates or the assumptions on which they are based.

Senior officers of META have represented to Echelon in a certificate dated the date hereof, among other things, that: (i) the information, data, representations, opinions, financial statements, management discussion and analysis, internal financial information and other materials prepared by META relevant to the subject matter of the Transaction or the Opinion provided to Echelon by or on behalf of META in connection with the Engagement Agreement (collectively, the “Information”) were true, accurate, complete and correct in all material respects at the date the Information was provided and, with respect to the financial statements, were prepared in accordance with generally accepted accounting principles consistently applied (except as to the absence of full note disclosure in non-audited financial statements); (ii) the Information did not and as of the date hereof does not contain any untrue statement of a material fact (as such term is defined in the Securities Act) in respect of or involving META, its assets or the Transaction; (iii) the Information did not and as of the date hereof does not omit to state a material fact in respect of META, its assets or the Transaction necessary to make the Information (or any statement therein) not misleading in light of the circumstances under which the Information was made or provided; (iv) since the date that the Information was provided to Echelon and as of the date thereof there has been no material change (as such term is defined in the Securities Act), financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of META that has not been disclosed in writing to Echelon and there has been no change in any material fact or new material fact which is of a nature so as to render the Information untrue or misleading in any material respect, or which would reasonably be expected to have a material effect on the Opinion, that has not been disclosed in writing to Echelon; (v) any portions of the Information provided to Echelon by META which constitute forecasts, projections, estimates or other forward-looking information was, based on data available to META at such time, reasonable and reflected the assumptions disclosed therein (which assumptions META and its management believed and continue to believe as of the date hereof to be reasonable in the circumstances) and did not and does not contain any untrue statement of a material fact or omit to state any material fact necessary to make such portions of the Information not misleading in light of the circumstances in which such portions of the Information were made or provided; (vi) other than as disclosed in the Information there are no valuations or appraisals of META, its material assets or the assets or securities that are relevant to the Arrangement prepared by or for or available to META or its management within the one year preceding the date hereof; (vii) other than as disclosed in the Information and as of the date hereof, since the date of the Information, no material transactions have been entered into by META; (viii) other than as disclosed in the Information, META does not have any material contingent liabilities; (ix) other than as disclosed in the Information, there are no actions, suits, proceedings or inquiries, pending or threatened, against or affecting META, or any of its respective assets at law or in equity or before or by any federal, provincial, state, municipal or other government department, commission, board, bureau, agency, instrumentality or stock exchange which may in any way materially affect META; (x) other than as disclosed in the Information, there have been no offers or negotiations for the purchase of META or for the purchase of all or a material part of the assets of META within the one year preceding the date hereof; and (xi) other than as disclosed in the Information META has no knowledge or information of any other facts that have not been disclosed by META or the Board to Echelon or that are publicly available to Echelon which would reasonably be expected to affect META, its material assets, the Arrangement or the Opinion, including the assumptions used, procedures adopted or the scope of the review undertaken by Echelon in the Opinion or in connection therewith, including any plan or proposal for any material change in the affairs of META such as a plan of reorganization or arrangement or any other agreements, undertakings, commitments or understandings, written or oral, formal or informal

In preparing the Opinion, Echelon has made several assumptions, including that all final or executed versions of documents will conform in all material respects to the drafts provided to Echelon, all conditions precedent to be satisfied to complete the Arrangement can and will be satisfied or waived, that all approvals, authorizations, consents, permissions, exemptions or orders of relevant regulatory authorities required in respect of or in connection with the Arrangement will be obtained, without adverse condition or qualification, that all steps or procedures being followed to implement the Arrangement are valid and effective, that all required documents (including the Circular) will be distributed to the META Shareholders in accordance with applicable laws, that the disclosure in such documents will be accurate in all material respects and will comply, in all material respects, with the requirements of all applicable laws and that the Arrangement will be completed. In its analysis in connection with the preparation of the Opinion, Echelon made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of Echelon or META.

The Opinion has been provided for the use of the Board and is not intended to be, and does not constitute, a recommendation as to how any META Shareholder should vote their META Shares or act on any matter relating to the Arrangement. The Opinion must not be used by any other person or relied upon by any other person other than the Board without the express prior written consent of Echelon. The Opinion does not address the relative merits of the Arrangement as compared to other transactions or business strategies that might be available to META. In considering the fairness of the Consideration to be received by META Shareholders pursuant to the Arrangement, from a financial point of view, Echelon considered the Arrangement from the perspective of META Shareholders generally and did not consider the specific circumstances of any particular META Shareholder, including with regard to income tax considerations.

The Opinion is rendered as of market close on August 20, 2020, on the basis of securities markets, economic and general business and financial conditions prevailing on that date and the condition and prospects, financial and otherwise, of META and its subsidiaries as they were reflected in the Information provided to Echelon. Any changes therein may affect the Opinion and, although Echelon reserves the right to change or withdraw the Opinion in such event, it disclaims any undertaking or obligation to advise any person of any such change that may come to its attention, or to update, change or withdraw the Opinion after such date. Echelon has not undertaken an independent evaluation, appraisal or, other than as disclosed above, physical inspection of any assets or liabilities of META or its subsidiaries, is not an expert on, and did not render advice to META regarding, and assumes no and disclaims all liability and obligation in respect of, legal, accounting, regulatory or tax matters.

The preparation of an opinion is a complex process and is not necessarily amenable to partial analysis or summary description. Echelon believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process underlying the Opinion. Accordingly, the Opinion should be read in its entirety.

Approaches to Financial Fairness

In considering the fairness, from a financial point of view, of the Consideration to be received by META Shareholders pursuant to the Arrangement, Echelon reviewed, considered and relied upon or carried out, among other things, the following: (i) a comparison of the Consideration against the implied share price of META based on publicly available business and financial data, consensus equity research analyst estimates and derived valuation multiples of certain publicly traded companies (including enterprise value divided by revenue and enterprise value divided by EBITDA) in the cannabis sector that were deemed comparable and relevant; (ii) a comparison of the Consideration against the implied share price of META based on premiums paid in precedent transactions in the cannabis sector that were deemed comparable and relevant; and (iii) a comparison of the Consideration against the results of a discounted future cash flow analysis of META at discount rates that were deemed appropriate. In addition, Echelon reviewed the impact of the Transaction on META’s asset diversification, operating profile, growth outlook, potential synergies, and relative positioning versus peers, and other factors or analyses, which Echelon judged, based on its experience in rendering such opinions, to be relevant. All financial analyses were conducted with information available as of market close on August 20, 2020.

Echelon believes that its financial analyses must be considered as a whole and that selecting portions of its analyses or the factors considered by Echelon, without considering all analyses and factors together, could create a misleading view of the process underlying this Opinion. Echelon notes that the selection of comparable companies and precedent transactions involves considerable subjectivity, particularly among companies engaged in an emerging industry, operating in a rapidly evolving regulatory environment, and having low or negative EBITDA, earnings or free cash flows and stock price volatility and limited trading liquidity. While none of the comparable companies or precedent transactions are identical to META or the Transaction and certain of them may have characteristics that are materially different from that of META and the Transaction, Echelon believes that they share certain business, financial, and/or operational characteristics with those of META and the Transaction and Echelon used its professional judgment in selecting such comparable companies and precedent transactions. As a result, greater reliance was placed on the discounted cash flow analysis of managements plan, which was subjected to further risk adjustment through various sensitivity analyses.

Conclusion

Based upon and subject to the foregoing and such other matters that Echelon considered relevant, Echelon is of the opinion that, as of the date hereof, the Consideration to be received by the META Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the META Shareholders.

Yours truly,

Echelon Wealth Partners inc.

APPENDIX D

INFORMATION CONCERNING HIGH TIDE

D - 1

APPENDIX D

INFORMATION CONCERNING HIGH TIDE

The following information concerning High Tide is provided by High Tide, is presented on a pre-Arrangement basis and is reflective of the current business, financial and share capital position of High Tide. The following information should be read in conjunction with the documents incorporated by reference into this Appendix D.

Unless the context indicates otherwise, capitalized terms which are used in this Appendix D but are not otherwise defined herein have the meanings given to such terms in “Glossary of Terms”.

Cautionary Note Regarding Forward-Looking Statements

The information in this Appendix D contains “forward-looking statements” within the meaning of applicable Securities Laws. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of High Tide and its Subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this Appendix D. Examples of such statements include statements with respect to: (a) the growth of High Tide, including the growth of High Tide’s retail cannabis store footprint in Canada and the growth of High Tide’s distribution and sale of cannabis and cannabis products in the provinces of Alberta, Ontario and Saskatchewan, (b) the completion of the sale of the KushBar retail cannabis stores to Halo Kushbar Retail Inc., (c) the annual sales of Famous Brandz and the Grasscity Entities, (d) the post-Arrangement authorized capital of High Tide (including High Tide Options, High Tide Warrants, and other convertible securities of High Tide), (e) the completion of the Arrangement, (f) the delisting of the securities of High Tide from the CSE in connection with the completion of the Arrangement, (g) the listing of the High Tide Shares issuable upon completion of the Arrangement, as well as the META Warrants and META Debentures on the TSXV, (h) the directors and officers of High Tide post-Arrangement and their diluted and undiluted ownership of the High Tide Shares, (i) the successful integration of META’s business into High Tide’s business and the realization of the anticipated benefits and synergies of the Arrangement, (j) the successful execution of High Tide’s post-Arrangement business strategy, and (k) the successful protection of High Tide’s intellectual property.

Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including the risks contained in the Non-Exhaustive List of Risk Factors (as defined hereinafter) attached as Schedule A to this Appendix D and the public filings of High Tide filed with Canadian securities regulators and available on High Tide’s issuer profile on SEDAR at www.sedar.com.

In respect of the forward-looking statements and forward-looking information contained in this Appendix D, High Tide has provided such statements and information in reliance on certain assumptions that High Tide believes are reasonable at this time. Although High Tide believes that the assumptions and factors used in preparing such forward-looking information or forward-looking statements are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this Appendix D are made as of the date of this Information Circular and High Tide does not undertake any obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable Securities Laws.

High Tide Documents Incorporated by Reference

The following documents listed below and filed by High Tide with the Canadian securities regulatory authorities are specifically incorporated by reference into, and form an integral part of, this Information Circular:

(a)	the High Tide Interim Financial Statements;

(b)	the management’s discussion and analysis of High Tide for the High Tide Interim Financial Statements;

(c)	the High Tide Annual Financial Statements;

(d)	the management’s discussion and analysis of High Tide for the High Tide Annual Financial Statements;

(e)	the 2020 High Tide Information Circular;

(f)	the material change report of High Tide dated November 25, 2019, in respect of the completion of the first tranche of a non-brokered private placement of High Tide Unsecured Debentures on November 15, 2019;

(g)	the material change report of High Tide dated December 9, 2019, in respect of the completion of the second tranche of a non-brokered private placement of High Tide Unsecured Debentures on December 4, 2019;

(h)	the material change report of High Tide dated December 19, 2019, in respect of the entering into of the KushBar SPA in order to acquire the remaining 49.9% interest in High Tide’s then majority-owned subsidiary, Kushbar;

(i)	the material change report of High Tide dated January 16, 2020, in respect of the entering into of the Windsor Loan Agreement in respect of a senior secured, non-revolving term credit facility in the amount of up to $10,000,000;

(j)	the material change report of High Tide dated February 3, 2020, in respect of the completion of a purchase of a 100% interest in 2680495 Ontario Inc., the operator of a Canna Cabana branded retail cannabis store in Hamilton, Ontario, on January 24, 2020;

(k)	the material change report of High Tide dated February 6, 2020, in respect of the completion of the acquisition of a 50% interest in Saturninus Partners on January 27, 2020;

(l)	the material change report of High Tide dated July 30, 2020, in respect of the completion of the High Tide Debt Restructuring of approximately $10,800,000 of High Tide’s outstanding debt held by a key industry investor, on July 23, 2020;

(m)	the material change report of High Tide dated August 28, 2020, in respect of the entering into of the Arrangement Agreement; and

(n)	the material change report of High Tide dated September 9, 2020, in respect of the entering into of the Amended Halo Labs APA, to sell High Tide’s three operating KushBar retail cannabis stores.

All annual information forms, annual financial statements and the auditors’ reports thereon, interim financial statements, management’s discussion and analysis of financial conditions and results of operations, material change reports (excluding any confidential material change reports), business acquisition reports, information circulars, and any other documents analogous to the foregoing types of documents, filed by High Tide after the date of this Information Circular and before the Meeting are deemed to be incorporated by reference in this Information Circular.

Any statement contained in this Information Circular or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Information Circular, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute part of this Information Circular.

2

Copies of the High Tide documents incorporated by reference in this Information Circular may be obtained upon request in writing or by telephone from High Tide, without charge at Unit 112, 11127 - 15 Street N.E., Calgary, Alberta, T3K 2M4 (telephone: (403) 770-9435 or e-mail: krystal@hightideinc.com). These documents are also available through the internet on SEDAR, at www.sedar.com.

If you would like to request copies of documents incorporated by reference in this Information Circular, please do so by October 20, 2020 in order to receive them before the Meeting. If you request any documents incorporated by reference, High Tide will strive to deliver them to you by first-class mail, by e-mail, or by another equally prompt means, within two business day of receipt of your request.

General

High Tide is an Alberta-based, retail-focused cannabis company enhanced by the manufacturing and wholesale distribution of smoking accessories and cannabis lifestyle products. High Tide was incorporated under the ABCA on February 8, 2018, under the name “High Tide Ventures Inc.”. Effective October 4, 2018, High Tide amended its articles of incorporation and changed its name to “High Tide Inc.” On October 4, 2018, High Tide also amended its articles of incorporation and completed a share split of its then outstanding High Tide Shares, on the basis of 2.76 post-split High Tide Shares for each one pre-split High Tide Share issued and outstanding. The head office of High Tide is located at Unit 112, 11127 - 15 Street N.E., Calgary, Alberta, T3K 2M4, and the registered office of High Tide is located at 120 - 4954 Richard Road S.W., Calgary Alberta.

As a vertically-integrated company, High Tide is engaged in the Canadian cannabis market through a portfolio of Subsidiaries, including Canna Cabana and KushBar (which together represent the retail segment of the High Tide Business), and RGR Canada and Famous Brandz (which together represent the wholesale segment of the High Tide Business). As of the date of this Information Circular, High Tide is a reporting issuer in the provinces of British Columbia, Alberta and Ontario. The High Tide Shares are listed on the CSE, under the trading symbol “HITI”, on the Frankfurt Stock Exchange, under the trading symbol “2LY”, and on the OTCQB Venture Market, under the trading symbol “HITIF”.

Since its inception, High Tide has grown, both organically and via strategic acquisitions, to emerge as a leader in the evolving cannabis market within Canada. As one of Canada’s largest and fastest-growing retail-focused cannabis companies, High Tide continues to pursue rapid growth to expand its presence across various jurisdictions in Canada, with its principal business segment focused on the distribution and sale of cannabis and cannabis products in the provinces of Alberta, Ontario and Saskatchewan. As of the date of this Information Circular, High Tide operates a total of 37 cannabis retail stores, consisting of: (a) 28 cannabis retail stores in the province of Alberta, (b) seven cannabis retail stores in the province of Ontario, and (c) two cannabis retail stores in the province of Saskatchewan. Each cannabis retail store is operated in accordance with applicable Laws under applicable Retail Store Authorizations. All cannabis and cannabis products offered for sale by High Tide and its Subsidiaries are offered for sale in strict compliance with the various regulatory frameworks in the respective jurisdictions governing adult-use cannabis.

Intercorporate Relationships

As at the date of this Information Circular, High Tide has 12 wholly-owned Subsidiaries and one majority-owned Subsidiary, and holds a 50% interest in Saturninus Partners, a general partnership existing under the laws of the province of Ontario. As at the date of this Information Circular, High Tide operates the High Tide Business through the following ten wholly-owned Subsidiaries:

•	RGR Canada Inc., a wholly-owned Subsidiary of High Tide incorporated under the ABCA on November 16, 2010;

•	Famous Brandz Inc., a wholly-owned Subsidiary of High Tide incorporated under the OBCA on September 28, 2015 under the name “2484875 Ontario Inc.”;

•	Canna Cabana Inc., a wholly-owned Subsidiary of High Tide incorporated under the ABCA on February 22, 2018;

3

•	KushBar Inc., a wholly-owned Subsidiary of High Tide incorporated under the ABCA on January 9, 2018;

•	HT Global Imports Inc., a wholly-owned Subsidiary of High Tide incorporated under the ABCA on February 7, 2019;

•	Canna Cabana (SK) Inc., a wholly-owned Subsidiary of High Tide was formed under the ABCA pursuant to articles of amalgamation filed on May 23, 2019;

•	SJV B.V., a wholly-owned Subsidiary of High Tide formed under the laws of the Netherlands on May 29, 2006;

•	SJV2 B.V., a wholly-owned Subsidiary of High Tide formed under the laws of the Netherlands on March 30, 2012;

•	SJV USA Inc., a majority-owned Subsidiary of High Tide incorporated under the laws of the State of Delaware on April 19, 2017; and

•	Valiant Distributions Inc., a wholly-owned Subsidiary of High Tide incorporated under the laws of the State of Delaware on April 6, 2019.

The following chart sets out the material intercorporate relationships of High Tide, as at the date of this Information Circular:

Note: Saturninus Partners is a general partnership established in the province of Ontario, in which High Tide holds a 50% interest.

Below is a summary of the business and operations of High Tide’s material Subsidiaries within the retail and wholesale segments of the High Tide Business, as at the date of this Information Circular.

4

During the financial year of High Tide ended October 31, 2019, (i) approximately 77% (2018 – 43%) of the total revenues of High Tide were derived from sales within the retail segment of the High Tide Business to customers outside of High Tide and its Subsidiaries, and (ii) approximately 21% (2018 – 57%) of the total revenues of High Tide were derived from sales within the wholesale segment of the High Tide Business to customers outside of High Tide and its Subsidiaries.

Canna Cabana and Canna Cabana (SK) Inc.

Canna Cabana is a retail cannabis chain with 34 branded stores operating across Canada, in the provinces of Alberta, Ontario and Saskatchewan. Founded in 2018, Canna Cabana is High Tide’s primary retail cannabis business, offering for retail sale various cannabis products and accessories through its provincially-authorized cannabis retail store locations.

Canna Cabana’s flagship retail concept is designed to expose customers to a unique, consistent and scalable retail design and customer experience, and to emphasize the holistic and natural qualities of cannabis. Through its in-store displays, its highly trained and knowledgeable staff, and a tailored store atmosphere, Canna Cabana aims at creating a sophisticated yet playful customer experience, while educating customers and providing them with insight and guidance with respect to its product offerings. The Canna Cabana retail cannabis chain processed approximately 1,758,683 transactions in the 12 month period beginning on September 1, 2019 and ending on August 31, 2020.

KushBar

KushBar is a retail cannabis chain with three branded stores operating in the province of Alberta. Founded in 2018, KushBar is High Tide’s secondary retail cannabis business, offering for retail sale various cannabis products and accessories through its provincially-authorized cannabis retail store locations.

KushBar’s flagship retail concept is designed to expose customers to a clean and stylish ambiance and offer them a unique, modern customer experience that emphasizes the holistic and natural qualities of cannabis. Through its in-store displays, its highly trained and knowledgeable staff, and a tailored store atmosphere, KushBar aims at bringing the KushBar vibe to life, while educating customers and providing them with insight and guidance with respect to its product offerings. The KushBar retail cannabis chain processed approximately 66,588 transactions in the 12 month period beginning on September 1, 2019 and ending on August 31, 2020.

As of the date of this Information Circular, High Tide has entered into the Amended Halo Labs APA, pursuant to which High Tide has agreed to sell its three operating KushBar retail cannabis stores to Halo Kushbar Retail Inc., a wholly owned subsidiary of Halo Labs Inc., for aggregate consideration of $5,700,000.

Grasscity Entities

Based in Amsterdam, Netherlands, the Grasscity Entities operate Grasscity.com, one of the world’s premier online stores for smoking accessories and cannabis lifestyle products. Established in 2000, Grasscity.com is one of the most searched and visited smoking accessories retailers, with approximately 5,800,000 site visits annually. Grasscity.com offers an extensive selection of hand-picked smoking accessories and cannabis lifestyle products, from grinders and rolling papers to one-of-a-kind glass bongs, smoking pipes, oil rigs and bubblers. The Grasscity.com e-commerce platform generates over 90% of its revenues from customers located in the United States.

The Grasscity Entities also operate CBDCity.com, one of the world’s newest online stores selling a wide variety of CBD-focused products to international consumers. Established in May 2020, CBDCity.com is backed by a team with over 20 years of e-commerce experience, and offers an extensive selection of hand-picked CBD oils and capsules, CBD skin care products, CBD edibles and CBD smoking accessories such as vaporizers and cartridges. CBDCity.com conducts its operations within those States of the United States in which activities relating to industrial hemp and industrial hemp-based CBD have been legalized under applicable Laws.

See Schedule B – “U.S. Cannabis-Related Activities Disclosure” to this Appendix D for more information related to United States cannabis related activities disclosure.

5

RGR Canada

RGR Canada is an established designer and international leader in the manufacture and distribution of high-quality, innovative cannabis accessories. Founded in 2010, RGR Canada represents the wholesale segment of the High Tide Business, offering a suite of proprietary brands which have over time become well known amongst consumers. RGR Canada’s proprietary brands include names such as “Atomik”, “Evolution”, “Puff Puff Pass”, “Vodka Glass” and “Zoom Zoom”. Based in Calgary, Alberta, RGR Canada’s design and development team continues to design products tailored to evolving market trends and consumer preferences that reflect technological innovation and comply with applicable Laws.

Through its relationships with its manufacturers, based in Asia, Canada, the United States, and elsewhere, which specialize in various areas of assembly and manufacturing, RGR Canada continues to deliver to market a suite of high quality, proprietary products (such as high-quality rolling papers) as well as third-party branded products (such as Juju, Zig Zag, and Pax).

Famous Brandz

Famous Brandz is an established leader in the manufacture and distribution of branded smoking accessories and other alternative lifestyle products. Founded in 2015, Famous Brandz utilizes licensed trademarks associated with leading cannabis culture brands established by celebrities and entertainment companies (such as Snoop Dogg Pounds, Trailer Park Boys, Cheech & Chong’s Up in Smoke, and Jay and Silent Bob) in its design and manufacture of various branded smoking accessories and other alternative lifestyle products.

Famous Brandz distributes its products to wholesalers and retailers across the globe through business-to-business distribution channels and through a business-to-customer retail e-commerce platform. Famous Brandz has established relationships with an extensive network of distributors, wholesalers and retailers with a presence across Canada, the United States and Europe, with the majority of its products being offered for sale in the United States.

Further information regarding the High Tide Business and its operations can be found in the documents incorporated, or deemed incorporated, by reference herein. See “High Tide Documents Incorporated by Reference”.

General Development of the High Tide Business: Two Year History

The following is a description of the general development of the High Tide Business during the last two financial years of High Tide ended October 31, 2018 and 2019, as well as the one year period prior to the beginning of the financial year of High Tide ended October 31, 2018.

Developments during the one year period prior to the beginning of the financial year ended October 31, 2018

•	High Tide was incorporated on February 8, 2018, and prior to such date (and the completion of the corporate reorganizations described below), Smoker’s Corner Ltd., and, as described above in this Appendix D, each of RGR Canada and Famous Brandz, had commenced their respective business operations, in the ordinary course, and their respective businesses were each at a semi-developed stage. Prior to February 8, 2018 (and the completion of the corporate reorganizations described below), KushBar and Canna Cabana did not have any active business operations, and were preparing to commence their respective business operations, as described above in this Appendix D. Please see the section of this Appendix D entitled “Intercorporate Relationships”.

Developments during the financial year ended October 31, 2018

•	February 28, 2018: High Tide completed a corporate reorganization, whereby High Tide acquired: (a) all of the issued and outstanding common shares and preferred shares of RGR Canada, and in exchange, issued an aggregate of 51,257,144 High Tide Shares to the former shareholders of RGR Canada, and (b) all of the issued and outstanding common shares and preferred shares of Smoker’s Corner Ltd., and in exchange, issued an aggregate of 56,382,855 High Tide Shares to the former shareholders of Smoker’s Corner Ltd. In connection with the acquisition of RGR Canada, 22,564,420 High Tide Shares were issued to Raj Grover, the President, Chief Executive Officer, and Director of High Tide, 22,564,420 High Tide Shares were issued to Roza Grover, Mr. Grover’s spouse, and 6,128,304 High Tide Shares were issued to the Grover Family Trust, a non-arm’s length entity to Mr. Grover. In connection with the acquisition of Smoker’s Corner Ltd., 50,358,603 High Tide Shares were issued to Mr. Grover and 6,024,252 High Tide Shares were issued to the Grover Family Trust.

6

•	April 30, 2018: High Tide completed a corporate reorganization, whereby High Tide acquired all of the issued and outstanding common shares of Famous Brandz, and in exchange, issued an aggregate of 30,324,120 High Tide Shares to the former shareholders of Famous Brandz. Raj Grover, directly and indirectly, held 50% of the issued and outstanding share capital of Famous Brandz prior to the acquisition.

•	April 18, 2018 to April 30, 2018: High Tide completed a non-brokered private placement offering, pursuant to which High Tide issued an aggregate of 10,225,800 High Tide Shares at a price of $0.362 per High Tide Share for gross proceeds of $3,705,000. In connection with the offering, High Tide granted to a certain qualified finder, High Tide Warrants to purchase up to 670,680 High Tide Shares at a price of $0.362 per High Tide Share for a period of 24 months from the date of issuance.

•	August 22, 2018: High Tide completed a brokered private placement offering of 17,911,459 High Tide Special Warrants at a price of $0.50 per High Tide Special Warrant, for aggregate gross proceeds of $8,955,729 (the “High Tide Special Warrants Offering Tranche 1”). The High Tide Special Warrants were issued on a private placement basis pursuant to prospectus exemptions under applicable Securities Laws. Each High Tide Special Warrant entitled the holder thereof to acquire, without additional payment, one unit of High Tide (each, a “High Tide Unit”), with each High Tide Unit comprised of one High Tide Share and one-half of one (0.5) High Tide Warrant. Each whole High Tide Warrant entitled the holder thereof to acquire one High Tide Share at an exercise price of $0.3246 for 24 months following the date on which the High Tide Shares are listed and posted for trading on the CSE.

•	October 2, 2018: High Tide completed a brokered private placement offering of 18,817,015 High Tide Special Warrants at a price of $0.50 per High Tide Special Warrant, for aggregate gross proceeds of $9,408,508. The High Tide Special Warrants were issued on a private placement basis pursuant to prospectus exemptions under applicable Securities Laws, and had characteristics identical to the High Tide Special Warrants issued pursuant to the High Tide Special Warrants Offering Tranche 1.

Developments during the financial year ended October 31, 2019

•	December 13, 2018: High Tide completed a brokered private placement of High Tide Unsecured Debentures at a price of $1,000 per High Tide Unsecured Debenture, for gross proceeds of $11,330,000. The High Tide Unsecured Debentures were issued pursuant to the terms of the High Tide Debenture Indenture. The High Tide Unsecured Debentures bear interest at a rate of 8.5% per annum, with interest payable on the last business day of each calendar quarter, and are convertible into High Tide Shares at a conversion price of $0.75 per High Tide Share and mature two years from the closing date of the offering. The High Tide Unsecured Debentures are unsecured obligations of High Tide and rank pari passu in right of payment of principal and interest with all existing and future unsecured senior indebtedness of High Tide.

•	December 17, 2018: The High Tide Shares commenced trading publicly on the CSE, under the trading symbol “HITI”.

•	December 19, 2018: High Tide completed the acquisition of all of the issued and outstanding shares of the Grasscity Entities. The Grasscity Entities operate a premier online store for smoking accessories and cannabis lifestyle products in Amsterdam, Netherlands, under the name “Grasscity.com”. The acquisition was completed at an aggregate purchase price of approximately $6,730,000, of which approximately $4,205,235 was satisfied through the issuance of 8,410,470 High Tide Special Warrants. Upon closing of the transaction, the High Tide Special Warrants automatically converted into an equivalent number of High Tide Shares, at no additional cost to the vendors.

7

•	January 31, 2019: The High Tide Shares commenced trading publicly on the Frankfurt Stock Exchange, under the trading symbol “2LY”.

•	Feb. 4, 2019: High Tide entered into a letter of intent with one of the winners selected in the First Expression of Interest Application Lottery to apply for a Retail Store Authorization to operate a cannabis retail store in the province of Ontario. Pursuant to the letter of intent, which marked the beginning of High Tide’s expansion into the province of Ontario, High Tide agreed to support the winner with the establishment and operation of a retail cannabis store in the City of Sudbury, Ontario.

•	Feb. 12, 2019: High Tide entered into an arrangement with a second winner selected in the First Expression of Interest Application Lottery to apply for a Retail Store Authorization to operate a cannabis retail store in the province of Ontario. Pursuant to the arrangement with the second winner, High Tide agreed to support the second winner with the establishment and operation of a retail cannabis store in the City of Hamilton, Ontario.

•	March 19, 2019: High Tide entered into an arrangement with a third winner selected in the First Expression of Interest Application Lottery to apply for a Retail Store Authorization to operate a cannabis retail store in the province of Ontario. Pursuant to the arrangement with the third winner, High Tide agreed to support the third winner with the establishment and operation of a retail cannabis store within the City of Toronto, Ontario.

•	April 22, 2019: High Tide completed the first tranche of a non-brokered private placement of High Tide Unsecured Debentures at a price of $1,000 per High Tide Unsecured Debenture, for gross proceeds of $8,360,000 (the “High Tide Second Debentures Offering Tranche 1”). The High Tide Unsecured Debentures bear interest at a rate of 10% per annum, with interest for the applicable year payable upfront in High Tide Shares, based on the volume weighted average trading price of the High Tide Shares on the CSE during the 10 trading days prior to, as applicable, the closing date or the issuance date. The High Tide Unsecured Debentures are convertible into High Tide Shares at a conversion price of $0.75 per High Tide Share and mature two years from the closing date of the offering. The High Tide Unsecured Debentures are unsecured obligations of High Tide and rank pari passu in right of payment of principal and interest with all of the existing and future unsecured indebtedness of High Tide. In connection with the High Tide Second Debentures Offering Tranche 1, High Tide issued an aggregate of 11,146,667 High Tide Warrants to subscribers in the offering. Each High Tide Warrant entitled the holder thereof to acquire one High Tide Share at an exercise price of $0.85 per High Tide Share during a period of 24 months following the date of issuance.

•	May 24, 2019: High Tide completed the acquisition of Dreamweavers Cannabis, a leading retail cannabis store and e-commerce business operating in Swift Current, Saskatchewan. The consideration for the acquisition was satisfied through (a) a cash payment in the amount of $1,550,00 to the vendors, and (b) the issuance, to the vendors, of 3,100,000 High Tide Special Warrants. Pursuant to the agreement entered into by the parties in connection with the acquisition of Dreamweavers Cannabis, a portion of the consideration, in the amount of $300,000, was deferred, to be paid over the course of five years, in equal instalments on each anniversary of the closing date. Upon closing of the transaction, the High Tide Special Warrants automatically converted into an equivalent number of High Tide Shares, and 1,550,000 High Tide Warrants, in each case at no additional cost to the vendors. Each High Tide Warrant is exercisable at an exercise price of $0.75 per High Tide Share, during a period of 24 months following the date of issuance.

•	June 17, 2019: High Tide completed the second tranche of a non-brokered private placement of High Tide Unsecured Debentures, at a price of $1,000 per High Tide Unsecured Debenture, for gross proceeds of $3,200,000. The High Tide Unsecured Debentures were issued on a private placement basis pursuant to prospectus exemptions under applicable Securities Laws, and had characteristics identical to the High Tide Unsecured Debentures issued pursuant to the High Tide Second Debentures Offering Tranche 1. In connection with the offering, High Tide issued an aggregate of 4,266,667 High Tide Warrants to subscribers in the offering. Each High Tide Warrant entitled the holder thereof to acquire one High Tide Share at an exercise price of $0.85 per High Tide Share during a period of 24 months following the date of issuance.

8

•	July 23, 2019: High Tide entered into a five year lease, with an option to extend the term, for a warehouse facility of approximately 25,000 square feet in Las Vegas, Nevada (the “Nevada Warehouse”) to serve as High Tide’s primary storage and distribution hub in the United States. The Nevada Warehouse, which serves as a shipping hub to customers of the Grasscity e-commerce website who are based in the United States, marked a pivotal point in the expansion of the wholesale segment of the High Tide Business.

Developments subsequent to the financial year ended October 31, 2019

•	December 12, 2019: High Tide acquired the remaining 49.9% interest (the “Minority Interest”) in High Tide’s then majority-owned subsidiary, KushBar, pursuant to the terms of the Kushbar SPA. Following the completion of the acquisition of the Minority Interest, KushBar became a wholly-owned subsidiary of High Tide. The consideration for the Minority Interest was satisfied by the issuance, to 2651576 Ontario Inc., of a secured convertible debenture in the principal amount of approximately $700,000 (and due 24 months from the date of issuance) and the issuance of 2,645,503 High Tide Shares. The outstanding principal amount under the debenture is convertible, at the holder’s option, before the maturity date into High Tide Shares at a price of $0.25 per High Tide Share. The secured convertible debenture does not bear any interest until the maturity date, whereupon, any principal amount outstanding will bear interest at a rate of 10% per annum until repaid.

•	January 1, 2020: High Tide launched its proprietary data analytics service platform (“Cabanalytics”), which provides High Tide with a deep understanding of consumer behaviours and preferences. Cabanalytics serves as a new revenue stream by providing consumer and product insights to Licensed Producers and other companies supporting the cannabis sector. High Tide continues to develop the program with a number of Licensed Producers and other market participants.

•	January 6, 2020: High Tide entered into the Windsor Loan Agreement, and secured a senior secured, non-revolving term credit facility in the amount of up to $10,000,000 (the “Windsor Credit Facility”). The Windsor Credit Facility provides High Tide with immediate access to an initial $6,000,000, and subject to satisfaction of certain conditions, will provide High Tide with access to an additional $4,000,000. Amounts drawn down under the Windsor Credit Facility bear interest at a rate of 11.5% per annum, with interest payable monthly in arrears on the last day of each calendar month. Provided that certain conditions are satisfied, the Windsor Credit Facility will automatically extend for an additional one year term. The principal amount advanced under the Windsor Credit Facility is convertible, during its term at any time after an initial 6 month hold period, and at Windsor’s option, into High Tide Shares at a conversion price of $0.17 (subject to downward adjustments in certain instances). In connection with the Windsor Credit Facility, High Tide also issued to Windsor 58,823,529 High Tide Warrants. The High Tide Warrants are subject to vesting, with 35,294,117 High Tide Warrants having vested as of the date of this Information Circular, and the remaining High Tide Warrants to vest on date(s) tied to the amount of any future advances under the Windsor Credit Facility. Each High Tide Warrant will entitle the holder thereof, following the vesting date applicable to such High Tide Warrant, to acquire one High Tide Share at an exercise price equal to 150% of the conversion price per High Tide Share provided for in the Windsor Loan Agreement in respect of the principal amount advanced thereunder, for a period of two years from the date of issuance.

•	January 24, 2020: High Tide completed the acquisition of a 100% interest in 2680495 Ontario Inc., the operator of a Canna Cabana branded retail cannabis store in Hamilton, Ontario. As consideration for the acquisition, High Tide paid to the vendor $2,097,816 in cash and issued to the vendor 4,761,904 High Tide Shares. Following the completion of the acquisition, 2680495 Ontario Inc. became a wholly-owned subsidiary of High Tide.

•	January 27, 2020: High Tide acquired a 50% interest in Saturninus Partners, the operator of a Canna Cabana branded retail cannabis store in Sudbury, Ontario. As consideration for the acquisition, High Tide issued to a nominee of the partners of Saturninus Partners an aggregate of 5,319,149 High Tide Shares, as well as 2,500,000 High Tide Warrants. Each High Tide Warrant entitles the holder thereof to acquire one High Tide Share at an exercise price of $0.40 per share for a period of two years from the date of issuance.

9

•	February 21, 2020: High Tide completed the acquisition of a retail cannabis store currently operating in Tisdale, Saskatchewan (the “Tisdale Store”) as licensed by the Saskatchewan Liquor and Gaming Authority. The consideration paid to acquire the Tisdale Store was comprised of $219,000 in cash, $500,000 in the form of a promissory note due six months from the time of closing of the transaction, and 5,000,000 High Tide Shares having a fair value of $975,000.

•	July 23, 2020: High Tide completed a debt restructuring transaction with the High Tide Key Investor (the “High Tide Debt Restructuring”), as part of which, the parties amended and restated an 8.5% senior unsecured convertible debenture issued by High Tide in December 2018 to the High Tide Key Investor (the “Original Debenture”). Pursuant to the High Tide Debt Restructuring, in consideration of High Tide’s agreement to pay to the High Tide Key Investor certain structured installment payments over a period of over approximately three years, beginning on November 1, 2021, the parties agreed to (a) amend the Original Debenture into a secured convertible debenture of High Tide (the “Amended Debenture”) in the principal amount of $10,807,500 (the “Deferred Amount”), (b) extended the maturity date of the Amended Debenture to January 1, 2025, (c) amend the conversion price such that the Deferred Amount is convertible into High Tide Shares at a conversion price of $0.425 per High Tide Share, and (d) amend the interest provisions such that the Deferred Amount will not bear any interest until maturity, with the portion of the Deferred Amount outstanding on maturity bearing interest on and from the maturity date at a rate of 8.5% per annum. High Tide’s obligations under the Amended Debenture are secured by the assets of High Tide and certain of its Subsidiaries pursuant to a subordinated security interest (ranking behind the senior creditors of High Tide) granted in favour of the High Tide Key Investor and such other persons who may from time to time become a party to the security agreement entered into by the parties in connection with the High Tide Debt Restructuring.

•	September 13, 2020: High Tide extended the term of a $2,000,000 loan (bearing interest at an interest rate of 12% per annum) which High Tide had previously obtained from an arm’s length third party pursuant to a loan agreement dated September 4, 2019. Under the terms of an amending agreement entered into by High Tide and the lender, the parties agreed to extend the maturity of the loan until September 30, 2021. The parties also entered into a warrant exchange agreement wherein 1,600,000 High Tide Warrants previously issued to the lender in consideration for the loan (and having an exercise price of $0.85 per High Tide Share) were terminated and High Tide issued to the lender 1,600,000 new High Tide Warrants having an exercise price of $0.30 per High Tide Share and expiring on September 30, 2021.

Retail Cannabis Stores

The following chart sets out the retail cannabis stores operated by High Tide, as at the date of this Information Circular:

Municipality and Province	Number of Stores	Store Brand
Airdrie, Alberta	1	Canna Cabana
Banff, Alberta	1	Canna Cabana
Beaumont, Alberta	1	Canna Cabana
Bonnyville, Alberta	1	Canna Cabana
Burlington, Ontario	1	Canna Cabana
Calgary, Alberta	5	Canna Cabana
Edmonton, Alberta	4	Canna Cabana
Fort Saskatchewan, Alberta	1	Canna Cabana
Grande Prairie, Alberta	1	Canna Cabana
Hamilton, Ontario	1	Canna Cabana
Lacombe, Alberta	1	Canna Cabana
Lethbridge, Alberta	1	Canna Cabana
Lloydminster, Alberta	1	Canna Cabana
Niagara Falls, Ontario	1	Canna Cabana
Okotoks, Alberta	1	Canna Cabana
Olds, Alberta	1	Canna Cabana

10

Municipality and Province	Number of Stores	Store Brand
Red Deer, Alberta	2	Canna Cabana
St. Albert, Alberta	1	Canna Cabana
Sudbury, Ontario	1	Canna Cabana
Swift Current, Saskatchewan	1	Canna Cabana
Tisdale, Saskatchewan	1	Canna Cabana
Toronto, Ontario	3	Canna Cabana
Vegreville, Alberta	1	Canna Cabana
Whitecourt, Alberta	1	Canna Cabana
Medicine Hat, Alberta	1	KushBar
Morinville, Alberta	1	KushBar
Camrose, Alberta	1	KushBar

Production and Sales

Famous Brandz, High Tide’s wholesale Subsidiary, manufactures smoking accessories that are sold through High Tide’s bricks and mortar retail cannabis stores and online through Grasscity.com. As a vertically-integrated company, High Tide produces approximately 38% of all products sold in the retail segment of the High Tide Business, and 67% of all products sold in the wholesale segment of the High Tide Business. See “Intercorporate Relationships – Famous Brandz” above.

Specialized Skill and Knowledge

All aspects of the High Tide Business require specialized skills and knowledge, including in, among other things, the retail sale of cannabis and cannabis products within various jurisdictions in Canada, in accordance with applicable Laws. High Tide’s Management team is comprised of individuals (including consultants and advisors), who bring together strong complementary skills, expertise and experience in various aspects of the cannabis, retail, wholesale and manufacturing industries, as well as strong capital markets experience. High Tide’s experienced Management team, along with its other employees, subcontractors and consultants, have the required expertise and specialized knowledge and are well-positioned to implement High Tide’s retail-focused cannabis business strategy.

Competitive Conditions

High Tide faces, and will continue to face, intense competition from existing and new retailers, wholesalers, producers and retailers of adult-use cannabis, and other applicable participants in the cannabis industry whose services overlap with the retail cannabis segment, as well as other segment(s) of the cannabis industry within which High Tide may from time to time be engaged in. Some of the competitors of High Tide may have greater financial resources, market access and manufacturing and marketing experience than High Tide.

Increased competition by numerous independent cannabis retail outlets and larger and better financed competitors (including new entrants), could have a High Tide Material Adverse Effect on High Tide.

High Tide believes that its competition can be broadly grouped into the following four categories:

(a)	Vertically Integrated Competitors: This class of competitors (which may include Licensed Producers of cannabis that are able to produce cannabis and cannabis products sold at retail stores of their affiliates) includes well-financed competitors with an established operating history in Canada, and significant scale. These competitors are able to compete directly with High Tide in the cannabis markets in the provinces of Alberta, Ontario and Saskatchewan.

(b)	Existing Retailers: This class of competitors includes early-stage and semi-developed retail cannabis businesses, as well as established retail cannabis businesses, which may be well capitalized, and which may also have an established and longer retail operating history in Canada. These competitors are able to compete directly with High Tide in the cannabis markets in the provinces of Alberta, Ontario and Saskatchewan.

11

(c)	Government Competition: This class of competitors includes government wholesalers that sell directly to consumers, such as the Ontario Cannabis Store in the province of Ontario and the AGLC in the province of Alberta. These competitors are able to compete directly with High Tide in the cannabis markets in the provinces of Alberta and Ontario.

(d)	Illicit Market: This class of competitors includes Persons and businesses operating in the illicit market within various jurisdictions across Canada. These competitors, who Management believes continue to divert a sizeable number of commercial opportunities from High Tide, are able to compete directly with High Tide in the cannabis markets in the provinces of Alberta, Ontario and Saskatchewan.

(e)	Existing Wholesalers: This class of competitors includes early-stage and semi-developed wholesalers, as well as established wholesalers, which may be well capitalized, and which may also have an established and longer retail operating history in Canada. These competitors are able to compete directly with High Tide in the cannabis markets in the provinces of Alberta, Ontario and Saskatchewan within Canada, as well as in the United States. As of the date of this Information Circular, most of High Tide’s competitors in the wholesale segment of the High Tide Business operate primarily as product distributors, whereas RGR Canada and Famous Brandz both design, directly source, import and distribute their respective product offerings. As a result, Management believes that this provides High Tide with a competitive advantage through vertical integration, enabling RGR Canada and Famous Brandz to bring to market unique product designs and offer wholesale customers favourable and flexible pricing.

To remain competitive, High Tide will require a continued high level of investment in research and development, marketing, sales and client support. High Tide may not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis which could have a High Tide Material Adverse Effect on High Tide. However, High Tide believes that the experience of Management in the retail cannabis spaces has and will continue to provide High Tide with a competitive advantage in navigating the complexities of a highly regulated, evolving marketplace and that its competitive position is at least equivalent to that of other cannabis retailers in Canada of a similar size and at a similar stage of development.

Cycles

The High Tide Business is not cyclical or seasonal. However, the High Tide Business may, from time to time, be affected by supply constraints and disruptions and seasonal variations that impact the supply of cannabis and cannabis products. The impact of such supply constraints and disruptions and seasonal variations on the High Tide Business and its operating results cannot be predicted at this time.

Intangible Properties

High Tide’s consumer-focused brands, Canna Cabana, KushBar, Famous Brandz and CBDCity, have been an important part of the operation of High Tide, and trademarks and other intellectual property rights continue to be essential to maintain the success and competitive position of High Tide.

High Tide’s portfolio of registered trademarks and designs continue to be valuable assets that distinguish High Tide’s brand and reinforce customers’ positive perception of its products and stores. As such, High Tide has devoted significant resources to the protection of its intellectual property rights, through, among other things, trade secrets, technical know-how and proprietary information. High Tide will continue to seek protection of its intellectual property by seeking and obtaining registered protection (including patents) where possible, developing and implementing standard operating procedures and entering into agreements with parties that have access to High Tide’s inventions, trade secrets, technical know-how and proprietary information such as business partners, collaborators, employees and consultants, to protect the confidentiality and ownership of intellectual property.

12

Employees

As at the date of this Information Circular, High Tide had approximately 296 employees, with approximately 268 employees based in Canada, nine employees based in the United States, and approximately 19 employees based in other jurisdictions (including the Netherlands).

Foreign Operations

As at the date of this Information Circular, High Tide conducts operations in the United States through Famous Brandz, within States in which the manufacture and distribution of branded smoking accessories and other alternative lifestyle products are permitted under applicable Laws, including the States of Illinois, Michigan, California, and Ohio. Approximately 7% (2018 – 21%) of High Tide’s annual sales from continuing operations for the financial year of High Tide ended October 31, 2019 were attributable to the operations of Famous Brandz in the United States.

As at the date of this Information Circular, High Tide also conducts operations in the Netherlands through the Grasscity Entities, in accordance with applicable Laws. Approximately 14% (2018 – Nil%) of High Tide’s annual sales from continuing operations for the financial year of High Tide ended October 31, 2019 were attributable to the operations of the Grasscity Entities in the Netherlands.

Management anticipates that the operations of Famous Brandz and the Grasscity Entities in the United States and the Netherlands, respectively, will contribute an approximately consistent percentage of High Tide’s annual sales from continuing operations for the financial year of High Tide ending October 31, 2020.

In May 2020, High Tide launched CBDCity.com and began conducting additional operations in the United States through the Grasscity Entities, within States in which activities relating to industrial hemp and industrial hemp-based CBD have been legalized under applicable Laws. Management cannot presently estimate the percentage of High Tide’s annual sales from continuing operations that will be attributable the operations of CBDCity.com for the financial year of High Tide ending October 31, 2020.

Consolidated Capitalization

The share and loan capital of High Tide as at the date of this Information Circular are disclosed in the High Tide Interim Financial Statements, which are incorporated by reference herein. There have been no material changes in the share and loan capital of High Tide since the date of the High Tide Interim Financial Statements.

The following table sets out High Tide’s consolidated capitalization as at July 31, 2020: (a) before giving effect to the Arrangement; and (b) after giving effect to the Arrangement. The financial information set out below should be read in conjunction with the High Tide Annual Financial Statements (including the notes thereto) and the related management’s discussion and analysis of High Tide for the High Tide Annual Financial Statements, as well as the High Tide Interim Financial Statements (including the notes thereto) and the related management’s discussion and analysis of High Tide for the High Tide Interim Financial Statements, each incorporated by reference into this section. The financial information set out below should also be read in conjunction with the pro forma consolidated financial statements of High Tide after giving effect to the Arrangement attached as Appendix G – “Pro Forma Financial Statements of High Tide” to this Information Circular.

	As at July 31, 2020 (Unaudited) (1)		Pro Forma As at July 31, 2020 (Unaudited)(1) (2)
Cash and Cash Equivalents	$7,108		$15,898
Shareholders’ Equity	$13,652		$42,089
Share Capital	$32,208		$63,607
High Tide Shares Issued and Outstanding	236,380,280	(3)	431,404,341	(4)
Contributed Surplus	$2,621		$3,224
Accumulated Deficit	$(32,013)		$(37,417)

Notes:

(1)	All figures expressed in thousands of Canadian dollars, except share amounts.

13

(2)	After giving effect to the Arrangement.
(3)	Presented on an undiluted basis. Excludes the following securities of High Tide: (a) 9,510,000 High Tide Shares issuable on the exercise of High Tide Options, (b) 109,873,310 High Tide Shares issuable upon the exercise of High Tide Warrants, (c) 38,963,648 High Tide Shares issuable upon the conversion of High Tide Unsecured Debentures, (d) 29,139,327 High Tide Shares issuable upon the conversion of High Tide Secured Debentures, and (e) 29,410,751 High Tide Shares issuable upon the conversion of the High Tide Secured Loan Instrument. For additional details, please see “Description of Share Capital”, below.
(4)	Presented on an undiluted basis. Excludes the securities of High Tide described in footnote (3) above, as well as the following securities of META: (a) 4,109,273 High Tide Shares issuable upon the exercise of the META Options, (b) 44,938,012 High Tide Shares issuable upon the exercise of the META Warrants, (c) 96,136,364 High Tide Shares issuable upon the conversion of the META Debentures, and (d) 3,269,644 High Tide Shares issuable upon the exercise of the META RSUs. The number of High Tide Shares issuable upon conversion of the META Debentures assumes the amendments contemplated in the META Debenture Agreements which include a conversion price for each META Debenture of $0.22 per High Tide Share, as further described in “Summary of the Arrangement – META Debenture Agreements” in the Information Circular.

High Tide’s pro forma share capital as at July 31, 2020, after giving effect to the Arrangement, has been determined as follows:

	Number of High Tide Shares(1)	Share Capital(1)
High Tide Shares issued and outstanding at July 31, 2020	236,380,280	$32,208
Fair value of High Tide Shares issued to acquire META	195,024,061	$31,399
Pro-Forma Share Capital	431,404,341	$63,607

Notes:

(1)	All figures expressed in thousands of Canadian dollars, except share and per share amounts.

Description of Share Capital

High Tide’s authorized share capital consists of an unlimited number of High Tide Shares without par value. As at the date of this Information Circular, there are 238,231,132 High Tide Shares issued and outstanding. In addition, as at the date of this Information Circular, there are (a) 9,510,000 High Tide Shares issuable on the exercise of 9,510,000 High Tide Options, (b) 109,873,310 High Tide Shares issuable upon the exercise of 108,679,633 High Tide Warrants (of which 2,387,353 High Tide Warrants are exercisable into 1.5 High Tide Shares), (c) 38,963,648 High Tide Shares issuable upon the conversion of 26 High Tide Unsecured Debentures, (d) 29,139,327 High Tide Shares issuable upon the conversion of 2 High Tide Secured Debentures, and (e) 29,410,751 High Tide Shares issuable upon the conversion of the High Tide Secured Loan Instrument which has a principal amount of $5,000,000 outstanding as of the date of this Information Circular.

High Tide Shareholders are entitled to one vote for each High Tide Share held at all meetings of the High Tide Shareholders, and to receive dividends if, as and when declared by the High Tide Board at its discretion from funds legally available for the payment of dividends. Upon the liquidation, dissolution or winding up of High Tide, High Tide Shareholders are entitled to participate rateably in any distribution of the remaining property or assets of High Tide, subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares of High Tide ranking senior in priority to, or on a pro rata basis with, the High Tide Shareholders.

The High Tide Shares do not carry any pre-emptive rights, conversion or exchange rights, or redemption, retraction, repurchase rights, nor do they contain any sinking fund or purchase fund provisions. There are no provisions requiring a holder of High Tide Shares to contribute additional capital, and there are no restrictions on the issuance of additional High Tide Shares by High Tide.

Price Range and Trading Volumes of the High Tide Shares

The High Tide Shares are listed on the CSE, under the trading symbol “HITI”, the Frankfurt Stock Exchange, under the trading symbol “2LY”, and on the OTCQB Venture Market, under the trading symbol “HITIF”.

14

The following table sets forth a summary of the price ranges and volumes of the High Tide Shares traded on the CSE, for the months indicated. Unless otherwise noted, all figures are presented in Canadian dollars.

Period	High (CDN)	Low (CDN)	Trading Volume
September 1, 2020 – September 22, 2020	$0.20	$0.16	10,286,287
August 2020	$0.215	$0.145	14,368,381
July 2020	$0.165	$0.14	6,641,701
June 2020	$0.22	$0.15	12,334,915
May 2020	$0.20	$0.135	6,971,101
April 2020	$0.165	$0.09	4,734,470
March 2020	$0.185	$0.085	8,035,832
February 2020	$0.22	$0.14	3,735,504
January 2020	$0.26	$0.15	11,415,790
December 2019	$0.23	$0.16	7,211,534
November 2019	$0.285	$0.18	4,120,140
October 2019	$0.35	$0.20	5,841,075
September 2019	$0.39	$0.27	4,049,274
August 2019	$0.43	$0.32	4,863,388

The following table sets forth a summary of the price ranges and volumes of the High Tide Shares traded on the OTCQB Venture Market, for the months indicated. The OTCQB Venture Market is the foreign marketplace on which the greatest volume or quotation for the High Tide Shares generally occurs. Unless otherwise noted, all figures are presented in United States dollars.

Period	High (USD)	Low (USD)	Trading Volume
September 1, 2020 – September 22, 2020	$0.155	$0.119	2,817,714
August 2020	$0.1649	$0.1020	3,692,656
July 2020	$0.127	$0.0981	3,578,610
June 2020	$0.1651	$0.103	4,978,448
May 2020	$0.1416	$0.092	3,190,797
April 2020	$0.1131	$0.062	1,803,885
March 2020	$0.141	$0.0433	3,801,360
February 2020	$0.1709	$0.1019	2,387,900
January 2020	$0.197	$0.113	4,486,967
December 2019	$0.18	$0.12	1,365,617
November 2019	$0.2157	$0.1366	1,265,758
October 2019	$0.265	$0.146	3,400,642
September 2019	$0.3	$0.2019	1,796,401
August 2019	$0.34	$0.2378	4,100,458

15

Prior Sales

During the 12-month period prior to the date of this Information Circular, High Tide issued the following securities:

High Tide Shares

Date of Issuance	Number	Issuance Price (per High Tide Share)
November 1, 2019	277,680(1)	$0.284
November 15, 2019	784,314(2)	$0.215
December 4, 2019	983,720(2)	$0.215
December 12, 2019	2,645,503(3)	$0.1889
December 17, 2019	33,106(2)	$0.215
December 27, 2019	1,142,857(2)	$0.18
January 24, 2020	4,761,905(4)	$0.231
January 27, 2020	5,319,149(5)	$0.1879
January 31, 2020	574,639(6)	$0.18
February 14, 2020	3,000,000(6)	$0.20
February 20, 2020	5,000,000(7)	$0.195
March 6, 2020	612,764(8)	$0.17
April 17, 2020	1,966,666(2)	$0.12
June 15, 2020	1,871,343(2)	$0.171
August 26, 2020	1,851,852(9)	$0.189

Notes:

(1)	Issued to an arm’s length third-party as consideration for investor communications services provided to High Tide.
(2)	Issued to certain holders of the High Tide Unsecured Debentures, in satisfaction of interest payable to the said holders thereunder.
(3)	Issued in connection with the acquisition of the remaining 49.9% interest in KushBar by High Tide.
(4)	Issued in connection with the acquisition of the Canna Cabana retail cannabis store located in Hamilton, Ontario.
(5)	Issued in connection with High Tide’s acquisition of a 50% interest in Saturninus Partners.
(6)	Issued in settlement of certain ordinary course debt incurred by the High Tide on account of services provided to High Tide by an arm’s length party.
(7)	Issued in connection with High Tide’s acquisition of a retail cannabis store in Tisdale, Saskatchewan.
(8)	Issued to an arm’s length third party in connection with the purchase of a development permit and an assumption of a lease agreement.
(9)	Issued upon partial conversion of a High Tide Secured Debenture.

High Tide Options

Date of Issuance	Number	Number of High Tide Shares Issuable Upon Exercise	Exercise Price (per High Tide Share)
February 11, 2020	200,000	200,000	$0.50

High Tide Warrants

Date of Issuance	Number	Number of High Tide Shares Issuable Upon Exercise	Exercise Price (per High Tide Share)
November 13, 2019	3,500,000	3,500,000	$0.30
November 13, 2019	1,000,000	1,000,000	$0.30
November 14, 2019	7,936,507	7,936,507	$0.50
December 4, 2019	8,392,857	8,392,857	$0.50
December 27, 2019	7,936,508	7,936,508	$0.50
January 7, 2020	35,294,117	35,294,117	$0.255
January 27, 2020	2,500,000	2,500,000	$0.40
September 13, 2020	1,600,000	1,600,000	$0.30

16

High Tide Unsecured Debentures

Date of Issuance	Number	Number of High Tide Shares Issuable Upon Conversion	Conversion Price (per High Tide Share)
November 14, 2019	1	7,936,507	$0.252
December 4, 2019	2	8,392,857	$0.252
December 27, 2019	2	7,936,507	$0.252

High Tide Secured Debentures

Date of Issuance	Number	Number of High Tide Shares Issuable Upon Conversion	Conversion Price (per High Tide Share)
December 12, 2019(1)	1	3,709,916	$0.189
July 23, 2020(1)	1	25,429,411	$0.425

Notes:

(1)	See “General Development of the High Tide Business: Two Year History – Developments Subsequent to the Financial Year ended October 31, 2019” above.

High Tide Secured Loan Instrument

Date of Issuance	Number	Number of High Tide Shares Issuable Upon Conversion	Conversion Price (per High Tide Share)
January 7, 2020	1	29,410,751	$0.17

High Tide Escrowed Securities

The following table sets out the securities of High Tide that are, to the knowledge of High Tide, subject to escrow or subject to a contractual restriction on transfer as of the date of this Information Circular.

Designation of Class	Number of Securities Held in Escrow	Percentage of Class(1)
High Tide Shares	43,729,817(2)	18.36%
High Tide Warrants	81,618(2)	0.08%

Notes:

(1)	Based on 238,231,132 High Tide Shares and 108,679,633 High Tide Warrants issued and outstanding as at the date of this Information Circular.
(2)	Pursuant to the High Tide Escrow Agreement, 97,177,371 High Tide Shares and 181,373 High Tide Warrants were deposited into escrow in connection with the listing of the High Tide Shares on the CSE on December 17, 2018. Pursuant to the terms of the High Tide Escrow Agreement, 10% of the High Tide Escrowed Securities were released from escrow on the date the High Tide Shares were listed on the CSE, with the remaining High Tide Escrowed Securities to be released in increments of 15% every 6 months thereafter, subject to acceleration provisions provided for in National Policy 46-201 - Escrow for Initial Public Offering.

17

Directors and Executive Officers

The following table sets out certain information with respect to the directors and officers of High Tide. Each director is elected to hold office until the next annual meeting of the High Tide Shareholders or until their successor is duly elected or appointed.

Name, Province and Country of Residence, and Position	Principal Occupation(s) for Past Five Years	Director or Officer Since	Number and Percentage of High Tide Shares Owned(1)
Harkirat (Raj) Grover(2) (3) Director, President and CEO (Alberta, Canada)	Mr. Grover is the founder of High Tide Inc., and has served as President and Chief Executive Officer, and as Executive Chairman of the High Tide Board since the incorporation of High Tide in February 2018. Since 2009, Mr. Grover has served as a director and officer of Famous Brandz, RGR Canada, Canna Cabana, and KushBar, each of which are wholly-owned subsidiaries of High Tide Inc.	February 8, 2018	97,177,371(4) (40.79%)

Rahim Kanji Chief Financial Officer (Alberta, Canada)	Mr. Kanji has over 18 years of experience in various industries from start-up technology to enterprise oil and gas. Most recently he was the Chief Operating Officer at Kudos Inc., prior to which he was the Controller at Solium Capital Inc.	May 27, 2019	35,000 (0.01%)

Nitin Kaushal (2) (5) Director (Ontario, Canada)	Mr. Kaushal currently serves as Managing Director, Corporate Finance at PwC Canada, and has over 30 years of finance and investment expertise. Mr. Kaushal has held a number of senior roles with Canadian investment banks as well as various roles within the private equity/venture capital industry. He sits on the boards of numerous public and private companies. Mr. Kaushal holds a Bachelor of Science (Chemistry) degree from the University of Toronto, and possesses in-depth knowledge of the cannabis industry.	October 16, 2018	55,555 (0.02%)

Arthur Kwan (2) (3) (5) Director (Alberta, Canada)	Mr. Kwan is the President & Chief Executive Officer of CannaIncome Fund, a private investment firm focused on the cannabis sector. He began his investment career in 1997 with TD Asset Management and brings over 20 years of investment banking, capital markets, and private equity experience. Mr. Kwan has since held increasingly senior investment banking positions with Scotia Capital, PI Financial, and Paradigm Capital, where he was Managing Director, Investment Banking.	August 24, 2018	1,091,355 (0.46%)

Nader Ben Aissa(3)(5) Director (Alberta, Canada)	Mr. Ben Aissa is a lawyer at Hooey and Company Lawyers in Calgary, Alberta, and specializes in commercial law with a wide range of experience in corporate governance, equity financing, and mergers and acquisitions.	August 24, 2018	27,777 (0.01%)

Binyomin Posen Director (Ontario, Canada)	Mr. Posen is a Senior Analyst at Plaza Capital, where he focuses on corporate finance, capital markets and helping companies go public. After three and a half years of studies overseas, he returned to complete his baccalaureate degree in Toronto. Upon graduating (on the Dean’s List) he began his career as an analyst at a Toronto boutique investment bank where his role consisted of raising funds for IPOs and RTOs, business development for portfolio companies and client relations.	July 24, 2019	3,500 (0.001%)

Notes:

(1)	Number of High Tide Shares, being the only class of voting securities of High Tide, beneficially owned, or controlled or directed, directly or indirectly as at the date of this Information Circular. Information regarding High Tide Shares held does not include High Tide Shares issuable upon the exercise of High Tide Options, High Tide Warrants or other convertible securities of High Tide. Information in the table above is derived from High Tide’s review of insider reports filed with SEDI and from information furnished by the respective director and/or officer.

18

(2)	Member of the Nomination and Corporate Governance Committee of High Tide (see 2020 High Tide Information Circular).
(3)	Member of the Compensation Committee of High Tide (see 2020 High Tide Information Circular).
(4)	Includes 59,123,299 High Tide Shares directly owned by Mr. Grover, as well as the following High Tide Shares, beneficially owned by Mr. Grover: (a) 4,119,852 High Tide Shares held by Grover Family Trust, a non-arm’s length entity to Mr. Grover, (b) 11,263,311 High Tide Shares held by 2088550 Alberta Ltd., an entity wholly owned by Mr. Grover and his spouse, Roza Grover, (c) 106,489 High Tide Shares held by Grover Investments Inc., an entity wholly owned by Mr. Grover and Ms. Grover, and (iv) 22,564,420 High Tide Shares held by Ms. Grover.
(5)	Member of the Audit Committee.

As at the date of this Information Circular, based on High Tide’s review of insider reports filed with SEDI and from information furnished by each director and officer of High Tide, the directors and officers of High Tide, as a group, beneficially owned, directly or indirectly, and exercised control or direction over approximately 98,390,558 High Tide Shares, representing approximately 41.30% of the issued and outstanding High Tide Shares.

A biography of the each of the directors and officers of High Tide described above is contained in the 2020 High Tide Information Circular, available under High Tide’s profile on SEDAR at www.sedar.com.

Cease Trade Orders

No director or executive officer of High Tide is, as at the date of this Information Circular, or has been within ten years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including High Tide), that:

(a)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that Person was acting in the capacity as director, chief executive officer or chief financial officer.

Bankruptcies

Other than as disclosed below, no director or executive officer of High Tide, nor a shareholder holding a sufficient number of securities of High Tide to affect materially the control of High Tide:

(a)	is, as at the date of this Information Circular, or has been within the ten years before the date of this Information Circular, a director or executive officer of any company (including High Tide) that, while that Person was acting in that capacity, or within a year of that Person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)	has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Mr. Arthur Kwan, a director of High Tide, previously had declared personal bankruptcy on February 10, 2010. Mr. Kwan underwent a marital divorce along with being a partner in a start-up business that became financially distressed as a result of the economic downturn and recession. Mr. Kwan was unconditionally discharged from his personal bankruptcy on November 15, 2011.

19

Penalties or Sanctions

No director or executive officer of High Tide, nor a shareholder holding a sufficient number of securities of High Tide to affect materially the control of High Tide, has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Conflicts of interest may arise as a result of the directors, officers and promoters of High Tide also holding positions as directors and/or officers of other companies. Some of those persons who are directors and officers of High Tide have and will continue to be engaged in the identification and evaluation of assets and businesses and companies on their own behalf and on behalf of other companies. In addition, as of the date of this Information Circular, High Tide leases an office and a warehouse space in Calgary, Alberta which is owned by Grover Properties Inc., an entity that is controlled by Mr. Raj Grover, the President, Chief Executive Officer, and a director of High Tide. Mr. Grover is also a controlling shareholder of High Tide with beneficial ownership or direction over approximately 40.79% of the High Tide Shares issued and outstanding as at the date of this Information Circular. The lease was established by an independent real estate valuations services company at prevailing market rates and has lease payments totaling $386,000 per annum. Accordingly, situations may arise where the directors and officers, and in particular, Mr. Grover, may be in direct competition with High Tide. Conflicts of interest, if any, will be subject to the procedures and remedies under the ABCA.

Executive Compensation

The following section of this Appendix D contains the disclosure required under Form 51-102F6V – Statement of Executive Compensation – Venture Issuers, in respect of High Tide.

Summary Compensation Table for Named Executive Officers

The following table provides a summary of the total compensation earned during the financial year of High Tide ended October 31, 2019 and 2018 by the High Tide Named Executive Officers, for services rendered in all capacities during such period. The High Tide Named Executive Officers for the purposes of this Appendix D are the individuals listed below.

Table of Compensation Excluding Compensation Securities
Name and Position	Year	Salary, Consulting Fee, Retainer or Commission	Bonus		Committee or Meeting Fees	Value of Perquisites		Value of all Other Compensation	Total Compensation
Harkirat (Raj) Grover(1)	2019	$284,231	$150,000	(2)	Nil	$19,250	(3)	N/A	$453,481
President, CEO & Director	2018	$255,229	Nil		Nil	$26,617	(4)	Nil	$281,846
Rahim Kanji(5)	2019	$57,692	Nil		Nil	Nil		Nil	$57,692
Chief Financial Officer	2018	N/A	N/A		N/A	N/A		N/A	N/A
Matthew Dexter(6)	2019	$71,872	Nil		Nil	Nil		Nil	$71,872
Chief Financial Officer	2018	$40,000	Nil		Nil	Nil		Nil	$40,000
Nick Kuzyk(7)	2019	$141,151	$90,905	(2)(9)	Nil	$4,632		Nil	$236,688
Chief Strategy Officer & SVP Capital Markets	2018(8)	N/A	N/A		N/A	N/A		N/A	N/A
Andy Palalas	2019	$141,154	$45,000	(2)(10)	Nil	Nil		Nil	$186,154
Chief Revenue Officer	2018(8)	N/A	Nil		N/A	N/A		N/A	N/A

Notes:

(1)	Mr. Grover did not receive any compensation as a director of High Tide during the financial years of High Tide ended October 31, 2019 and 2018.
(2)	Represents amounts paid to the respective High Tide Named Executive Officer for services provided to High Tide during the financial year of High Tide ended October 31, 2018.
20

(3)	Represents the fair value of a company vehicle and other allowances provided to Mr. Grover by High Tide.
(4)	Represents the fair value of a company vehicle provided to Mr. Grover by High Tide.
(5)	Mr. Kanji was appointed as Chief Financial Officer on May 27, 2019.
(6)	Mr. Dexter resigned on April 22, 2019.
(7)	Mr. Kuzyk resigned on February 18, 2020.
(8)	For the purposes of this Appendix D, Mr. Kuzyk and Mr. Palalas were not High Tide Named Executive Officers for the financial year of High Tide ended October 31, 2018.
(9)	During the financial year of High Tide ended October 31, 2019, Mr. Kuzyk was awarded a bonus of $90,905 for his services as Chief Strategy Officer & SVP Capital Markets for the financial year of High Tide ended October 31, 2018. High Tide paid $40,905 of the bonus in cash in January 2019, and settled $45,000 by issuing to Mr. Kuzyk 100,000 High Tide Shares in June 2019 at a deemed price of $0.45 per High Tide Share.
(10)	During the financial year of High Tide ended October 31, 2019, Mr. Palalas was awarded a bonus of $45,000 for his services as Chief Revenue Officer for the financial year of High Tide ended October 31, 2018. High Tide settled this amount by issuing to Mr. Palalas 100,000 High Tide Shares in June 2019 at a deemed price of $0.45 per High Tide Share.

Compensation of Directors

Individual Director Compensation

The following table provides a summary of total compensation earned by the directors of High Tide during the financial years of High Tide ended October 31, 2019 and 2018.

Table of Compensation Excluding Compensation Securities
Name and Position	Year	Salary, Consulting Fee, Retainer or Commission		Bonus	Committee or Meeting Fees	Value of Perquisites	Value of all Other Compensation	Total Compensation
Harkirat (Raj) Grover	2019	Nil		Nil	Nil	Nil	Nil	Nil
Director	2018	Nil		Nil	Nil	Nil	Nil	Nil
Nader Ben Aissa	2019	$25,000	(1)	Nil	Nil	Nil	Nil	$25,000
Director	2018	$25,000	(2)	Nil	Nil	Nil	Nil	$25,000
Arthur Kwan	2019	$25,000	(1)	Nil	Nil	Nil	Nil	$25,000
Director	2018	$25,000	(3)	Nil	Nil	Nil	Nil	$25,000
Nitin Kaushal	2019	$25,000	(1)	Nil	Nil	Nil	Nil	$25,000
Director	2018	$25,000	(3)	Nil	Nil	Nil	Nil	$25,000
Binyomin Posen(4)(5)	2019	$6,831	(1)	Nil	Nil	Nil	Nil	$6,831
Director	2018	N/A		N/A	N/A	N/A	N/A	N/A

Notes:

(1)	Represents amount accrued to the respective director for the financial year of High Tide ended October 31, 2019, and payable subsequent to the financial year end.
(2)	Subsequent to the financial year of High Tide ended October 31, 2018, Mr. Ben Aissa was awarded $25,000 for his services as a director during the financial year of High Tide ended October 31, 2018. High Tide settled this amount by paying $12,500 in cash in August 2019, and settled $12,500 by issuing Mr. Ben Aissa 27,777 High Tide Shares in July 2019 at a deemed price of $0.45 per High Tide Share.
(3)	Subsequent to the financial year of High Tide ended October 31, 2018, Mr. Kwan and Mr. Kaushal were each awarded $25,000 for their services as a director during the financial year of High Tide ended October 31, 2018. High Tide settled these amounts by issuing 55,555 High Tide Shares to each of Mr. Kwan and Mr. Kaushal in July 2019 at a deemed price of $0.45 per High Tide Share.
(4)	Mr. Posen was elected as a director on July 24, 2019.
(5)	Mr. Posen’s accrued fee for the financial year of High Tide ended October 31, 2019 is payable subsequent to the said financial year end.

21

Stock Options and Other Compensation Securities

High Tide has in place the High Tide Stock Option Plan, approved by the High Tide Board, and previously approved by the High Tide Shareholders. The High Tide Stock Option Plan is a “rolling” plan which allows High Tide to grant High Tide Options to the directors, officers, employees and consultants of High Tide, up to an aggregate maximum of 10% of the issued and outstanding High Tide Shares, from time to time.

The following table sets forth details of all High Tide Options granted and/or issued to the High Tide Named Executive Officers and directors during the most recently completed financial year of High Tide, ended October 31, 2019, for services provided or to be provided, directly or indirectly, to High Tide.

Compensation Securities
Name and Position	Type of Compensation Security	Number of Compensation Securities, Number of Underlying Securities, and Percentage of Class	Date of Issue or Grant (D/M/Y)	Issue, Conversion or Exercise Price ($)	Closing Price of Security or Underlying Security on Date of Grant ($)	Closing Price of Security or Underlying Security at Year End ($)	Expiry Date (D/M/Y)
Harkirat (Raj) Grover, President, CEO & Director	High Tide Options	1,000,000	21/11/18	$0.50	$0.22	$0.25	21/11/21
Rahim Kanji, Chief Financial Officer	High Tide Options	500,000	20/06/19	$0.50	$0.365	$0.25	20/06/22
Nick Kuzyk Chief Strategy Officer & SVP Capital Markets	High Tide Options	500,000	21/11/18	$0.50	$0.22	$0.25	21/11/21
Andy Palalas Chief Revenue Officer	High Tide Options	500,000	21/11/18	$0.50	$0.22	$0.25	21/11/21
Nitin Kaushal, Director	High Tide Options	500,000 500,000	21/11/18 30/04/19	$0.50 $0.50	N/A $0.415	$0.25 $0.25	21/11/21 30/04/22
Arthur Kwan, Director	High Tide Options	500,000 500,000	21/11/18 30/04/19	$0.50 $0.50	N/A $0.415	$0.25 $0.25	21/11/21 30/04/22
Nader Ben Aissa, Director	High Tide Options	750,000	21/11/18	$0.50	N/A	$0.25	21/11/21
Binyomin Posen, Director	High Tide Options	Nil	N/A	N/A	N/A	N/A	N/A

Exercise of Compensation Securities by High Tide Named Executive Officers and Directors

There were no High Tide Options exercised by any High Tide Named Executive Officer or director during the most recently completed financial year of High Tide, ended October 31, 2019.

The High Tide Stock Option Plan

High Tide currently has in place the High Tide Stock Option Plan, under which High Tide Options are granted to directors, officers, employees and consultants of High Tide or its Subsidiaries, as an incentive to serve High Tide in attaining its goal of improved shareholder value. The principal purposes of the High Tide Stock Option Plan are: (a) to permit the directors, officers, employees, and consultants of High Tide, as well as persons providing investor relation services to High Tide, to participate in the growth and development of High Tide through the grant of equity-based awards, and (b) to allow High Tide to reduce the proportion of executive compensation otherwise paid in cash and reallocate those funds to other corporate initiatives.

22

The High Tide Stock Option Plan is a “rolling” plan pursuant to which the aggregate number of High Tide Shares reserved for issuance thereunder may not exceed, at the time of grant, in aggregate 10% of the issued and outstanding High Tide Shares from time to time.

Summary of Terms and Conditions of the High Tide Stock Option Plan

The following summary of certain terms of the High Tide Stock Option Plan is qualified, in its entirety, by the full text of the High Tide Stock Option Plan, which is available under High Tide’s profile on SEDAR at www.sedar.com.

(a)	Under the High Tide Stock Option Plan, High Tide Options may be granted to directors, officers, consultants, and employees of High Tide or its Subsidiaries, provided that the number of High Tide Shares which will be available for purchase pursuant to the High Tide Stock Option Plan, plus any other outstanding High Tide Options granted pursuant to a previous stock option plan or agreement, does not exceed 10% of the number of High Tide Shares that are outstanding on a fully diluted basis immediately prior to the date of the High Tide Share issuance or grant of a High Tide Option.

(b)	The grant date and the expiry date of a High Tide Option shall be the dates fixed by the High Tide Board or a committee of the High Tide Board to which the responsibility of approving the grant of High Tide Options has been delegated (such committee, referred to in this Appendix D as the “High Tide Approval Committee”).

(c)	The period during which a particular High Tide Option may be exercised shall not exceed ten years from the grant date. Any High Tide Option or part thereof not exercised within the said exercise period shall terminate and become null, void and of no effect as of the expiry date (the “High Tide Option Expiry Date”). The High Tide Option Expiry Date shall occur at the earliest of the date fixed by the High Tide Board or the High Tide Approval Committee, as the case may be, or the 30th day following the date the person ceases to hold their position other than by reason of death or disability, or sooner as prescribed by the High Tide Stock Option Plan.

(d)	The exercise price at which a High Tide Option may be used to purchase a High Tide Share shall be determined by the High Tide Board or the High Tide Approval Committee, as the case may be. The exercise price shall not be less than the market value for the High Tide Shares, and shall be subject to any adjustments as may be required to secure all necessary approvals of any securities regulatory bodies having jurisdiction over High Tide, the High Tide Stock Option Plan or the High Tide Option.

(e)	The High Tide Options are non-assignable and not transferable, except under limited circumstances.

Compensation Discussion and Analysis

Introduction

The Compensation Discussion and Analysis section of this Appendix D sets out the objectives of High Tide’s executive compensation arrangements, High Tide’s executive compensation philosophy and the application of this philosophy to High Tide’s executive compensation arrangements.

The compensation committee of High Tide (such committee, referred to in this Appendix D as the “High Tide Compensation Committee”) has responsibility for approving the compensation program for the High Tide Named Executive Officers and directors. The High Tide Compensation Committee acts pursuant to the charter of the High Tide Compensation Committee, approved by the High Tide Board. The purpose of the High Tide Compensation Committee is to assist the High Tide Board in (a) identifying potential nominees to the High Tide Board, (b) assessing the effectiveness of the directors, the High Tide Board and the various committees of the High Tide Board and the composition of the High Tide Board and its committees, (iii) developing, reviewing and planning High Tide’s approach to corporate governance issues, including the public disclosure of High Tide’s corporate governance practices, (iv) discharging its responsibilities regarding compensation of High Tide’s executives and the members of the High Tide Board, and (v) setting objectives for the Chief Executive Officer of High Tide and evaluating the Chief Executive Officer’s performance. The High Tide Compensation Committee also performs such other activities as are consistent with the charter of the High Tide Compensation Committee, High Tide’s by-laws, and applicable legislation and applicable guidelines which the High Tide Board deems necessary or appropriate for the fulfilment of the High Tide Compensation Committee’s duties and responsibilities.

23

When determining the compensation arrangements for the High Tide Named Executive Officers and directors, the High Tide Board, acting on the advice of the High Tide Compensation Committee, considers the objectives of (a) retaining executives critical to the success of High Tide and the enhancement of shareholder value, (b) providing fair and competitive compensation, (c) balancing the interests of management and the High Tide Shareholders, and (d) rewarding performance, both on an individual basis and with respect to the business in general.

Benchmarking

In determining the compensation level for each executive, the High Tide Board, acting on the advice of the High Tide Compensation Committee, looks at factors such as the relative complexity of the executive’s role within the organization, the executive’s performance and potential for future advancement, the compensation paid by other companies in the same industry as High Tide, and pay equity considerations.

Elements of Compensation

The compensation paid to the High Tide Named Executive Officers and directors in any year consists of three primary components:

(a)	base salary;

(b)	annual short-term incentive bonuses; and

(c)	long-term incentives.

Management believes that making a significant portion of the High Tide Named Executive Officers’ and directors’ compensation based on a base salary, long-term incentives and incentive bonuses supports High Tide’s executive compensation philosophy, as these forms of compensation allow those most accountable for High Tide’s long-term success to acquire and hold High Tide Shares. The key features of these three primary components of compensation are discussed below:

1.	Base Salary

Base salary recognizes the value of an individual to High Tide based on his or her role, skill, performance, contributions, leadership and potential. It is critical in attracting and retaining executive talent in the markets in which High Tide competes for talent. Base salaries for the High Tide Named Executive Officers and directors are reviewed annually. Any change in the base salary of a High Tide Named Executive Officer or a director is generally determined by an assessment of such executive’s performance, a consideration of competitive compensation levels in companies similar to High Tide and a review of the performance of High Tide as a whole and the role such executive officer played in such corporate performance.

2.	Short-Term Incentives

High Tide grants short-term incentive awards to the High Tide Named Executive Officers and directors on an individual basis, in the form of annual cash bonuses, which are intended to motivate and reward executives for achieving and surpassing annual corporate and individual goals approved by the High Tide Board. Management believes that performance-based bonuses promote High Tide’s overall compensation objectives by tying a meaningful portion of an executive’s compensation to the overall growth of the High Tide Business, thereby aligning the interests of executives with the interests of the High Tide Shareholders and other stakeholders. All short-term incentive bonuses are discretionary, awarded at the sole discretion of High Tide.

24

3.	Long-Term Incentives

High Tide’s executives and other employees and consultants, are eligible to participate in the long-term incentive program of High Tide, comprised of High Tide Options issued pursuant to the High Tide Stock Option Plan. The purpose of the long-term incentive program is to promote greater alignment of interests between employees and the High Tide Shareholders and other stakeholders, and to support the achievement of High Tide’s longer-term performance objectives, while providing a long-term retention element.

High Tide does not have any policies which permit or prohibit a High Tide Named Executive Officer or director to purchase financial instruments.

Termination and Change of Control Benefits and Management Contracts

Except as disclosed below, there are no contracts, agreements, plans or arrangements that provide for payments to a High Tide Named Executive Officer or director at, following or in connection with respect to change of control of High Tide, or severance, termination or constructive dismissal of or a change in a High Tide Named Executive Officer’s or director’s responsibilities.

Pursuant to an executive employment agreement, effective May 1, 2019, between High Tide and Mr. Raj Grover, the President, Chief Executive Officer, and director of High Tide (referred to in this Appendix D as the “Grover Agreement”), Mr. Grover is compensated for his role as Chief Executive Officer and President of High Tide with (a) a base salary of $300,000; (b) an annual bonus of up to 100% of his base salary, dependent on High Tide meeting certain performance targets; (c) participation in High Tide’s employee incentive plans and standard medical, dental and insurance programs; (d) an automobile allowance of $24,000 per annum; (e) a financial planning and tax service allowance of $10,000; (f) a personal health and wellness allowance of $2,500; and (g) payment of Mr. Grover’s reasonable travel and business expenses. Mr. Grover may terminate his employment with High Tide for any reason by giving a minimum of one hundred and twenty (120) days written notice to High Tide. In the event High Tide chooses to waive the 120 days written notice period, in whole or in part, Mr. Grover is entitled to receive pay in lieu of notice for the remainder of the notice period which was not worked, paid on the basis of his base salary only. The Grover Agreement also provides that High Tide may terminate Mr. Grover’s employment without cause by payment of a lump sum equal to the greater of: (a) two times the sum of Mr. Grover’s annual base salary, annual value of perquisites and annualized value of benefit plans, and (b) the value of one and one-half months of Mr. Grover’s annual base salary for each complete year of service from the commencement of Mr. Grover’s employment as President of Smoker’s Corner Ltd. (July 1, 2009) and two times the sum of the annual value of perquisites and annualized value of benefit plans. For illustration purposes, assuming: (a) that Mr. Grover’s employment is terminated without notice by High Tide, (b) that Mr. Grover’s annual base salary, annual value of perquisites and annualized value of benefit plans is $350,000, and (c) that, pursuant to the Grover Agreement, Mr. Grover is entitled to two times his base salary, annual value of perquisites and annualized value of benefit plans at the time of such termination, Management estimates that Mr. Grover may be entitled to a lump sum payment of approximately $700,000.

Pursuant to an executive employment agreement, effective May 27, 2019, between High Tide and Mr. Rahim Kanji, the Chief Financial Officer of High Tide (referred to in this Appendix D as the “Kanji Agreement”), Mr. Kanji is compensated for his role as Chief Financial Officer of High Tide with (a) a base salary of $150,000; (b) an annual performance based bonus, determined at the sole discretion of the High Tide Board; (c) 500,000 High Tide Options, with 125,000 High Tide Options being granted on the date of the Kanji Agreement and 125,000 High Tide Options vesting on the 12, 18 and 24 month anniversaries of the Kanji Agreement; (d) payment of Mr. Kanji’s reasonable business and travel expenses; (e) an annual allowance of $1,250 towards the payment of Mr. Kanji’s Chartered Professional Accountant professional fees; and (f) an annual allowance of $2,000 towards the payment of Mr. Kanji’s professional development expenditures. Mr. Kanji may terminate his employment with High Tide for any reason by giving a minimum of thirty (30) days written notice to High Tide. In the event High Tide chooses to waive the 30 days written notice period, in whole or in part, Mr. Kanji is entitled to receive pay in lieu of notice for the remainder of the notice period which was not worked, paid on the basis of his base salary only. The Kanji Agreement also provides that High Tide may terminate Mr. Kanji’s employment without cause by payment of a lump sum equal to one month of base salary for each complete year of service under the Kanji Agreement to a maximum of twenty-four (24) months of base salary.

25

Corporate Governance and Audit Committee

High Tide is committed to sound corporate governance practices. For information concerning High Tide’s corporate governance practices, as well as the audit committee of High Tide, please see the 2020 High Tide Information Circular, which is incorporated by reference herein.

Dividends and Distributions

To date, High Tide has not declared or paid any cash dividends on any of its issued securities. Other than requirements imposed under applicable corporate law, there are no other restrictions on High Tide’s ability to pay dividends under the articles and other constating documents of High Tide. Any determination to pay any future dividends in any of High Tide’s issued securities will remain at the discretion of the High Tide Board and will be made based an assessment of various factors, including, High Tide’s earnings, financial requirements and other conditions deemed relevant by the High Tide Board. High Tide has no intention of paying dividends in the foreseeable future.

Promoters

Mr. Raj Grover, the President, Chief Executive Officer, and a director of High Tide, took the initiative of founding and organizing High Tide and its business and operations, including the business and operations of certain of its Subsidiaries such as RGR Canada, Smoker’s Corner Ltd., Canna Cabana, and KushBar. Accordingly, Mr. Grover may be considered a promoter of High Tide within the meaning of applicable Securities Laws. For a description of the voting and equity securities of High Tide held by Mr. Grover, please see “Directors And Officers” above, and for a description of all compensation received by Mr. Grover during the financial years of High Tide ended October 31, 2019 and 2018, please see “Executive Compensation” above.

As of the date of this Information Circular, High Tide leases an office and a warehouse space in Calgary, Alberta, which is owned by Grover Properties Inc., an entity that is controlled by Mr. Grover. The office and warehouse space were leased to High Tide to accommodate High Tide’s operational expansion in the early stages of its development. The lease, which was established by an independent real estate valuations services company at prevailing market rates, has lease payments totaling $386,000 per annum.

Risk Factors

High Tide is subject to a number of risks. A non-exhaustive list of certain specific and general risks that Management is aware of and believe to be material to, and could affect, the High Tide Business, results of operations, prospects and financial condition of High Tide (the “Non-Exhaustive List of Risk Factors”) is attached as Schedule A to this Appendix D. When reviewing forward-looking statements and other information contained in this Information Circular, readers should carefully consider the Non-Exhaustive List of Risk Factors, as well as other uncertainties, potential events and industry and company-specific factors that may have a High Tide Material Adverse Effect on High Tide.

Additional risks and uncertainties not presently known to High Tide or that High Tide does not currently anticipate will be material may impair High Tide’s business operations and its operating results, and as a result could materially impact the High Tide Business, results of operations, prospects and financial condition of High Tide. Further, High Tide operates in a regulated and rapidly changing environment. New risk factors emerge from time to time and it is not possible for Management to predict all risk factors or the impact of such factors on the High Tide Business. High Tide assumes no obligation to update or revise the Non-Exhaustive List of Risk Factors attached as Schedule A to this Appendix D or other information contained in this Information Circular.

26

Legal Proceedings and Regulatory Actions

Other than as described in the High Tide Interim Financial Statements, incorporated by reference herein, High Tide is not, and was not during the most recently completed financial year, or from the end of the most recently completed financial year to the date of this Information Circular, (a) a party to (nor was any of its property the subject of) any legal proceedings or regulatory actions material to High Tide, and no such proceedings or actions are known to be contemplated, (b) the subject of any penalty or sanction imposed by a court relating to securities legislation, or by a securities regulatory authority, and no such penalties or sanctions are known to be contemplated, or (c) the subject of any penalty or sanction imposed by a court that would likely be considered important to a reasonable investor in making an investment decision in respect of the securities of High Tide, and no such penalties or sanctions are known to be contemplated.

Interests of Management and Others in Material Transactions

Except as disclosed in the documents incorporated by reference herein, or as otherwise disclosed in this Information Circular, High Tide is not aware of any material interest of any director or executive officer, any person that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the High Tide Shares, or any associate or affiliate of the foregoing persons, in any transaction within the three years before the date of this Information Circular that has materially affected, or is reasonably expected to materially affect, High Tide.

Principal Holders of Voting Securities

Other than as disclosed below, as at the date of this Information Circular, to the knowledge of High Tide, and based on the Company’s review of the records maintained by Capital Transfer Agency, ULC, electronic filings with SEDAR, and insider reports filed with the SEDI, no Person beneficially owns, or controls or directs, directly or indirectly, 10% or more of any class of voting securities of High Tide, on a non-diluted basis.

Name	Aggregate Number of High Tide Shares	Percentage of Outstanding High Tide Shares
Harkirat (Raj) Grover	97,177,371 (1)	40.79%

Notes:

(1)	Includes the following High Tide Shares, beneficially owned by Mr. Grover: (a) 4,119,852 High Tide Shares held by Grover Family Trust, a non-arm’s length entity to Mr. Grover, (b) 11,263,311 High Tide Shares held by 2088550 Alberta Ltd., an entity wholly owned by Mr. Grover and his spouse, Roza Grover, (c) 106,489 High Tide Shares held by Grover Investments Inc., an entity wholly owned by Mr. Grover and Ms. Grover, and (d) 22,564,420 High Tide Shares held by Ms. Grover.

Transfer Agent and Registrar and Auditor

High Tide’s registrar and transfer agent for the High Tide Shares and the High Tide Unsecured Debentures is Capital Transfer Agency, ULC at its principal office in Toronto, Ontario.

Ernst & Young LLP have been High Tide’s independent auditors since July 30, 2020. The office of the auditors is located at 2200 – 215 2nd Street SW, Calgary, Alberta, T2P 1M4.

Material Contracts

Except for contracts made in the ordinary course, and in addition to the material contracts of High Tide disclosed in the documents incorporated by reference herein, the following are the only material contracts entered into by High Tide before the date of this Information Circular, that are still in effect:

•	the High Tide Debenture Indenture;

•	the Windsor Loan Agreement, and the following documents, entered into in connection therewith in favour of Windsor: (a) a general security agreement dated January 17, 2020, and (b) a share pledge agreement dated January 17, 2020 (as amended and restated on February 24, 2020);

•	the debt restructuring agreement dated July 23, 2020 and entered into with the High Tide Key Investor in connection with the High Tide Debt Restructuring;

27

•	the Amended Halo Labs APA; and

•	the Arrangement Agreement (please see “The Arrangement Agreement” of this Information Circular).

Interest of Experts

The following are the persons or companies who were named as having prepared or certified a statement, report or valuation in this Information Circular either directly or in a document incorporated by reference and whose profession or business gives authority to the statement, report or valuation made by the person or company:

MNP LLP, High Tide’s former and independent auditors, have prepared an independent audit report dated February 28, 2020 in respect of the High Tide Annual Financial Statements. MNP LLP have confirmed that they are independent of High Tide within the meaning of the ‘Rules of Professional Conduct’ of the Institute of Chartered Accountants of Alberta.

Shimmy Posen, a partner at Garfinkle Biderman LLP, holds 3,032,127 High Tide Shares. Excluding Mr. Posen, partners and associates of Garfinkle Biderman LLP, beneficially own, directly or indirectly, less than 1% of the outstanding META Shares and less than 1% of the outstanding High Tide Shares. Mr. Posen does not hold any META Shares.

Additional Information

Additional information relating to High Tide is available under High Tide’s issuer profile on SEDAR at www.sedar.com, including, but not limited to: (a) additional information concerning the remuneration and indebtedness, of the directors and officers of High Tide, and the securities authorized for issuance under High Tide’s equity compensation plan, and (b) additional financial information concerning High Tide (including the High Tide Annual Financial Statements, the auditor’s report thereon, and related management’s discussion and analysis for the High Tide Annual Financial Statements).

U.S. Cannabis-Related Activities Disclosure

In light of the political and regulatory uncertainty surrounding the treatment of U.S. cannabis-related activities, including the rescission of the Cole Memorandum and the 2014 Cole Memorandum discussed in Schedule B – “U.S. Cannabis-Related Activities Disclosure” to this Appendix D, on February 8, 2018 the Canadian Securities Administrators published Staff Notice 51-352 setting out the Canadian Securities Administrators’ disclosure expectations for specific risks facing issuers with cannabis-related activities in the U.S. Staff Notice 51-352 includes additional disclosure expectations that apply to all issuers with U.S. cannabis- related activities, including those with direct and indirect involvement in the cultivation and distribution of cannabis, as well as issuers, such as High Tide and its Subsidiaries, which may be considered to have ancillary involvement in the U.S. cannabis industry.

The disclosure required under Staff Notice 51-352 is set forth in Schedule B – “U.S. Cannabis-Related Activities Disclosure” to this Appendix D.

28

SCHEDULE A TO APPENDIX D

NON-EXHAUSTIVE LIST OF RISK FACTORS

Unless the context indicates otherwise, capitalized terms which are used in this Schedule A to Appendix D but are not otherwise defined herein have the meanings given to such terms in “Glossary of Terms” to this Information Circular.

Licenses and Permits

The ability of High Tide and its Subsidiaries (together, referred to in this Schedule A to Appendix D as, the “Company”) to continue the High Tide Business is dependent on the good standing of various Authorizations from time to time possessed by the Company and adherence to all regulatory requirements related to such activities. The Company will incur ongoing costs and obligations related to regulatory compliance, and any failure to comply with the terms of such Authorizations, or to renew the Authorizations after their expiry dates, could have a High Tide Material Adverse Effect on the Company.

Although Management believes that the Company will meet the requirements of applicable Laws for future extensions or renewals of the applicable Authorizations, there can be no assurance that applicable Governmental Entities will extend or renew the applicable Authorizations, or if extended or renewed, that they will be extended or renewed on the same or similar terms. In the event that the applicable Governmental Entities do not extend or renew the applicable Authorizations, or should they renew the applicable Authorizations on different terms, any such event or occurrence could have a High Tide Material Adverse Effect on the Company.

The Company remains committed to regulatory compliance. However, any failure to comply with applicable Laws may result in additional costs for corrective measures, penalties, or restrictions on the operations of the Company. In addition, changes in applicable Laws or other unanticipated events could require changes to the operations of the Company, increased compliance costs or give rise to material liabilities, which could have a High Tide Material Adverse Effect on the Company.

Changes in Laws

The High Tide Business is subject to a variety of applicable Laws, including those relating to the marketing, acquisition, manufacturing, management, transportation, storage, sale, packaging and labeling, and disposal of cannabis and cannabis products. The Company is also subject to applicable Laws relating to health and safety, the conduct of operations, taxation of products and the protection of the environment. As applicable Laws pertaining to the cannabis industry are relatively new, it is possible that significant legislative amendments may still be enacted – either provincially or federally – that address current or future regulatory issues or perceived inadequacies in the regulatory framework. Changes to applicable Laws could have a High Tide Material Adverse Effect on the Company.

The legislative framework pertaining to the Canadian adult-use cannabis market is subject to significant provincial and territorial regulation. The legal framework varies across provinces and territories and results in asymmetric regulatory and market environments. Different competitive pressures, additional compliance requirements, and other costs may also limit the Company’s ability to participate in such market.

Risks Relating to Suppliers

Cannabis retailers are dependent on the supply of cannabis products from Licensed Producers. There can be no assurance that there will be a sufficient supply of cannabis available to the Company to purchase and to operate the High Tide Business or satisfy demand. Licensed Producers’ growing operations are dependent on a number of key inputs and their related costs, including raw materials and supplies. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact Licensed Producers and, in turn, could have a High Tide Material Adverse Effect on the Company. Any inability of Licensed Producers to secure required supplies and services or to do so on appropriate terms could also have a High Tide Material Adverse Effect on the Company. The facilities of the Licensed Producers could be subject to adverse changes or developments, including but not limited to a breach of security, which could have a High Tide Material Adverse Effect on the Company. Any breach of the security measures and other facility requirements, including any failure to comply with recommendations or requirements arising from inspections by Health Canada or other legal or regulatory requirements could also have an impact on the ability of Licensed Producers supplying the Company to continue operating under their Authorizations or the prospect of renewing their Authorizations or on the ability or willingness of the Company to sell product sourced from one or more Licensed Producers, which could have a High Tide Material Adverse Effect on the Company.

29

In addition to the foregoing, one or more of the risk factors contemplated in this Schedule A to Appendix D may also directly apply to, and impact, the business, operations and financial condition of the Licensed Producers supplying the Company, resulting in such Licensed Producers to experience operational slowdowns or other barriers to operations (including as a result of protective measures associated with the COVID-19 pandemic) which may affect the ability of the Company to obtain and sell product sourced from such Licensed Producer. In turn, such events could have an indirect High Tide Material Adverse Effect on the Company.

Third Party Relationships

From time to time, the Company may enter into strategic alliances with third parties that the Company believes will complement or augment its High Tide Business or will have a beneficial impact on the Company. Strategic alliances with third parties could present unforeseen integration obstacles or costs, may not enhance the High Tide Business, and may involve risks that could adversely affect the Company, including the risk that significant amounts of Management’s time may be diverted from operations in order to pursue and complete such transactions or maintain such strategic alliances. Future strategic alliances could result in the Company incurring additional debt, costs and contingent liabilities, and there can be no assurance that future strategic alliances will achieve, or that the Company’s existing strategic alliances will continue to achieve, the expected benefits to the High Tide Business or that the Company will be able to consummate future strategic alliances on satisfactory terms, or at all. Any of the foregoing could have a High Tide Material Adverse Effect on the Company.

Reliance on Established Cannabis Retail Stores

The Retail Store Authorizations held by the Company are specific to individual cannabis retail stores. Any adverse changes or disruptions to the functionality, security and operation of the Company’s sites or any other form of non-compliance may place the Retail Store Authorizations held by the Company at risk, and have a High Tide Material Adverse Effect on the Company. As the High Tide Business continues to grow, any expansion to or update of the current operating cannabis retail stores of the Company, or the introduction of new cannabis retail stores, will require the approval of the applicable Cannabis regulatory authority. There can be no guarantee that the applicable Cannabis regulatory authority will approve any such expansions and/or renovations, which could have a High Tide Material Adverse Effect on the Company.

Failure or Significant Delays in Obtaining Regulatory Approvals

The ability of the Company to achieve its business objectives are contingent, in part, upon compliance with the regulatory requirements enacted by applicable Governmental Entities, including those imposed by applicable Cannabis regulatory authorities, and obtaining and maintaining all Authorizations, where necessary. The Company cannot predict the time required to secure all appropriate Authorizations for the product offerings of the Company in place from time to time, or the extent of testing and documentation that may be required by Governmental Entities. The impact of regulatory compliance regimes and any delays in obtaining, or failure to obtain, the required Authorizations may significantly delay or impact the development of the business and operations of the Company. Non-compliance could also have a High Tide Material Adverse Effect on the Company.

Regulatory or Agency Proceedings, Investigations and Audits

The High Tide Business requires compliance with many laws and regulations. Failure to comply with these laws and regulations could subject the Company to regulatory or agency proceedings or investigations and could also lead to damage awards, fines and penalties. The Company may become involved in a number of government or agency proceedings, investigations and audits. The outcome of any regulatory or agency proceedings, investigations, audits and other contingencies could harm the Company’s reputation, require the Company to take, or refrain from taking, actions that could harm its operations or require the Company to pay substantial amounts of money, harming its financial condition. There can be no assurance that any pending or future regulatory or agency proceedings, investigations and audits will not result in substantial costs or a diversion of management’s attention and resources or have a High Tide Material Adverse Effect on the Company.

30

Product Recalls

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the products produced by the Company’s suppliers and sold by the Company are recalled due to an alleged product defect or for any other reason, the Company may be required to incur unexpected expenses relating to the recall and potentially any legal proceedings that might arise in connection with the recall. In addition, a product recall may require significant attention of, and time from, Management. There can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of the products produced by the Company’s suppliers were subject to recall, the image of that product and the supplier, as well as the Company, could be negatively affected. A recall for any of the foregoing reasons could lead to decreased demand and could have a High Tide Material Adverse Effect on the Company. Additionally, product recalls may lead to increased scrutiny of the operations by Governmental Entities or other regulatory agencies, requiring further attention from Management and potential legal fees and other expenses which could also have a High Tide Material Adverse Effect on the Company.

Product Liability

As a seller of products designed to be ingested by humans, the Company faces an inherent risk of exposure to product liability claims, regulatory action and litigation if the products it sells are alleged to have caused significant loss or injury. In addition, the sale of cannabis and cannabis products involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of cannabis and cannabis products alone or in combination with other medications or substances could also occur. The Company may be subject to various product liability claims, including that the products they sell caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances.

A product liability claim or regulatory action against the Company could result in increased costs to the Company, could adversely affect the reputation of the Company with its clients and consumers generally and could have a High Tide Material Adverse Effect on the Company. There can be no assurances that the Company or its suppliers will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of the products of the Company.

Cannabis Prices

The revenues of the Company are in part derived from the sale and distribution of cannabis, as such, the profitability of the Company may be regarded as being directly related to the price of cannabis. The cost of production, sale, and distribution of cannabis is dependent on a number of key inputs and their related costs, including equipment and supplies, labour and raw materials related to the growing operations of cannabis suppliers, as well other overhead costs such as electricity, water, and utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could have a High Tide Material Adverse Effect on the Company. Further, any inability to secure required supplies and services or to do so on favourable terms could have a High Tide Material Adverse Effect on the Company. This includes, among other things, changes in the selling price of cannabis and cannabis products set by the applicable province or territory. There is currently no established market price for cannabis and the price of cannabis is affected by numerous factors beyond the Company’s control. Any price decline could have a High Tide Material Adverse Effect on the Company.

The operations of the Company may be sensitive to changes in the price of cannabis and the overall condition of the cannabis industry.

31

Epidemics and Pandemics (including COVID-19)

The Company faces risks related to health epidemics, pandemics and other outbreaks of communicable diseases, which could significantly disrupt its operations and could have a High Tide Material Adverse Effect on the Company. In particular, the Company could be adversely impacted by the effects of COVID-19, an infectious disease caused by severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2). Since December 31, 2019, the outbreak of COVID-19 has led governments worldwide to enact emergency measures to combat the spread of the virus. These measures, which include, among other things, the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally, resulting in an economic slowdown. Such events may result in a period of business disruption, and in reduced operations, any of which could have a High Tide Material Adverse Effect on the Company.

As of the date of this Information Circular, the duration and the immediate and eventual impact of the COVID-19 pandemic remains unknown. In particular, it is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its industry partners. To date, a number of businesses have suspended or scaled back their operations and development as cases of COVID-19 have been confirmed, for precautionary purposes or as governments have declared a state of emergency or taken other actions. However, the exact extent to which COVID-19 impacts, or will impact, the High Tide Business and the market for the High Tide Shares, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the pandemic and the actions taken to contain or treat the COVID-19 pandemic (including recommendations from public health officials). In particular, the continued spread of COVID-19 globally could materially and adversely impact the High Tide Business, including without limitation, store closures or reduced operational hours or service methods, employee health, workforce productivity, reduced access to supply, increased insurance premiums, limitations on travel, the availability of experts and personnel and other factors that will depend on future developments beyond the Company’s control, which could have a High Tide Material Adverse Effect on the Company. There can be no assurance that the personnel of the Company will not be impacted by these pandemic diseases and ultimately see its workforce productivity reduced or incur increased costs as a result of these health risks. In addition, the COVID-19 pandemic represents a widespread global health crisis that could adversely affect global economies and financial markets resulting in an economic downturn that could have a High Tide Material Adverse Effect on the Company.

Public Company Consequences

High Tide’s status as a reporting issuer may increase price volatility due to various factors, including the ability to buy or sell its High Tide Shares, different market conditions in different capital markets and different trading volumes. In addition, low trading volume may increase the price volatility of the High Tide Shares. The increased price volatility could have a High Tide Material Adverse Effect on the Company.

In addition, as a reporting issuer, High Tide and its business activities will be subject to the reporting requirements of applicable Securities Laws, and the listing requirements of the CSE and such other stock exchanges on which its High Tide Shares may from time to time be listed. Compliance with such rules and regulations will increase the Company’s legal and financial costs making some activities more difficult, time consuming or costly and increase demand on its systems and resources.

Market for Securities

There is currently no market through which the securities of the Company (other than the High Tide Shares) may be sold. This may affect the pricing of the securities of the Company in the secondary market, the transparency and availability of trading prices, the liquidity of such securities and the extent of issuer regulation. There can be no assurance that an active trading market of securities of the Company, other than the High Tide Shares, will develop or, if developed, that any such market will be sustained.

32

Market Price of Securities

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors included macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The price of the Company’s securities (including the High Tide Shares) is also likely to be affected by the Company’s financial condition or results of operations as reflected in its financial statements. Other factors unrelated to the performance of the Company that may have an effect on the price of the Company’s securities include, but are not limited to, the following: the extent of analytical coverage available to investors concerning the High Tide Business may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of the Company’s securities; and a substantial decline in the price of the Company’s securities that persists for a significant period of time could cause the Company’s securities, if listed on an exchange, to be delisted from such exchange, further reducing market liquidity. As a result of any of these factors, the market price of the Company’s securities at any given point in time may not accurately reflect the long-term value of the Company. Class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Competition

The Company faces, and will continue to face, intense competition from other companies, some of which can be expected to have longer operating histories and greater financial resources (including technical, marketing, and other resources compared to the Company). Such companies may be able to devote greater resources to the development, promotion, sale and support of their respective products and services. Such companies may also have more extensive customer bases and broader customer relationships, and may make it increasingly difficult for the Company to, among other things, enter into favorable business agreements, negotiate favourable prices, recruit or retain qualified employees, and acquire the capital necessary to fund capital investments by the Company.

In addition, Management estimates that, as of the date of this Information Circular, there may be currently hundreds of applications for Retail Store Authorizations being processed by applicable Cannabis regulatory authorities. The number of Authorizations granted, and the number of retail cannabis store operators ultimately authorized by applicable Cannabis regulatory authorities, could have an adverse impact on the ability of the Company to compete for market share in the cannabis market within various jurisdictions in Canada. The Company also faces competition from illegal cannabis dispensaries, engaged in the sale and distribution of cannabis to individuals without valid Authorizations.

Lastly, as the cannabis market continues to mature, both domestically and internationally, the overall demand for products and the number of competitors may be expected to increase significantly. Such increases may also be accompanied by shifts in market demand, and other factors that Management cannot currently anticipate, and which could potentially reduce the market for the products of the Company, and ultimately have a High Tide Material Adverse Effect on the Company.

In order to remain competitive in the evolving cannabis market, the Company will need to invest significantly in, among other things, research and development, market development, marketing, production expansion, new client identification, distribution channels, and client support. In the event that the Company is not successful in obtaining sufficient resources to invest in these areas, the ability of the Company to compete in the cannabis market may be adversely affected, which could have a High Tide Material Adverse Effect on the Company.

33

Dependence on Key Personnel

The success of the Company is dependent upon the ability, expertise, judgment, discretion and good faith of Management as well as certain consultants (collectively, the “Key Personnel”). The future success of the Company depends on their continuing ability to attract, develop, motivate, and retain the Key Personnel. Qualified individuals for Key Personnel positions are in high demand, and the Company may incur significant costs to attract and retain them. The loss of the services of Key Personnel, or an inability to attract other suitably qualified persons when needed, could have a High Tide Material Adverse Effect on the ability of the Company to execute on its business plan and strategy, and the Company may be unable to find adequate replacements on a timely basis, or at all. While employment and consulting agreements are customarily used as a primary method of retaining the services of Key Personnel, these agreements cannot assure the continued services of such individuals and consultants.

Conflicts of Interest

The Company may, from time to time, be subject to various potential conflicts of interest due to the fact that some of its officers, directors and consultants may be engaged in a range of outside business activities. The executive officers, directors and consultants of the Company may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Company. In some cases, the executive officers, directors and consultants of the Company may have fiduciary obligations associated with these outside business interests that interfere with their ability to devote time to the High Tide Business and that could have a High Tide Material Adverse Effect on the Company. These outside business interests could also require significant time and attention of the Company’s executive officers, directors and consultants.

In addition, the Company may also become involved in other transactions which conflict with the interests of its directors, officers and consultants who may from time to time deal with persons, firms, institutions or companies with which the Company may be dealing, or which may be seeking investments similar to those desired by the Company. The interests of these persons could conflict with those of the Company. Further, from time to time, these persons may also be competing with the Company for available investment opportunities.

Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable Laws. In particular, in the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable Laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

Limited Operating History

The Company has a limited history of operations and is in the early stage of development as it attempts to create an infrastructure to capitalize on the opportunity for value creation in the cannabis industry. The Company is therefore subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources and lack of revenues. The limited operating history may also make it difficult for investors to evaluate the Company’s prospects for success. There is no assurance that the Company will be successful and the likelihood of success must be considered in light of its early stage of operations.

The Company may not be able to achieve or maintain profitability and may incur losses in the future. In addition, the Company is expected to increase its capital investments as it implements initiatives to grow the High Tide Business. If the Company’s revenues do not increase to offset these expected increases, the Company may not generate positive cash flow. There is no assurance that future revenues will be sufficient to generate the funds required to continue operations without external funding.

Fraudulent or Illegal Activity

The Company is exposed to the risk that its employees, independent contractors, consultants, service providers and licensors may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional undertakings of unauthorized activities, or reckless or negligent undertakings of authorized activities, in each case on the Company’s behalf or in their services that violate (a) various applicable Laws, including healthcare laws and regulations, (b) applicable Laws that require the true, complete and accurate reporting of financial information or data, or (c) the terms of the Company’s agreements with third parties. Such misconduct could expose the Company to, among other things, class actions and other litigation, increased regulatory inspections and related sanctions, and lost sales and revenue or reputational damage.

34

The Company cannot always identify and prevent misconduct by its employees and other third parties, including third party service providers, and the precautions taken by the Company to detect and prevent this activity may not be effective in controlling unknown, unanticipated or unmanaged risks or losses or in protecting it from governmental investigations or other actions or lawsuits stemming from such misconduct. If any such actions are instituted against the Company, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on its business, including the imposition of civil, criminal or administrative penalties, damages, monetary fines and contractual damages, reputational harm, diminished profits and future earnings or curtailment of its operations.

Internal Controls

Effective internal controls are necessary for the Company to provide reliable financial reports and to help prevent fraud. Although the Company has, and will continue to develop and implement, a number of procedures and safeguards in order to help ensure the reliability of its financial reports, including those imposed on the Company under applicable Laws, in each case the Company cannot be certain that such measures will ensure that the Company maintains adequate control over financial processes and reporting. Any failure to implement required, new, or improved controls, or difficulties encountered in their implementation, could have a High Tide Material Adverse Effect on the Company or cause it to fail to meet its reporting obligations under applicable Laws. Further, in the event that the Company or its auditors discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in the Company’s consolidated financial statements and could have a High Tide Material Adverse Effect on the Company.

General Economic Risks

The operations of the Company could be affected by the economic context should interest rates, inflation or the unemployment level reach levels that influence consumer trends and spending and, consequently, impact the sales and profitability of the Company. Investors should further consider, among other factors, the prospects for success, of the Company, in light of the risks and uncertainties encountered by companies that, like the Company, are in their early stages. The Company may not be able to effectively or successfully address such risks and uncertainties or successfully implement operating strategies to mitigate the impact of such risks and uncertainties. In the event that the Company fails to do so, such failure could materially harm the High Tide Business and could result in a High Tide Material Adverse Effect on the Company.

Difficulty to Forecast

The Company relies, and will need to rely, largely on its own market research to forecast industry statistics as detailed forecasts are not generally obtainable, if obtainable at all, from other sources at this early stage of the adult-use cannabis industry. Failure in the demand for the adult-use cannabis products as a result of competition, technological change, change in the regulatory or legal landscape or other factors could have a High Tide Material Adverse Effect on the Company.

Management of Growth

To manage growth effectively and continue the sale and distribution of cannabis and cannabis products at the same pace as currently undertaken, or at all, the Company will need to continue to implement and improve its operational and financial systems and to expand, train and manage its larger employee base. The ability of the Company to manage growth effectively may be affected by a number of factors, including, among other things, non-performance by third party contractors and suppliers, increases in materials or labour costs, and labour disputes. The inability of the Company to manage or deal with growth could have a High Tide Material Adverse Effect on the Company.

Additional Capital

The continued development of the businesses of the Company may require additional financing, and any failure to raise such capital could result in the delay or indefinite postponement of the current and future business strategy of the Company, or result in the Company ceasing to carry on business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be available on favorable terms. If additional funds are raised through issuances of equity or convertible debt securities, existing shareholders of the Company could suffer significant dilution, and any new equity securities issued could have rights, preferences, and privileges superior to those of High Tide Shareholders.

35

In addition, from time to time, the Company may enter into transactions to acquire assets or the shares of other companies. These transactions may be financed wholly or partially with debt, which may increase the debt levels of the Company above industry standards and impact the ability of the Company to service such debt. Any debt financing obtained in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which could make it more difficult for the Company to obtain additional capital and pursue business opportunities, including potential acquisitions. Debt financings may contain provisions, which, if breached, entitle lenders to accelerate repayment of debt and there is no assurance that the Company would be able to repay such debt in such an event or prevent the enforcement of security, if any, granted pursuant to such debt financing.

Inability to Develop New Products or Find Market

The cannabis industry is in its early stages of development and it is likely that the Company, and existing and future competitors, will seek to introduce new products in the future. In attempting to keep pace with any new market developments, the Company may need to expend significant amounts of capital in order to successfully develop and generate revenues from new products introduced by the Company. As well, the Company may be required to obtain additional regulatory approvals from applicable Cannabis regulatory authorities and any other applicable regulatory authorities, which may take significant amounts of time and entail significant costs. On October 17, 2019, new regulations under the Cannabis Act (Canada) came into force, permitting the production and sale of cannabis edibles, extracts, and topicals. The impact of these regulatory changes on the High Tide Business is unknown. The Company may not be successful in developing effective and safe new products, bringing such products to market in time to be effectively commercialized, or obtaining any required regulatory approvals, which, together with any capital expenditures made in the course of such product development and regulatory approval processes, could have a High Tide Material Adverse Effect on the Company.

Product Obsolescence

The cannabis market and associated products and technology are rapidly evolving, both domestically and internationally. As a result, the Company may be unable to anticipate and/or respond to developments in a timely and cost-efficient manner. The process of developing new products is complex and requires significant costs, development efforts, and third-party commitments. Any failure on the part of the Company to develop new products and technologies and/or the potential disuse of the existing products of the Company and technologies could have a High Tide Material Adverse Effect on the Company. The success of the Company will depend, in part, on the ability of the Company to continually invest in research and development and enhance existing technologies and products in a competitive manner. However, there can be no guarantee that the Company will be able to invest in research and development and enhance existing technologies and products in a competitive and timely manner, and any failure to do so could have a High Tide Material Adverse Effect on the Company.

Restrictions on Branding and Advertising

The success of the Company depends on the ability of the Company to attract and retain customers. applicable Laws strictly regulate the way cannabis is packaged, labelled, and displayed. The associated provisions are quite broad and are subject to change. As of the date of this Information Circular, applicable Laws prohibit the use of testimonials and endorsements, depiction of people, characters and animals and the use of packaging that may be appealing to young people. Existing and future restrictions on the packaging, labelling, and the display of cannabis and cannabis products may adversely impact the ability of the Company to establish brand presence, acquire new customers, retain existing customers and maintain a loyal customer base. This could ultimately have a High Tide Material Adverse Effect on the Company.

36

Unfavorable Publicity or Consumer Perception

The success of the cannabis industry may be significantly influenced by the public’s perception of cannabis. In general, cannabis continues to be a controversial topic, and there is no guarantee that future scientific research, publicity, regulations, medical opinion, and public opinion relating to cannabis will be favorable. Consumer perception of the products of the Company may, from time to time, be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis and cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the cannabis market or any particular product, or consistent with earlier publicity. Future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a High Tide Material Adverse Effect on the demand for the products and High Tide Business. In particular, adverse scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity, whether or not accurate or with merit, could have a High Tide Material Adverse Effect on the Company, and the demand for products of the Company. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis in general, or the products of the Company specifically, or associating the consumption of cannabis with illness or other negative effects or events, could have a High Tide Material Adverse Effect on the Company. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products legally, appropriately, or as directed.

Lastly, the parties with which the Company does business from time to time may perceive that they are exposed to reputational risk as a result of the High Tide Business, which could make it difficult for the Company to establish or maintain banks and other business relationships. Any failure to establish or maintain such business relationships could have a High Tide Material Adverse Effect on the Company.

Acquisitions or Dispositions

Since its inception, the Company has completed a number of significant acquisitions. Material acquisitions, dispositions, and other strategic transactions involve a number of risks, including (a) the risk that there could be a potential disruption of the High Tide Business, (b) the risk that the anticipated benefits and cost savings of those transactions may not be realized fully, or at all, or may take longer to realize than expected, (c) the risk that the transactions will result in an increase in the scope and complexity of the operations of the Company which the Company may not be able to managed effectively, and (d) the risk of a loss or reduction of control over certain assets of the Company.

The presence of one or more material liabilities and/or commitments of an acquired company that are unknown to the Company at the time of acquisition could have a High Tide Material Adverse Effect on the Company. A strategic transaction may also result in a significant change in the nature of the business, operations and strategy of the Company. In addition, the Company may encounter unforeseen obstacles or costs in implementing a strategic transaction or integrating any acquired business into the existing operations of the Company.

Holding Company Risk

High Tide is a holding company. Essentially, all of High Tide’s operating assets are the capital stock of its subsidiaries, and substantially all of the High Tide Business is conducted through its subsidiaries which are separate legal entities. Consequently, High Tide’s cash flows and ability to pursue future business and expansion opportunities are dependent on the earnings of High Tide’s subsidiaries and the distribution of those earnings to High Tide. The ability of High Tide to pay dividends and other distributions will depend on the operating results of its subsidiaries and will be subject to applicable Laws (which require that certain solvency and capital standards be maintained by High Tide) and applicable contractual restrictions contained in the instruments governing their debt. In the event of a bankruptcy, liquidation or reorganization of any of High Tide’s subsidiaries, holders of indebtedness and trade creditors will generally be entitled to payment of their claims from the assets of such subsidiaries before any assets are made available for distribution to High Tide.

37

Challenging Global Financial Conditions

Global financial conditions have been characterized by increased volatility, with numerous financial institutions having either gone into bankruptcy or having to be rescued by Governmental Entities. Global financial conditions could suddenly and rapidly destabilize in response to future events as Governmental Entities may have limited resources to respond to future crises. Global capital markets have continued to display increased volatility in response to global events. Future crises may be precipitated by any number of causes including natural disasters, the outbreak of communicable disease, geopolitical instability, and changes to energy prices or sovereign defaults. Any sudden or rapid destabilization of global economic conditions could negatively impact the ability of the Company, or the ability of the operators of the companies in which the Company may, from time to time, hold interests, to obtain equity or debt financing or make other suitable arrangements to finance their projects. In the event that increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, such events could result in a High Tide Material Adverse Effect on the Company.

Litigation

The Company may, from time to time, become party to regulatory proceedings, litigation, mediation, and/or arbitration from time to time in the ordinary course of business, which could have a High Tide Material Adverse Effect on the Company. Monitoring and defending against legal actions, whether or not meritorious, can be time-consuming, can divert Management’s attention and resources and can cause the Company to incur significant expenses. In addition, legal fees and costs incurred in connection with such activities may be significant and the Company could, in the future, be subject to judgments or enter into settlements of claims for significant monetary damages. While the Company may have insurance that may cover the costs and awards of certain types of litigation, the amount of insurance may not be sufficient to cover any costs or awards. Substantial litigation costs or an adverse result in any litigation could have a High Tide Material Adverse Effect on the Company. Litigation may also create a negative perception of the Company. Any decision resulting from any such litigation could have a High Tide Material Adverse Effect on the Company.

Dividend Policy

The declaration, timing, amount and payment of dividends are at the discretion of the High Tide Board and will depend upon the Company’s future earnings, cash flows, acquisition capital requirements and financial condition, and other relevant factors. There can be no assurance that High Tide will declare a dividend on a quarterly, annual or other basis.

Customer Acquisitions

The success of the Company depends, in part, on the ability of the Company to attract and retain customers. There are many factors which could impact the Company’s ability to attract and retain customers, including but not limited to the ability to continually source desirable and effective product, the successful implementation of customer-acquisition plans and the continued growth in the aggregate number of customers. Any failure to acquire and retain customers would have a High Tide Material Adverse Effect on the Company.

Risks Inherent in an Agricultural High Tide Business

The business of certain suppliers of the Company involves the growth and cultivation of cannabis. Cannabis is an agricultural product, and as such, the business of growing and cultivating cannabis is subject to the customary risks inherent in the agricultural business, such as insects, plant diseases and similar agricultural risks. Weather conditions, which can vary substantially from year to year, may from time to time also have a significant impact on the size and quality of the harvest of the crops processed and sold by certain suppliers of the Company. Significant fluctuations in the total harvest will impact the ability of the Company to operate. Further, high degrees of quality variance can also affect the ability of the Company to obtain and retain customers. There can be no assurance that natural elements will not have a High Tide Material Adverse Effect on the cannabis and cannabis products produced by suppliers of the Company, which could have a High Tide Material Adverse Effect on the Company.

Uninsured or Uninsurable Risks

While the Company may have insurance to protect its assets, operations, and employees, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which the Company is exposed. No assurance can be given that such insurance will be adequate to cover the liabilities of the Company or that it will be available in the future or at all, and that it will be commercially justifiable. The Company may be subject to liability for risks against which the Company cannot insure or against which the Company may elect not to insure due to the high cost of insurance premiums or other factors. The payment of any such liabilities would reduce the funds available to the Company for normal business activities. Payment of liabilities for which the Company does not carry insurance could have a High Tide Material Adverse Effect on the Company.

38

Wholesale Price Volatility

The cannabis industry is a margin-based business in which gross profits depend, among other things, on the excess of sales prices over costs. Consequently, profitability is sensitive to fluctuations in wholesale and retail prices caused by changes in supply (which itself depends on other factors such as weather, fuel, equipment and labour costs, shipping costs, economic situation and demand), taxes, government programs and policies for the cannabis industry (including price controls and wholesale price restrictions that may be imposed by provincial agencies responsible for the sale of cannabis) and other market conditions, all of which are factors beyond the control of the Company, and which could have a High Tide Material Adverse Effect on the Company.

Intellectual Property

The success of the Company depends, in part, on the ability to protect the Company’s ideas and technologies. As such, the ownership and protection of current and future trademarks, patents, trade secrets and intellectual property rights of the Company, as applicable, are currently, and are expected to be, key aspects of the future success of the Company. However, registration of trademarks, patents and other intellectual property could potentially be rejected by the governing authorities of the regions in which the Company is currently pursuing, or will from time to time pursue, business opportunities and the validity of any registrations granted may subsequently be challenged by third-parties. The outcome of these registration and validity challenge processes is unpredictable.

In addition, unauthorized parties may attempt to replicate or otherwise obtain and use the current and future products and technologies of the Company. Policing the unauthorized use of the current or future trademarks, patents, trade secrets or intellectual property rights of the Company could be difficult, expensive, time-consuming and unpredictable, as may be enforcing these rights against unauthorized use by others. Identifying unauthorized use of intellectual property rights is difficult as the Company may be unable to effectively monitor and evaluate the products being distributed by its competitors, including parties such as unlicensed dispensaries, and the processes used to produce such products. In addition, in any infringement proceeding, some or all of the trademarks, patents or other intellectual property rights or other proprietary know-how, or arrangements or agreements seeking to protect the same may be found invalid, unenforceable, anti-competitive or not infringed. An adverse result in any litigation or defense proceedings could put one or more of the trademarks, patents or other intellectual property rights at risk of being invalidated or interpreted narrowly and could put existing intellectual property applications at risk of not being issued. Any or all of such events, to the extent involving the Company, could have a High Tide Material Adverse Effect on the Company.

Finally, other parties may claim that the products of the Company infringe on their proprietary and perhaps patent-protected rights. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, legal fees, injunctions, temporary restraining orders and/or require the payment of damages. As well, the Company may need to obtain licences from third parties who allege that the Company have infringed on their lawful rights. However, such licences may not be available on terms acceptable to the Company or at all. In addition, the Company may not be able to obtain or utilize on terms that are favorable, or at all, licences or other rights with respect to intellectual property that the Company does not own.

Transportation Risks

The suppliers of the Company will depend on fast and efficient courier and transportation services. Any prolonged disruption of such courier and transportation services could have a High Tide Material Adverse Effect on the Company and/or its suppliers. Due to the nature of the High Tide Business, security of product during transport is of the utmost concern. A breach of security during transport or delivery could have a High Tide Material Adverse Effect on the Company. Any breach of the security measures during transport or delivery, including any failure to comply with recommendations or requirements of applicable Cannabis regulatory authorities or other regulatory agencies, could also have an impact on the ability of the Company, as well as their suppliers’ ability to continue operating.

39

Leases

The Company may, from time to time, enter into lease agreements for locations in respect of which at the time of entering such agreement, the Company does not have a license or permit to sell cannabis and cannabis products. In the event the Company is unable to obtain Authorizations to sell cannabis and cannabis products at such locations in compliance with applicable Laws, such leases may become a liability of the Company without a corresponding revenue stream. In the event that the Company is unable to obtain permits and/or licences at numerous locations for which the Company has or will have a lease obligation, this could have a High Tide Material Adverse Effect on the Company.

International Sales and Operations

The Company conducts a portion of the High Tide Business in foreign jurisdictions such as the United States, and the Netherlands, and is subject to regulatory compliance in the jurisdictions in which it operates from time to time. The sales operations of the Company in foreign jurisdictions are subject to various risks, including, but not limited to, exposure to currency fluctuations, political and economic instability, increased difficulty of administering business, and the need to comply with a wide variety of international and domestic laws and regulatory requirements. Further, there are a number of risks inherent in the Company’s international activities, including, but not limited to, unexpected changes in the governmental policies of Canada, the United States, or other foreign jurisdictions concerning the import and export of goods, services and technology and other regulatory requirements, tariffs and other trade barriers, costs and risks of localizing products for foreign languages, longer accounts receivable payment cycles, limits on repatriation of earnings, the burdens of complying with a wide variety of foreign laws, and difficulties supervising and managing local personnel. The financial stability of foreign markets could also affect the Company’s international sales. Such factors may have a High Tide Material Adverse Effect on the Company. In addition, international income may be subject to taxation by multiple jurisdictions, which could also have a High Tide Material Adverse Effect on the Company.

Ancillary Business in the Unites States Cannabis Industry

The Company derives a portion of its revenues from the cannabis industry in certain States. The Company is not directly or indirectly engaged in the manufacture, importation, possession, use, sale or distribution of cannabis in the recreational or medical cannabis industry in the U.S., however, High Tide may be considered to have ancillary involvement in the U.S. cannabis industry. Due to the current High Tide Business and any future opportunities, the Company may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada. As a result, the Company may be subject to significant direct or indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Company’s ability to invest in the United States or any other jurisdiction, in addition to those described in this Information Circular.

Significant Risk of Enforcement of U.S. Federal Laws

There can be no assurance that the U.S. federal government will not seek to prosecute cases involving cannabis businesses, including those of the Company, notwithstanding compliance with State laws. Such proceedings could have a High Tide Material Adverse Effect on the Company, the High Tide Business, revenues, operating results and financial condition, as well as the Company’s reputation and ability to raise capital.

Further, violations of any U.S. federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the U.S. federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a High Tide Material Adverse Effect on the Company, including its reputation and ability to conduct business, its ability to list its securities on stock exchanges, its financial position, its operating results, its profitability or liquidity or the value of its securities. In addition, the time of Management and advisors of the Company and resources that would be needed for the investigation of any such matters or their final resolution could be substantial.

40

Political and Other Risks Operating in Foreign Jurisdictions

The Company has operations in various foreign markets and may have operations in additional foreign and emerging markets in the future. Such operations expose the Company to the socioeconomic conditions as well as the laws governing the controlled substances industry in such foreign jurisdictions. Inherent risks with conducting foreign operations include, but are not limited to, high rates of inflation; fluctuations in currency exchange rates, military repression, war or civil unrest, social and labour unrest, organized crime, terrorism, violent crime, expropriation and nationalization, renegotiation or nullification of existing Authorizations, changes in taxation policies, restrictions on foreign exchange and repatriation, and changes political norms, currency controls and governmental regulations that favour or require the Company to award contracts in, employ citizens of, or purchase supplies from, the jurisdiction.

Corruption and Anti-Bribery Law Violations

The Company is subject to Canadian laws which generally prohibit companies and employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. In addition, the Company is subject to the anti-bribery and anti-money laundering laws of foreign jurisdictions in which it may from time to time conduct the High Tide Business. The Company’s employees or other agents may, without its knowledge and despite its efforts, engage in prohibited conduct, whether prohibited under the Company’s policies and procedures or under anti-bribery laws, for which the Company may be directly or indirectly held responsible. There can be no assurance that the Company’s internal control policies and procedures from time to time in effect will protect it from recklessness, fraudulent behaviour, dishonesty or other inappropriate acts committed by its affiliates, employees, contractors or agents. If the Company’s employees or other agents are found to have engaged in such practices, the Company could suffer severe penalties and other consequences that may have a High Tide Material Adverse Effect on the Company.

Applicable Privacy Laws

The Company will collect and store personal information about its customers and will be responsible for protecting that information from privacy breaches. A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. Theft of data for competitive purposes, particularly client lists and preferences, is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such theft or privacy breach could have a High Tide Material Adverse Effect on the Company.

41

SCHEDULE B TO APPENDIX D

U.S. CANNABIS-RELATED ACTIVITIES DISCLOSURE

Unless the context indicates otherwise, capitalized terms which are used in this Schedule B to Appendix D but are not otherwise defined herein have the meanings given to such terms in “Glossary of Terms” in the Information Circular.

In accordance with Staff Notice 51-352, the disclosure in this Schedule B to Appendix D is intended to assist readers in understanding the extent of High Tide and its Subsidiaries’ involvement, and the risks inherent, in the U.S. cannabis industry, and address the disclosure expectations outlined in Staff Notice 51-352. In accordance with Staff Notice 51-352, High Tide will evaluate, monitor and reassess this disclosure, and any related risks, on an ongoing basis and the same will be supplemented and amended to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws or regulations regarding cannabis regulation.

Nature of Involvement in the U.S. cannabis industry

High Tide indirectly derives a portion of its revenues from the cannabis industry in certain States, including the States of Illinois, Michigan, California, and Ohio, which industry is illegal under U.S. federal law. As of the date of this Information Circular, High Tide and its Subsidiaries are not directly or indirectly engaged in the manufacture, importation, possession, use, sale or distribution of cannabis in the recreational or medical cannabis industry in the

U.S. However, High Tide may be considered to have ancillary involvement in the U.S. cannabis industry in the following respects:

(a)	the U.S. cannabis industry at large, by virtue of the operations of Famous Brandz, which involve the manufacture and distribution of branded smoking accessories and other alternative lifestyle products in States such as Illinois, Michigan, California, and Ohio, in compliance with applicable Laws;

(b)	the U.S. cannabis industry at large, by virtue of the operations of the Grasscity Entities, which involve the distribution of smoking accessories and cannabis lifestyle products (such as grinders, rolling papers, glass bongs, smoking pipes, oil rigs and bubblers), through Grasscity.com, in States such as Illinois, Michigan, California, and Ohio, in compliance with applicable Laws; and

(c)	the U.S. Industrial Hemp and Industrial Hemp-based CBD industry, by virtue of the operations of the Grasscity Entities, which involve the distribution of CBD oils and capsules, CBD skin care products, CBD edibles, and CBD smoking accessories such as vaporizers and cartridges, through CBDCity.com, in States such as Illinois, Michigan, California, and Ohio, in compliance with applicable Laws.

High Tide estimates that approximately 19% of its balance sheet for the financial year ended October 31, 2019 relates to the U.S. cannabis industry. High Tide launched CBDCity.com and began conducting additional operations in the

U.S. through the Grasscity Entities in May 2020. As such, Management cannot presently estimate the percentage of High Tide’s annual sales from continuing operations that will be attributable to the operations of CBDCity.com for the financial year of High Tide ending October 31, 2020.

Cannabis is Illegal under U.S. Federal Laws

As of the date of this Information Circular, the cultivation, distribution, possession, and use of cannabis is illegal under U.S. federal law pursuant to the U.S. CSA, subject to limited exceptions in respect of Industrial Hemp, discussed below (see “Industrial Hemp” below). The U.S. CSA classifies cannabis as a Schedule I controlled substance with a high potential for abuse and no currently accepted medical use, which cannot be safely prescribed. Consequently, a range of activities, including cultivation and the personal use of cannabis, are prohibited by U.S. federal law notwithstanding the existence of State-level laws permitting such activities in respect of medical and/or adult use cannabis at the State-level in the U.S.

Enforcement of U.S. Federal laws is a Significant Risk.

The supremacy clause in Article VI of the U.S. Constitution (the “Supremacy Clause”) establishes that the U.S. Constitution and federal laws made pursuant to it are paramount, and in case of conflict between federal and State law, the federal law is paramount. In respect of the U.S. cannabis industry, the conflict between U.S. federal law and State-level laws amid the presence of the Supremacy Clause has significant implications for the U.S. cannabis industry at large. In particular, there is a significant risk that U.S. federal prosecutors may enforce U.S. federal laws and seek to prosecute actors involved in activities related to cannabis in the U.S. despite the fact that such activities may be in compliance with such State-level laws. Any enforcement of current U.S. federal laws by U.S. federal prosecutors could cause significant financial damage to High Tide and its shareholders as discussed below.

Limited Exceptions Applicable for Industrial Hemp

For the purposes of applicable U.S. federal laws, “Industrial Hemp” refers to the Cannabis plant, and any part of such plant, whether growing or not, with a THC concentration of not more than 0.3% on a dry weight basis.

Prior to December 20, 2018, the cultivation or sale of Industrial Hemp for any purpose in the U.S. without a Schedule I registration with the U.S. Drug Enforcement Agency (“DEA”) was illegal, unless exempted by the 2014 Farm Bill. However, the 2018 Farm Bill, which was signed into law on December 20, 2018, removed Industrial Hemp and CBD from the Schedule I controlled substances list under the U.S. CSA, and established a regulatory framework for the cultivation and sale of Industrial Hemp. An earlier internal directive from the DEA issued to its agents on May 22, 2018, concerning the legality of Industrial Hemp and Industrial Hemp-derived products, confirms the DEA’s view that products and materials made from the cannabis plant (including cannabis extracts), to the extent falling outside the definition of cannabis (marijuana) in the U.S. CSA, are not controlled under the U.S. CSA, and may accordingly be sold and otherwise distributed throughout the U.S. without restriction under the U.S. CSA. However, despite the DEA indicating that it maintains no jurisdiction with regard to activities authorized by the 2014 Farm Bill and/or the 2018 Farm Bill, there remains significant uncertainty as to how other U.S. federal, State and local agencies, as well as financial institutions and service providers, will react to the provisions of the 2018 Farm Bill.

High Tide believes that High Tide and its Subsidiaries will not be subject to any action taken by the DEA as long as High Tide and its Subsidiaries comply with the requirements of the 2014 Farm Bill and/or the 2018 Farm Bill, and applicable State laws, to the extent that their activities relate to Industrial Hemp. However, and despite the positive changes brought by the 2018 Farm Bill, there remain a number of considerations, potential changes in regulation, and uncertainties regarding the cultivation, sourcing, production and distribution of Industrial Hemp and products containing Industrial Hemp derivatives. Applicable laws and regulations in the U.S. remain subject to change as there are different interpretations among federal, State and local regulatory agencies, legislators, academics and businesses with respect to the treatment of the importation of derivatives from exempted portions of the cannabis plant, the scope of operation of the 2014 Farm Bill and the 2018 Farm Bill, and the authorizations granted to 2018 Farm Bill-compliant Industrial Hemp growers and licensed Industrial Hemp-derived CBD producers. These different federal, State, and local agency interpretations touch on, among other things, the regulation of cannabinoids by the DEA and/or the United States Food and Drug Administration. These uncertainties likely cannot be resolved without further federal and State legislation, regulation or a definitive judicial interpretation of existing legislation and rules, and in the interim period, there continue to be several legal barriers to selling Industrial Hemp and Industrial Hemp-derived CBD products, including, but not limited to barriers arising from, (a) the fact that Industrial Hemp and cannabis are both derived from the cannabis plant, (b) the rapidly changing patchwork of State laws governing Industrial Hemp and Industrial Hemp-derived CBD, and (c) the lack of United States Food and Drug Administration approval for CBD as a lawful food ingredient, food additive or dietary supplement.

History of Legal Developments in the U.S. Cannabis Industry

In the U.S., cannabis containing in excess of 0.3% THC is categorized as a Schedule 1 controlled substance and is illegal under U.S. federal law, specifically the U.S. CSA. Even in States that have legalized the use of cannabis and its sale remain in violation of U.S. federal law that is punishable by imprisonment, substantial fines, and forfeiture. However, although federally illegal, the U.S. federal government’s approach to enforcement of the U.S. CSA has, at least until recently, trended toward non-enforcement.

The Cole Memorandums

In August 2013, then Deputy Attorney General James Cole authored a memorandum (the “Cole Memorandum”), which outlined the priorities for the U.S. Department of Justice relating to the prosecution of cannabis offenses.

The Cole Memorandum acknowledged that, notwithstanding the designation of cannabis as a controlled substance at the federal level in the U.S., several States had enacted laws relating to cannabis for medical purposes. In particular, the Cole Memorandum noted that in jurisdictions that have enacted laws legalizing cannabis in some form and implemented strong and effective regulatory and enforcement systems to control the cultivation, distribution, sale and possession of cannabis, conduct in compliance with those laws and regulations is less likely to be a priority at the federal level. In light of limited investigative and prosecutorial resources, the Cole Memorandum concluded that the U.S. Department of Justice should be focused on addressing only priority cannabis-related conduct to enforce the U.S. CSA. States where medical cannabis had been legalized were not characterized as a priority. The enforcement priorities of the Cole Memorandum were reaffirmed, again, in a 2014 memorandum of the U.S. Department of Justice (the “2014 Cole Memorandum”).

The Sessions Memorandum

On January 4, 2018, former U.S. Attorney General Jeff Sessions issued a memorandum to U.S. district attorneys (the “Sessions Memorandum”), which rescinded previous guidance from the U.S. Department of Justice specific to cannabis enforcement in the U.S., including the Cole Memorandum and the 2014 Cole Memorandum. While the Sessions Memorandum does not indicate that the prosecution of cannabis-related offenses is now priority for the U.S. Department of Justice, in rescinding the Cole Memorandum and the 2014 Cole Memorandum, the Sessions Memorandum granted U.S. federal prosecutors discretion in determining whether or not to prosecute cannabis and cannabis-related violations of U.S. federal law.

In the event that U.S. federal prosecutors exercise their discretion and pursue prosecutions against High Tide or its Subsidiaries, alleging cannabis and cannabis-related violations of U.S. federal law, then High Tide or its Subsidiaries could potentially face (a) the arrest of its employees, directors, officers, managers and investors, (b) charges of ancillary criminal violations of the U.S. CSA, for aiding and abetting and conspiring to violate the U.S. CSA by virtue of providing financial support, services, or goods to participants in the cannabis industry, including State-licensed or permitted cultivators, processors, distributors, and/or retailers of cannabis, (c) restrictions on the entry of employees, directors, officers, managers and investors who are not U.S. citizens from entry into the U.S. for life, or (d) suspension of its U.S. business operations.

The Trump Administration

Former U.S. Attorney General Jeff Sessions resigned on November 7, 2018 and was replaced by Matthew Whitaker as interim Attorney General. On February 14, 2019, William Barr was sworn in as Attorney General.

Although it is unclear what position the new Attorney General will take on the enforcement of U.S. federal laws with regard to the U.S. cannabis industry, the prevailing view appears to be that, while Mr. Barr remains skeptical of the State-legal cannabis industry in general, and has indicated his support for a broad federal criminalization of cannabis, Mr. Barr will likely refrain from initiating prosecutions against State-compliant actors at this time, and would likely look for action of some kind from the U.S. Congress prior to changing this stance. However, and notwithstanding this, unless and until the U.S. Congress amends the U.S. CSA with respect to medical and/or adult use cannabis (and there can be no assurance as to the timing or scope of any such potential amendments, if any), there is a significant risk that federal authorities may enforce current U.S. federal law. If the U.S. federal government begins to enforce U.S. federal laws relating to cannabis in States where the sale and use of cannabis is currently legal, or if existing applicable State laws are repealed or curtailed, High Tide’s business, results of operations, financial condition and prospects would be materially adversely affected, as described elsewhere herein.

There can be no guarantee that State laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of State laws within their respective jurisdictions.

The Leahy Amendment and Medical Cannabis

Although the Cole Memorandum and 2014 Cole Memo have been rescinded, one legislative safeguard for the medical cannabis industry remains in place in the U.S. Since 2014, the U.S. Congress has passed appropriations bills which included provisions to prevent the federal government from using congressionally appropriated funds to enforce U.S. federal cannabis laws against regulated medical cannabis actors operating in compliance with State and local law (currently the “Leahy Amendment”, but also sometimes referred to as the Rohrabacher-Farr Amendment).

The Leahy Amendment was most recently included in the 2020 Fiscal Year Omnibus Spending Bill, which extended its application until the end of the 2020 fiscal year on September 30, 2020. However, there can be no assurance that the Leahy Amendment will be included in future appropriations bills or that there will not be a shutdown of the U.S. federal government in the future (amid which shutdown, drug enforcement administration agents and U.S. federal prosecutors will be free to operate without any restriction otherwise imposed by the spending bill regarding interference with the medical cannabis industry). In the event of any such occurrence, there can be no assurance that the U.S. federal government will not seek to prosecute cases involving medical cannabis business that are otherwise compliant with State law. Further, even if the Leahy Amendment is included in future appropriations bills, it is important to note that the Leahy Amendment provides no protection against businesses operating in compliance with a State’s recreational cannabis laws.

Recap and Summary

Cannabis remains illegal under federal law in the U.S. However, despite the current state of U.S. federal law, several States (including States within which High Tide might indirectly derive a portion of its revenues from) have legalized recreational adult use of cannabis. In addition, well over half of the States have enacted legislation to legalize and regulate the sale and use of medical cannabis without limits on THC, while other States have legalized and regulated the sale and use of medical cannabis with strict limits on the levels of THC.

The conflict between U.S. federal law and State-level laws amid the presence of the Supremacy Clause, described above, has significant implications for the U.S. cannabis industry at large and for High Tide. First, notwithstanding the existence of State-level laws permitting medical and/or recreational cannabis activities, and notwithstanding the fact that High Tide and its Subsidiaries, or industry partners may be in compliance with such State-level laws, there is a significant risk that U.S. federal prosecutors may enforce U.S. federal laws and seek to prosecute actors involved in activities related to cannabis. Any enforcement of current U.S. federal laws by U.S. federal prosecutors could cause significant financial damage to High Tide and its shareholders. Violations of any U.S. federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the U.S. federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a High Tide Material Adverse Effect on High Tide, including its reputation and ability to conduct business, its financial position, operating results, profitability or liquidity or the market price of its publicly traded securities. In addition, it is difficult to estimate the time or resources that would be needed for the investigation of any such matters or its final resolution because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial.

Second, insofar as the activities of High Tide and its Subsidiaries relate to Industrial Hemp, while High Tide believes that High Tide and its Subsidiaries will not be subject to any action taken by the DEA as long as High Tide and its Subsidiaries comply with the requirements of the 2014 Farm Bill and/or the 2018 Farm Bill, and applicable State laws, there remain a number of considerations, potential changes in regulation, and uncertainties regarding the cultivation, sourcing, production and distribution of Industrial Hemp and products containing Industrial Hemp derivatives. Applicable laws and regulations in the U.S. remain subject to change as there are different interpretations among federal, State and local regulatory agencies, legislators, academics and businesses with respect to the treatment of the importation of derivatives from exempted portions of the Cannabis plant, the scope of operation of the 2014 Farm Bill and the 2018 Farm Bill, and the authorizations granted to 2018 Farm Bill-compliant Industrial Hemp growers and licensed Industrial Hemp-derived CBD producers. If existing applicable State or federal laws in respect of Industrial Hemp are repealed or curtailed, or otherwise interpreted in a manner adverse to the activities of High Tide and its Subsidiaries as they relate to Industrial Hemp, High Tide’s business, results of operations, financial condition and prospects would be materially adversely affected, as described elsewhere herein.

There can be no guarantee that State laws legalizing and regulating the sale and use of cannabis will not change or be repealed or overturned, or that local government authorities will not limit the applicability of State laws within their respective jurisdictions. There is a significant risk that future developments in the U.S. cannabis industry could result in third-party service providers suspending or withdrawing services essential to High Tide and its Subsidiaries to continue operations in the U.S., and a significant risk that regulatory bodies may impose certain restrictions on High Tide’s ability to operate in the U.S.

Ability to Access Capital

The continued development of High Tide’s U.S. operations may require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of High Tide’s current business strategy in the U.S. or High Tide ceasing to carry on business in the U.S. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to High Tide. Specifically, given the current laws regarding cannabis at the federal level in the U.S., traditional bank financing is typically not available to issuers engaged in the U.S. cannabis industry. The federal illegality of cannabis in the U.S. means that financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under several U.S. statutes, including money laundering statutes. As a result, High Tide may not be able to secure financing on terms acceptable to it, or at all.

In the event that High Tide raises funds to support its U.S. operations through the issuances of equity or convertible debt securities, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to those of holders of High Tide Shares. In addition, from time to time, High Tide may enter into transactions to acquire assets or the shares of other companies in furtherance of its U.S. operations. These transactions may be financed wholly or partially with debt, which may temporarily increase High Tide’s debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for High Tide to obtain additional capital and to pursue business opportunities, including potential acquisitions.

Table of Concordance

In accordance with Staff Notice 51-352, the following is a table of concordance, which is intended to assist readers in identifying those parts of this Information Circular that address the disclosure expectations outlined in Staff Notice 51-352. Unless otherwise indicated, all cross references in the below table of concordance refer to sections of this Schedule B to Appendix D.

Industry Involvement	Specific Disclosure Necessary to Fairly Present All Material Facts, Risks and Uncertainties	Cross References / Notes
All Issuers with U.S. Cannabis- Related Activities

Describe the nature of the issuer’s involvement in the U.S. cannabis industry and include the disclosures indicated for at least one of the direct, indirect and ancillary industry involvement types noted in this table.

See: ● “Nature of Involvement in the U.S. cannabis industry”

	Prominently state that cannabis is illegal under U.S. federal law and that enforcement of relevant laws is a significant risk.	See: ● “Nature of Involvement in the U.S. cannabis industry” ● “Cannabis is Illegal under U.S. Federal Laws” ● “Recap and Summary”

Discuss any statements and other available guidance made by federal authorities or prosecutors regarding the risk of enforcement action in any jurisdiction where the issuer conducts U.S. cannabis-related activities.

See: ● “History of Legal Developments in the U.S. Cannabis Industry”

Outline related risks including, among others, the risk that third- party service providers could suspend or withdraw services and the risk that regulatory bodies could impose certain restrictions on the issuer’s ability to operate in the U.S.

See: ● “Nature of Involvement in the U.S. cannabis industry” ● “Cannabis is Illegal under U.S. Federal Laws” ● “History of Legal Developments in the U.S. Cannabis Industry” ● “Recap and Summary”

Given the illegality of cannabis under U.S. federal law, discuss the issuer’s ability to access both public and private capital and indicate what financing options are / are not available in order to support continuing operations.

See: ● “Ability to Access Capital”
	Quantify the issuer’s balance sheet and operating statement exposure to U.S. cannabis-related activities.	See: ● “Nature of Involvement in the U.S. cannabis industry”

Disclose if legal advice has not been obtained, either in the form of a legal opinion or otherwise, regarding (a) compliance with applicable state regulatory frameworks and (b) potential exposure and implications arising from U.S. federal law.

High Tide has received legal advice from U.S. attorneys regarding (a) compliance with applicable State regulatory frameworks and (b) potential exposure and implications arising from U.S. federal law. High Tide and its U.S. counsel continue to monitor compliance carefully on an ongoing basis.

U.S. Cannabis Issuers with direct involvement in cultivation or distribution

Outline the regulations for U.S. states in which the issuer operates and confirm how the issuer complies with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state.

N/A

Discuss the issuer’s program for monitoring compliance with U.S. state law on an ongoing basis, outline internal compliance procedures and provide a positive statement indicating that the issuer is in compliance with U.S. state law and the related licensing framework. Promptly disclose any non-compliance, citations or notices of violation which may have an impact on the issuer’s licence, business activities or operations.

N/A
U.S. Cannabis Issuers with indirect involvement in cultivation or distribution	Outline the regulations for U.S. states in which the issuer’s investee(s) operate.	N/A

Provide reasonable assurance, through either positive or negative statements, that the investee’s business is in compliance with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state. Promptly disclose any noncompliance, citations or notices of violation, of which the issuer is aware, that may have an impact on the investee’s licence, business activities or operations.

N/A

U.S. Cannabis Issuers with material ancillary involvement	Provide reasonable assurance, through either positive or negative statements, that the applicable customer’s or investee’s business is in compliance with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state.

High Tide takes commercially reasonable steps to (a) regularly monitor the development of applicable U.S. federal and State laws, licensing requirements and regulatory frameworks, (b) engage U.S. legal counsel, where appropriate, to ensure it is operating in compliance with all applicable laws and permits, and (c) ensure that all third parties with which High Tide or its Subsidiaries engage in business dealings with are in compliance with the applicable cannabis regulatory framework enacted by the applicable State.

High Tide believes that it is, and to the best of its knowledge, believes that each third party with which it has a working business relationship is, as of the date of this Information Circular, in compliance with the applicable cannabis regulatory framework in the States in which it operates.

APPENDIX E

SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

Registered META Shareholders each have the right to dissent in respect of the Arrangement in accordance with Section 191 of the ABCA (as varied by the Interim Order in the case of the Dissent Rights). Such rights of dissent are described in the Information Circular under the heading “Rights of Dissent”. The full text of Section 191 of the ABCA is set forth below.

191(1)	Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b)	amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(b.1)	amend its articles under Section 173 to add or remove an express statement establishing the unlimited liability of shareholders as set out in Section 15.2(1),

(c)	amalgamate with another corporation, otherwise than under section 184 or 187,

(d)	be continued under the laws of another jurisdiction under section 189, or

(e)	sell, lease or exchange all or substantially all its property under section 190.

(2)	A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3)	In addition to any other right he may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4)	A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5)	A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a)	at or before any meeting of shareholders at which the resolution is to be voted on, or

(b)	if the corporation did not send notice to the shareholder of the purpose of the meeting or of his right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder’s right to dissent.

(6)	An application may be made to the Court after the adoption of a resolution referred to in subsection (1) or (2),

(a)	by the corporation, or

E - 1

(b)	by a shareholder if the shareholder has sent an objection to the corporation under subsection (5) to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section, or to fix the time at which a shareholder of an unlimited liability corporation who dissents under this section ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(7)	If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8)	Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a)	at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b)	within 10 days after the corporation is served with a copy of the application, if a shareholder is the applicant.

(9)	Every offer made under subsection (7) shall

(a)	be made on the same terms, and

(b)	contain or be accompanied with a statement showing how the fair value was determined.

(10)	A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder’s shares by the corporation, in the amount of the corporation’s offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11)	A dissenting shareholder

(a)	is not required to give security for costs in respect of an application under subsection (6), and

(b)	except in special circumstances must not be required to pay the costs of the application or appraisal.

(12)	In connection with an application under subsection (6), the Court may give directions for

(a)	joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b)	the trial of issues and interlocutory matters, including pleadings and questioning under Part 5 of the Alberta Rules of Court,

(c)	the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d)	the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e)	the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f)	the service of documents, and

(g)	the burden of proof on the parties.

E - 2

(13)	On an application under subsection (6), the Court shall make an order

(a)	fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b)	giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders,

(c)	fixing the time within which the corporation must pay that amount to a shareholder, and

(d)	fixing the time at which a dissenting shareholder of an unlimited liability corporation ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(14)	On:

(a)	the action approved by the resolution from which the shareholder dissents becoming effective,

(b)	the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder’s shares, whether by the acceptance of the corporation’s offer under subsection (7) or otherwise, or

(c)	the pronouncement of an order under subsection (13);

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder’s shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15)	Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16)	Until one of the events mentioned in subsection (14) occurs,

(a)	the shareholder may withdraw the shareholder’s dissent, or

(b)	the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17)	The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18)	If subsection (20) applies, the corporation shall, within 10 days after

(a)	the pronouncement of an order under subsection (13), or

(b)	the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder’s shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19)	Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder’s notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder’s full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20)	A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b)	the realizable value of the corporation’s assets would by reason of the payment be less than the aggregate of its liabilities.

E - 3

APPENDIX F

PRO FORMA FINANCIAL STATEMENTS OF HIGH TIDE

F - 1

High Tide Inc.

Pro Forma Consolidated Financial Position

As at July 31, 2020

(Unaudited, expressed in thousands of Canadian dollars)

	High Tide Inc. July 31, 2020	Meta Growth Corp. May 31, 2020	Pro forma Adjustments	Notes	Pro forma Consolidated
	$	$	$		$
Assets
Current assets
Cash and cash equivalents	7,108	14,194	(5,404)	3d)	15,898
Marketable securities	420	-	-		420
Trade and other receivables	4,233	1,256	-		5,489
Inventory	6,439	2,954	-		9,393
Prepaid expenses and deposits	3,046	3,465	-		6,511
Assets held for sale	-	650	-		650
Current portion of loans receivable	38	-	-		38
Total current assets	21,284	22,519	(5,404)		38,399
Non-current assets
Derivative Asset	-	149	-		149
Investment	-	842	-		842
Note receivable	-	162	-		162
Loan receivable	284	1,192	-		1,476
Property and equipment	13,374	5,965	-		19,339
Assets in process	-	1,686	-		1,686
Right-of-use assets, net	18,993	8,274	-		27,267
Long term prepaid expenses and deposits	1,595	-	-		1,595
Deferred tax asset	687	-	-		687
Intangible assets and goodwill	19,657	11,265	33,926	2	64,848
Total non-current assets	54,590	29,535	33,926		118,051
Total assets	75,874	52,054	28,522		156,450
Liabilities
Current liabilities
Accounts payable and accrued liabilities	7,916	2,859	-		10,775
Notes payable current	2,537	-	-		2,537
Deferred liability	1,853	-	-		1,853
Current portion of convertible debentures	14,518	-	-		14,518
Current portion of lease liabilities	4,725	2,394	-		7,119
Derivative liability	1,119	-	-		1,119
Total current liabilities	32,668	5,253	-		37,921
Non-current liabilities
Notes payable	1,802	-	-		1,802
Term loans	-	13,577	-		13,577
Convertible debentures	10,604	18,107	-		28,711
Lease liabilities	14,698	8,667	-		23,365
Long term contract liability	62	-	-		62
Deferred tax liability	2,388	2,607	3,928	2, 3e)	8,923
Total non-current liabilities	29,554	42,958	3,928		76,440
Total liabilities	62,222	48,211	3,928		114,361

Shareholder’s equity
Share capital	32,208	75,840	(44,441)	2, 3a), b)	63,607
Contributed surplus	2,621	5,306	(4,703)	3a), c)	3,224
Convertible debentures - equity	3,392	-	-	3a)	3,392
Warrants	7,675	4,380	(2,541)	3a), c)	9,514
Accumulated other comprehensive income	(231)	(428)	428	3a)	(231)
Accumulated deficit	(32,013)	(81,129)	75,725	3a), d)	(37,417)
Equity attributable to owners of the Company	13,652	3,969	24,468		42,089
Non-controlling interest	-	(126)	126		-
Total shareholders’ equity	13,652	3,843	24,594		42,089
Total liabilities and shareholders’ equity	75,874	52,054	28,522		156,450

The accompanying notes are an integral part of the pro forma consolidated financial statements.

High Tide Inc.

Pro Forma Consolidated Statement of Loss and Comprehensive Loss

For the nine months ended

(Unaudited, expressed in thousands of Canadian dollars)

	High Tide Inc. Nine months ended July 31, 2020	Meta Growth Corp. Nine months ended May 31, 2020	Pro forma Adjustments	Notes	Pro forma Consolidated
	$	$	$		$
Revenue
Merchandise sales	53,955	42,789	-		96,744
Royalty revenue	884	-	-		884
Other revenue	1,596	-	-		1,596
Total Revenue	56,435	42,789	-		99,224

Cost of sales	(35,042)	(29,005)	-		(64,047)
Gross profit	21,393	13,784	-		35,177
Expenses
Salaries, wages and benefits	(10,045)	(9,539)	-		(19,584)
Share-based compensation	(100)	(464)	-		(564)
General and administration	(2,970)	(4,021)	-		(6,991)
Professional fees	(2,318)	(1,977)	-		(4,295)
Advertising and promotion	(346)	(340)	-		(686)
Depreciation and amortization	(5,022)	(4,494)	(2,223)	3f)	(11,739)
Interest and bank charges	(368)	(455)	-		(823)
Total expenses	(21,169)	(21,290)	(2,223)		(44,682)
Income (loss) from operations	224	(7,506)	(2,223)		(9,505)

Other income (expenses)
Gain on extinguishment of debenture	3,390	-	-		3,390
Revaluation of derivative liability	247	-	-		247
Impairment loss	(247)	(22,134)	-		(22,381)
Gain on investment	-	1,123	-		1,123
Loss on disposal of assets	-	(18)	-		(18)
Finance and other costs	(7,983)	(5,306)	-		(13,289)
Foreign exchange gain (loss)	17	-	-		17
Total other expenses	(4,576)	(26,335)	-		(30,911)
Loss before taxes	(4,352)	(33,841)	(2,223)		(40,416)
Deferred tax (expense) recovery	(278)	679	-		401
Net Loss	(4,630)	(33,162)	(2,223)		(40,015)
Other comprehensive loss
Net loss for the period from discontinued operations	-	(1,261)	-		(1,261)
Translation difference on foreign subsidiary	135	-	-		135
Total comprehensive loss	(4,495)	(34,423)	(2,223)		(41,141)

The accompanying notes are an integral part of the pro forma consolidated financial statements.

High Tide Inc.

Pro Forma Consolidated Statement of Loss and Comprehensive Loss

For the year ended

(Unaudited, expressed in thousands of Canadian dollars)

	High Tide Inc. Year-ended October 31, 2019	Meta Growth Corp. Year-ended August 31, 2019	Pro forma Adjustments	Notes	Pro forma Consolidated
	$	$	$		$
Revenue
Merchandise sales	29,445	52,736	-		82,181
Royalty revenue	1,516	-	-		1,516
Commissions	-	1,211	-		1,211
Other revenue	333	155	-		488
Total Revenue	31,294	54,102	-		85,396

Cost of sales	(19,978)	(36,446)	-		(56,424)
Gross profit	11,316	17,656	-		28,972
Expenses
Salaries, wages and benefits	(10,447)	(13,160)	-		(23,607)
Share-based compensation	(2,209)	(964)	-		(3,173)
General and administration	(8,094)	(12,966)	(5,404)	3d)	(26,464)
Professional fees	(6,463)	(3,207)	-		(9,670)
Advertising and promotion	(2,252)	(693)	-		(2,945)
Depreciation and amortization	(1,401)	(3,388)	(2,965)	3f)	(7,754)
Interest and bank charges	(324)	(523)	-		(847)
Total expenses	(31,190)	(34,901)	(8,369)		(74,460)
Loss from operations	(19,874)	(17,245)	(8,369)		(45,488)

Other income (expenses)
Revaluation of derivative liability	732	-	-		732
Impairment loss	(4,820)	(16,828)	-		(21,648)
Related party balances written off	(34)	-	-		(34)
Finance and other costs	(3,089)	(5,308)	-		(8,397)
Loss on disposal of assets	-	(100)	-		(100)
Recovery of contingent liability	-	4,080	-		4,080
Gain on investment	-	598	-		598
Share of loss on equity investment	-	(98)	-		(98)
Foreign exchange gain (loss)	(44)	-	-		(44)
Gain on extinguishment of financial liability	129	-	-		129
Total other expenses	(7,126)	(17,656)	-		(24,782)
Loss before taxes	(27,000)	(34,901)	(8,369)		(70,270)
Deferred tax (expense) recovery	708	2,825	(3,928)		(395)
Net Loss	(26,292)	(32,076)	(12,297)		(70,665)
Other comprehensive loss
Translation difference on foreign subsidiary	(366)	-	-		(366)
Total comprehensive loss	(26,658)	(32,076)	(12,297)		(71,031)

The accompanying notes are an integral part of the pro forma consolidated financial statements.

High Tide Inc.

Notes to the Pro Forma Consolidated Financial Statements

(Unaudited, expressed in thousands of Canadian dollars, except share and per share amounts)

1.	Basis of Presentation

The accompanying unaudited pro forma consolidated statement of financial position and statements of loss and comprehensive loss of High Tide Inc. (“High Tide”) have been prepared by management to reflect the acquisition (the “Acquisition”) of Meta Growth Corp. (“Meta Growth”) by the Company.

The unaudited pro forma consolidated statement of financial position and statements of loss and comprehensive loss have been prepared using accounting policies and practices consistent with those used in the preparation of High Tide’s and Meta Growth’s recent consolidated financial statements, both of which are prepared under International Financial Reporting Standards (“IFRS”). In the opinion of management, the unaudited pro forma consolidated financial statements include all adjustments necessary for fair presentation of the Acquisition contemplated in the arrangement agreement.

Certain significant estimates have been made by management in the preparation of these pro forma consolidated financial statements, in particular, the determination of the fair value of Meta Growth’s assets and liabilities acquired and the fair value of the consideration given by High Tide.

The unaudited pro forma consolidated statement of financial position and statements of loss and comprehensive loss have been compiled from and include:

The unaudited pro forma consolidated statement of financial position as at July 31, 2020 has been compiled from:

●	The statement of financial position of High Tide as at July 31, 2020, obtained from the unaudited condensed consolidated financial statements of High Tide for the nine months ended July 31, 2020.

●	The statement of financial position of Meta Growth as at May 31, 2020, obtained from the unaudited condensed consolidated financial statements of Meta Growth for the nine months ended May 31, 2020.

The unaudited pro forma consolidated statement of loss and comprehensive loss for the nine months ended July 31, 2020 has been compiled from:

●	The statement of loss and comprehensive loss of High Tide for the nine months ended July 31, 2020, obtained from the unaudited condensed consolidated financial statements of High Tide for the nine months ended July 31, 2020.

●	The statement of loss and comprehensive loss of Meta Growth for the nine months ended May 31, 2020, obtained from the unaudited condensed consolidated financial statements of Meta Growth for the nine months ended May 31, 2020.

The unaudited pro forma consolidated statement of loss and comprehensive loss for the year ended October 31, 2019 has been compiled from:

●	The statement of loss and comprehensive loss of High Tide for the year ended October 31, 2019, obtained from the audited consolidated financial statements of High Tide for the year ended October 31, 2019.

●	The statement of loss and comprehensive loss of Meta Growth for the year ended August 31, 2019, obtained from the audited consolidated financial statements of Meta Growth for the year ended August 31, 2019.

The unaudited pro forma consolidated statement of financial position has been prepared as if the Acquisition took place on July 31, 2020. The unaudited pro forma consolidated statements of loss and comprehensive loss for the nine months ended July 31, 2020 and for the year ended October 31, 2019 have been prepared as if the Acquisition took place on November 1, 2018.

The unaudited pro forma consolidated statement of financial position and statements of loss and comprehensive loss have been prepared for illustration purposes only and may not be indicative of the combined results or financial position had the Acquisition been in effect at the date indicated.

High Tide Inc.

Notes to the Pro Forma Consolidated Financial Statements

(Unaudited, expressed in thousands of Canadian dollars, except share and per share amounts)

2.	Purchase Price Allocation

The proposed Acquisition of the outstanding common shares of Meta Growth by the Company pursuant to the arrangement agreement constitutes a business combination in accordance with IFRS 3, Business Combinations (“IFRS 3”), with High Tide as the acquirer. Accordingly, the Company has applied the principles of IFRS 3 in the pro forma accounting for the acquisition of Meta Growth, which requires the Company to recognize Meta Growth’s identifiable assets acquired and liabilities assumed at fair value, recognize consideration transferred in the acquisition at fair value and recognize goodwill, if any, as the excess of consideration transferred over the net of the acquisition date fair value of identifiable assets acquired and liabilities assumed.

As of the date of this Information Circular, the Company has not completed a detailed valuation study necessary to arrive at the required final estimates of the fair value of Meta Growth’s assets to be acquired and liabilities to be assumed. A final determination of the fair value of Meta Growth’s assets and liabilities will be based on the actual assets and liabilities of Meta Growth that exist as of the effective date of the Acquisition and, therefore, cannot be made prior to the effective date. In addition, the value of the consideration to be paid by High Tide on the effective date will be determined based on the closing price of High Tide’s common stock on the effective date. As a result, the pro forma adjustments are preliminary and are subject to change as additional information becomes available and as additional analysis is performed. The preliminary pro forma adjustments have been made solely for the purpose of providing the unaudited pro forma financial information. The Company has estimated the fair value of Meta Growth’s assets and liabilities based on discussions with Meta Growth’s management, preliminary valuation information, due diligence and information presented in Meta Growth’s public filings. Until the arrangement is completed, High Tide and Meta Growth are limited in their ability to share certain information. Upon completion of the Acquisition, a final determination of fair value of Meta Growth’s assets and liabilities will be performed. Any increases or decreases in the fair value of assets acquired and liabilities assumed upon completion of the final valuations will result in adjustments to the unaudited pro forma consolidated statement of financial position and unaudited pro forma consolidated statements of loss and comprehensive loss.

The final purchase price allocation may be materially different than that reflected in the preliminary pro forma purchase price allocation presented below. The estimated purchase consideration and the preliminary fair values of the assets acquired, and liabilities assumed for the purposes of these unaudited pro forma consolidated financial statements is summarized in the tables below:

High Tide Inc.

Notes to the Pro Forma Consolidated Financial Statements

(Unaudited, expressed in thousands of Canadian dollars, except share and per share amounts)

The preliminary purchase price of $33,841 has been allocated as follows:

Meta Growth Outstanding shares	236,679,686
Exchange ratio	0.824
High Tide Shares to be issued	195,024,061
Estimated fair value of High Tide Shares 10-day VWAP on Aug. 20, 2020	0.161
Estimated fair value of common shares issued	31,399
Estimated fair value of warrants issued	1,839
Estimated fair value of stock options issued	77
Estimated fair value of RSU’s issued	526
Consideration to be allocated to assets and liabilities	33,841
Assets	$
Cash	14,194
Accounts receivable	1,256
Inventory	2,954
Prepaid expenses	3,465
Property and equipment	5,965
Assets held for sale	650
Derivative asset	149
Investment	842
Assets in process	1,686
Right of use assets	8,274
Loan receivable	1,192
Note receivable	162
Intangible assets and goodwill	11,265
Intangible assets assumed (licenses)	14,823
Additional goodwill	19,103
Total assets	85,980

Liabilities	$
Trade and other payables	2,859
Current lease obligations	2,394
Term loans	13,577
Convertible debenture	18,107
LT Lease obligation	8,667
Deferred tax liability	2,607
Deferred tax liability assumed	3,928
Total liabilities	52,139

Net assets acquired	33,841

3.	Pro Forma Assumptions and Adjustments

The following are the pro forma assumptions and adjustments relating to the Acquisition.

a)	The elimination of the historical equity of Meta Growth.

b)	Under the terms of the arrangement agreement, the shareholders of Meta Growth will receive 0.824 (“Exchange Ratio”) of a common share of High Tide for each Meta Growth share held resulting in the issuance of 195,024,061 common shares of High Tide. The fair value of the common shares issued was determined based on the August 20, 2020 10-day volume weighted average trading price of High Tide’s common shares which was $0.161.

c)	The stock options, warrants and RSU’s previously held under Meta Growth will be converted into stock options, warrants and RSU’s of High Tide by applying the Exchange Ratio on the effective date. This results in a total of 4,109,273 stock options, 44,938,012 warrants and 3,269,644 RSU’s being issued.

High Tide Inc.

Notes to the Pro Forma Consolidated Financial Statements

(Unaudited, expressed in thousands of Canadian dollars, except share and per share amounts)

The fair value of the stock options was determined to be $77 using the black-scholes option pricing model with the following assumptions: share price of $0.161, an average exercise price of $0.64, a risk free rate of 0.28%, expected life of 2.69 years and volatility of 70%.

The fair value of the warrants was determined to be $1,839 using the black-scholes option pricing model with the following assumptions: share price of $0.161, an average exercise price of $0.36, a risk free rate of 0.28%, average expected life of 2.69 years and volatility of 70%.

The fair value of the RSU’s of $526 was determined as the total amount outstanding multiplied by High Tide’s trading price of $0.161 on August 20, 2020.

d)	The estimated cash transaction costs to be incurred in connection with the Acquisition were determined to be $5,404.

e)	The increase in deferred tax liability has been estimated based on the fair value of the licenses acquired which was determined based on the Company’s corporate tax rate of 26.5%.

f)	The amortization of the licenses acquired was calculated based on an estimated 5-year useful life.

4.	Share Capital and Per Share Amounts

a)	The following table summarizes the pro-forma share capital:

Common Shares

	Note	Number	Amount
Meta Growth’s common shares at May 31, 2020		236,679,686	75,840
High Tide’s common shares at July 31, 2020		236,380,280	32,208
Elimination of Meta Growth’s issued and outstanding shares and share capital and contributed surplus	3a)	(236,679,686)	(75,840)
Common shares issued in connection with the transaction	2, 3b)	195,024, 061	31,399
		431,404,341	63,607

b)	The following table summarizes the pro forma warrants:

	Note	Number	Amount
Warrants of Meta Growth’s outstanding at May 31, 2020		54,536,422	4,380
Warrants of High Tide’s outstanding at July 31, 2020		132,201,464	7,675
Elimination of Meta Growth warrants	3a)	(54,536,422)	(4,380)
Issuance of High Tide warrants	3c)	44,938,012	1,839
		177,139,476	9,514

c)	The following table summarizes the pro forma contributed surplus:

	Note	Number	Amount
Stock options and RSU’s of Meta Growth outstanding at May 31, 2020		8,954,997	5,306
Stock options of High Tide outstanding at July 31, 2020		9,410,000	2,621
Cancellation of Meta Growth stock options and RSU’s	3a)	(8,954,997)	(5,306)
Issuance of High Tide stock options	3c)	4,109,273	77
Issuance of High Tide RSU’s		3,269,644	526
		16,788,917	3,224

High Tide Inc.

Notes to the Pro Forma Consolidated Financial Statements

(Unaudited, expressed in thousands of Canadian dollars, except share and per share amounts)

5.	Basic and Diluted Loss Per Share

The pro forma basic and diluted loss per share for the nine months ended July 31, 2020 and year ended October 31, 2019.

For nine months ended July 31, 2020
High Tide’s weighted average number of shares outstanding	226,865,123
Common shares issued to Meta Growth’s shareholders	195,024,061
Pro forma weighted average number of High Tide shares outstanding (basic)	421,889,184
High Tide and Meta Growth dilutive shares	-
Pro forma weighted average number of High Tide shares outstanding (diluted)	421,889,184
Pro forma net loss	(40,015)
Pro forma loss per share (basic and diluted)	(0.10)

For year ended October 31, 2019
High Tide’s weighted average number of shares outstanding	198,181,696
Common shares issued to Meta Growth’s shareholders	195,024,061
Pro forma weighted average number of High Tide shares outstanding (basic)	393,205,757
High Tide and Meta Growth dilutive shares	-
Pro forma weighted average number of High Tide shares outstanding (diluted)	393,205,757
Pro forma net loss	(70,665)
Pro forma loss per share (basic and diluted)	(0.18)

QUESTIONS? NEED HELP VOTING?

  CONTACT US

North American Toll Free Phone

1.800.749.9052

E-mail: contactus@kingsdaleadvisors.com

Fax: 416.867.2271

Toll Free Facsimile: 1.866.545.5580

Outside North America, Banks and Brokers Call Collect: 416.867.2272